 As filed with the Securities and Exchange Commission on November 8, 2001


                                                Registration No. 333-44394

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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ---------------

                             AMENDMENT NO. 1


                                    TO

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                             VERIZON WIRELESS INC.
            (Exact Name of Registrant as Specified in Its Charter)
        Delaware                    4812                    52-2259294
    (State or other          (Primary Standard           (I.R.S. Employer
    jurisdiction of              Industrial           Identification Number)
    incorporation or        Classification Code
     organization)                Number)
                          180 Washington Valley Road
                             Bedminster, NJ 07921
                                (908) 306-7000
   (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                ---------------
                                Edward Langston
                            Chief Financial Officer
                             Verizon Wireless Inc.
                          180 Washington Valley Road
                             Bedminster, NJ 07921
                                (908) 306-7000
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                                ---------------
                                  Copies to:
          Francis J. Morison                        John B. Tehan
       Richard D. Truesdell, Jr.                  Alan D. Schnitzer
         Davis Polk & Wardwell               Simpson Thacher & Bartlett
         450 Lexington Avenue                   425 Lexington Avenue
       New York, New York 10017               New York, New York 10017
            (212) 450-4000      ---------------    (212) 455-2000
  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                ---------------
                        CALCULATION OF REGISTRATION FEE

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                                                                            Proposed
                                                                             Maximum
                                                                            Aggregate     Amount of
                          Title of Each Class                               Offering     Registration
                     of Securities to be Registered                         Price(1)         Fee
-----------------------------------------------------------------------------------------------------
Class A Common Stock, par value
 $.001 per share.......................................................  $5,000,000,000        -- (2)

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(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933.


(2) The Registrant has previously paid $1,320,000.


  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

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Explanatory Note:

  This Registration Statement contains two forms of prospectus: one to be used in connection with an offering in the United States and Canada and one to be used in a concurrent international offering outside the United States and Canada. The two prospectuses are identical except for the front cover page and the "Underwriting" section. Each of these pages for the U.S. prospectus is followed by the alternate page to be used in the international prospectus. Each of the alternate pages for the international prospectus is labeled "Alternate Page for International Prospectus." Final forms of each prospectus will be filed with the Securities and Exchange Commission under Rule 424(b).

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED NOVEMBER 8, 2001


PROSPECTUS

                                        Shares


                        [LOGO OF VERIZON WIRELESS INC.]

                             Verizon Wireless Inc.

                                  -----------

  Verizon Wireless Inc. is offering shares of its Class A common stock. Following the offering, Verizon Wireless Inc. will be the managing general partner of Cellco Partnership, a general partnership which does business as Verizon Wireless. No public market currently exists for the Class A common
stock. We anticipate that the public offering price will be between $      and
$      per share.


  This prospectus relates to an offering of     shares in the United States and
Canada. In addition,     shares are being offered outside the United States and
Canada.

  We have applied to list our Class A common stock on the New York Stock Exchange under the symbol "VZW."


  Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 13.


                                  -----------

  Neither the Securities and Exchange Commission nor any other securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  -----------

                                                                      Per
                                                                     Share Total
                                                                     ----- -----
   Public offering price............................................ $     $
   Underwriting discount............................................ $     $
   Proceeds, before expenses........................................ $     $

  We have granted the U.S. and international underwriters options to purchase
up to an additional     shares of our common stock solely to cover over-
allotments.

  The underwriters expect that the shares of Class A common stock will be ready
for delivery on      , 2001.


                                  -----------

Goldman, Sachs & Co.                                         Merrill Lynch & Co.

      , 2001

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               [Alternate Page for International Prospectus]


               SUBJECT TO COMPLETION, DATED NOVEMBER 8, 2001

PROSPECTUS

                                        Shares


                        [LOGO OF VERIZON WIRELESS INC.]

                             Verizon Wireless Inc.

                                  -----------

  Verizon Wireless Inc. is offering shares of its Class A common stock. Following the offering, Verizon Wireless Inc. will be the managing general partner of Cellco Partnership, a general partnership which does business as Verizon Wireless. No public market currently exists for the Class A common
stock. We anticipate that the public offering price will be between $      and
$      per share.


  This prospectus relates to an offering of     shares outside the United
States and Canada. In addition,     shares are being offered in the United
States and Canada.

  We have applied to list our Class A common stock on the New York Stock Exchange under the symbol "VZW."


  Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 13.


                                  -----------

  Neither the Securities and Exchange Commission nor any other securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  -----------

                                                                      Per
                                                                     Share Total
                                                                     ----- -----
   Public offering price............................................  $     $
   Underwriting discount............................................  $     $
   Proceeds, before expenses........................................  $     $

  We have granted the international and U.S. underwriters options to purchase
up to an additional     shares of our common stock solely to cover over-
allotments.


  The underwriters expect that the shares of Class A common stock will be ready
for delivery on      , 2001.


                                  -----------

Merrill Lynch International                          Goldman Sachs International

      , 2001

                   INSIDE FRONT COVER PAGE OF THE PROSPECTUS

[Eleven different photograph images of individuals holding a cellular phone or creating a "V" symbol with their hand. Below the pictures are the words "Join In", followed by an outline of a map of the United States and the Verizon Wireless Logo.]

                               TABLE OF CONTENTS


                                   Page
                                   ----
Prospectus Summary................   1
Risk Factors......................  13
Verizon Wireless Organizational
 Structure........................  29
Use of Proceeds...................  33
Dividends.........................  33
Capitalization....................  35
Dilution..........................  36
Unaudited Pro Forma Financial
 Information......................  37
Selected Historical Financial
 Data.............................  49
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations........  51
Business..........................  68


                                    Page
                                    ----
Management......................... 105
Certain Relationships and Related
 Party Transactions................ 124
Principal Stockholders............. 140
United States Federal Tax
 Considerations for Non-U.S.
 Holders........................... 142
Description of Capital Stock....... 144
Shares Eligible for Future Sale.... 153
Underwriters....................... 155
Legal Matters...................... 163
Experts............................ 163
Change in Accountants.............. 164
Where You Can Find More
 Information....................... 164
Index to Financial Statements...... F-1


                               ----------------


  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock.

  Until      , 2001, all dealers that buy, sell or trade Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


  Trademarks, servicemarks and other similar intellectual property owned by or licensed to us appear in italics when first used. All other trademarks appearing in this prospectus are the property of their respective owners.

                            PROSPECTUS SUMMARY


  This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that you should consider before deciding to invest in our Class A common stock. We urge you to read this entire prospectus carefully, including the "Risk Factors" section and the consolidated financial statements and the notes to those statements.


                             VERIZON WIRELESS


General


  Following the offering, Verizon Wireless Inc. will be the leading wireless communications provider in the United States in terms of the number of subscribers, revenues and operating cash flow and offers wireless voice and data services across the most extensive network in the United States. On a pro forma basis giving effect to this offering and various acquisitions and dispositions that occurred prior to this offering,


  . we had the largest subscriber base in the United States, with 27.9 million subscribers as of June 30, 2001, of which approximately 17.9 million were digital subscribers;


  . we have FCC licenses to offer our services in areas where approximately 245 million people reside;


  . our network provides service in, or covers, areas where approximately 90% of the population in our licensed areas, or 221 million people, reside and in 49 of the 50 and 97 of the 100 most populated U.S. metropolitan areas;


  . our network provides digital coverage in areas where approximately 205 million people reside, including in almost every major U.S. city;


  . we had pro forma revenues of $15.4 billion for the year ended December 31, 2000 and $8.4 billion for the six months ended June 30, 2001; and


  . we had pro forma EBITDA of $4.8 billion for the year ended December 31, 2000 and $2.9 billion for the six months ended June 30, 2001.


Our broad network coverage, digital technology, widespread distribution channels and operating and financial strength position us to take advantage of the growing demand for wireless voice and data services.


  We will provide all of our wireless services through Cellco Partnership and its subsidiaries, which operate under the brand name "Verizon Wireless," as we will use the proceeds of the offering to purchase an interest in the partnership and become its managing general partner. On a historical basis, the partnership had revenues of $14.2 billion for the year ended December 31, 2000 and $8.4 billion for the six months ended June 30, 2001 and EBITDA of $4.3 billion for the year ended December 31, 2000 and $2.9 billion for the six months ended June 30, 2001. EBITDA is defined as operating income plus depreciation and amortization. We believe that EBITDA is an indicator of our cash generation capabilities and the strength of our financial condition. EBITDA is not presented as an alternative measure of operating results, cash flow from operations or other measures of liquidity, as determined in accordance with generally accepted accounting principles.






  We believe that the breadth and quality of our network, including our digital technology, is a significant competitive advantage. Our extensive coverage enables us to cost-effectively offer innovative pricing, such as our SingleRate plans, enhanced features and other targeted service packages. Our digital network uses a wireless digital transmission standard known as code division multiple access, or CDMA, which provides high-quality service to customers on a cost-effective basis. As of June 30, 2001, our digital network reached approximately 93% of the population covered by our service, and we expect that by the end of 2003 digital service will be available in nearly 100% of our network.


  Our CDMA network positions us to meet the growing voice and data needs of our customers and allows us to migrate efficiently to the next generation of technologies, such as "1XRTT," a technology upgrade of CDMA. Upon full deployment of our 1XRTT network and 1XRTT handsets, we expect that this technology will effectively double our network's voice capacity compared to the current version of CDMA and will allow the high speed transmission of data at rates ranging up to 144 kilobits per second, depending on network traffic levels. We have added 1XRTT technology to parts of our metropolitan New York network and plan to commence commercial deployment of 1XRTT in New York and other major markets beginning in the fourth quarter of 2001. We expect to upgrade portions of our network that provide service to, or cover, approximately 20% of the population covered by our network to 1XRTT technology by the end of 2001.






  We are poised to take advantage of the projected high demand for wireless data services and are an industry leader in developing new, differentiated wireless data services and applications to meet this growing demand. We were the first major wireless communications provider to offer data services through handsets that subscribers can customize using a desktop-accessible Internet portal. At June 30, 2001, we had approximately 1.0 million paying subscribers to this Mobile Web service. Another example of our wireless data initiatives is a short messaging service that we launched in January 2001. Approximately 2.8 million of our subscribers have handsets that will be able to utilize this new service. We expect continuing growth from wireless data services as a result of the introduction of new applications for businesses and consumers, including access to e-mail and Internet content, synchronization of contact and calendar information with desktop computers and downloadable applications. To remain competitive and to take advantage of these growth opportunities, we will need to meet substantial build-out requirements, which may be costly.


Business Strategy


  Our goal is to be the acknowledged market leader in providing wireless voice and data services in the United States with a focus on high-quality service across a cost-effective network while meeting and exceeding the growing needs of our customers. To accomplish this goal, we must continue to implement the following key elements of our business strategy:


  . acquire, satisfy and retain customers and increase the value of our service offerings to customers;


  . invest in and expand our digital network and convert our remaining analog users to digital service;


  .  continue to strengthen and promote the "Verizon Wireless" brand;

  .  increase operating margins and capital efficiency;


  .  expand our wireless data and messaging offerings;




  . continue to realize synergies from the combination of our predecessor companies; and


  . capitalize on our relationships with our two principal stockholders, Verizon Communications Inc. and Vodafone Group Plc.


Recent Strategic Acquisitions


  One of our primary business strategies is to build-out and expand our digital network so that we may provide seamless and superior coverage nationally on a cost-efficient basis. We have entered into several recent transactions to help us achieve this strategy. We are also in preliminary discussions to acquire additional licenses, although none of those potential transactions would be material to our company.


  FCC 1900 MHz Spectrum Auction. On January 29, 2001, the FCC concluded the bidding phase of its re-auction of licenses in the 1900 MHz spectrum, which is used to provide PCS wireless services. We were the winning bidder for 113 of the 422 licenses offered, including two 10 MHz licenses in each of New York, Boston and Seattle and one 10 MHz license in other major markets such as Los Angeles, Chicago, Philadelphia and San Francisco. These 113 licenses cover areas where more than 167 million people reside and will cost approximately $8.8 billion. We already are licensed to provide services in areas covering approximately 157 million of these people, and intend to use the new licenses in those areas to augment our existing spectrum capacity, permitting us to offer additional services, to improve the quality of our existing services and to continue to add additional subscribers. The remaining licenses covering approximately 10 million people are in areas where we do not currently provide service, including Oklahoma City, which is the only one of the top 50 U.S. markets where we do not currently provide service and would expand our network's coverage. In August 2001, 33 licenses, for which we had bid $82.4 million, were granted to us. The award of the remaining 80 licenses is subject to court challenges that could result in cancellation of the auction results. In June 2001, a federal appeals court invalidated the FCC order that led to the re-auction of most of these licenses, including licenses for the markets mentioned above. Settlement discussions have been ongoing, but there can be no assurance that these discussions will be completed or that they will result in the grant to us of the licenses. If the litigation can be resolved in a way that allows the licenses to be awarded to us, we expect to begin utilizing the spectrum in major markets approximately twelve months after the licenses are awarded, once we have completed necessary build-out. We are permitted to use this spectrum to provide existing services, as well as for high speed data services using next generation technology.




  On a pro forma basis giving effect to the 2001 FCC auction results:


  . we would have licenses to operate in markets that have approximately 255 million people, or approximately 91% of the U.S. population, including all of the top 50 markets and 98 of the top 100 markets; and


  . we would control more licensed spectrum in the top 25 and top 50 markets than any other mobile wireless provider.




When combined with our CDMA technology, we believe that our strong spectrum position, if we are awarded all of the licenses for which we were the winning bidder in the 2001 FCC auction, will provide us with a significant competitive advantage that will permit us to better meet anticipated increases in demand for wireless voice and data services.

  Potential Acquisition of Price Communications Wireless. In November 2000, we entered into an agreement with Price Communications Corporation to acquire its subsidiary, Price Communications Wireless Inc., for shares of our Class A common stock. Price Communications Wireless provides 850 MHz wireless service to approximately 560,000 subscribers in areas where approximately 3.5 million people reside in Alabama, Florida, Georgia and South Carolina where we do not currently provide service. Price Communications Wireless had revenues of approximately $270.0 million and $132.0 million for the year ended December 31, 2000 and the six months ended June 30, 2001, respectively. The agreement permitted either party to terminate the agreement if the closing did not occur by September 30, 2001. Because that deadline was not met, we began discussions with Price Communications to explore alternative forms of consideration and other terms for the acquisition under current market conditions.


  Potential Acquisition of Certain Dobson Operations. We have entered into agreements to acquire wireless businesses in California, Georgia, Ohio and Tennessee from Dobson Cellular Systems Inc. and one of its affiliates for approximately $465.0 million in cash and are in negotiations to acquire a controlling interest in an additional wireless business from Dobson in Arizona for approximately $85.0 million in cash. The businesses to be acquired have licenses to provide service in areas with a population of approximately 1.2 million in strategic areas where we do not currently provide service. These areas are all located between major markets where we already operate and generate significant roaming by our subscribers. The acquisitions are conditioned upon each other and subject to our purchase of the controlling interest in the Arizona business and other customary closing conditions.






Relationship With Our Partners


  Prior to the offering, the partnership has been 55% owned by Verizon Communications and 45% owned by Vodafone. Verizon Communications is the largest provider of wireline voice and data services in the United States, with approximately 125 million access line equivalents as of June 30, 2001, as well as the largest provider of wireless services in the United States by virtue of its controlling interest in the partnership. Vodafone, which is based in the United Kingdom, is one of the world's leading wireless telecommunications companies and, giving proportional credit for customers of non-wholly owned investments based upon its ownership interest, has more than 95 million customers in 28 countries as of September 30, 2001.






Our Structure


  Following the offering, Verizon Wireless Inc. will be a holding company with
no material assets other than     % of the equity interest in the partnership,
or     % if the underwriters' over-allotment option is exercised in full. We will acquire this partnership interest using the net proceeds of the offering. Our sole business will be to act as the managing general partner of the partnership, in which capacity we will generally control the management and operations of the partnership. As a result of agreements with our principal stockholders, our business is limited to the wireless market in the United States, and we cannot compete internationally or in other telecommunications fields.


  Immediately after the offering, holders of the Class A common stock offered
by this prospectus will own more than     % of our outstanding capital stock,
and Verizon Communications and Vodafone will collectively own the remainder.
However, Verizon Communications and Vodafone will control approximately     %
of the voting power of our common stock through their ownership of high vote
Class B and Class C common stock, or approximately     % if the underwriters
exercise their over-allotment option in full. They will also own     % of the
interests in the partnership, or approximately     % if the underwriters
exercise their over-allotment option in full, and will generally be entitled to exchange their partnership units in the partnership and convert their Class B and Class C common stock into Class A common stock on a one-for-one basis. Upon completion of this offering, assuming exchange of all partnership units and conversion of all
Class B and Class C common stock, Verizon Communications will own     % and
Vodafone will own     % of our common stock on a fully diluted basis, or     %
and     % if the underwriters exercise their over-allotment option in full, respectively.


  Verizon Communications and Vodafone will be able to exercise control over our management and affairs and all matters requiring stockholder approval as a result of their ownership of high vote Class B or Class C common stock, respectively, in Verizon Wireless Inc. and units in the partnership. We are highly dependent upon these principal stockholders. They will have veto rights over significant decisions. Verizon Communications owns the "Verizon Wireless" brand name, which we license on a non-exclusive basis. In addition, the partnership may be required to repurchase up to $20 billion of Vodafone's interest in the partnership in stages beginning in 2003, which may require us to incur debt, issue additional equity or use cash flows from operations that would otherwise be available for other uses. Neither Verizon Communications nor Vodafone has fiduciary obligations to you in connection with their actions as stockholders of our company and therefore may act in a manner contrary to your interests in exercising their rights as principal stockholders.


                                ----------------

  Our principal executive offices are located at 180 Washington Valley Road, Bedminster, New Jersey 07921, and our telephone number is (908) 306-7000.

                               THE OFFERING

Class A common stock offered in
the offering.................                  shares.

Common stock to be outstanding
after the offering:


  Class A common stock.....                      shares. In addition,
                                      shares are issuable upon conversion of
                                      Class B and C common stock and upon
                                      exchange of outstanding partnership
                                      units.


  Class B common stock.....           1,000 shares, all of which will be owned
                                      by Verizon Communications.


  Class C common stock.....           1,000 shares, all of which will be owned
                                      by Vodafone.


Use of Proceeds:


  By Verizon Wireless Inc. .....      To acquire             units in the
                                      partnership, representing a     %
                                      interest, or             units in the
                                      partnership, representing an     %
                                      interest, if the underwriters exercise
                                      their over-allotment option in full.

  By the partnership.......           To repay $      billion of debt owed to
                                      Verizon Communications and for general
                                      corporate purposes, including capital
                                      expenditures related to the expansion and upgrade of its network and the acquisition of additional spectrum licenses and other wireless assets. See
                                      "Use of Proceeds."


Voting rights................         The holders of Class A common stock
                                      generally will have voting rights
                                      identical to holders of Class B and C
                                      common stock, except that holders of
                                      Class B and Class C common stock will
                                      have a higher number of votes per share
                                      than the Class A shares.

                                      In addition, so long as there are shares of Class B common stock and Class C common stock outstanding, holders of Class B common stock will, voting as a class, have the right to elect seven of our 13 directors and holders of Class C common stock will, voting as a class, have the right to elect three of our directors. Holders of all classes of our common stock will vote together as a single class for the election of our three remaining directors.

                                      Our certificate of incorporation will
                                      require that significant decisions,
                                      including equity issuances and
                                      significant acquisitions and
                                      dispositions, must be approved by a
                                      special committee that will consist of a Class B director and a Class C director, and the partnership agreement requires that these decisions also be approved by representatives that are designated by Verizon Communications and Vodafone.

Dividend and distribution
policy.......................         We do not intend to pay dividends on our
                                      common stock, although the partnership
                                      will make distributions to its partners, including us. We plan to reinvest those distributions, except for amounts necessary to pay taxes, for use in the operation of the partnership's business and to fund future growth. See
                                      "Dividends."


Proposed symbol..............      "VZW"

  Unless we state otherwise, the information in this prospectus about our Class A common stock does not reflect:

  . the underwriters' exercise of their option to purchase up to additional shares of Class A common stock to cover over-allotments;

  .     shares of our Class A common stock reserved for issuance upon exercise of stock options; or

  .               shares of our Class A common stock that may be issued upon conversion of Class B and Class C common stock or upon exchange of the outstanding units in the partnership not owned by Verizon
    Wireless Inc.

                     SUMMARY FINANCIAL AND OTHER DATA


  The following table presents summary consolidated financial and operating data for the partnership and summary pro forma consolidated financial and operating data for Verizon Wireless Inc. The data presented in this table is derived from the historical and pro forma financial statements and related notes which are included elsewhere in this prospectus. You should read those sections for a further explanation of the financial data summarized here. You should also read our "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                               Pro Forma            Historical
                                      --------------------------- --------------
                                       Year Ended    Six Months     Six Months
                                      December 31, Ended June 30, Ended June 30,
                                      ------------ -------------- --------------
                                          2000          2000           2001
                                      ------------ -------------- --------------
                                        (dollars in millions, except per share
                                              and other operating data)
Cellco Partnership:
Statement of Operations Data:
Operating revenue:
Service revenues....................    $14,068        $6,641         $7,798
Equipment and other.................      1,324           628            632
                                        -------        ------         ------
 Total operating revenue............     15,392         7,269          8,430
                                        -------        ------         ------
Operating costs and expenses:
Cost of service.....................      2,078           960          1,090
Cost of equipment...................      2,114           876          1,130
Selling, general and
 administrative.....................      6,413         3,117          3,324
Depreciation and amortization.......      3,357         1,661          1,807
                                        -------        ------         ------
 Total operating costs and
  expenses..........................     13,962         6,614          7,351
                                        -------        ------         ------
Operating income....................      1,430           655          1,079
Other income (expenses):
Interest expense, net...............       (569)         (280)          (324)
Minority interests..................       (130)          (67)           (46)
Equity in income (loss) of
 unconsolidated entities............         71            38            (10)
Other, net..........................         17           (2)             (9)
                                        -------        ------         ------
Income from continuing operations
 before provision for income taxes..        819           344            690
Provision for income taxes..........         70            47             28
                                        -------        ------         ------
Income from continuing operations
 (partnership)......................    $   749        $  297         $  662
                                        =======        ======         ======
Cash Flow Data:
Net cash provided by operating
 activities.........................    $ 3,661        $1,908         $1,548
Net cash used in investing
 activities.........................      7,371         2,949          4,553
Net cash provided by financing
 activities.........................      3,742         1,503          2,972
Capital expenditures................      5,414         1,878          2,462

Other Operating Data:
EBITDA (in millions) (1)............    $ 4,787        $2,316         $2,886
EBITDA margin (2)...................       34.0%         34.9%          37.0%
Subscribers (in millions) (end of
 period)(3).........................       26.8          24.8           27.9
Digital subscribers (in millions)
 (end of period)(3).................       14.0          10.6           17.9
Subscriber churn (4)................       2.59%         2.51%          2.58%
Licensed population (in millions)
 (end of period)....................        242           242            245
Covered population (in millions)
 (end of period) (5)................        214           206            221

                                                      Pro Forma, as adjusted
                                                   ----------------------------
                                                    Year Ended    Six Months
                                                   December 31, Ended June 30,
                                                   ------------ ---------------
                                                       2000      2000    2001
                                                   ------------ ------- -------
                                                   (dollars in millions, except
                                                         per share data)
Verizon Wireless Inc.:
Income from continuing operations (partnership)..      $749     $   297 $   662
Minority interests (6)...........................
Income tax provision, net (6)....................
                                                       ----     ------- -------
Pro forma income from continuing operations, as
 adjusted (6)....................................      $        $       $
                                                       ====     ======= =======
Pro forma basic and diluted income from
 continuing operations per share (7).............      $        $       $
                                                       ====     ======= =======
Pro forma weighted average common shares
 outstanding
Basic and diluted................................


                                                        As of June 30, 2001
                                                    ---------------------------
                                                                    Verizon
                                                      Cellco     Wireless Inc.
                                                    Partnership    Pro forma
                                                    Historical  as adjusted (8)
                                                    ----------- ---------------
                                                       (dollars in millions)
Balance Sheet Data:
Cash and cash equivalents..........................   $    54
Property, plant, and equipment, net................    14,450
Total assets.......................................    58,767
Total debt.........................................    15,266
Redeemable minority interest.......................       --
Minority interest in consolidated entities.........       354
Partner's capital subject to redemption............    20,000
Total partners' capital/stockholders' equity.......    17,932

--------

  The Statement of Operations Data for the six months ended June 30, 2000 has been restated. See the notes to the partnership's unaudited financial statements included herein.




(1) "EBITDA" is defined as operating income plus depreciation and amortization. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles, but because we believe it is a widely accepted indicator of our ability to incur and service debt and make capital expenditures. EBITDA does not give effect to cash used for debt service requirements and partnership distributions and thus does not reflect funds available for dividends, reinvestment or other discretionary uses. In addition, EBITDA as presented herein may not be comparable to similarly titled measures reported by other companies. EBITDA for the pro forma year ended December 31, 2000 and six months ended June 30, 2000 and for the historical six months ended June 30, 2001 was reduced by $350 million, $154 million and $92 million of integration costs, respectively.


(2) EBITDA margin is defined as EBITDA divided by service revenues and is expressed as a percentage.


(3) All subscriber data in this prospectus, including the number of subscribers at any date, churn and revenue per subscriber, is presented for our voice and data subscribers and includes customers who purchase service from resellers of our service, but does not include subscribers to our paging services or to General Motors Corporation's OnStar limited voice service, unless we tell you otherwise or it is otherwise clear from the context.


    On March 31, 2001, the partnership restated its historical and pro forma subscriber count for all periods beginning on and after January 1, 1999. The restatement was the result of a reconciliation of third-party billing systems for prepaid and resale customers. The subscriber adjustment was primarily comprised of analog prepaid subscribers that generated little or no revenue. Periods prior to January 1, 1999 were unaffected.

(4) Subscriber churn is calculated as a percentage by determining the number of subscribers who cancel service during a period divided by the sum of the average number of subscribers per month in that period. We determine the average number of subscribers on a per month basis using the number of subscribers at the beginning and end of each month.


(5) Covered population refers to the number of people residing in areas where we have licenses that can receive a signal from our cell sites.




(6) The adjustments reflect the offering, the acquisition of partnership units by Verizon Wireless Inc. with the net proceeds of the offering and its entry into the partnership as managing general partner and the application of the proceeds therefrom by the partnership. The additional minority interest expense and income tax assumes these transactions occurred at the beginning of the earliest period presented. See "Unaudited Pro Forma Financial Information."


(7) Pro forma basic and diluted income from continuing operations per share
    gives effect to the issuance of     shares of Class A common stock.


(8) As adjusted amounts give effect to the following:


  . the issuance and sale of     million shares of Class A common stock by us
    in the offering at an assumed initial public offering price of $   per
    share, the midpoint of the range set forth on the cover page of this prospectus;


  . the use of the net proceeds to acquire a   % interest in the partnership
    and the application of the proceeds therefrom by the partnership; and


  . the minority interest created and the income taxes associated with our company becoming the managing general partner of the partnership in
    connection with the offering and our acquisition of a   % interest in the
    partnership while Verizon Communications and Vodafone own all of the remaining partnership interests.

              SUMMARY FINANCIAL AND OTHER DATA OF THE PARTNERSHIP

  The following table presents summary historical consolidated financial and other operating data of the partnership. The data presented in this table are derived from "Selected Historical Financial Data" and the historical financial statements and related notes which are included elsewhere in this prospectus. You should read those sections for a further explanation of the financial data summarized here. You should also read our "Management's Discussion and Analysis of Financial Condition and Results of Operations."


  Prior to April 2000, the partnership operated Verizon Communications' mobile wireless business under the "Bell Atlantic Mobile" brand name. In April 2000, Vodafone contributed its AirTouch mobile wireless business, and Verizon Communications and Vodafone contributed their interests in PrimeCo to the partnership, and in July 2000, Verizon Communications contributed GTE Wireless' mobile wireless business to the partnership in a transaction accounted for in a manner similar to a pooling of interests. The historical financial information includes the results of operations and cash flows for (1) Bell Atlantic Mobile and GTE Wireless for all periods retroactively restated on a consolidated basis, (2) various significant acquisitions, including the U.S. mobile wireless and paging operations of Vodafone, PrimeCo and some of Ameritech Corporation's wireless operations in the Midwest from their date of acquisition, and (3) various disposed assets until the date of disposition. Accordingly, the financial information is not representative of our current business. You should read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Presentation of Financial Information" and the unaudited pro forma financial statements we have included elsewhere in this prospectus.



                                                              Six Months
                                 Year Ended December          Ended June
                                         31,                      30,
                                ------------------------     -----------------
                                 1998     1999    2000        2000       2001
                                -------  ------  -------     ------     ------
                                 (dollars in millions, except other
                                          operating data)
Statement of Operations Data:
Operating revenue:
Service revenues..............  $ 6,178  $6,967  $13,000     $5,573     $7,798
Equipment and other...........      463     692    1,222        526        632
                                -------  ------  -------     ------     ------
Total operating revenue.......    6,641   7,659   14,222      6,099      8,430
Operating costs and expenses:
Cost of service...............      880   1,392    2,037        919      1,090
Cost of equipment.............      678     935    2,023        785      1,130
Selling, general and
 administrative...............    2,732   2,851    5,866      2,570      3,324
Depreciation and
 amortization.................      959   1,105    2,897      1,201      1,807
                                -------  ------  -------     ------     ------
Total operating costs and
 expenses.....................    5,249   6,283   12,823      5,475      7,351
                                -------  ------  -------     ------     ------
Operating income..............    1,392   1,376    1,399        624      1,079
Other income (expenses):
Interest expense, net.........     (129)   (164)    (507)      (224)      (324)
Minority interests............      (92)    (76)    (136)       (73)       (46)
Equity in (loss) income of
 unconsolidated entities......      (19)     (2)      57         24        (10)
Other, net....................       16       4      864 (1)    845 (1)     (9)
                                -------  ------  -------     ------     ------
Income from continuing
 operations before provision
 for income taxes.............    1,168   1,138    1,677      1,196        690
Provision for income tax......      262     206      149        127         28
                                -------  ------  -------     ------     ------
Income from continuing
 operations...................      906     932    1,528     $1,069      $ 662
Cumulative effect of a change
 in accounting principle......      --      --       --         --          (4)
                                -------  ------  -------     ------     ------
Net income....................  $   906  $  932  $ 1,528     $1,069     $  658
                                =======  ======  =======     ======     ======
Cash Flow Data:
Net cash provided by operating
 activities...................  $ 2,341  $2,167  $ 3,276     $1,523     $1,548
Net cash used in investing
 activities...................    1,073   5,246    5,530      1,108      4,553
Net cash (used in) provided by
 financing activities.........   (1,249)  3,094    2,287         48      2,972
Capital expenditures..........    1,258   1,537    4,908      1,372      2,462

                                                                Six Months
                                   Year Ended December 31,    Ended June 30,
                                   -------------------------  ----------------
                                    1998     1999     2000     2000     2001
                                   -------  -------  -------  -------  -------
                                     (dollars in millions, except other
                                               operating data)
Other Operating Data:
EBITDA (in millions)(2)..........  $ 2,351  $ 2,481  $ 4,296  $ 1,825  $ 2,886
EBITDA margin(3).................     38.1%    35.6%    33.0%    32.7%    37.0%
Subscribers (in millions) (end of
 period)(4)......................     11.0     14.2     26.8     24.8     27.9
Subscriber churn(5)..............     2.30%    2.50%    2.61%    2.55%    2.58%
Covered population (in millions)
 (end of period)(6)..............      N/A      N/A      214      206      221
Balance Sheet Data:
Property, plant and equipment,
 net.............................  $ 6,073  $ 7,273  $12,772  $10,436  $14,450
Total assets.....................   10,800   15,627   55,495   53,151   58,767
Total debt.......................    2,321    5,357   12,992   11,353   15,266
Minority interest in consolidated
 entities........................      265      418      354      469      354
Partner's capital subject to
 redemption......................      --       --    20,000   20,000   20,000
Total partners' capital..........    6,126    7,340   16,475   15,689   17,932

--------

  The Statement of Operations and Balance Sheet Data for the six months ended June 30, 2000 has been restated. See notes to the partnership's unaudited financial statements included herein.


(1) Includes $848 million of gain-on-sale in connection with the disposition of overlapping Southwestern U.S. properties in connection with the formation of Verizon Wireless.


(2) "EBITDA" is defined as operating income plus depreciation and amortization. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles, but because we believe it is a widely accepted indicator of our ability to incur and service debt and make capital expenditures. EBITDA does not give effect to cash used for debt service requirements and partnership distributions and thus does not reflect funds available for dividends, reinvestment or other discretionary uses. In addition, EBITDA as presented herein may not be comparable to similarly titled measures reported by other companies. EBITDA for the year ended December 31, 2000 and the six months ended June 30, 2000 and 2001 was reduced by $388 million, $192 million and $92 million of integration costs, respectively.


(3) EBITDA margin is defined as EBITDA divided by service revenues and is expressed as a percentage.


(4) All subscriber information, including the number of subscribers at any date, churn and revenue per subscriber, is presented for our voice and data services and excludes paging subscribers and subscribers to General Motors' OnStar service, but includes customers who purchase voice and data service from resellers of our service.




(5) Subscriber churn is calculated as a percentage by determining the number of subscribers who cancel service during a period divided by the sum of the average number of subscribers per month in that period. We determine the average number of subscribers on a per month basis using the number of subscribers at the beginning and end of each month.


(6) Covered population refers to the number of people residing in areas where we have licenses that can receive a signal from our cell sites. Information is not available for 1998 or 1999.

                                  RISK FACTORS

  You should carefully consider each of the following risks and all of the other information in this prospectus before deciding to invest in shares of our Class A common stock. If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our Class A common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business







 We face substantial competition, which we expect to intensify and which may make it difficult for us to maintain a strong competitive position


  There is substantial competition in the wireless telecommunications industry. We expect competition to intensify as a result of the consolidation of the industry, the entrance of new competitors, the development of new technologies, products and services and the auction of additional spectrum. This consolidation trend may create additional large, well-capitalized competitors with substantial financial, technical, marketing and other resources to compete with us.




  As a result of competition, we have encountered and may in the future encounter further market pressures to:


  . reduce our service prices;


  . restructure our service packages to offer more value; or


  . respond to particular short-term, market-specific situations, for example, special introductory pricing or packages that may be offered by new providers launching their service in a particular market.


As a result, we could experience lower revenues, margins and average revenues per subscriber. For more information about the competitive environment we face, see "Business--Competition."


 We have substantial cash requirements for network expansion and upgrade and cannot assure you that we will be able to finance them


  The operation and expansion of our network will continue to require substantial capital, which we may not be able to obtain. Assuming the licenses are granted, we will be required to pay $8.8 billion for the licenses for which we were the winning bidder in the 2001 FCC auction, of which we have already paid $1.8 billion as a deposit. We currently estimate that our capital expenditures, including capital expenditures for the build-out and upgrade of our network, but excluding acquisitions of spectrum licenses and other wireless service providers, will total approximately $4.6 billion in 2001, of which $2.5 billion has been spent through June 30, 2001. We expect to incur substantial capital expenditures after 2001 as well. In addition to these amounts, we may also require substantial additional capital for, among other uses, acquisitions of additional spectrum licenses and wireless service providers, additional system development and network capacity expansion if wireless data services grow at a faster rate than we anticipate. Unforeseen delays, cost overruns, unanticipated expenses, regulatory changes, engineering design changes, weather-related delays, technological changes and other risks may also require additional funds.


  As a result of these cash needs, in the future we may need to incur significant amounts of additional debt or issue additional shares of common stock or other equity interests, which might dilute the value of the shares of common stock offered by this prospectus. The failure to obtain financing on commercially reasonable terms or at all could result in the delay or abandonment of our development and expansion plans or our inability to continue to provide service in all or portions of some of our markets, which could cause lapses in our service, and harm our ability to attract and retain subscribers. We cannot assure you that we will be able to obtain financing, and our ability to issue equity is subject to veto rights held by Verizon Communications and Vodafone. For more information relating to our access to capital, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


 The partnership will be required to make substantial cash payments to its partners, and we cannot assure you that it will be able to finance these payments


  In addition to the capital needs related to operations described above, the partnership will have additional cash requirements in favor of its partners. For example:


  . The partnership is obligated under its partnership agreement to make distributions to its partners to pay taxes and additional distributions of $600.0 million every six months less the amount of tax distributions for the period. While each of Verizon Wireless Inc., Verizon Communications and Vodafone has the right to contribute the non tax-related portion of its distributions back to the partnership, and we intend to contribute the non tax-related portion of our distribution, neither we nor they are obligated to do so. See "Certain Relationships and Related Party Transactions--Partnership Agreement--Distributions."


  . Under the terms of an investment agreement, the partnership may be required to repurchase for cash up to $20.0 billion of Vodafone's interest in the partnership or assume debt in lieu of a portion thereof, with up to $10.0 billion being required during July 2003 or July 2004 and the remainder during July 2005, July 2006 or July 2007. Verizon Communications has the right to purchase all or a portion of this interest instead of the partnership, but it may exercise the right at its sole discretion. We cannot assure you that it will do so. See "Certain Relationships and Related Party Transactions--Investment Agreement."


  We cannot assure you that the partnership will have sufficient cash to finance these payments. If it does not, it may seek additional debt financing or issue equity, which it may not be able to do on commercially reasonable terms or at all. See "--We have substantial cash requirements for network expansion and upgrade and cannot assure you that we will be able to finance them" for a discussion of the potential impact of these cash needs on our operations and business.


 We will have significant short-term cash needs and do not have any commitment for additional financing


  As of June 30, 2001 on a pro forma basis giving effect to the offering and the application of the net proceeds therefrom, we had approximately $
billion of short-term debt, including $5.1 billion under our credit facility
that is due in April 2002 and $    billion of loans from Verizon Communications
payable upon demand. In addition, we will be required to pay $6.9 billion for the remaining licenses for which we were the winning bidder in the 2001 FCC auction if all legal challenges are resolved and the licenses are awarded to us. We expect to fund a portion of these obligations with operating cash flow and financing provided by Verizon Communications, although we have no commitment from Verizon Communications to provide any additional financing. As a result, we expect that we will need to raise additional amounts from the public debt, private placement or bank markets. We cannot assure you that we will be able to obtain financing on acceptable terms or at all.

 We may have difficulties integrating the various businesses that form our company, which could cause lapses in our service and divert our management's attention


  We were formed during 2000 as a result of the combination of four different wireless providers. These four providers had different management teams, customer care organizations, information and other systems and networks, and three of these wireless providers had recently acquired other providers or the operations of other providers. For example, we currently use eight major billing systems and over 90 other systems that are keyed to the customer's geographic location. We are in the process of integrating and consolidating these systems into two billing systems and less than 30 other systems. The integration of large-scale systems involves inherent risks. We cannot assure you that we will be able to successfully integrate these businesses in a cost-effective manner or that our management will not be diverted from the operation of our business to focus on integration efforts. Although we expect to realize significant cost savings from the integration of network and information systems as a result of the formation of our business, the integration process is costly and will take time to implement. We cannot assure you that we will be able to realize these cost savings, and we may suffer lapses in service or delays in billing our customers while we integrate these systems.






 We may not be able to obtain the additional licensed radio frequency spectrum that we require, which would result in degradation of the quality of our existing service and a reduction in our ability to provide new services


  The spectrum licenses for which we were the winning bidder in the 2001 FCC auction could provide us with the additional spectrum capacity we will need in order to meet anticipated demand for our services for at least five years, although they would still leave a longer-term capacity risk. However, a June 2001 federal court ruling invalidated the FCC order that led to the re-auction of 67 of the licenses that we won, including all of the most significant ones. See "Business--Regulatory Environment." Other litigation has caused the FCC to delay the award of 13 additional licenses that we won. As a result, we may not be able to obtain this spectrum on a timely basis or at all. If we cannot obtain this spectrum and are unable to obtain access to spectrum through alternative means, we believe that anticipated usage demand will exceed practical network capacity constraints in some of our most densely populated areas within three years. This would result in degradation in the quality of our existing service through increased delays in initiating calls, more calls being dropped and a reduction in our ability to provide other services and obtain new subscribers. We intend to continue to acquire more spectrum primarily through acquisitions from existing license holders, as we do not expect the FCC to auction any significant usable licenses in the near future. However, we expect substantial competition in acquiring new spectrum, and we may not be able to purchase additional spectrum on favorable terms or at all.


  In estimating our spectrum needs, we have used a projected level of growth in demand for services from our existing and new customers. We have also factored in new technology, such as 3G, and assumed the continued migration of analog customers to digital service and continued "cell splitting" by adding more cell sites. The conversion of customers to digital service, together with anticipated technological advances, will increase available network capacity within a given amount of spectrum but will also likely stimulate even greater usage per customer, especially as customers begin to take advantage of new high-speed data services. Actual developments might differ materially from our estimates. In particular, it is difficult to predict the amount of spectrum that may be required to meet wireless data and Internet demands, since it is a relatively new and developing market. See "Business--Our Network--Spectrum" and "Business--Regulatory Environment-- Spectrum Acquisitions."

 Failure to develop future business opportunities, such as wireless data services, may limit our ability to compete effectively and grow our business


  An important element of our strategy is to develop and offer new services for which there are no proven markets in the United States, such as wireless data services, including short messaging services. In general, the development of new services in our industry requires us to anticipate and respond to varied and rapidly changing customer demand. In order to compete successfully against the other major participants in the U.S. wireless industry, we will need to commercialize and introduce on a large scale new services on a timely basis. In particular, the deployment and delivery of wireless data services relies, in many instances, on new and unproven technology that will demand substantial capital outlays and spectrum capacity. Furthermore, wireless data services entail additional specific risks. For example, the success of wireless data services substantially depends on the ability of others to develop applications for wireless devices and to develop and manufacture devices that support wireless applications. We cannot assure you that these applications or devices will be developed at all or in sufficient quantities to support the deployment of wireless data services.


  We cannot guarantee when or whether these services will be widely introduced and fully implemented or that customers will purchase the services offered. In addition, there could be legal or regulatory restraints on wireless data services as the applicable laws and rules evolve. If these services are not successful or if costs associated with implementation and completion of the introduction of these services materially exceed those currently estimated, our ability to retain and attract subscribers and increase our revenue per subscriber could be materially adversely affected.






 We need to continue the build-out and upgrading of our network, and we cannot assure you that we will be able to continue to do so on a timely basis or at all; our failure to do so could prevent us from providing competitive, quality services


  Most of our network is substantially built-out in terms of population covered. However, there are significant portions, particularly in Florida, Illinois, Oklahoma, Oregon and Texas, that still require significant build-out, and we will also need to build-out the licenses for which we were the winning bidder in the 2001 FCC auction if we ultimately obtain these licenses. In addition, even those areas of our network that are substantially built require upgrades to increase capacity and to accommodate succeeding generations of digital technology. We cannot assure you that we will be able to complete the steps necessary to continue our build-out and upgrade in the time frame we believe is necessary to remain competitive at the cost we expect, or at all. Failure to complete the build-out and upgrade of our network on a timely basis or at all, or increased costs of this build-out and upgrade, could prevent us from providing services on a competitive basis. In addition, FCC rules require that we build-out our network to cover specified percentages of the population residing in our licensed areas or else we could risk forfeiture of the licenses. While we have satisfied this requirement for most of our existing licenses, we must build-out our network in portions of Oklahoma and Oregon where we do not currently provide service, as well as our network for recently acquired licenses for additional spectrum in various areas where we already provide service, such as Atlanta, Baltimore, Los Angeles and Philadelphia, by April 2002 to meet FCC requirements, and we will be required to meet the FCC's build-out requirements for any licenses we acquire as a result of the 2001 FCC auction within five years after their issuance.


  As we continue to build-out and upgrade our network, we must complete, or have others complete, a variety of steps, including securing rights to a large number of cell site and switch site locations and obtaining zoning and other governmental approvals. Adding new cell sites has become increasingly difficult. In particular, high density wireless networks require more engineering precision, as cell site coverage areas become smaller and acceptable locations for new sites must be specifically located within one or two city blocks. In some instances, we have encountered difficulty in obtaining the necessary site leases at commercially reasonable rates and the zoning approvals needed to construct new towers. In addition, the ability to buy or lease property, obtain zoning approval and construct the required number of radio facilities at locations that meet the engineering design requirements is uncertain. Further, even if these requirements can be met, the rents demanded for site locations and right-to-use fees may increase our operating expenses. Additionally, problems in vendor and equipment availability, technical resources or system performance could delay the launch of operations in new markets or conversion to digital or enhanced digital technologies or result in increased costs in all markets.


 We depend upon key infrastructure suppliers and vendors and, if any of them fail to fulfill their obligations to us or terminate their relations with us, we may not be able to provide services or maintain and upgrade our network




  We depend upon various key suppliers and vendors to provide us with equipment and services that we need to continue our network build-out and upgrade and operate our business. If these suppliers or vendors fail to provide equipment or service to us on a timely basis, we may be unable to provide services to our customers in a competitive manner or continue to maintain and upgrade our network. In addition, we may be unable to satisfy the requirements contained in our FCC licenses regarding the construction of our network. Our vendors may also be subject to litigation with respect to technology that we depend on, and we are unable to predict whether our business will be affected by that litigation. We expect this dependence to continue as we develop and introduce more advanced generations of technology. The following is a description of the types of suppliers and vendors that pose these risks to us, and a more particular description of the risks posed to our company by our dependence upon them:




 Switch and cell equipment


  Our primary switch and cell site equipment infrastructure vendors are Lucent Technologies Inc., which currently provides approximately 60% of our equipment, and Motorola, Inc. and Nortel Networks Corp., which provide nearly all of our remaining switch and cell site equipment. Generally, a given market has been restricted to using cell site equipment provided by the supplier of the switch serving that particular market, in some cases as a result of exclusivity provisions in contracts. Although there has been some recent success in establishing industry interoperability standards among vendors, these standards are not widely implemented and may not be fully practical because they do not cover all system features and attributes. As a result, in the short term, our ability to obtain equipment and services from other vendors would be adversely affected if these providers were to terminate their relationships with us or have difficulties providing service and equipment, which could prevent us from maintaining and upgrading our network. We have signed a contract with Lucent to provide a substantial portion of the necessary infrastructure to permit us to provide next generation services, and we will be exposed to similar risks in connection with that contract.


 Tower sites


  We rely on tower site management firms, primarily Crown Castle International Corp., and, to a lesser extent, American Tower Corporation, as lessors or managers of the majority of existing and future tower sites upon which our operations depend. The same firms are under contract to obtain real estate and tower locations for the continued expansion of our network and many of our competitors' networks, so they have potentially conflicting interests. If either the financial status of these firms or their relationship with us deteriorates, it could be detrimental to our ability to expand our network, increase our network capacity and continue to provide services. See "Certain Relationships and Related Party Transactions--Tower Arrangements."

 Handsets


  Handset sales to customers are a significant part of our business. We purchase handset and accessory products from a number of manufacturers, with the substantial majority of our purchases distributed among Audiovox Corporation, Kyocera Corporation, LG Info Comm, Motorola and Nokia Corporation. We generally do not have long-term contracts with our handset suppliers and, as a result, we may experience disruption in the supply of handsets. A key component of all wireless handsets is the chipset, which contains the "intelligence" of the handset. Motorola and Nokia both produce their own CDMA chipsets; all of our other handset suppliers rely on Qualcomm Incorporated for the manufacturing and supply of chipsets. In addition, all of our providers will, at least initially, rely on Qualcomm for chipsets for 1XRTT handsets. Additionally, there are a number of other components common to wireless handsets provided by various electronic component manufacturers that we do not deal with directly. Disruption of the supply of Qualcomm chipsets to a number of our core suppliers or a shortage of common components to a number of suppliers could have a material adverse effect on our ability to sell handsets to new customers, which would limit our ability to add subscribers and could therefore affect our revenue and financial performance.


 Product distribution


  We have developed relationships with Communications Test Design, Inc. and New Breed Corporations for substantially all of our handset and other product warehousing, distribution and direct customer fulfillment, as we do not own significant warehousing and distribution infrastructure. If Communications Test Design or New Breed were unable to perform their obligations to us, our ability to deliver our products to our customers on a timely basis would be adversely affected, which could limit our ability to add subscribers and could harm our reputation.


 Prepaid billing services


  We offer prepaid calling plans that utilize a billing service provided by Boston Communications Group, Inc. This billing service, and its use by Verizon Wireless and others, is the subject of a patent infringement suit by Freedom Wireless, Inc. Should Freedom Wireless prevail, an injunction could be issued, which, depending on its timing, could prevent us from continuing to offer the prepaid calling plans, which would reduce our revenues and subscribers or we could be required to pay a licensing fee that could increase our costs. See "Business--Legal Proceedings."


 We depend upon key distributors and resellers for a substantial portion of our subscriber additions, and if any of them terminate their relationship with us, our ability to attract new subscribers would be impaired until we found alternative distributors or resellers


  MCI WorldCom Wireless and other companies resell our services under their own brand names. As of June 30, 2001, approximately 2.1 million of our 27.9 million subscribers purchase our service through resellers, accounting for approximately 3.2% of our revenues in the year ended December 31, 2000 and in the six months ended June 30, 2001. In addition, RadioShack Corporation stores constitute a significant portion of our indirect sales channel. Our ability to attract new subscribers and our revenue could be adversely affected if our relationship with any of these or other distributors or resellers were terminated or if our distributors or resellers shifted the mix of their business to favor other wireless providers. In addition, if any resellers were to terminate their relationship with us, our churn rate would increase due to the loss of those subscribers and our total subscriber base would be reduced accordingly.


 Our technology may not be competitive with other technologies or compatible with next generation technology, which would harm our ability to retain and attract subscribers


  There are several existing digital technologies for mobile wireless communications, and each is incompatible with the others. We have selected CDMA technology for our network because we believe that this technology offers several advantages. Other wireless service providers have chosen time division multiple access, known as TDMA, global system for mobile communications, known as GSM, or other digital radio technologies. We cannot assure you that our current version of CDMA will provide the advantages that we expect, that it will be compatible with all future versions of CDMA or that the next generation of wireless technology will be compatible with the current CDMA technology.


  Wireless providers have begun to introduce improved next generation wireless products and may soon introduce third generation, or "3G" products. We cannot assure you that 3G services will in fact be developed or deployed. We believe that there will be multiple, competing 3G standards, several options within each standard, vendor-proprietary variations and rapid technological innovations. Thus, there is a risk that the technology we choose will not be compatible with our CDMA technology, could quickly become obsolete and/or not become widely adopted by existing and prospective subscribers. If these risks materialize, we could have difficulty retaining and attracting subscribers and could incur significant costs to change technologies.


 We rely on favorable roaming arrangements to provide national service to our customers in an affordable manner, which we may be unable to maintain in the future


  We believe that the ability to provide national service to our customers is a critical element to maintaining our competitive position. Since our network does not cover the entire United States, we must enter into roaming agreements with other providers to permit our subscribers to use the networks of other providers. In addition, subscribers to our SingleRate services are not charged for roaming, which makes it imperative that we minimize the cost to us of these roaming agreements. We have roaming agreements with a variety of providers, including ALLTEL Corporation, AT&T Wireless, Cingular Wireless LLC and US Cellular Corporation. Many of these agreements are terminable at will by either party upon several months' notice. Some competitors, because of their call volumes or their affiliations with, or ownership of, other wireless providers, may be able to obtain roaming rates that are more favorable than the rates we obtain. We cannot assure you that we will continue to be able to obtain or maintain roaming agreements with other providers on favorable terms, or at all, which would adversely affect our costs and our ability to provide national plans like our SingleRate service.






 A high rate of customer turnover would negatively impact our business by reducing our revenues or requiring us to spend more money to maintain our revenues


  A high rate of customer turnover, or churn, would adversely affect our results of operations because we would lose revenues from customers that churned and because increased churn would require us to acquire more new subscribers just to maintain the same level of subscribers. The cost of adding a new subscriber, which generally includes a commission expense and/or a handset subsidy, is a significant factor in determining operating income and profitability for us and other participants in the wireless industry. We have experienced a higher rate of churn for subscribers of prepaid programs compared to the churn rate for traditional contract subscribers, and some of the companies from which we were formed have historically experienced churn that was higher than the industry average. Our churn rate may increase as we continue to offer new prepaid programs or if existing customers are not satisfied with our service offerings.


  We intend to incur significant expense to enhance our customer care organization to improve subscriber retention and reduce churn. We may also be required to subsidize product upgrades or reduce rates to retain customers. If we are unsuccessful in retaining customers or are required to spend significant amounts on retention beyond those budgeted, it could have a material adverse effect on our revenues and margins.

 Labor unions may attempt to organize our employees, and we cannot predict the impact of unionization efforts on our costs


  Labor unions have indicated their interest in organizing our workforce. Two unions, the Communications Workers of America and the International Brotherhood of Electrical Workers, have agreements with us that would require our company to take a neutral position if the union conducts an organizing campaign in some of our markets, including markets in 13 East Coast states. The agreements further require us to recognize and bargain with these unions if they present union authorization cards signed by 55% of the employees in an appropriate bargaining unit within these markets. This "card check" organizing process is advantageous to unions because it allows them to avoid a more difficult secret ballot election process conducted by the National Labor Relations Board. These agreements expire in 2004.


  We also have a neutrality agreement with the Communications Workers of America that applies in certain former GTE markets and expires in December 2001. We had a card check agreement with the Communications Workers of America that applied in other former GTE markets and expired in March 2001. The Communications Workers of America believes these agreements also should remain in effect until 2004. The dispute is in litigation.


  Currently, less than 60 of our employees are represented by unions, and we cannot predict what level of success unions may have in organizing our employees or the potentially negative impact of organizing on our costs.


 We are subject to a significant amount of litigation, which could divert our management's attention and require us to pay significant damages or settlements


  In recent years, there has been a substantial amount of litigation in the wireless industry, including class action lawsuits that challenge marketing practices and disclosures, including practices and disclosures relating to alleged adverse health effects of handheld wireless phones, and seek substantial damages. The risk of litigation may be higher for companies like Verizon Wireless that offer services nationally due to our increased prominence in the industry. The defense of these lawsuits may divert our management's attention, and we may incur significant expenses in defending these lawsuits. In addition, we may be required to pay significant awards or settlements. For a discussion of significant litigation matters involving our company, see "Business--Legal Proceedings."







Risks Related to Our Industry

 If we do not anticipate and respond to what we believe will be a significant degree of change in the wireless communications industry, our business, revenue and operating profit will likely suffer




  The wireless communications industry is experiencing significant technological change, including the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new services and changes in end-user needs and preferences. There is also uncertainty as to the pace and extent that customer demand will continue to increase, as well as the extent to which airtime charges and monthly recurring charges may continue to decline. In addition, alternative technologies may develop for the provision of services to customers that may provide wireless communications services or alternative services superior to those available from us. If we are unable to anticipate and respond to these changes, our competitive position could suffer, causing a loss in revenue and operating profit.

 Concerns about alleged health risks relating to radio frequency emissions may reduce demand for our services and cause us to pay significant damages or settlements


  Some studies have suggested that radio frequency emissions from wireless handsets and cell sites may be associated with various health problems, including cancer, and may interfere with electronic medical devices, including hearing aids and pacemakers. In addition, lawsuits have been filed against Verizon Wireless and other participants in the wireless industry alleging various adverse health consequences as a result of wireless phone usage. The U.S. Food & Drug Administration has stated that the available scientific evidence does not show that any health problems are associated with using wireless phones, but that there is no proof that wireless phones are absolutely safe. In May 2001, the United States General Accounting Office issued a report, entitled Research and Regulatory Efforts on Mobile Phone Issues, observing that the consensus of various major health agencies is that the research to date does not show radio frequency energy emitted from mobile phones to have adverse health effects but there is not yet enough information to conclude that they pose no risk. The report offers recommendations to improve the FCC's review of mobile phone testing, as well as the FCC's and FDA's consumer information on health issues relating to mobile phones. Additional studies of radio frequency emissions are ongoing. If consumers' health concerns increase, they may be discouraged from using wireless handsets, and regulators may impose restrictions on the location and operation of cell sites. These concerns could have an adverse effect on the wireless communications industry and expose wireless providers to further litigation, which, even if not successful, can be costly to defend. We cannot assure you that government authorities will not increase regulation of wireless handsets and cell sites as a result of these health concerns or that wireless companies will not be held liable for costs or damages associated with these concerns. The actual or perceived risk of radio frequency emissions could also adversely affect us through a reduced subscriber growth rate, a reduction in subscribers, reduced network usage per subscriber or reduced financing available to the wireless communications industry.


 Our operations are subject to significant regulation by the FCC and other agencies, and changes in regulations could impose significant additional expenses on us


  The licensing, construction, operation, sale, resale and interconnection arrangements of wireless communications systems are regulated to varying degrees by the FCC and, depending on the jurisdiction, state and local regulatory agencies. In addition, the FCC, together with the Federal Aviation Administration, regulates tower marking and lighting, and other government agencies periodically consider various mandates on the wireless industry. We are also subject to various environmental protection and health and safety laws and regulations, including limits on radio frequency radiation from mobile handsets and towers. Any of these agencies having jurisdiction over our business could adopt regulations or take other actions that could increase our costs, place restrictions on our operations and growth potential or otherwise adversely affect our business.


  The FCC and state authorities are increasingly looking to the wireless industry to fund various initiatives, including federal and state universal service programs, telephone number administration, services to the hearing-impaired and emergency 911 networks. In addition, many states have imposed significant taxes on providers in the wireless industry and have adopted or are considering adoption of regulatory requirements on customer billing and other matters. These initiatives are imposing increasing costs on us and other wireless carriers and may otherwise adversely affect our business. For example, the FCC has mandated that wireless providers supply the geographic coordinates of a customer's location, either by means of network-based or handset-based technologies, to public safety dispatch agencies. This rule will impose significant costs on us and could lead us to increase subsidies on handsets to offset the increased costs of handset-based technologies. See "Business--Regulatory Environment" for a more detailed description of the regulatory environment affecting us.


 Our FCC licenses are subject to renewal and revocation, and the loss of our FCC licenses would prevent us from providing our services


  Our FCC licenses to provide wireless services are subject to renewal and revocation, with a significant number subject to renewal in 2001. Although the FCC has renewed all of our licenses that have come up for renewal to date and has routinely renewed wireless licenses in the past, we cannot assure you that no challenges will be brought against our licenses in the future. In addition, FCC rules require all wireless licensees to meet build-out requirements, and failure to comply with these and other requirements in a given license area could result in revocation or forfeiture of our license for that license area or the imposition of fines by the FCC. If any of our FCC licenses were revoked or not renewed upon expiration, we would not be permitted to provide services in the area previously covered by that license.




 Federal, state and local legislative bodies are considering or have enacted legislation to restrict or prohibit wireless phone use while driving, which could reduce usage of our service and our revenues and could lead to costly litigation


  Legislation has been proposed in the United States Congress and many state and local legislative bodies to restrict or prohibit the use of wireless phones while driving motor vehicles. Similar laws have been enacted in other countries and, to date, the State of New York and a small number of localities in the United States have passed restrictive laws. We have supported some of these laws and proposals. In addition, some studies have indicated that using wireless phones while driving may impair drivers' attention. Any laws that are passed prohibiting or restricting the use of wireless phones while driving could have the effect of reducing subscriber usage, which would reduce our revenues per subscriber. Additionally, litigation relating to accidents, deaths or serious bodily injuries allegedly incurred as a result of wireless phone use by a driver could result in damage awards and adverse publicity.




 The supply of new telephone numbers is near exhaustion in some areas, which could limit our ability to add subscribers


  The supply of new telephone numbers in some areas of the United States is near exhaustion due, in large part, to the need of new competitive wireline carriers for large blocks of numbers and rapidly growing customer demands for additional numbers for wireless handsets and pagers as well as for second voice lines, Internet access and private branch exchange systems, or private telephone networks used within enterprises. Many states have imposed restrictions on carriers' access to additional numbers, creating severe shortages in carrier number resources. The FCC has also imposed conditions we must satisfy to obtain additional numbers. We cannot assure you that the FCC will be able to find a solution to this problem promptly or at all, or that the solution will not impose significant expenses on the telecommunications industry. If we are unable to obtain a sufficient supply of new telephone numbers, our ability to increase our subscriber base and, therefore, our revenues, would be adversely affected.




 Our business is seasonal, and we depend on fourth quarter customer additions; our results of operations for future periods will be negatively impacted if we fail to deliver strong subscriber growth in the fourth quarter of any year


  Participants in the wireless industry, including our company, have experienced a trend of generating a significantly higher number of customer additions in the fourth quarter of each year as compared to the other three quarters. A number of factors contribute to this trend, including the increasing use of retail distribution, which depends upon the year-end holiday shopping season, the timing of new service announcements and introductions, competitive pricing pressures and aggressive marketing and promotions. We cannot assure you that we will continue to experience strong fourth quarter results for customer additions. In the future, the number of customer additions in the fourth quarter could decline for a variety of reasons, including our inability to match or beat pricing plans offered by competitors, the failure to adequately promote our products, services and pricing plans or the failure to have an adequate supply or selection of handsets. If, in any year, our fourth quarter results fail to significantly improve upon customer additions from the year's previous quarters, it could have a material adverse effect on our revenues for future periods because we will have fewer subscribers than anticipated.


  While we depend on the holiday season for customer additions, service revenues from these holiday season additions are not fully realized until the following year. Moreover, margins and cash flow are usually lower in December due to higher expenses for marketing and equipment subsidies.

Risks Related to Our Principal Stockholders



 Our principal stockholders can exert control over us and, as a result, you will have little or no influence over stockholder decisions


  Verizon Communications will have the ability to elect a majority of our directors and, with Vodafone, will effectively have the ability to elect all of the members of our board of directors. In addition, Verizon Communications and Vodafone will be able to decide any matter submitted to a vote of our stockholders for approval and to cause or prevent a change in control of our company, and will be able to elect all of the members of a special committee that must approve significant decisions, including equity issuances and significant acquisitions, prior to their consideration by our full board of directors. Each of them will also have veto rights over significant decisions, including equity issuances and significant acquisitions, pursuant to the partnership agreement, and Vodafone will have a veto over specified equity issuances under our certificate of incorporation. As a result, Verizon Communications will control our management and affairs, including decisions about acquisitions and dispositions, changes to our capital structure, such as borrowings and issuances of common stock or other securities, and the declaration and payment of any dividends on our common stock, subject to approval rights held by Vodafone through its representation on the special committee and under the partnership agreement and our certificate of incorporation. Whether at our company or the partnership level, Verizon Communications and Vodafone may have interests that differ from yours and may act in a way favorable to them and adverse to you.


 Important decisions require the approval of representatives selected by both our principal stockholders, and a failure to agree could result in deadlock, resulting in lost business opportunities


  Many important decisions, including decisions relating to equity issuances and significant acquisitions, require the approval of a special committee consisting of one director appointed by each of our principal stockholders and of representatives of each principal stockholder at the partnership level. It is possible that the special committee or representatives will not reach agreement regarding matters that are very important to us and could be deadlocked. If deadlocks cannot be resolved, we will not be permitted to take the specified action, which could, among other things, result in us losing business opportunities and harm to our competitive position.


 We may have conflicts of interest with our principal stockholders that could be resolved in a manner favorable to them and adverse to us and you


  Conflicts of interest may arise between us and our principal stockholders when we are faced with decisions that could have different implications for us and our principal stockholders, including potential acquisitions of businesses, potential competition, the issuance or disposition of securities, the election of new directors, the payment of distributions by the partnership, the payment of dividends by our company, labor relations policies, tax, regulatory and legal positions and other matters. Because these stockholders control our company and have veto rights at the partnership level, these conflicts could be resolved in a manner adverse to us and you.


 Our directors and officers may have duties to other companies whose interests conflict with ours and could make decisions that harm your interests


  Upon the completion of the offering,     of our directors will also be
directors or officers of Verizon Communications or Vodafone. As part of their fiduciary duty to each of these companies, these individuals may encounter a conflict between our interests and those of the other company, and may choose to act in a way favorable to those companies but adverse to us. In addition, our certificate of incorporation and the partnership agreement contain provisions that, among other things allow our principal stockholders to pursue business opportunities that may be of interest to us, subject to non-competition provisions in the partnership agreement, either instead of us or in competition with us. Please refer to the sections of this prospectus entitled "Certain Relationships and Related Party Transactions--Partnership Agreement" and "Description of Capital Stock--Other Material Provisions of Our Certificate of Incorporation and Bylaws." The provisions described above may eliminate rights that might otherwise have been available to stockholders under Delaware law.






  In addition, some of our directors and officers own securities, including common stock and stock options, of these principal stockholders. Ownership interests of our directors and officers could also create or appear to create potential conflicts of interest when they are faced with decisions that could have different implications for us and our principal stockholders.


 Transfers of common stock by our principal stockholders could adversely affect your rights as minority stockholders and the prevailing price of our common stock

  Because Verizon Communications and Vodafone can each dispose of all or a portion of its ownership of our common stock or partnership units at some future date, they may transfer a controlling interest in us without allowing you to participate or realize a premium for your shares of common stock. A sale of a controlling interest to a third party may adversely affect the market price of our common stock and our business and results of operations because the change in control may result in a change in management decisions and business policy. In addition, sales or distributions by these holders of substantial amounts of common stock in the public market or to its stockholders could adversely affect prevailing market prices for our common stock.



 Some arrangements that we have with our principal stockholders may not be subject to arm's-length negotiations and could therefore be less favorable to us than if we contracted with third-parties


  We have entered into various agreements with Verizon Communications and its affiliates relating to corporate services that may be material to the conduct of our business, and we may enter into additional agreements with Verizon Communications and Vodafone and their affiliates. Because we have entered into some of these agreements while controlled by Verizon Communications, they were not fully the result of arm's-length negotiations. These agreements may be less favorable to us than could be obtained in an arm's-length dealing. See "Certain Relationships and Related Party Transactions."

 Under the terms of agreements with our principal stockholders, we may only participate in the U.S. wireless industry, which will prevent us from growing our business through international expansion or entry into related businesses


  We have agreed with our principal stockholders that we may not, without their consent, enter into any business other than the U.S. mobile wireless business. These restrictions will limit our ability to grow our business through initiatives such as expansion into international markets and acquisitions of wireless providers that are also engaged in other businesses outside our permitted activities. Many wireless providers that could otherwise be potential acquisition targets are affiliated with companies that also engage in other domestic businesses, such as wireline or long-distance services, or in international wireless businesses. These restrictions may also preclude us from pursuing other attractive related or unrelated business opportunities. See "Certain Relationships and Related Party Transactions--Partnership Agreement."


 We have non-exclusive licenses, which can be terminated, to use the Verizon Wireless brand name and some service offering names; this could permit others to market their services under similar names which could cause confusion and potentially hurt our reputation, and could require us to spend significant amounts to develop a new brand identity in the future


  We do not own the "Verizon Wireless" brand name, but instead license it without charge from Verizon Communications on a non-exclusive basis. You should be aware of the following risks that this arrangement poses:


  . Because we market our products and services under the same name as Verizon Communications and, potentially, other providers, our reputation and ability to attract and retain subscribers could be adversely affected if the reputation of Verizon Communications or those other providers were to decline.


  . The identity and value of our brand name could suffer if consumers and other businesses become confused by other providers marketing their service using our brand name.


  . The license will terminate if we fail to perform all material obligations under the contract or 2 1/2 years after Verizon Communications ceases to have any beneficial ownership of the partnership. In addition, we are required to change our brand name and discontinue the use of any trademarks owned by Verizon Communications at any time if we are directed to do so by Verizon Communications. We would then be required to develop a new brand identity, which could be costly and take time to be publicly recognized.



Similarly, Verizon Communications, not Verizon Wireless, owns the trademarks for some of our service offering names, including "Single Rate," and licenses them to us on a non-exclusive basis. We face similar risks to those described above in connection with these trademarks.

 We have non-exclusive licenses to patents and technology that are important to our business; if they are licensed to other providers as well, any competitive advantage we might develop from this technology would be lost


  We license patents and technology to and from our principal stockholders or their affiliates and third parties. Pursuant to these license agreements, our principal stockholders or their affiliates maintain the right to license or sublicense our patents and technology to third parties, including our competitors. If any of our competitors are permitted to use this technology, it could hurt our competitiveness and cause our revenue and operating results to decline.

 Our principal stockholders may compete with us and could vote their stock in our company in a manner that would favor their competitive business


  Our principal stockholders have agreed in the partnership agreement not to engage in the provision of U.S. mobile wireless telecommunications services, but the agreement is subject to significant exceptions. In addition, the non-compete provision will expire for both Verizon Communications and Vodafone if either stockholder's interest in our company and the partnership decreases below specified thresholds, even though the other stockholder may continue to control us. If our principal stockholders enter into, or invest in, businesses that compete with us, they may vote their share ownership in our company to favor those other businesses, which would adversely affect our ability to maintain and expand our business. See "Certain Relationships and Related Party Transactions--Partnership Agreement."


 The partnership is liable for the failure of our principal stockholders to comply with contractual obligations to third parties in connection with the contribution of assets and properties to the partnership, the disposition of conflicted systems and our admission to the partnership as managing general partner; these liabilities could be significant


  The companies from which we were formed conducted portions of their business in partnerships. Many partnership agreements provide that no transfer of partnership interests is permitted or that, prior to transfer of an interest, the other partners must be provided with a right to purchase the interest. In addition, some agreements provide that a change of control of a partner is considered to be a transfer that requires consent. The partnership has agreed that it is liable for the costs resulting from any failure by our principal stockholders to comply with those provisions or other contractual obligations in connection with the transfer of assets and properties to the partnership, the disposition of conflicted systems and our admission to the partnership as managing general partner. Several third parties have already made such claims, and we cannot assure you that no additional third parties will bring claims for violation of these provisions. The partnership is also liable for some indemnification obligations of our principal stockholders incurred in connection with the disposition of overlapping assets. Our financial condition could be adversely affected by liabilities resulting from the failure of our principal stockholders to comply with their contractual obligations or in connection with the disposition of overlapping assets. See "Business--Legal Proceedings" and "Certain Relationships and Related Party Transactions--U.S. Wireless Alliance Agreement--Indemnification."


Risks Related to Our Corporate Structure




 We could become a regulated investment company, which would impose significant restrictions on our ability to operate our business


  We do not believe that we are an "investment company" under the Investment Company Act of 1940. Because we are acting as managing general partner of the partnership, our interest in the partnership is not an "investment security" as that term is used in the Investment Company Act. If we were to cease participation in the management of the partnership, our interest in it could be considered an "investment security" for purposes of the Investment Company Act. Generally, an entity is an "investment company" if it owns investment securities having a value exceeding 40% of the value of its total assets, exclusive of U.S. government securities and cash items. Following the offering, we will have no material assets other than our managing general partner interests in the partnership. A determination that this investment was an investment security could result in our company being an investment company under the Investment Company Act and becoming subject to the registration and other requirements of the Investment Company Act. We intend to conduct our operations so that we are not considered to be an investment company under the Investment Company Act. However, if we were deemed to be an investment company under the Investment

Company Act, the restrictions imposed by the Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as currently conducted.


 Exchanges of partnership units for our Class A common stock by our principal stockholders may cause us to spend more cash on taxes, which would otherwise be available for other business uses


  Each of Verizon Communications and Vodafone has the right to exchange some or all of its direct interest in the partnership for our common stock. If 50% or more of the partnership units are exchanged for stock or otherwise transferred within a 12-month period, the partnership will be deemed to terminate for federal income tax purposes. This deemed termination would defer the partnership's tax depreciation and, possibly, amortization deductions and thus accelerate the partnership's allocations of taxable income to its partners. Because the partnership is required to distribute cash to its partners to cover income taxes based on our taxable income from the partnership, a deemed termination would increase the tax distributions required to be made by the partnership and thus reduce the cash available to the partnership for other needs, including capital expenditures and operating cash needs. In addition, if Verizon Communications or Vodafone exchanges some or all of its partnership interest for our common stock in a tax-free transaction, as each is permitted to do, we would inherit the tax attributes of such interest, including a tax basis that could be significantly below fair market value. As a result, we could owe more tax than if we acquired those interests in a taxable exchange.

Risks Related to the Offering




 Future sales of Verizon Wireless stock could adversely affect its market price and our ability to raise capital in the future

  Sales of substantial amounts of Verizon Wireless common stock in the public market could hurt the market price of the Class A common stock. The shares that we sell to the public in the offering will be freely tradable without restriction under the Securities Act of 1933 by persons other than our "affiliates," as defined under the Securities Act. The remaining shares,
including         shares of our Class A common stock issuable to Verizon
Communications and Vodafone upon conversion of shares of our Class B and Class
C common stock and in exchange for partnership units and         shares
reserved for issuance under our benefit plans, will be restricted securities under Rule 144. These shares may be sold in the future without registration under the Securities Act only as permitted by Rule 144 or another exemption under the Securities Act.




  We have granted registration rights to Verizon Communications and Vodafone that will permit them to require us to register their shares for sale in accordance with their intended method of disposition, and we intend to register the shares issuable under our benefit plan under the Securities Act after completion of the offering. Verizon Communications and Vodafone have agreed with the underwriters not to sell their shares for a period of 180 days, subject to specified exceptions, but will be permitted to exercise their registration rights and sell their equity at any time thereafter, although we are not aware of any present intention by either to sell their interest in our company or the partnership. The underwriters may release any of the lock-ups at any time and for any reason in their sole discretion, and are not required to provide any public notice of a release. Any sales of substantial amounts of Verizon Wireless stock in the public market after this offering, or the perception that such sales might occur, could materially adversely affect the market price of the Verizon Wireless stock.












 There are risks that may make it difficult for us to achieve the outcomes predicted in our forward-looking statements and you should not place undue reliance on these statements


  Many of the statements included in this prospectus, including the description of our plans, strategies, capital expenditures, possible acquisitions, anticipated cost savings and financing plans are forward-looking statements. You can generally identify forward-looking statements by the use of terminology such as "may," "will," "expect," "intend," "plan," "estimate," "anticipate," "believe" or similar phrases. Our actual future performance could differ materially from these forward-looking statements. These forward-looking statements involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from our expectations include those risks identified in the foregoing "Risk Factors," and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as other matters not yet known to us or not currently considered material by us.


  We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by those cautionary statements.

                   VERIZON WIRELESS ORGANIZATIONAL STRUCTURE

Verizon Wireless Inc.


  Following the offering, Verizon Wireless Inc. will be a holding company with
no material assets other than   % of the interests in Cellco Partnership, or
  % if the underwriters exercise their overallotment option in full, and whose sole business will be to act as the managing general partner of the partnership. The partnership will reimburse us for all of our expenses under the partnership agreement but will not pay us any fees.


  The partnership conducts our operations under the name Verizon Wireless. As managing general partner, we will control the partnership's management and operations, subject to various veto rights over significant decisions held by Verizon Communications and Vodafone. While Verizon Communications will effectively control our company through its ability to elect a majority of our directors and Vodafone will have veto rights through representation on a special board committee as described below, Verizon Communications and Vodafone will also have similar veto rights as partners. In exercising these veto rights as partners, they will not have any fiduciary duties to our company under law, although they will, as a contractual matter, have fiduciary duties to the partnership. By contrast, directors representing Verizon Communications and Vodafone will have fiduciary duties to our company and to you as stockholders under Delaware law. As a result of our control of the partnership, we will therefore include, or consolidate, the partnership's results in our financial statements. That means that our reported revenues and expenses will include all of the partnership's revenues and operating expenses even though we own only
  % of the partnership, or   % if the underwriters exercise their over-
allotment option in full. Verizon Communications and Vodafone will own
approximately   % and   %, of the interests in the partnership, or   % and   %
if the underwriters exercise their over-allotment option in full, respectively. The net income shown in our consolidated financial statements will be substantially reduced by a minority interest expense to reflect the direct ownership interests of Verizon Communications and Vodafone in the partnership and their resulting entitlement to their proportionate share of the partnership's income. Distributions from the partnership will generally be made pro rata in accordance with the percentage ownership interests of the partners.


  After this offering, Verizon Communications will own all of our outstanding Class B common stock and Vodafone will own all of our outstanding Class C common stock. Holders of our Class A common stock, which we are issuing in the offering, generally will have voting rights identical to holders of the other two classes, except that each holder of Class A common stock will be entitled to one vote per share while each holder of Class B common stock will be entitled to a number of votes equal to ten times its aggregate holdings of common stock and partnership units and each holder of Class C common stock will be entitled to a number of votes equal to four times its aggregate holdings of common stock and partnership units. As a result, following the offering,
holders of our Class A common stock will own approximately   % of our common
stock, but Verizon Communications and Vodafone will have approximately   % and
  % of the voting power of our common stock, or   % and   % if the underwriters
exercise their over-allotment option in full. In addition, so long as there are shares of Class B common stock and Class C common stock outstanding, holders of Class B common stock will, voting as a class, have the right to elect seven of our 13 directors and holders of Class C common stock will, voting as a class, have the right to elect three of our directors. For accounting purposes we will therefore be a controlled subsidiary of Verizon Communications, which will be able to exercise control over all matters requiring stockholder approval so long as it owns at least 20% of our total common stock, assuming exchange of all partnership units (subject to adjustment in certain circumstances), subject to veto rights held by Vodafone. Our capital structure, including the high-vote stock, has been designed to provide the Class B holders with the ability to exercise control over our company and the Class C holders with the ability to have significant representation and veto rights over significant decisions, despite the fact that these stockholders hold a very small direct interest in our company and hold the remainder of their economic interest in the partnership.


  Partnership units, and the high-vote Class B and Class C common stock owned by Verizon Communications and Vodafone, will generally be exchangeable, at the option of the holder, into shares of our Class A common stock on a one-for-one basis. If, immediately following the offering, Verizon Communications and Vodafone converted their Class B and Class C common stock into, and exchanged their partnership units for, Class A common stock, they would own approximately
  % and   % of our outstanding Class A common stock, or   % and   % if the
underwriters exercise their over-allotment option in full, respectively. See "Description of Capital Stock--Common Stock."


  You should read "Risk Factors--Risks Related to Our Principal Stockholders," "--Risks Related to Our Corporate Structure," "Certain Relationships and Related Party Transactions" and "Description of Capital Stock" for additional information about our corporate structure and the risks posed by the structure.


Cellco Partnership


Formation of the Partnership

  "Verizon Wireless" is the trade name of the partnership, a general partnership previously wholly-owned by Bell Atlantic Corporation through which it operated its Bell Atlantic Mobile and Southwestern U.S. wireless businesses. In September 1999, Bell Atlantic Corporation and Vodafone AirTouch Plc, now known as Vodafone Group Plc, agreed to combine their U.S. mobile wireless telecommunications businesses in the partnership.


  Bell Atlantic and Vodafone combined these businesses by contributing additional wireless operations to Cellco Partnership in two stages. In April 2000, Vodafone contributed U.S. mobile wireless assets in exchange for an approximate 65% interest in the partnership and Bell Atlantic contributed its interest in PrimeCo, which was not held through Cellco Partnership, and other wireless assets. The partnership thereupon began doing business under the "Verizon Wireless" name. On June 30, 2000, Bell Atlantic and GTE Corporation consummated a merger of equals and started doing business as Verizon Communications. In July 2000, Verizon Communications contributed GTE's U.S. wireless assets to the partnership, increasing Verizon Communications' interest in the partnership from approximately 35% to 55%.


Background

  The partnership brought together domestic operations of four well-recognized U.S. wireless carriers, including Bell Atlantic Mobile, AirTouch, GTE Wireless and PrimeCo, resulting in the formation of one of the most extensive wireless networks in the United States. The information presented below does not take into account the divestitures of wireless operations in overlapping markets.


  Bell Atlantic Mobile. Bell Atlantic Mobile owned and operated a wireless network on the East Coast and had an extensive chain of retail outlets devoted exclusively to wireless voice, data and paging. Based in Bedminster, New Jersey, Bell Atlantic Mobile had 8.0 million customers on the East Coast and in the Southwest through a separate subsidiary, as of March 31, 2000. Bell Atlantic Mobile acquired the remaining general partnership interests that it did not already own in Upstate Cellular Network, a wireless service provider in upstate New York, in December 1999. Bell Atlantic Mobile operated in 18 states and the District of Columbia, including 12 of the top 50 U.S. markets, including Baltimore, Boston, New York City, Philadelphia and Washington, D.C.

  AirTouch. AirTouch, which was owned by Vodafone, served nearly 10.0 million wireless customers and 3.5 million paging customers in the United States as of March 31, 2000. In January 2000, AirTouch acquired CommNet Cellular, Inc., a wireless network operator in the Western United States. Based in San Francisco, AirTouch operated wireless networks in 22 states and 18 of the top 50 U.S. markets, including Atlanta, Detroit, Los Angeles, Phoenix, San Diego and Seattle.


  GTE Wireless. As of June 28, 2000, GTE Wireless had more than 7.0 million U.S. wireless customers. It operated in 19 states and 18 of the top 50 United States markets, including Houston, San Francisco, Seattle and Tampa. GTE Wireless acquired some of Ameritech Corporation's wireless assets in the Midwest in October 1999. GTE Wireless was based in Atlanta, as a subsidiary of GTE Corporation.

  PrimeCo. PrimeCo was formed in October 1994 as a limited partnership to provide advanced wireless digital communications services over an all-digital 1900 MHz network. As of March 31, 2000, PrimeCo had more than 1.5 million subscribers. Immediately prior to its contribution to the partnership, PrimeCo was owned by Bell Atlantic and Vodafone. Based in Westlake, Texas, PrimeCo operated in nine states and 13 of the top 50 United States markets, including Dallas, Houston, Miami, San Antonio and Tampa.


  The full combination of these regional wireless service providers would have resulted in overlapping operations in several regions. Based on a consent decree dated December 6, 1999 with the Department of Justice and regulations of the FCC governing wireless communication, Cellco Partnership and its partners were required to divest one of the wireless operations in each of the overlapping markets. To effect these divestitures, Cellco Partnership and its partners sold some assets and engaged in asset swaps in some cases with other wireless carriers that allowed us to further expand our coverage in regions where we did not have existing service.




  On August 29, 2000, all remaining assets that were required to be sold and had not yet been sold were transferred to a trustee. The trustee subsequently sold all these assets.

  Below is a chart that illustrates our corporate structure upon completion of the offering, although the chart does not list subsidiaries of the partnership.




[GRAPHIC OMITTED] [A chart is included that describes the ownership structure of the partnership and Verizon Wireless Inc., and the transactions to occur in connection with the offering, including; (1) Verizon Wireless Inc. will sell
Class A Common Stock representing a   % voting interest and a   % equity
interest to the public and use the IPO proceeds to purchase a   % interest in
the partnership, (2) Verizon Communications and its controlled affiliates will
hold high-vote (10 votes per share and partnership unit owned and   % voting
interest) Class B Common Stock of Verizon Wireless Inc. and   % of the
interests in the partnership and (3) Vodafone and its controlled affiliates
will hold high-vote (4 votes per share and partnership unit owned and   %
voting interest) Class C Common Stock of Verizon Wireless Inc. and   % of the
interests in the partnership.]

                                USE OF PROCEEDS

  We will receive net proceeds from this offering of about $    billion,
assuming an initial public offering price of $    per share and after deducting
the underwriting discount and estimated offering expenses of $    million, or
$    billion if the underwriters exercise their over-allotment option in full.
We will use the net proceeds to acquire interests in the partnership.


  The partnership will use $       billion of the proceeds to repay debt owed
to Verizon Communications. The partnership used the debt for general corporate purposes, including capital expenditures to expand and upgrade its network and the acquisition of spectrum licenses, including a deposit for the licenses for which it was the winning bidder in the 2001 FCC auction, and other wireless assets. The debt being repaid is repayable on demand. At June 30, 2001, the weighted average interest rate on these loans was 5.47%.


  The partnership will use the remaining net proceeds of approximately $ billion for general corporate purposes, including capital expenditures related to the expansion and upgrade of its network and the acquisition of additional spectrum licenses and other wireless assets. The partnership anticipates that it will spend $4.6 billion on capital expenditures, excluding acquisitions, in 2001, $2.5 billion of which had been spent as of June 30, 2001, and that capital expenditures in future years will continue to be significant; however, we expect the partnership to fund at least a portion of these amounts utilizing internally generated funds. In addition, the partnership may be required to pay $6.9 billion to the FCC to acquire the remaining licenses for which it was the winning bidder in the 2001 FCC auction, assuming these licenses are awarded to the partnership. The partnership will need to obtain additional financing to pay for the licenses. We expect to obtain this financing from Verizon Communications as well as from the bank, public debt and private placement markets, but we have no commitment for additional financing. If we are not awarded all of these licenses, we may spend a portion of the proceeds on the acquisition of additional spectrum licenses or wireless service providers in the future but cannot predict the cost of these acquisitions.



                                   DIVIDENDS

  Verizon Wireless Inc. is a newly formed company, and we have never declared or paid any cash dividends on our capital stock, although the partnership has declared and paid distributions to its partners. We do not anticipate paying any cash dividends in the foreseeable future.


  After the offering, the partnership will be required to reimburse us for our expenses as a holding company and managing general partner. The partnership will also be required to make distributions to its partners in amounts so that our proportionate share of these distributions is sufficient to permit us to pay taxes on our share of the partnership's taxable income. In addition, the partnership agreement will provide that, from and after the date of the offering and until the earlier to occur of (1) July 1, 2005 and (2) the date Vodafone ceases to own, directly or indirectly, at least 20% of our common stock, assuming the exchange of all partnership units (subject to adjustment as described below under "Certain Relationships and Related Party Transactions-- Adjustments of Certain Threshold Amounts Under the Partnership Agreement"), and at least one partnership unit, the partnership will, on a semiannual basis each February and August, make additional distributions to its partners, including us, in an amount equal to $600.0 million less tax-related distributions for the period. See "Certain Relationships and Related Party Transactions--Partnership Agreement--Distributions."


  For all periods prior to and ending on the offering date, the partnership is required, subject to compliance with financial ratios, including leverage and interest coverage ratios, to make additional distributions to its partners in an amount equal to 70% of the partnership's pre-tax net income from continuing operations plus amortization expense related to the amortization of intangible assets arising out of transactions contemplated by the alliance agreement, to the extent this amount exceeds the tax distribution. See "Certain Relationships and Related Party Transactions--Partnership Agreement--Distributions." Verizon Wireless Inc. is not entitled to any of those distributions as it had no ownership interest in the partnership prior to the closing of the offering. The partnership made a distribution in February 2001 of $691 million but has not made any subsequent distributions. The partnership does not anticipate making additional non tax-related distributions prior to the closing of the offering since the payment of additional distributions is limited by the leverage ratio stipulated in the partnership agreement. However, prior to the offering, the partnership is expected to make a tax-related distribution of approximately
$    million to Verizon Communications and Vodafone to cover taxes on their respective share of the partnership's taxable income for the period from January 1, 2001 through the completion of this offering.


  We currently anticipate that we will reinvest all funds distributed to us, other than funds necessary to pay taxes, in exchange for additional partnership units. Verizon Communications and Vodafone have the right, but not the obligation, to reinvest all of their non tax-related distributions in the partnership. Our ownership interest in the partnership will increase to the extent that we reinvest the non tax-related distributions made to us and the other partners do not.

                                 CAPITALIZATION

  The following table presents the total cash and cash equivalents and capitalization, as of June 30, 2001 of:


  . our company, on an actual basis;

  . the partnership, on an actual basis; and

  . our company, on a pro forma basis as adjusted to reflect (1) the sale by
    us of     million shares of Class A common stock at an assumed initial
    offering price of $   per share, after deducting the underwriting
    discount and estimated offering expenses, pursuant to this offering, (2)
    the use of the net proceeds from the offering to acquire   % of the
    interests in the partnership and (3) the minority interest created as a result of our becoming the managing general partner of the partnership and therefore consolidating the partnership in our financial results, in connection with the offering and acquisition of partnership interests.


This table should be read in conjunction with the historical and pro forma financial statements and the related notes as of and for the six months ended June 30, 2001 appearing elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                     June 30, 2001
                                         --------------------------------------
                                                                     Verizon
                                                                     Wireless
                                                                       Inc.
                                                                   Consolidated
                                            Verizon      Cellco    Pro Forma As
                                         Wireless Inc. Partnership   Adjusted
                                         ------------- ----------- ------------
                                                      (unaudited)
                                         (dollars in millions, except per share
                                                        amounts)
Cash and cash equivalents...............     $ --        $    54     $
                                             =====       =======     =======
Total debt..............................     $ --        $15,266     $
Redeemable minority interest............       --            --       20,000
Minority interests......................       --            354
Partner's capital subject to
 redemption.............................       --         20,000         --
Partners' capital.......................       --         17,932         --
Stockholders' equity:
  Common stock, $.01 par value per
   share, 100 shares authorized; 100
   shares issued and outstanding........       --            --          --
  Class A common stock, $.001 par value
   per share,        shares authorized,
       million shares issued and
   outstanding..........................       --            --          --
  Additional paid-in capital............       --            --
                                             -----       -------     -------
    Total stockholders' equity..........     $ --        $   --      $
                                             =====       =======     =======
      Total capitalization..............     $ --        $53,552     $
                                             =====       =======     =======

                                    DILUTION

  In connection with the offering of the Class A common stock, Class B and Class C common stock will be purchased by Verizon Communications and Vodafone, and that stock as well as their units in the partnership will be exchangeable, at the option of the holder, into shares of our Class A common stock.

  The pro forma net tangible book value of Verizon Wireless Inc. as of June 30,
2001 was $   , or $    per share of Class A common stock. Pro forma net
tangible book value per share is determined by dividing pro forma tangible net worth, which is equal to total tangible assets less total liabilities, by the aggregate number of shares of Class A common stock outstanding, assuming the conversion of all outstanding Class B and Class C common stock and the exchange of all partnership units into Class A common stock. After giving effect to the
sale by Verizon Wireless Inc. of the    shares of Class A common stock in this
offering, at an assumed initial public offering price of $    per share, the
midpoint of the range set forth on the cover page of this prospectus, and the receipt and application of the net proceeds, pro forma net tangible book value
at June 30, 2001 would have been $   , or $    per share. This represents an
immediate increase in pro forma net tangible book value to existing
stockholders of $    per share and an immediate dilution to new investors of
$    per share. The following table illustrates this per share dilution:



Assumed initial public offering price..................................     $
  Pro forma net tangible book value per share as of June 30, 2001...... $
  Increase in pro forma net tangible book value per share attributable to new investors....................................................
Pro forma net tangible book value per share after offering.............
                                                                            ---
Dilution per share to new investors....................................     $
                                                                            ===


  Dilution is determined by subtracting pro forma net tangible book value per share after the offering from the initial public offering price per share.

  The following table sets forth, on a pro forma basis, as of June 30, 2001, the number of shares of common stock purchased from Verizon Wireless Inc., assuming (1) the conversion of all outstanding Class B and Class C common stock and (2) the exchange of all partnership units into Class A common stock, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, at an assumed
initial public offering price of $   per share, the midpoint of the range set
forth on the cover page of this prospectus, before deducting estimated underwriting discounts and offering expenses payable by Verizon Wireless Inc.:

                                    Shares
                                  Purchased    Total Consideration       Average
                                -------------- ----------------------     Price
                                Number Percent  Amount      Percent     Per Share
                                ------ ------- ---------   ----------   ---------
Existing shareholders..........             %   $                     %
New Investors..................
  Total........................          100%   $                  100%

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

  The following unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2001 and 2000 and for the year ended December 31, 2000 give effect to the following as if they occurred on January 1, 2000:


  (1) the partnership's acquisition of Vodafone's U.S. wireless operations on April 3, 2000;

  (2) PrimeCo's wireless operations, which, prior to April 3, 2000, were reflected as an equity investment in the partnership's results of operations as a result of its 50% ownership of PrimeCo's wireless operations and, beginning on April 3, 2000, were consolidated as a result of Vodafone's contribution of the remaining 50% to the joint venture;






  (3) the required divestitures of various overlapping operations and other wireless operations as required by the FCC and U.S. Department of Justice consent decree dated December 6, 1999;


  (4) the offering and our use of the net proceeds from the offering to
      acquire a    % interest in the partnership and the application of the
      proceeds by the partnership to repay debt, and our becoming the managing general partner of the partnership; and


  (5) income taxes related to the consolidation of the partnership in our financial statements.


The following unaudited pro forma condensed consolidated balance sheet as of June 30, 2001 gives effect to the following as if they occurred on June 30, 2001:


  (1) the offering and our use of the net proceeds from the offering to
      acquire a    % interest in the partnership, and our becoming the
      managing general partner of the partnership;


  (2) income taxes related to the consolidation of the partnership in our financial statements; and


  (3) the application of the proceeds of the offering by the partnership to repay debt.


See Notes to Unaudited Pro Forma Financial Information for additional description.



  We will consolidate the partnership's results in our financial statements as a result of our control of the partnership as managing general partner, subject to various protective rights over significant decisions held by other partners. Our acquisition of partnership interests will be treated as a reorganization of entities under common control and accounted for at historical cost. Accordingly, the net assets of the partnership will be reported in our consolidated financial statements at their historical cost as reflected on the partnership's financial statements.

  The pro forma financial statements do not purport to be indicative of what our financial position or results of operations would actually have been had the transactions described above occurred on the dates indicated or to project our results of operations for any future period or date. The pro forma adjustments are described in the accompanying notes and are based upon available information and assumptions that we believe are reasonable. The pro forma financial statements should be read in conjunction with our financial statements and the financial statements of the partnership, Vodafone's U.S. operations and PrimeCo, including the notes thereto, and the other financial and operating information appearing elsewhere in this prospectus.


  The unaudited pro forma financial information has not been adjusted to give effect to cost savings that we expect to achieve as a result of the integration of the acquired companies, or the cost of integration. Pro forma adjustments for the various acquisitions are applied to the historical statements of operations to account for such acquisitions under the purchase method of accounting. The purchase prices have been allocated to the assets and liabilities of the acquisitions using an estimate of their respective fair values, with the remainder being allocated to specific identifiable intangible assets and goodwill.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                  FOR THE SIX MONTHS ENDED JUNE 30, 2001


                      (in millions, except per share data)


                                                                     Verizon
                                                          As      Wireless Inc.
                               Verizon      Cellco     Adjusted,  Pro Forma, As
                            Wireless Inc. Partnership Adjustments   Adjusted
                            ------------- ----------- ----------- -------------
Operating revenue:
 Service revenues.........      $ --        $7,798       $ --         $

 Equipment and other......        --           632         --
                                -----       ------       -----        ----
Total operating revenue...        --         8,430         --
                                -----       ------       -----        ----
Operating costs and
 expenses:
 Cost of service..........        --         1,090         --
 Cost of equipment........        --         1,130         --
 Selling, general and
  administrative..........        --         3,324         --


 Depreciation and
  amortization............        --         1,807         --

                                -----       ------       -----        ----
Total operating costs and
 expenses.................        --         7,351         --
                                -----       ------       -----        ----
Operating income..........        --         1,079         --
Interest expense, net.....        --          (324)

Minority interests........        --           (46)        --
Equity in loss of
 unconsolidated entities..        --           (10)        --


Other, net................        --            (9)        --
                                -----       ------       -----        ----
Income from continuing
 operations before benefit
 (provision) for income
 taxes....................        --           690
Benefit (provision) for
 income taxes.............        --           (28)        --

                                -----       ------       -----        ----
Income from continuing
 operations...............      $ --           662       $            $
                                =====       ======       =====        ====
Pro forma basic and
 diluted income from
 continuing operations per
 share....................                                            $
                                                                      ====
Pro forma weighted average
 common shares
 outstanding..............
                                                                      ====

            NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION


(1) Represents the minority interest adjustment to eliminate    % of the pro
    forma partnership operations as a result of the consolidation of the partnership by Verizon Wireless Inc.


(2) Represents the resulting federal and state income taxes at an effective rate of % related to the consolidation of the partnership by Verizon Wireless Inc. and the related elimination of the pro forma income tax provision recorded by Verizon Wireless Inc.




(3) Pro forma basic and diluted income from continuing operations per share
    gives effect to the issuance of         shares of Class A common stock in
    the offering.


(4) Reflects a reduction in interest expense as a result of the application of a portion of the net proceeds to repay debt.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                  FOR THE SIX MONTHS ENDED JUNE 30, 2000


                      (in millions, except per share data)


                                           Vodafone                                                              Verizon
                     Verizon                 U.S.            Overlapping                             As       Wireless Inc.
                     Wireless   Cellco    Operations PrimeCo Operations,  Pro Forma               Adjusted,   Pro Forma, As
                       Inc.   Partnership    (1)       (2)     Net (3)   Adjustments   Pro Forma Adjustments    Adjusted
                     -------- ----------- ---------- ------- ----------- -----------   --------- -----------  -------------
Operating revenue:
 Service revenues..   $ --      $5,573      $1,294    $214      $(362)      $  (5)(4)   $6,641      $ --          $
                                                                              (73)(5)
 Equipment and
  other............     --         526         117      36        (43)         (8)(6)      628        --
                      -----     ------      ------    ----      -----       -----       ------      -----         ----
Total operating
 revenue...........     --       6,099       1,411     250       (405)        (86)       7,269        --
                      -----     ------      ------    ----      -----       -----       ------      -----         ----
Operating costs and
 expenses:
 Cost of service...     --         919         270       6       (162)        (73)(5)      960        --
 Cost of
  equipment........     --         785         121      30        (60)        --           876        --
 Selling, general
  and
  administrative...     --       2,570         537     207       (162)         (5)(4)    3,117        --
                                                                                8 (6)
                                                                              (38)(8)
 Depreciation and
  amortization.....     --       1,201         500      69        (64)        (15)(6)    1,661        --
                                                                              (30)(7)
                      -----     ------      ------    ----      -----       -----       ------      -----         ----
Total operating
 costs and
 expenses..........     --       5,475       1,428     312       (448)       (153)       6,614        --
                      -----     ------      ------    ----      -----       -----       ------      -----         ----
Operating income
 (loss)............     --         624         (17)    (62)        43          67          655        --
Interest (expense)
 income, net.......     --        (224)        (27)     (3)        41           6 (6)     (280)          (13)
                                                                              (73)(9)
Minority
 interests.........     --         (73)        (27)      4         21           8 (11)     (67)          (14)
Equity in income
 (loss)
 of unconsolidated
 entities..........     --          24         (39)    --         (18)         (1)(6)       38        --
                                                                               80 (10)
                                                                               (8)(11)
Other, net.........     --         845           2     --        (849)        --            (2)       --
                      -----     ------      ------    ----      -----       -----       ------      -----         ----
Income (loss) from
 continuing
 operations before
 (provision)
 benefit for income
 taxes.............     --       1,196        (108)    (61)      (762)         79          344
(Provision) benefit
 for income taxes..     --        (127)         44     --         --           36 (12)     (47)
                                                                                                         (15)
                      -----     ------      ------    ----      -----       -----       ------      -----         ----
Income (loss) from
 continuing
 operations........   $ --      $1,069      $  (64)   $(61)     $(762)      $ 115       $  297      $             $
                      =====     ======      ======    ====      =====       =====       ======      =====         ====
Pro forma basic and
 diluted income
 from continuing
 operations per
 share.............                                                                                               $    (16)
                                                                                                                  ====
Pro forma weighted
 average common
 shares
 outstanding.......
                                                                                                                  ====

              NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

  The partnership's Statement of Operations data for the six months ended June 30, 2000 has been restated. See notes to the partnership's unaudited financial statements included herein.


(1) Represents the results of operations of the Vodafone U.S. Operations for the period from January 1, 2000 to March 31, 2000, including Vodafone's 50% interest in PrimeCo which Vodafone recorded on the equity method of accounting. Vodafone contributed its U.S. wireless operations and equity interest in PrimeCo to the partnership on April 3, 2000. The results of operations for the period from April 1, 2000 to April 2, 2000 were not material. This contribution to the partnership was accounted for using the purchase method of accounting by the partnership. See also Notes 7 and 10 to this Unaudited Pro Forma Financial Information.


(2) Represents 100% of the results of operations of PrimeCo for the period from January 1, 2000 to March 31, 2000. The results of operations for the period from April 1, 2000 to April 2, 2000 were not material. Prior to April 3, 2000, both the partnership and Vodafone followed the equity method of accounting for their respective interests in PrimeCo. The contribution of Vodafone's 50% interest in PrimeCo to the partnership was accounted for by the partnership using the purchase method of accounting. See also Notes 7 and 10 to this Unaudited Pro Forma Financial Information.


(3) Based on regulations of the Federal Communications Commission governing wireless communications and the U.S. Department of Justice consent order dated December 6, 1999, the overlapping wireless operations were required to be divested by Verizon Communications and Vodafone. In order to eliminate overlapping operations:


   (a) we exchanged wireless assets with ALLTEL for a combination of cash and some wireless assets on April 1, 2000 and on June 29, 2000;

   (b) Vodafone disposed of its 50% interest in San Francisco area wireless properties prior to June 30, 2000;


   (c) PrimeCo transferred its PCS properties in Chicago, Houston and Richmond to other entities owned and controlled by Verizon
       Communications and Vodafone prior to April 1, 2000; and


   (d) Verizon Communications retained some overlapping assets that had not yet been sold.


   On August 29, 2000, all remaining assets to be sold that had not yet been sold were transferred to a trustee.


   The partnership did not receive any of the proceeds from these divestitures with the exception of the assets received in the ALLTEL swaps.


   As reflected in the table below, Overlapping Operations, Net includes (1) the elimination of the results of operations for the assets sold, swapped or retained by the principal stockholders, (2) the addition of the results of operations of the assets acquired as part of the asset swaps, (3) the elimination of minority interests as a result of consolidating those operations, and (4) the elimination of realized gains and losses, net, of $848 million included in Other, net, resulting from the ALLTEL swaps.



                                   ALLTEL    San     PrimeCo  Remaining
                                   swaps  Francisco transfers  assets   Total
                                   ------ --------- --------- --------- -----
                                             (dollars in millions)
    Total operating revenue.......  $118    $ --      $(102)    $(421)  $(405)
    Total operating costs and
     expenses.....................    72      --       (122)     (398)   (448)
    Operating income (loss).......    46      --         20       (23)     43
    Net (loss) income ............  (773)     (16)       22         5    (762)


   No individual acquisition or disposition was significant and accordingly, no financial statement data has been reported separately.

 (4) Represents the adjustment to conform the revenue recognition policies of the acquired companies relating to activation fees to the revenue recognition policy of the partnership.

 (5) Represents the elimination of roaming charges between the partnership and the acquired businesses.

 (6) Represents adjustments related to the sale and lease-back of the partnership's communications towers and related assets. These transactions, with a tower management company controlled by an unrelated third party, required the partnership to enter into long-term leases for each of the towers in exchange for a monthly rental or site maintenance payment. The pro forma adjustments relate to the reversal of tower depreciation expense, tower rental income and interest expense and the recording of the rent or site maintenance costs based upon amounts stipulated in the contractual sale and lease-back agreements. The debt and assets related to the tower financing transactions were transferred to Verizon Communications on April 3, 2000 and June 30, 2000.

 (7) Represents a reduction in depreciation and amortization as a result of the partnership's acquisition of Vodafone's U.S. wireless operations and equity interest in PrimeCo on April 3, 2000. The valuation of the acquired operations was determined based on a hybrid of both the market approach and income approach. The market approach compares the company's financial results with companies in the same or similar lines of business and/or thought to be subject to corresponding business risks, and environmental and political factors. The income approach discounts future net cash flows available for distribution at market-based rates of return to provide an indication of value.


   The adjustment to depreciation and amortization expense includes the following (dollars in millions):


                                                  Fair   Useful   Depreciation/
                                                  Value   Life    Amortization
                                                 ------- ------   -------------
    Customer list..............................  $ 2,825    6(a)      $ 162
    Assembled workforce........................      246    7(b)          9
    Goodwill...................................    6,418   25(b)         64
    Cellular licenses..........................   21,354   40(b)        133
    Tangible net assets........................    3,067  7.5(b)        102
                                                 -------              -----
                                                 $33,910                470
                                                 =======
    Less: depreciation and amortization
     included in the Vodafone U.S. Operations..                        (500)
                                                                      -----
    Net adjustment.............................                       $ (30)(c)
                                                                      =====

   --------
   (a) Using the declining balance method.

   (b) Using the straight-line method.

   (c) Primarily relates to the reduction of amortization expense on approximately $12 billion of goodwill on Vodafone's U.S. operations resulting from deferred income taxes previously recorded.


 (8) Represents the reversal of the expense related to the vesting of outstanding stock appreciation rights. The expense was incurred in connection with the acquisition of Vodafone's U.S. wireless operations. The vesting of the stock appreciation rights was triggered by a change in control provision contained in the plan resulting in a $38 million charge.




 (9) In connection with the U.S. wireless alliance agreement, the principal stockholders contributed $9.5 billion of debt to the partnership. In addition, interest on $566 million of debt was added, comprised of $386 million as a result of the ALLTEL swaps (see also Note 3 to this Unaudited Pro Forma Financial Information) and $180 million as a result of the inclusion of 100% of the results of operations of PrimeCo (see also Note 2 to this Unaudited Pro Forma Financial Information). Adjustment represents the additional interest expense as if the debt were outstanding as of January 1, 2000.

   The adjustment to interest expense includes the following interest (dollars in millions):

   Interest expense related to applicable debt amounts for the first six months of 2000:



      $9,500.....................................................        $310(a)
      386........................................................          13(b)
      180........................................................           6(c)
                                                                         ----
                                                                         $329
                                                                         ----
      Net of:
        Historical interest for the first six months of 2000.....  $262
        Less: interest expense relating to the tower financing
         (see also Note 6 to this Unaudited Pro Forma Financial
         Information)............................................    (6) (256)
                                                                         ----
                                                                         $ 73
                                                                         ====

   --------



   (a) Based upon the average blended actual fixed and variable interest rates paid on borrowings by Verizon Communications (6.47% for 2000) as to the $5.5 billion contributed by Verizon Communications and an average variable interest rate equal to LIBOR plus 0.24% (6.58% for 2000) as to the $4 billion contributed by Vodafone.


   (b) Based upon an average variable interest rate equal to LIBOR plus 0.315% (6.58% for 2000).


   (c) Based on an average interest rate of 6.42% for 2000.




   An increase or decrease in the interest rates on floating debt of 1/8% would increase or decrease interest expense for the period by approximately $6 million.




(10) Represents the elimination of each of the partnership's and Vodafone's interest in PrimeCo recorded on the equity method of accounting for the period January 1, 2000 to March 31, 2000. The results of operations of PrimeCo for the period from April 1, 2000 to April 2, 2000 were not material. The equity in loss of unconsolidated entities of the partnership does not include $11 million related to the transfers of PrimeCo's PCS properties in Chicago, Houston and Richmond to other entities owned and controlled by Verizon Communications and Vodafone. Included in Vodafone's equity in loss of unconsolidated entities is $30 million in amortization relating to Vodafone's acquisition of its U.S. wireless operations on June 30, 1999 (see Note 7 to the Unaudited Pro Forma Financial Information).


(11) Represents the elimination of GTE Wireless' equity in income of unconsolidated entities in partnership investments that were consolidated by Vodafone.


(12) Represents the elimination of federal and state income taxes as a result of the change in taxable status of the entities forming the partnership. The partnership is generally not a taxable entity for federal and state income tax purposes. Pro forma taxes represent federal and state income taxes relating to majority owned subsidiaries of the partnership and entities under common control that are corporate entities.


(13) Reflects a reduction in interest expense as a result of the application of the net proceeds to repay debt.


(14) Represents the minority interest adjustment to eliminate   % of the pro
     forma partnership operations as a result of the consolidation of the partnership by Verizon Wireless Inc.


(15) Represents the resulting federal and state income taxes at an effective
     rate of   % related to the consolidation of the partnership by Verizon
     Wireless Inc. and the related elimination of the pro forma income tax provision recorded by Verizon Wireless Inc.


(16) Pro forma basic and diluted income from continuing operations per share gives effect to the issuance of shares of Class A common stock in the offering.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                   FOR THE YEAR ENDED DECEMBER 31, 2000


                      (in millions, except per share data)


                                              Vodafone                                                              Verizon
                                                U.S.            Overlapping                             As       Wireless Inc.
                      Verizon      Cellco    Operations PrimeCo Operations,  Pro Forma               Adjusted,   Pro Forma, As
                   Wireless Inc. Partnership    (1)       (2)     Net (3)   Adjustments   Pro Forma Adjustments    Adjusted
                   ------------- ----------- ---------- ------- ----------- -----------   --------- -----------  -------------
Operating
 revenue:
 Service
  revenues.......      $ --        $13,000     $1,294    $ 214    $ (362)      $  (5)(4)   $14,068     $ --          $
                                                                                 (73)(5)
 Equipment and
  other..........        --          1,222        117       36       (43)         (8)(6)     1,324       --
                       -----       -------     ------    -----    ------       -----       -------     -----         ----
Total operating
 revenue.........        --         14,222      1,411      250      (405)        (86)       15,392       --
                       -----       -------     ------    -----    ------       -----       -------     -----         ----
Operating costs
 and expenses:
 Cost of
  service........        --          2,037        270        6      (162)        (73)(5)     2,078       --
 Cost of
  equipment......        --          2,023        121       30       (60)        --          2,114       --
 Selling, general
  and
  administrative..       --          5,866        537      207      (162)         (5)(4)     6,413       --
                                                                                   8 (6)
                                                                                 (38)(8)
 Depreciation and
  amortization...        --          2,897        500       69       (64)        (15)(6)     3,357       --
                                                                                 (30)(7)
                       -----       -------     ------    -----    ------       -----       -------     -----         ----
Total operating
 costs and
 expenses........        --         12,823      1,428      312      (448)       (153)       13,962       --
                       -----       -------     ------    -----    ------       -----       -------     -----         ----
Operating income
 (loss)..........        --          1,399        (17)     (62)       43          67         1,430       --
Interest
 (expense)
 income, net.....        --           (507)       (27)      (3)       41           6 (6)      (569)         (13)
                                                                                 (79)(9)
Minority
 interests.......        --           (136)       (27)       4        21           8 (11)     (130)         (14)
Equity in income
 (loss)
 of
 unconsolidated
 entities........        --             57        (39)     --        (18)         (1)(6)        71       --
                                                                                  80 (10)
                                                                                  (8)(11)
Other, net.......        --            864          2      --       (849)        --             17       --
                       -----       -------     ------    -----    ------       -----       -------     -----         ----
Income (loss)
 before
 (provision)
 benefit for
 income taxes....        --          1,677       (108)     (61)     (762)         73           819
(Provision)
 benefit for
 income taxes....        --           (149)        44      --        --           35 (12)      (70)
                                                                                                            (15)
                       -----       -------     ------    -----    ------       -----       -------     -----         ----
Income (loss)
 from continuing
 operations......      $ --        $ 1,528     $  (64)   $ (61)   $ (762)      $ 108       $   749     $             $
                       =====       =======     ======    =====    ======       =====       =======     =====         ====
Pro forma basic
 and diluted
 income from
 continuing
 operations per
 share...........                                                                                                    $    (16)
                                                                                                                     ====
Pro forma
 weighted average
 common shares
 outstanding.....
                                                                                                                     ====

              NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

(1) Represents the results of operations of the Vodafone U.S. Operations for the period from January 1, 2000 to March 31, 2000, including Vodafone's 50% interest in PrimeCo which Vodafone recorded on the equity method of accounting. Vodafone contributed its U.S. wireless operations and equity interest in PrimeCo to the partnership on April 3, 2000. The results of operations for the period from April 1, 2000 to April 2, 2000 were not material. This contribution to the partnership was accounted for using the purchase method of accounting by the partnership. See also Notes 7 and 10 to this Unaudited Pro Forma Financial Information.

(2) Represents 100% of the results of operations of PrimeCo for the period from January 1, 2000 to March 31, 2000. The results of operations for the period from April 1, 2000 to April 2, 2000 were not material. Prior to April 3, 2000, both the partnership and Vodafone followed the equity method of accounting for their respective interests in PrimeCo. The contribution of Vodafone's 50% interest in PrimeCo to the partnership was accounted for by the partnership using the purchase method of accounting. See also Notes 7 and 10 to this Unaudited Pro Forma Financial Information.

(3) Based on regulations of the Federal Communications Commission governing wireless communications and the U.S. Department of Justice consent order dated December 6, 1999, the overlapping wireless operations were required to be divested by Verizon Communications and Vodafone. In order to eliminate overlapping operations:


   (a) we exchanged wireless assets with ALLTEL for a combination of cash and some wireless assets on April 1, 2000 and on June 29, 2000;

   (b) Vodafone disposed of its 50% interest in San Francisco area wireless properties prior to June 30, 2000;


   (c) PrimeCo transferred its PCS properties in Chicago, Houston and Richmond to other entities owned and controlled by Verizon
       Communications and Vodafone prior to April 1, 2000; and


   (d) Verizon Communications retained some overlapping assets that had not yet been sold.


   On August 29, 2000, all remaining assets to be sold that have not yet been sold were transferred to a trustee.


   The partnership did not receive any of the proceeds from these divestitures with the exception of the assets received in the ALLTEL swaps.


   As reflected in the table below, Overlapping Operations, Net includes (1) the elimination of the results of operations for the assets sold, swapped or retained by the principal stockholders, (2) the addition of the results of operations of the assets acquired as part of the asset swaps, (3) the elimination of minority interests as a result of consolidating those operations, and (4) the elimination of realized gains and losses, net, of $848 million included in Other, net resulting from the ALLTEL swaps.



                                  ALLTEL     San     PrimeCo  Remaining
                                  swaps   Francisco transfers  assets   Total
                                  ------  --------- --------- --------- -----
                                            (dollars in millions)
    Total operating revenue...... $ 118     $ --      $(102)    $(421)  $(405)
    Total operating costs and
     expenses....................    72       --       (122)     (398)   (448)
    Operating income (loss)......    46       --         20       (23)     43
    Net (loss) income............  (773)      (16)       22         5    (762)


   No individual acquisition or disposition was significant and accordingly, no financial statement data has been reported separately.

 (4) Represents the adjustment to conform the revenue recognition policies of the acquired companies relating to activation fees to the revenue recognition policy of the partnership.

 (5) Represents the elimination of roaming charges between the partnership and the acquired businesses.

 (6) Represents adjustments related to the sale and lease-back of the partnership's communications towers and related assets. These transactions, with a tower management company controlled by an unrelated third party, required the partnership to enter into long-term leases for each of the towers in exchange for a monthly rental or site maintenance payment. The pro forma adjustments relate to the reversal of tower depreciation expense, tower rental income and interest expense and the recording of the rent or site maintenance costs based upon amounts stipulated in the contractual sale and lease-back agreements. The debt and assets related to the tower financing transactions were transferred to Verizon Communications on April 3, 2000 and June 30, 2000.

 (7) Represents a reduction in depreciation and amortization as a result of the partnership's acquisition of Vodafone's U.S. wireless operations and equity interest in PrimeCo on April 3, 2000. The valuation of the acquired operations was determined based on a hybrid of both the market approach and income approach. The market approach compares the company's financial results with companies in the same or similar lines of business and/or thought to be subject to corresponding business risks, and environmental and political factors. The income approach discounts future net cash flows available for distribution at market-based rates of return to provide an indication of value.


   The adjustment to depreciation and amortization expense includes the following (dollars in millions):


                                                  Fair   Useful   Depreciation/
                                                  Value   Life    Amortization
                                                 ------- ------   -------------
    Customer list..............................  $ 2,825    6(a)      $ 162
    Assembled workforce........................      246    7(b)          9
    Goodwill...................................    6,418   25(b)         64
    Cellular licenses..........................   21,354   40(b)        133
    Tangible net assets........................    3,067  7.5(b)        102
                                                 -------              -----
                                                 $33,910                470
                                                 =======
    Less: depreciation and amortization
     included in the Vodafone U.S. Operations..                        (500)
                                                                      -----
    Net adjustment.............................                       $ (30)(c)
                                                                      =====

   --------
   (a) Using the declining balance method.

   (b) Using the straight-line method.

   (c) Primarily relates to the reduction of amortization expense on approximately $12 billion of goodwill on Vodafone's U.S. operations resulting from deferred income taxes previously recorded.


 (8) Represents the reversal of the expense related to the vesting of outstanding stock appreciation rights. The expense was incurred in connection with the acquisition of Vodafone's U.S. wireless operations. The vesting of the stock appreciation rights was triggered by a change in control provision contained in the plan resulting in a $38 million charge.


 (9) In connection with the U.S. wireless alliance agreement, the principal stockholders contributed $9.5 billion of debt to the partnership. In addition, interest on $566 million of debt was added, comprised of $386 million as a result of the ALLTEL swaps (see also Note 3 to this Unaudited Pro Forma Financial Information) and $180 million as a result of the inclusion of 100% of the results of operations of PrimeCo (see also Note 2 to this Unaudited Pro Forma Financial Information). Adjustment represents the additional interest expense as if the debt were outstanding as of January 1, 2000.

   The adjustment to interest expense includes the following interest (dollars in millions):

   Interest expense related to applicable debt amounts for 2000:



      $9,500.....................................................         $619(a)
      386........................................................           25(b)
      180........................................................           11(c)
                                                                          ----
                                                                           655
    Net of:
      Historical interest for 2000...............................   $582
      Less: interest expense relating to the tower financing (see also Note 6 to this Unaudited Pro Forma Financial
       Information)..............................................     (6)
                                                                          (576)
                                                                          ----
                                                                          $ 79
                                                                          ====

   --------

   (a) Based upon the average blended actual fixed and variable interest rates paid on borrowings by Verizon Communications (6.47% for 2000) as to the $5.5 billion contributed by Verizon Communications and an average variable interest rate equal to LIBOR plus 0.24% (6.58% for 2000) as to the $4 billion contributed by Vodafone.


   (b) Based upon an average variable interest rate equal to LIBOR plus 0.315% (6.58% for 2000).


   (c) Based on an average interest rate of 6.42% for 2000.


   An increase or decrease in the interest rates on floating debt of 1/8% would increase or decrease interest expense for the period by approximately $13 million.


(10) Represents the elimination of each of the partnership's and Vodafone's interest in PrimeCo recorded on the equity method of accounting for the period January 1, 2000 to March 31, 2000. The results of operations of PrimeCo for the period April 1, 2000 to April 2, 2000 were not material. The equity in loss of unconsolidated entities of the partnership does not include $11 million related to the transfers of PrimeCo's PCS properties in Houston, Chicago and Richmond to other entities owned and controlled by Verizon Communications and Vodafone. Included in Vodafone's equity in loss of unconsolidated entities is $30 million in amortization relating to Vodafone's acquisition of its U.S. wireless operations on June 30, 1999 (see Note 7 to the Unaudited Pro Forma Financial Information).

(11) Represents the elimination of GTE Wireless' equity in income of unconsolidated entities in partnership investments that were consolidated by Vodafone.

(12) Represents the elimination of federal and state income taxes as a result of the change in taxable status of the entities forming the partnership. The partnership is generally not a taxable entity for federal and state income tax purposes. Pro forma taxes represent federal and state income taxes relating to majority owned subsidiaries of the partnership and entities under common control that are corporate entities.


(13) Reflects a reduction in interest expense as a result of the application of the net proceeds to repay debt.


(14) Represents the minority interest adjustment to eliminate   % of the pro
     forma partnership operations as a result of the consolidation of the partnership by Verizon Wireless Inc.


(15) Represents the resulting federal and state income taxes at an effective
     rate of   % related to the consolidation of the partnership by Verizon
     Wireless Inc. and the related elimination of the pro forma income tax provision recorded by Verizon Wireless Inc.


(16) Pro forma basic and diluted income from continuing operations per share gives effect to the issuance of shares of Class A common stock in the offering.

           UNAUDITED PRO FORMA BALANCE SHEET AS OF JUNE 30, 2001

                                 (in millions)


                                                                    Verizon Wireless
                              Verizon      Cellco    As Adjusted,    Inc. Pro Forma
                           Wireless Inc. Partnership Adjustments      as Adjusted
                           ------------- ----------- ------------   ----------------
ASSETS
  Current assets.........      $--         $ 3,360     $        (1)     $
  Non-current assets.....       --          55,407          --
                               ----        -------     --------         -------
    Total assets.........      $--         $58,767     $    --          $
                               ====        =======     ========         =======
LIABILITIES AND PARTNERS'
 CAPITAL/ STOCKHOLDERS'
 EQUITY
  Current liabilities....      $--         $15,373     $        (1)     $
                                                                (2)
  Other non-current
   liabilities...........       --           5,108              (2)
                               ----        -------     --------         -------
    Total liabilities....       --          20,481          --
  Redeemable minority
   interest..............       --             --        20,000 (3)
  Minority interest in
   consolidated
   entities..............       --             354              (4)
  Partner's capital
   subject to
   redemption............       --          20,000      (20,000)(3)
  Partners'
   capital/stockholders'
   equity................       --          17,932              (5)
                               ----        -------     --------         -------
    Total liabilities and
     partners'
     capital/stockholders'
     equity..............      $--         $58,767     $    --          $
                               ====        =======     ========         =======


                   NOTES TO UNAUDITED PRO FORMA BALANCE SHEET

(1) Represents the adjustment for the sale of     million shares of Class A
    common stock at an assumed initial offering price of $   per share, after
    deducting the underwriting discount and estimated offering costs, pursuant to the offering, and the application of a portion of the proceeds to repay debt owed to Verizon Communications.


(2) Represents (1) the elimination of current and deferred tax liabilities of GTE Wireless entities whose tax status was changed from taxable to non-taxable immediately prior to the merger of Bell Atlantic and GTE which was accounted for as a pooling of interests and (2) the resulting federal and state income tax liability related to the consolidation of the partnership by Verizon Wireless Inc.

(3) Represents the adjustment to record the partnership's capital subject to redemption as redeemable minority interest in Verizon Wireless Inc. pursuant to Vodafone's put right. See "Certain Relationships and Related Party Transactions--Investment Agreement--Vodafone's Put Right."


(4) Represents the elimination of partnership capital attributable to minority interests.




(5) Represents the partnership tax distribution to Verizon Communications and Vodafone, pursuant to the terms of the partnership agreement.

                       SELECTED HISTORICAL FINANCIAL DATA

  The following selected consolidated historical financial data for the partnership should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes thereto included elsewhere in this prospectus. The statement of operations and cash flow data for the years ended December 31, 1998, 1999 and 2000 and the balance sheet data as of December 31, 1999 and 2000 are derived from the audited financial statements of the partnership included elsewhere in this prospectus. We derived the remaining financial data from the partnership's audited or unaudited financial statements.


  The financial information presented below includes results of operations for
(1) Bell Atlantic Mobile and GTE Wireless for all periods retroactively restated on a consolidated basis, (2) our various significant acquisitions, including the U.S. mobile wireless and paging operations of Vodafone, PrimeCo and some Ameritech wireless operations in the Midwest from their date of acquisition and (3) our various disposed assets until the dates of disposition.


                                                                       Six Months
                                                                       Ended June
                                Year Ended December 31,                    30,
                          ---------------------------------------     -----------------
                           1996    1997    1998    1999    2000        2000       2001
                          ------  ------  ------  ------  -------     ------     ------
                             (in millions, except other operating data)
Statement of Operations
 Data:
Operating revenue:
Service revenues........  $4,816  $5,839  $6,178  $6,967  $13,000     $5,573     $7,798
Equipment and other.....     288     357     463     692    1,222        526        632
                          ------  ------  ------  ------  -------     ------     ------
Total operating
 revenue................   5,104   6,196   6,641   7,659   14,222      6,099      8,430
Operating costs and
 expenses:
Cost of service.........     557     937     880   1,392    2,037        919      1,090
Cost of equipment.......     555     684     678     935    2,023        785      1,130
Selling, general and
 administrative.........   2,246   2,632   2,732   2,851    5,866      2,570      3,324
Depreciation and
 amortization...........     697     840     959   1,105    2,897      1,201      1,807
                          ------  ------  ------  ------  -------     ------     ------
Total operating costs
 and expenses...........   4,055   5,093   5,249   6,283   12,823      5,475      7,351
                          ------  ------  ------  ------  -------     ------     ------
Operating income........   1,049   1,103   1,392   1,376    1,399        624      1,079
Other income (expenses):
Interest expense, net...     (45)    (90)   (129)   (164)    (507)      (224)      (324)
Minority interests......     (70)    (74)    (92)    (76)    (136)       (73)       (46)
Equity in income (loss)
 of unconsolidated
 entities...............      16     (20)    (19)     (2)      57         24        (10)
Other, net..............      18       2      16       4      864 (1)    845 (1)     (9)
                          ------  ------  ------  ------  -------     ------     ------
Income from continuing
 operations before
 provision for income
 taxes..................     968     921   1,168   1,138    1,677      1,196        690
Provision for income
 tax....................     198     184     262     206      149        127         28
                          ------  ------  ------  ------  -------     ------     ------
Income from continuing
 operations.............     770     737     906     932    1,528      1,069        662
Cumulative effect of a
 change in accounting
 principle..............     --      --      --      --       --         --          (4)
                          ------  ------  ------  ------  -------     ------     ------
Net Income..............  $  770  $  737  $  906  $  932  $ 1,528     $1,069     $  658
                          ======  ======  ======  ======  =======     ======     ======
Other Operating Data:
EBITDA (in millions)
 (2)....................     N/A  $1,943  $2,351  $2,481  $ 4,296     $1,825     $2,886
EBITDA margin (3).......     N/A    33.3%   38.1%   35.6%    33.0%      32.7%      37.0%
Subscribers (in
 millions)
 (end of period) (4)....     8.2     9.8    11.0    14.2     26.8       24.8       27.9
Subscriber churn (5)....    2.01%   1.97%   2.30%   2.50%    2.61%      2.55%      2.58%
Covered population (in
 millions)
 (end of period) (6)....     N/A     N/A     N/A     N/A      214        206        221
Average revenue per unit
 (7)....................  $56.68  $54.12  $49.86  $48.99  $ 47.55     $46.51     $47.79

                                                                       Six Months
                                  Year Ended December 31,            Ended June 30,
                          ------------------------------------------ ---------------
                           1996    1997     1998     1999     2000    2000    2001
                          ------- -------  -------  ------- -------- ------- -------
                                 (in millions, except other operating data)
Cash Flow Data(8):
Net cash provided by
 operating activities...      N/A $ 1,905  $ 2,341  $ 2,167 $  3,276 $ 1,523 $ 1,548
Net cash used in
 investing activities...      N/A   1,327    1,073    5,246    5,530   1,108   4,553
Net cash (used in)
 provided by financing
 activities.............      N/A    (586)  (1,249)   3,094    2,287      48   2,972
Capital expenditures....      N/A   1,305    1,258    1,537    4,908   1,372   2,462

Balance Sheet Data:
Property, plant and
 equipment, net.........  $ 5,217 $ 5,784  $ 6,073  $ 7,273 $ 12,772 $10,436 $14,450
Total assets............   10,085  11,041   10,800   15,627   55,495  53,151  58,767
Total debt..............    1,137   2,529    2,321    5,357   12,992  11,353  15,266
Minority interest in
 consolidated entities..      212     255      265      418      354     469     354
Partner's capital
 subject to redemption..      --      --       --       --    20,000  20,000  20,000
Total partners'
 capital................    7,150   5,984    6,126    7,340   16,475  15,689  17,932

--------

   The partnership's Statement of Operations and Balance Sheet Data for the six months ended June 30, 2000 has been restated. See notes to the partnership's unaudited financial statements included herein.




(1) Includes $848 million of gain-on-sale in connection with the disposition of certain southwestern U.S. properties.


(2) "EBITDA" is defined as operating income plus depreciation and amortization. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles, but because we believe it is a widely accepted indicator of our ability to incur and service debt and make capital expenditures. EBITDA does not give effect to cash used for debt service requirements and partnership distributions and thus does not reflect funds available for dividends, reinvestment or other discretionary uses. In addition, EBITDA as presented herein may not be comparable to similarly titled measures reported by other companies. EBITDA for the year ended December 31, 2000 and the six months ended June 30, 2000 and 2001 was reduced by $388 million, $192 million and $92 million of integration costs, respectively.


(3) EBITDA margin is defined as EBITDA divided by service revenues and is expressed as a percentage.


(4) All subscriber information, including the number of subscribers at any date, churn and revenue per subscriber, is presented for our voice and broadband data service and excludes paging subscribers and subscribers to General Motors' OnStar service, but includes customers who purchase service from resellers or our service.




(5) Subscriber churn is calculated as a percentage by determining the number of subscribers who cancel service during a period divided by the sum of the average number of subscribers per month in that period. We determine the average number of subscribers on a per-month basis using the number of subscribers at the beginning and end of each month.


(6) Covered population refers to the number of people residing in areas where we have licenses that can receive a signal from our cell sites. Information is not available for periods other than the year ended December 31, 2000 and the six months ended June 30, 2000 and 2001.


(7) Average revenue per unit is determined by dividing service revenues in each month within a period by the sum of the average number of subscribers per month in the period. Average revenue per unit includes revenue from paging services and OnStar, but does not include subscribers to those services.


(8) Information is not available for the year ended December 31, 1996.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Overview

  Verizon Wireless Inc. will become Cellco Partnership's managing general partner upon completion of the offering. The net proceeds of the offering will be used to acquire a partnership interest in the partnership. Through the partnership, we are the leading wireless communications provider in the United States in terms of the number of subscribers, network coverage, revenues and operating cash flow. We believe our leadership position within the wireless industry will allow us to take advantage of increasing penetration and usage trends within the United States in the coming years. See "Business--Industry Overview."


  Operating revenues. Our operating revenue consists of revenue from the provision of services and revenue from sales of equipment. Equipment revenue includes revenue from sales of handsets, pagers and accessories. Service revenues, which we record when services are provided, includes revenue from:

  . monthly access charges;

  . airtime usage;

  . long distance charges;

  . toll and data usage charges;

  . charges for features such as voice mail, short messaging services and caller ID;


  . gross roaming charges, or incollect fees, charged to our subscribers for usage outside our network;

  . gross roaming charges, or outcollect fees, charged to other wireless service providers whose subscribers use our network; and

  . paging service revenue.


  In recent years, we have experienced an increase in the net number of subscribers, which has increased our revenues. In addition, we have recently experienced an increase in average revenue per subscriber, or unit. This increase has been a result of our selling higher access regional digital plans and our SingleRate plans. However, prior to 2001, we experienced decreasing average revenue per unit due to the continued migration of high-usage analog customers to digital price plans, which have a higher monthly recurring access charge but include a larger bundle of included minutes. During this period, the increase in access fees was more than offset by the dilution of per-minute usage revenue from these high-usage customers. Although there was dilution over the short term as the subscriber base has migrated to digital service, we believe that digital subscribers have a higher average revenue per unit than analog customers overall, including lower-usage digital customers from whom we benefit from the higher monthly recurring access charges. In addition, by migrating customers to digital services, we can offer more services such as Web access, which has increased average revenue per unit in 2001, and we expect to continue to do so over time. Service revenues have also been negatively impacted by decreasing prices for incollect and outcollect fees and toll and long distance charges as a result of competition. We expect that trend to continue.


  We expect continued growth from wireless data as a result of the recent introduction of new applications for business and consumer use, including access to e-mail, personal information management data, Internet content, and the developing services for downloadable applications. Our historical results of operations do not include any material revenues from these wireless data services, but we expect revenues from wireless data services and applications to increase significantly over time.

  Operating Costs and Expenses. Our operating expenses consist of the following:

  . Cost of services: includes roaming charges billed to Verizon Wireless for our subscribers' usage outside of the Verizon Wireless network and direct telecom charges, which are costs to handle calls over our network, including landline charges, trunk lines and other costs to maintain our network;

  . Cost of equipment: includes costs of handsets, pagers and accessories, and the cost of shipping, warehousing and distributing these products. We subsidize the cost of handsets sold in our direct channels to reduce the up-front cost of our service and, as a result, equipment revenue is more than offset by the related cost of equipment, resulting in a net subsidy. In addition, we have actively focused on selling to new customers, and upgrading existing customers to, tri-mode handsets, which, although subsidized, result in higher service margins since they permit us to reduce roaming expenses. As we expand our direct distribution channels and continue to grow, the number of handsets that we sell will continue to increase, which will result in higher cost of equipment. We believe that, as one of the largest purchasers of handsets in the United States, we will be able to purchase handsets at attractive rates;


  . Selling, general and administrative expenses: includes all operating expense not included in the other operating expense categories, including commissions; and


  . Depreciation and amortization: includes depreciation of network and other fixed assets and amortization of all intangibles.


  Verizon Wireless was formed as a combination of four well-recognized wireless franchises in the U.S. market: Bell Atlantic Mobile, AirTouch, GTE Wireless and PrimeCo. We believe the formation of Verizon Wireless and the resulting combination of these four businesses has generated significant synergies and that we will continue to realize additional savings as the system conversions and best practices continue to be implemented over the next two years. We expect to continue to spend significant amounts on integration activities, and we cannot assure you that we will be able to realize those savings.


  We must maintain a low cost structure in order to respond to increasing competitive pressures in the wireless industry. We believe that our leading position in terms of subscribers provides us with a competitive advantage because we can spread our fixed costs over a larger subscriber base, resulting in higher operating margins. We also believe that our leading position enables us to negotiate favorable roaming and handset and equipment purchase arrangements. In addition, as our network coverage increases and our customers' use of tri-mode handsets increases, we believe that our roaming expenses as a percentage of revenue will decline as we reduce the amount of roaming services needed to provide nationwide coverage to our subscribers.

  The expense of adding new subscribers is one of the most significant cost elements in the wireless industry. Therefore, satisfying and retaining existing customers is critical to the financial performance of wireless operators. Some of the companies from which we were formed had different levels of customer care and satisfaction and churn records, but we are working to ensure that we apply the best practices inherited from the four businesses across all of our markets. We expect to incur significant expenses related to customer retention and satisfaction.

  In addition to the transactions described below under "--Presentation of Financial Information," you should note that several recent developments will affect our results of operations:

  . Until 1999, we owned most of the towers that we used for our services and recorded cost of service expense for maintenance and depreciation expense. We entered into sale/leaseback or other monetization transactions for many of our towers in 1999 and 2000, and our rent, lease and site maintenance expenses will increase to reflect our payments for use of those towers. Our principal stockholders received the proceeds from these transactions.

  . Our principal stockholders have the right to require us to enter into additional monetization transactions for our towers, other than towers in our former PrimeCo and acquired ALLTEL markets, prior to April 3, 2001, and we have already entered into transactions for some of these towers. These stockholders received the proceeds of these transactions, but we are required to pay the resulting rent, lease and site maintenance expenses.






  . We have incurred an additional $1.8 billion in debt from Verizon
    Communications in 2001 to pay the deposit for the 2001 FCC auction. The FCC is not required to pay interest on the deposit. As a result of that debt, as well as any additional debt incurred to pay the purchase price of the remaining licenses that we may acquire in the auction, our cash interest expense will increase.




  We do not expect the September 11, 2001 terrorist attacks on New York and Washington or the consequences of those attacks, including any resulting economic downturn, to have a material adverse effect on our results of operations, although we cannot provide any assurances. We do not believe that our industry is likely to be more affected by an economic downturn than most. However, because of the relatively short period of time that wireless communications services have been available, our industry has not operated through a period of prolonged downturn, and we can therefore provide no assurances as to the impact that a prolonged downturn would have on our results of operations.





Presentation of Financial Information

  Verizon Wireless Inc. is a holding company formed in connection with the offering. Prior to the offering, we had no assets and conducted no operations. We will use the net proceeds of the offering to acquire interests in the partnership immediately upon receipt, and we will become the partnership's managing general partner. After the offering, we will have no material asset
other than  % of the partnership interests in the partnership, or   % if the
underwriters' over-allotment option is exercised in full, and our sole business will be to act as the managing general partner of the partnership. We will be reimbursed for our expenses by the partnership but will not receive any management fee.


  We will consolidate the partnership's results in our financial statements as a result of our control of the partnership as managing general partner, subject to various protective rights over significant decisions held by other partners. Our acquisition of partnership interests will be treated as a reorganization of entities under common control in a manner similar to a pooling of interests. Accordingly, the net assets of the partnership will be reported in our consolidated financial statements at their historical cost as reflected on the partnership's financial statements.

  Verizon Communications and Vodafone will own approximately   % and   % of the
interests in the partnership, or   % and   % if the underwriters' over-
allotment option is exercised in full, respectively. Distributions from the partnership will generally be made pro rata in accordance with the percentage ownership interests of the partners. We will record a minority interest to reflect Verizon Communications' and Vodafone's interests in the partnership, which will be based on the net book equity of the partnership multiplied by their ownership percentage.


  Because we have no historical results of operations, we have presented the historical results of operations of the partnership. The partnership's financial information includes results of operations for Bell Atlantic Mobile and GTE Wireless retroactively restated for all periods on a consolidated basis, and also includes financial information for the following entities from their date of acquisition:

  . Vodafone's U.S. wireless operations, beginning April 3, 2000;

  . PrimeCo's wireless operations, which, prior to April 3, 2000, were reflected as an equity investment in the partnership's results of operations as a result of Verizon Communications'

   50% of PrimeCo's wireless operations and, beginning on April 3, 2000, were consolidated as a result of Vodafone's contribution of the remaining 50% to the partnership;


  . Ameritech's wireless operations in Chicago, St. Louis and rural Illinois, which were acquired by GTE Wireless on October 8, 1999;

  . Upstate Cellular Network's operations in upstate New York, which, prior to December 1, 1999, were reflected as an equity investment in the partnership's results of operations as a result of its 50% ownership of Upstate Cellular Network's wireless operations and, beginning on December 1, 1999, were consolidated as a result of the partnership's acquisition of the remaining 50% interest;

  . ALLTEL operations in Iowa and Nevada that were acquired by the partnership on April 1, 2000 in connection with the disposal by the partnership of operations in Arizona, New Mexico and Texas; and


  . ALLTEL operations in Illinois, Indiana and Pennsylvania and its minority interest in several of our New Jersey and New York properties that were acquired on June 29, 2000, in connection with the disposal of GTE Wireless operations in Ohio, Florida and Alabama.


Each of those acquisitions was accounted for under the purchase method of accounting, and the dispositions were recorded as sales. The partnership did not receive any cash proceeds of these sales.


  In addition, the financial information:

  . includes results of operations for various properties that have been sold in connection with the partnership's formation; and


  . gives effect to the partnership's assumption and/or retention of $9.5 billion in debt, including $5.5 billion from Verizon Communications and $4.0 billion from Vodafone, in April and July 2000, which we intend to keep outstanding, or refinanced by debt that will remain outstanding, until at least April 2002, in the case of debt assumed from Verizon Communications, and April 2005, in the case of debt assumed from Vodafone.




  As a result of these significant acquisitions and dispositions, a comparison of the partnership's results of operations in different periods may not be meaningful. We have prepared pro forma financial information that gives effect to the formation of Verizon Wireless Inc., the offering, our acquisition of partnership interests and entry into the partnership as the managing general partner, as well as those significant acquisitions and dispositions, as if each occurred as of January 1, 2000.


  We have restated our financial statements on a retroactive basis to include the results of operations for the partnership and GTE Wireless on a consolidated basis as a result of the merger of Bell Atlantic and GTE, which closed on June 30, 2000 and was accounted for as a pooling of interest business combination. The partnership and Verizon Communications believe that the merger will continue to comply with pooling requirements through June 30, 2002.




  Verizon Wireless Inc. is a corporation that will be a taxpayer and will record tax expense to reflect our corporate tax obligations on our share of the partnership's income. The partnership is not a taxpayer, but it has corporate subsidiaries that are taxable entities. Our tax provision will include the tax provisions of both Verizon Wireless Inc. and a proportional share of the provision for taxes of these corporate subsidiaries. Our pro forma effective tax rates differ from the statutory rate of 35% due primarily to state taxes and the non-deductibility for tax purposes of goodwill amortization of the underlying taxable corporate entities. The effect of this non-deductibility of goodwill amortization will decline to the extent our book income increases.

Results of Operations





 Verizon Wireless Inc. Pro Forma Six Months Ended June 30, 2001 Compared to Pro Forma Six Months Ended June 30, 2000


Subscribers


  As of June 30, 2001, we had approximately 27.9 million controlled subscribers, an increase of 12.5% compared to pro forma June 30, 2000.


Operating revenue


  Total operating revenue for the six months ended June 30, 2001 was $8,430 million, an increase of $1,161 million, or 16.0%, compared to the pro forma six months ended June 30, 2000.


  Service revenues. Service revenues for the six months ended June 30, 2001 were $7,798 million, an increase of $1,157 million, or 17.4%, compared to the pro forma six months ended June 30, 2000. Service revenues increased primarily due to an increase in the number of average subscribers.


  Average revenue per unit for the six months ended June 30, 2001 was $47.79, an increase of $1.60, or 3.46%, compared to the pro forma six months ended June 30, 2000. The increase is due to the increased sales of our national SingleRate plans which yield higher access charges and the continued migration of analog subscribers to digital price plans, which have higher monthly recurring access charges.


  Equipment and other revenue. Equipment and other revenue for the six months ended June 30, 2001 was $632 million, an increase of $4 million, or 0.6%, compared to the pro forma six months ended June 30, 2000. The increase is primarily attributed to the increase in gross subscriber additions. However, that increase was offset by a decline in the retail price of handsets.


Operating costs and expenses


  Cost of service. Cost of service for the six months ended June 30, 2001 was $1,090 million, an increase of $130 million, or 13.5%, compared to the pro forma six months ended June 30, 2000. The increase was primarily due to the increase in off-network roaming traffic generated from nationwide roaming price plans such as our SingleRate plans. This increase in minutes was partially offset by lower roaming rates that we negotiated with other wireless carriers. We further decreased roaming charges by aggressively migrating our high-usage digital and analog customers to a tri-mode handset pre-programmed to select either our network or a preferred roaming partner's network, regardless of whether our network in that area is analog, digital cellular or PCS.


  Direct telecom cost increased in the six months ended June 30, 2001 compared to the pro forma six months ended June 30, 2000 due to the increase in minutes on the network from both customer growth and an increasing percentage of digital subscribers, who tend to have higher usage rates.


  Cost of equipment. Cost of equipment for the six months ended June 30, 2001 was $1,130 million, an increase of $254 million, or 29.0%, compared to the pro forma six months ended June 30, 2000. The increase is primarily due to an increase in gross subscriber additions for the six months ended June 30, 2001 compared to the pro forma six months ended June 30, 2000.


  Selling, general and administrative expenses. Selling, general and administrative expenses for the six months ended June 30, 2001 were $3,324 million, an increase of $207 million, or 6.6%, compared to the pro forma six months ended June 30, 2000. The increase is primarily due to annual merit increases to our workforce which were offset by synergy savings we realized through staff consolidations, systems conversions and implementing best practices across our footprint.

  Depreciation and amortization. Depreciation and amortization for the six months ended June 30, 2001 was $1,807 million, an increase of $146 million, or 8.8%, compared to the pro forma six months ended June 30, 2000. The increase is attributable to our continued network build-out program offset by older analog assets being fully depreciated.


Interest expense, net


  Interest expense, net, for the six months ended June 30, 2001 was $324 million, an increase of $44 million, or 15.7%, compared to the pro forma six months ended June 30, 2000. The increase was due to higher average debt outstanding related to borrowings from Verizon Communications to finance the deposit for the 2001 FCC auction, capital expenditures and various acquisitions. See "--Liquidity and Capital Resources."


Minority interest expense


  In connection with the offering, Verizon Wireless Inc. will become the managing general partner of the partnership and consolidate its results of operations. However, Verizon Communications and Vodafone will continue to own partnerships interests, which we will account for as minority interest expense. The minority interest expense for the pro forma six months ended June 30, 2001
was $    million, a decrease of $    million or  %, compared to the pro forma
six months ended June 30, 2000.


Provision benefit for income taxes


  Verizon Wireless Inc. is a corporation that will be a taxpayer and will record tax expense to reflect our corporate tax obligations on our share of the partnership's income. The partnership is not a taxpayer, but it has corporate subsidiaries that are taxable entities. The tax provision includes the tax provisions of both Verizon Wireless Inc. and a proportional share of the provision for taxes of these corporate subsidiaries. The tax provision for the
pro forma six months ended June 30, 2001 was $    million, an increase of $
million, or  % compared to the pro forma six months ended June 30, 2000.


 Cellco Partnership Six Months Ended June 30, 2001 Compared to Six Months Ended June 30, 2000




Subscribers


  As of June 30, 2001, we had approximately 27.9 million controlled subscribers, an increase of 12.5% compared to June 30, 2000.


Operating revenue


  Total operating revenue for the six-month period ended June 30, 2001 was $8,430 million, an increase of $2,331 million, or 38.2%, compared to the six-month period ended June 30, 2000.


  Service revenues. Service revenues for the six-month period ended June 30, 2001 were $7,798 million, an increase of $2,225 million, or 39.9%, compared to the six-month period ended June 30, 2000. Excluding the acquisitions and dispositions described above, service revenues for the six-month period ended June 30, 2001 increased 11.3% compared to the six-month period ended June 30, 2000. These increases were primarily attributed to an increase in the number of average subscribers.


  Average revenue per unit for the six-month period ended June 30, 2001 was $47.79, an increase of $1.28, or 2.8%, compared to the six-month period ended June 30, 2000. Excluding the acquisitions and dispositions described above, average revenue per unit for the six-month period ended June 30, 2001 was $46.98, an increase of $0.47, or 1.0%, compared to the six-month period ended June 30, 2000.

The increase is due to the migration of high-usage analog subscribers to digital price plans that have a higher monthly recurring access charge.


  Equipment and other revenue. Equipment and other revenue for the six-month period ended June 30, 2001 was $632 million, an increase of $106 million, or 20.2%, compared to the six-month period ended June 30, 2000. Excluding the acquisitions and dispositions described above, equipment revenues decreased 4.4% for the six-month period ended June 30, 2001 compared to the six-month period ended June 30, 2000. This decrease is primarily due to a decline in the retail price of handsets which was offset by an increase in gross additions.


Operating costs and expenses


  Cost of service. Cost of service for the six-month period ended June 30, 2001 was $1,090 million, an increase of $171 million, or 18.6%, compared to the six-month period ended June 30, 2000. Excluding the acquisitions and dispositions described above, cost of service decreased 7.1% for the six-month period ended June 30, 2001 compared to the six-month ended June 30, 2000. The decrease is due primarily to reduced intercarrier roaming rates due to the aggressive migration of our high-usage analog customers to a tri-mode handset pre-programmed to select either our network or a preferred roaming partner's network, regardless of whether our network in that area is analog, digital cellular or PCS. We further decreased roaming charges by renegotiating lower rates with other wireless carriers.


  Direct telecom charges increased due to a significant increase in minutes of usage for the six-month period ended June 30, 2001 as compared to the six-month period ended June 30, 2000. The increase was partially offset by a decrease in the rates charged by the local exchange carriers.


  Cost of equipment. Cost of equipment for the six-month period ended June 30, 2001 was $1,130 million, an increase of $345 million, or 43.9%, compared to the six-month period ended June 30, 2000. Excluding the acquisitions and dispositions described above, cost of equipment increased 10.1% for the six-month period ended June 30, 2001 compared to six-month period ended June 30, 2000. The increase is primarily due to an increase in gross subscriber additions for the six-month period ended June 30, 2001 compared to the six-month period ended June 30, 2000. Net aggregate equipment subsidies, which reflects the difference between what we charge subscribers for handsets versus what our suppliers charge us for the same handsets, increased 22.6% for the six months ended June 30, 2001 compared to 2000. The increase is primarily due to the increase in the percentage of digital handsets sold versus the number of analog handsets sold for the six months ended June 30, 2001 compared to 2000. Although the cost of a digital handset continues to decline, the number of digital handsets sold increased.


  Selling, general and administrative expenses. Selling, general and administrative expenses for the six-month period ended June 30, 2001 were $3,324 million, an increase of $754 million, or 29.3%, compared to the six-month period ended June 30, 2000. Excluding the acquisitions and dispositions described above, selling, general and administrative expenses decreased 1.0% for the six-month period ended June 30, 2001 compared to the six-month period ended June 30, 2000. The decrease was due primarily to synergy savings resulting from system conversions and the integration of customer support staffs, information and other systems and network infrastructure.


  Depreciation and amortization. Depreciation and amortization for the six-month period ended June 30, 2001 was $1,807 million, an increase of $606 million, or 50.5%, compared to the six-month period ended June 30, 2000. Excluding the acquisitions and dispositions described above, depreciation and amortization increased 0.6% for the six-month period ended June 30, 2001 compared to the six-month period ended June 30, 2000. This increase is due to our continued build-out program offset by analog network equipment that is now becoming fully depreciated in 2001. We expect this trend to continue.

Other, net


  Other, net for the six month period ended June 30, 2000 includes the one-time gain of approximately $848 million in conjunction with the disposal of some Southwestern markets in connection with the formation of Verizon Wireless.


Interest expense, net


  Interest expense, net, for the six-month period ended June 30, 2001 was $324 million, an increase of $100 million, or 44.6%. The increase was due to higher average debt outstanding related to borrowings from Verizon Communications to finance the deposit for the 2001 FCC auction and the assumption of debt from Vodafone of approximately $4 billion.


Provision for income taxes


  As a general matter, the partnership is not subject to federal or state tax on income generated from markets it owns through partnership entities. However, the partnership owns some of its markets through corporate entities which are required to provide both federal and state tax on their income. The tax provision for the six-month period ended June 30, 2001 was $28 million, a decrease of $99 million, or 78.0%, compared to the six-month period ended June 30, 2000. The effective tax rates were 4.1% and 10.6% for the six-month period ended June 30, 2001 and for the six-month period ended June 30, 2000, respectively, compared to a federal statutory rate of 35.0%. The decrease in the effective tax rate for the six-month period ended June 30, 2001 compared to the six-month period ended June 30, 2000 directly relates to (1) the change in tax status of several GTE Wireless entities from taxable to non-taxable immediately prior to the merger of Bell Atlantic and GTE, which was accounted for as a pooling of interests, and (2) the tax benefit of an allocation of interest expense related to the last nine months of 2000 from the partnership to taxable entities.








 Cellco Partnership 2000 Compared to 1999




 Subscribers


  As of December 31, 2000, we had approximately 26.8 million controlled subscribers, an increase of 88.7% compared to December 31, 1999.


 Operating revenue


  Total operating revenue for 2000 was $14,222 million, an increase of $6,563 million, or 85.7%, compared to 1999.


  Service revenues. Service revenues for the year ended December 31, 2000 were $13,000 million, an increase of $6,033 million, or 86.6%, compared to 1999. Excluding the acquisitions and dispositions described above, service revenues for 2000 increased 6.0% compared to 1999. These increases were primarily attributable to an increase in the number of average subscribers offset by a decrease in average revenue per unit.


  Average revenue per unit for the year ended December 31, 2000 was $47.55, a decrease of $1.44, or 2.9%, compared to 1999. Excluding acquisitions and dispositions described above, average revenue per unit for the year ended December 31, 2000 was $48.43, a decrease of $0.56, or 1.1%, compared to 1999. The decrease is due to the migration of high-usage analog subscribers to digital price plans that have a higher monthly recurring access charge but include a larger bundle of included minutes. The increase in access fees was more than offset by the dilution of per-minute usage revenue.


  Equipment revenue. Equipment revenue for the year ended December 31, 2000 was $1,222 million, an increase of $530 million, or 76.6%, compared to 1999. Excluding the acquisitions and dispositions described above, equipment revenues increased 15.9% for the year ended December 31, 2000 compared to 1999. The increase was primarily due to an increase in gross subscriber additions for the year ended December 31, 2000 compared to 1999 and continued equipment upgrades as a result of migration of subscribers from analog to digital service.


 Operating costs and expenses


  Cost of service. Cost of service for the year ended December 31, 2000 was $2,037 million, an increase of $645 million, or 46.3%, compared to 1999. Excluding the acquisitions and dispositions described above, cost of service decreased 18.1% for the year ended December 31, 2000 compared to 1999. The decrease is due primarily to lower roaming costs as a result of the aggressive migration of our high-usage analog customers to a tri-mode handset pre-programmed to select either our network or a preferred roaming partner's network, regardless of whether our network in that area is analog, digital cellular or PCS. We further decreased roaming charges by renegotiating lower rates with other wireless carriers.




  Direct telecom costs increased due to significant increase in minutes of use for the year ended December 31, 2000 as compared to 1999. The increase was partially offset by a decrease in the rates charged by the local exchange carriers.


  Cost of equipment. Cost of equipment for year ended December 31, 2000 was $2,023 million, an increase of $1,088 million, or 116.4%, compared to 1999. Excluding the acquisitions and dispositions described above, cost of equipment increased 36.5% for the year ended December 31, 2000 compared to 1999. The increase is primarily due to an increase in gross subscriber additions for the year ended December 31, 2000 compared to 1999. Net aggregate equipment subsidies, which reflects the difference between what we charge subscribers for handsets versus what our suppliers charge us for the same handsets, increased 95% for the year ended December 31, 2000 compared to 1999. The increase is primarily due to the increase in the percentage of digital handsets sold versus the number of analog handsets sold for the year ended December 31, 2000 compared to 1999. Although the cost of a digital handset continues to decline, the number of digital handsets sold increased.


  Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2000 were $5,866 million, an increase of $3,015 million, or 105.8%, compared to 1999. Excluding the acquisitions and dispositions described above, selling, general and administrative expenses increased 16.6% for the year ended December 31, 2000 compared to 1999. The increase was due primarily to the $177 million advertising campaign associated with the launch of the new Verizon Wireless brand, which was established in April 2000. In addition, we incurred a one-time charge related to our long-term incentive plan of approximately $38 million, severance costs of approximately $54 million and systems integration and other merger-integration related costs of approximately $70 million. The remaining increase is primarily due to increased selling expenses associated with the increase in gross subscriber additions for the year ended December 31, 2000 compared to 1999.


  Although gross selling, general and administrative expenses increased, the cost per gross subscriber addition decreased by $12, or 7%, for the year ended December 31, 2000 compared to 1999. The decrease is primarily due to our emphasis on direct distribution through company-owned stores.


  Depreciation and amortization. Depreciation and amortization for the year ended December 31, 2000 was $2,897 million, an increase of $1,792 million, or 162.2%, compared to 1999. Excluding the acquisitions and dispositions described above, depreciation and amortization increased 62% for the year ended December 31, 2000 compared to 1999. This increase is primarily the result of the aggressive build-out of our digital network.

 Other, net


  Other, net includes the one-time gain of approximately $848 million in conjunction with the disposal of overlapping Southwestern U.S. properties in connection with the formation of Verizon Wireless.


 Interest expense, net


  Interest expense, net, for the year ended December 31, 2000 was $507 million, an increase of $343 million, or 209.1%, compared to 1999. The increase was due to higher average debt outstanding related to borrowings from Verizon Communications to finance capital expenditures and various acquisitions and the assumption of debt from Vodafone of approximately $4 billion in April 2000.


 Provision for income taxes


  As a general matter, the partnership is not subject to federal or state tax on income generated from markets it owns through partnership entities. However, the partnership owns certain of its markets through corporate entities which are required to provide both federal and state tax on their income. The tax provision for the year ended December 31, 2000 was $149 million, a decrease of $57 million, or 27.7%, compared to 1999. The effective tax rates were 8.9% and 18.1% for the year ended December 31, 2000 and 1999, respectively, compared to a federal statutory rate of 35%. The decrease in the effective tax rate for the year ended December 31, 2000 compared to 1999 directly relates to the change in tax status of several GTE Wireless entities from taxable to non-taxable immediately prior to the merger of Bell Atlantic and GTE, which was accounted for as a pooling of interests.






 Cellco Partnership 1999 Compared to 1998


 Subscribers

  As of December 31, 1999, we had approximately 14.2 million subscribers, an increase of 29.1% compared to the prior year.


 Operating revenue

  Total operating revenue for 1999 was $7,659 million, an increase of $1,018 million, or 15.3%, compared to 1998.

  Service revenues. Service revenues for the year ended December 31, 1999 were $6,967 million, an increase of $789 million, or 12.8%, compared to 1998. Excluding the acquired Ameritech markets, service revenues increased 9.8% compared to 1998. The increase in service revenues was primarily the result of an increase in the number of average subscribers.

  Average revenue per unit for the year ended December 31, 1999 was $48.99, a decrease of $0.87, or 1.7%, compared to 1998. Excluding the Ameritech markets, which had a dilutive effect of $0.48, or 1.0%, average revenue per unit for the year ended December 31, 1999 was $49.47. Average revenue per unit was impacted by the migration of analog subscribers to digital service with new price plans during 1999. Although the digital price plans have higher monthly recurring access charges, usage fees per minute declined between $0.03 to $0.07, depending on the market.


  Equipment revenue. Equipment revenue for the year ended December 31, 1999 was $692 million, an increase of $229 million, or 49.5%, compared to 1998. This increase is primarily due to a 27.3% increase in gross subscriber additions in 1999 compared to 1998 and higher sales of digital handsets.

 Operating Costs and Expenses

  Cost of service. Cost of service for the year ended December 31, 1999 was $1,392 million, an increase of $512 million, or 58.2%, compared to 1998. The increase was primarily due to the increase in off-network roaming traffic generated from our SingleRate and America's Choice nationwide roaming price plans. Off network roaming minutes of use increased by 90% for the year ended December 31, 1999 compared to 1998.


  Direct telecom charges increased due to an increase of approximately 24.6% in minutes of use generated by customers, primarily on digital price plans, as compared to 1998. This increase was partially offset by a decrease in the per minute rates charged by the local exchange carriers.


  Cost of equipment. Cost of equipment for the year ended December 31, 1999 was $935 million, an increase of $257 million, or 37.9%, compared to 1998. The increase is primarily due to an increase in gross subscriber additions in 1999 compared to 1998. The aggregate equipment subsidy margin improved by 11% in 1999 compared to 1998. The decrease in the equipment subsidy margin is primarily due to the reduction in per unit handset costs of 26.4% in 1999 compared to 1998 and the increase in margin on accessory sales sold through company-owned stores, which offer a wide range of handsets, accessories and services to our customers and other wireless customers at competitive prices. Accessory sales increased by approximately $23.8 million, or 23.8%, in 1999 compared to 1998.

  Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 1999 were $2,851 million, an increase of $119 million, or 4.4%, compared to 1998. The increase was due primarily to higher marketing costs associated with national price plans and higher selling costs associated with the increase in gross subscriber additions in 1999 compared to 1998. Total selling and advertising expenses increased by 34.9% for the year ended December 31, 1999 compared to 1998. In addition, there was a 63% increase in salary and wage expense due to the addition of new personnel and a one-time charge of $14 million to eliminate a product line.



  Depreciation and amortization. Depreciation and amortization for the year ended December 31, 1999 was $1,105 million, an increase of $146 million, or 15.2%, as compared to 1998. This increase was partially due to the acquisition of certain Ameritech markets in October 1999, which generated approximately $42 million of amortization related to intangible assets. The remaining increase was attributed to the aggressive build-out of our digital network.

 Interest expense, net

  Interest expense, net, for the year ended December 31, 1999 was $164 million, an increase of $35 million, or 27.1% as compared to 1998. The increase was due to higher average debt outstanding due to the acquisition of certain Ameritech wireless markets that was financed through intercompany loans. Interest was charged at various rates depending on whether the debt was long-term or short-term. The range of interest rates charged for the year ended December 31, 1999 was between 4.94% and 9.90%, and the range of interest rates charged for the year ended December 31, 1998 was between 5.46% and 9.90%.


 Provision for income taxes

  As a general matter, the partnership is not subject to federal or state tax on income generated from markets it owns through partnership entities. However, the partnership owns some of its markets through corporate entities which are required to provide both federal and state tax on their income. The tax provision for the year ended December 31, 1999 was $206 million, a decrease of $56 million, or 21.4%, compared to 1998. The effective tax rates for the years ended December 31, 1999 and 1998 were 18.1% and 22.4%, respectively, compared to a federal statutory rate of 35.0%. The decrease in 1999 compared to 1998 directly relates to the decrease in income before income taxes in certain corporate subsidiaries of the partnership.



Liquidity and Capital Resources

 Verizon Wireless Inc.


  Verizon Wireless Inc. is a holding company, the only material asset of which will be its equity in the partnership. As the managing general partner of the partnership, Verizon Wireless Inc. will incur expenses related to managing the partnership. The partnership will reimburse Verizon Wireless Inc. for these expenses at cost. Verizon Wireless Inc. will have no source of revenues or cash flow other than distributions it receives from the partnership. Verizon Wireless Inc. will incur income taxes on its share of the partnership's net taxable income. Following the offering, the partnership will be required, however, to distribute cash to its partners on a pro rata basis in amounts sufficient to enable us to pay our tax liabilities on our share of the partnership's taxable income.


 Cellco Partnership


  We expect the partnership will have significant cash needs over the next several years, as described below. The partnership has significant short-term obligations and will need additional financing to fund these obligations for which it currently has no commitments.


 Spectrum License Acquisitions


  The partnership bid approximately $8.8 billion to purchase the licenses for which it was the winning bidder in the 2001 FCC auction. The partnership has already paid the FCC approximately $1.8 billion as a deposit, which will be returned without interest if the licenses are not granted.


 Capital Expenditures


  We currently estimate that the partnership's capital expenditures, including capital expenditures for the build-out and upgrade of its network, including build-out related to the spectrum licenses described above, but excluding acquisitions of other wireless service providers, will total approximately $4.6 billion in 2001, of which $2.5 billion had been spent as of June 30, 2001. We expect the partnership to incur substantial capital expenditures after 2001 as well. The partnership has committed to purchase $5.0 billion of equipment from Lucent before January 2004 with a minimum annual purchase threshold of $1.5 billion in each of 2001 and 2002. In addition to these amounts, the partnership will also require substantial additional capital for, among other uses, acquisitions of spectrum licenses and wireless service providers, additional system development and network capacity expansion if wireless data services grow at a faster rate than we anticipate. Expansion of the partnership network will continue to require large outlays of funds to address the following factors:


  . network usage for existing wireless customers is accelerating as we increase customer value;


  . customer demand for new services is expected to increase substantially;

  . strong wireless subscriber growth; and

  . additional capacity is necessary to support wireless data services.

  Continued growth in the subscriber base will also require large outlays of capital for marketing and distribution. Furthermore, additional spectrum may be required to meet the growing demand for and usage of existing and new wireless products. See "Risk Factors--Risks Related to Our Business--We may not be able to obtain the additional licensed radio frequency spectrum that we require, which would result in degradation of the quality of our existing service and a reduction in our ability to provide new services." The partnership will also require capital to fund ongoing development efforts designed to expand its network by acquiring additional wireless properties.

 Distributions

  In February 2001, the partnership made a $691 million distribution to its partners but has not made any subsequent distributions. The partnership does not anticipate making additional non tax-related distributions prior to the closing of the offering since the payment of additional distributions is limited by the leverage ratio stipulated in the partnership agreement. However, prior to the offering, the partnership is expected to make a tax-related
distribution of approximately $   million to Verizon Communications and
Vodafone to cover taxes on their respective shares of the partnership's taxable income for the period from January 1, 2001 through the completion of this offering. Following the offering, the partnership will be required to make distributions to its partners to pay taxes and, through July 2005, additional distributions semiannually in February and August of $600.0 million less tax-related distributions for the period.


  We intend to reinvest our portion of the distributions in the partnership, except for the amounts necessary to pay taxes. Although the other partners are permitted to reinvest their non tax-related distributions, they are not obligated to do so, and we cannot assure you that they will do so. See "Certain Relationships and Related Party Transactions--Partnership Agreement-- Distributions."


 Vodafone Put Rights

  Vodafone can exercise a right to require the partnership to acquire up to $20 billion worth of its partnership interests for cash or to assume debt in lieu of a portion thereof, with up to $10.0 billion being required during July 2003 or July 2004 and the remainder during July 2005, July 2006 or July 2007. Verizon Communications has the right to purchase a portion of this interest instead of the partnership, but it may exercise the right at its sole discretion. We will need to obtain financing if the partnership is required to repurchase those interests. See "Certain Relationships and Related Party Transactions--Investment Agreement."


 Debt Service

  As of June 30, 2001, the partnership had approximately $15.3 billion of indebtedness and capitalized leases. We will repay a portion of that amount with proceeds of the offering. Pro forma gross interest expense for the year ended December 31, 2000 was $655 million. Future interest payments may vary from our pro forma historical results due to changes in outstanding debt levels, the partnership's or Verizon Communications' credit ratings and changes in market conditions. See "--Qualitative and Quantitative Disclosures about Market Risks."


  The partnership's principal debt obligations consist of $5.1 billion of debt outstanding under a credit facility with The Chase Manhattan Bank, Citibank, N.A. and other financial institutions that the partnership assumed from a subsidiary of Vodafone ($4.0 billion of which was outstanding when the partnership assumed it from Vodafone) and $10.1 billion of debt borrowed from Verizon Communications and its affiliates.




  The third party credit facility includes a $4.7 billion credit facility and a $386 million term loan facility. Borrowings under the credit facility bear interest, at the partnership's option, at a rate equal to (1) the London Interbank Offered Rate, or LIBOR, plus 0.32%, (2) the prime rate or (3) a rate determined by competitive bidding. On April 2, 2001, the credit facility was extended through April 2, 2002. Borrowings under the credit facility amounted to $4.7 billion at June 30, 2001. Borrowings under the term loan facility amounted to $386 million at June 30, 2001 and bear interest at a rate equal to LIBOR plus 0.32%. The partnership must repay all borrowings under the term loan facility in June 2002.

  The credit facility contains customary events of default and customary covenants, including:

  . limits on subsidiary indebtedness;

  . a negative pledge;

  . limits on sale/leaseback transactions; and

  . a leverage ratio requiring that the partnership's consolidated indebtedness be no greater than 3.75 times its EBITDA, as defined in the credit facility, for the most recent four quarters. Debt borrowed from Verizon Communications to fund the acquisition of licenses in the 2001 FCC auction does not count towards the leverage ratio provided that it is subordinated to debt under the credit facility.


  Borrowings from Verizon Communications include demand loans and term notes. Demand loan balances fluctuate based upon the partnership's working capital and other funding requirements. At June 30, 2001, demand loan borrowings totaled $7.6 billion. Interest on the demand loans is generally based on a blended interest rate calculated by Verizon Communications using actual fixed rates and variable rates paid on borrowings by Verizon Communications to fund the partnership and other entities affiliated with Verizon Communications. As of June 30, 2001, the weighted average interest rate on demand loans was 5.47%.


  Term borrowings from Verizon Communications amounted to $2.4 billion at June 30, 2001. Interest on the term notes is generally based on the same blended rate as for the demand loans. The term borrowings are due in 2009, although the partnership must make quarterly prepayments to the extent that its former Ameritech markets generate excess cash flow, as defined in the term notes. The term notes contain limited, customary covenants and events of default.


  The partnership intends to refinance outstanding amounts under the credit facility after the offering with term loans, subject to market conditions.


  The partnership may incur significant additional indebtedness in the next several years to help fund its cash needs. Debt service will increase as the amount of debt increases.


 Sources of Funds

  The partnership has funded its operations and prior acquisitions utilizing internally generated funds, intercompany and external borrowings and from capital contributions. We will rely on a combination of internally generated, intercompany and external funds to fund its continued expansion, distributions and debt service needs. Sources of future intercompany and external financing requirements may include the issuance of additional common stock and a combination of debt financing provided through intercompany debt facilities with Verizon Communications, borrowings from banks or debt issued in private placements or in the public markets.


  We will need to obtain additional financing to pay the purchase price for the remaining licenses to be acquired in the 2001 FCC auction, assuming the licenses are granted, and we expect to refinance our outstanding debt when due with proceeds of the offering and new debt financings, including debt financing provided by Verizon Communications. Verizon Communications has no commitment to provide any financing to pay for the licenses or to refinance our debt, and we have no commitments from third parties. We believe that internally generated funds will be sufficient to fund capital expenditures (other than acquisitions), distributions and interest payments on our debt in the near term, but we may need to secure additional financing for acquisitions of additional spectrum licenses and wireless providers and any exercise of Vodafone's put rights.

  Many wireless providers have been able to secure financing by entering into sale/leaseback transactions for their towers. However, we have agreed with our principal stockholders that the proceeds of any sale/leaseback or other monetization transactions entered into prior to April 3, 2001 for towers contributed by them, other than towers in our former PrimeCo markets and other markets the partnership acquired from third parties after April 2000, will belong to those principal stockholders, subject to specified exceptions. We have also agreed that, if we decide to monetize any towers located in former Vodafone markets at any time in the future, all of the net proceeds will be distributed to Vodafone and Verizon Communications. The partnership is required to pay minimum monthly lease payments of $9 million for ten years. See "Certain Relationships and Related Party Transactions--Tower Arrangements."


  We cannot assure you that we will be able to obtain all necessary financing to support our operations and other cash needs. See "Risk Factors--Risks Related to Our Business."




 Historical--Cellco Partnership


  Net cash provided by operating activities was $1,548 million, $3,276 million, $2,167 million and $2,341 million for the six months ended June 30, 2001 and the years ended 2000, 1999 and 1998, respectively. Net cash provided by (used in) financing activities was $2,972 million, $2,287 million, $3,094 million and $(1,249) million for the six months ended June 30, 2001 and the years ended December 31, 2000, 1999 and 1998, respectively.


  The principal use of funds in the six month period ended June 30, 2001 was capital expenditures of $2,462 million. The principal use of funds in the year ended December 31, 2000 was capital expenditures of $4,908 million and $1,620 million for various acquisitions. The principal uses of funds in the year ended December 31, 1999 was capital expenditures of $1,537 million, which were primarily for network expansion, and $3,767 million for acquisitions of wireless properties, primarily the acquisition of Ameritech markets in October 1999. The principal uses of funds in the year ended December 31, 1998 were capital expenditures of $1,258 million, which were primarily for network expansion, and $960 million for distributions to partners.


Financial Condition--Cellco Partnership


  Total assets at June 30, 2001 were $58,767 million, an increase of $3,272 million, or 5.9%, compared to December 31, 2000. The increase was primarily due to an increase in intangible assets consisting of the $1,625 million deposit related to the 2001 FCC auction. The remaining increase in property, plant and equipment is attributed to our build-out program.


  Total liabilities at June 30, 2001 were $20,481 million, an increase of $1,815 million, or 9.7%, compared to December 31, 2000. The increase was primarily attributed to the increase in demand loans from Verizon Communications in connection with the $1,625 million deposit for licenses for which we were the winning bidder in the 2001 FCC auction, and approximately $1,700 million for working capital and other general partnership purposes. In the first quarter of 2001, in accordance with the U.S. Wireless Alliance Agreement with Vodafone, the partnership recorded a $1,488 million equity contribution from Verizon Communications by relieving certain affiliate debt and recording the cancellation as a capital contribution, which offset the increase.


  Total partners' capital was $17,932 million at June 30, 2001, an increase of $1,457 million, or 8.8%, compared to December 31, 2000. The increase was primarily due to the equity contribution from Verizon Communications.

Seasonality and Fluctuations in Quarterly Operation Results

  The wireless industry, including Verizon Wireless, has experienced a trend of generating a significantly higher number of customer additions in the fourth quarter of each year as compared to the other three quarters. A number of factors contribute to this trend, including the increasing use of retail distribution, which depends upon the year-end holiday shopping season, the timing of new product and service announcements and introductions, competitive pricing pressures and aggressive marketing and promotions. We cannot assure you that we will continue to experience strong fourth quarter results for customer additions. In the future, the number of customer additions in the fourth quarter could decline for a variety of reasons, including our inability to match or beat pricing plans offered by competitors, the failure to adequately promote our products, services and pricing plans, or the failure to have an adequate supply or selection of handsets.

  While we depend on the holiday season for customer additions, service revenues from these holiday season additions are not fully realized until the following year. Moreover, margins and cash flow are usually lower in December due to higher expenses for marketing and equipment subsidies.

Inflation

  We do not believe that inflation has had a material adverse impact on our business or operating results during the periods presented.

Qualitative and Quantitative Disclosures about Market Risks

  Our primary market risk relates to changes in interest rates, which could impact results of operations. As of June 30, 2001, we had $15.3 billion of aggregate floating rate debt outstanding under our credit facility and intercompany loan facilities. The intercompany loans bear interest at rates that vary with Verizon Communications' cost of funding; because a portion of its debt is fixed-rate, and because its cost of funding may be affected by events related solely to it, our interest rates may not adjust in accordance with market rates. A change in our interest rates of 100 basis points would change our interest expense by approximately $153 million. In the near future we intend to establish our own credit rating and, subject to market conditions, issue term debt, a portion of which may be fixed-rate, to minimize this market risk. We currently hedge our interest rate risk for a small portion of our floating rate debt, which was less than 1% of outstanding balances as of June 30, 2001. We may increase our use of interest rate swaps or collars in the future.


  Other than debt, our primary financial instruments are cash and short-term securities, including cash in bank deposits. We believe that these instruments will not be subject to material potential near-term losses in future earnings from reasonably expected possible near-term changes in market rates or prices.


  We also have exposure to fluctuations in foreign exchange rates as a result of a series of sale/leaseback transactions that obligate us to make balloon payments in Japanese yen. As of June 30, 2001, our obligations under these arrangements were $89 million. A change in the value of the U.S. dollar compared to the Japanese yen of 10% would change our obligations in U.S. dollars by $5.8 million. However, we have entered into forward exchange contracts that fully hedge the foreign exchange exposure for these obligations, although we are subject to the risk that our counterparties to these contracts fail to perform.


Recent Accounting Pronouncements



  In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires that all derivatives be measured at fair value and recognized as either assets or liabilities in the consolidated balance sheets. Changes in the fair values of derivative instruments not used as hedges will be recognized in earnings immediately. Changes in the fair values of derivative instruments used effectively as hedges of changes in cash flows will be recognized in other comprehensive income/(loss) and will be recognized in the consolidated statements of operations when the hedged item affects earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which amended SFAS No. 133 to address certain implementation issues.


  Effective January 1, 2001, the partnership adopted SFAS No. 133 and SFAS No.
138. The initial impact of adoption on our financial statements is recorded as a cumulative transition adjustment. A charge of approximately $4 million is recorded to earnings for derivatives not designated as hedges and $2 million is recorded to other comprehensive income/(loss) for derivatives designated in cash flow-type hedges in our consolidated financial statements. The recognition of assets and liabilities in the consolidated balance sheets is immaterial. The ongoing effect of adoption on our consolidated financial statements will be determined each quarter by several factors, including the specific hedging instruments in place and their relationships to hedged items, as well as market conditions at the end of each period.




  In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets."


  SFAS No. 141 requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination that is completed after June 30, 2001.


  SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. This impairment test uses a fair value approach rather than the undiscounted cash flows approach previously required by SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144. We are required to adopt SFAS No. 142 effective January 1, 2002. We are currently evaluating our intangible assets in relation to the provisions of SFAS No. 142 to determine the impact of the adoption of SFAS No. 142 on our results of operation or financial position.


  In June and August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", and No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."


  SFAS No. 143 requires entities to recognize the fair value of any legal obligation associated with the retirement of long-lived assets and to capitalize an asset retirement cost over the carrying amount of the related long-lived asset by the same amount as the liability. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. We will adopt the standard effective January 1, 2003. We are currently evaluating our long-lived assets retirement obligation in relation to the provisions of SFAS No. 143 to determine the impact, if any, on our results of operations or financial position.


  SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. We will adopt the standard effective January 1, 2002.

                                    BUSINESS


Overview

  Following the offering, Verizon Wireless Inc. will be the leading wireless communications provider in the United States in terms of the number of subscribers, revenues and operating cash flow and offers wireless voice and data services across the most extensive wireless network in the United States. On a pro forma basis giving effect to this offering and various acquisitions and dispositions that occurred prior to this offering:


  . we had the largest subscriber base in the United States, with 27.9 million subscribers as of June 30, 2001, of which approximately 17.9 million were digital subscribers;


  . we have FCC licenses to offer our services in areas where approximately 245 million people reside;


  . our network provides service in, or covers, areas where approximately 90% of the population in our licensed areas, or 221 million people, reside and in 49 of the 50 and 97 of the 100 most populated U.S. metropolitan areas;


  . our network provides digital coverage in areas where approximately 205 million people reside, including in almost every major U.S. city;


  . we had pro forma revenues of $15.4 billion for the year ended December 31, 2000 and $8.4 billion for the six months ended June 30, 2001; and


  . we had pro forma EBITDA of $4.8 billion for the year ended December 31, 2000 and $2.9 billion for the six months ended June 30, 2001.


Our broad network coverage, digital technology, widespread distribution channels and operating and financial strength position us to take advantage of the growing demand for wireless voice and data services.


  We will provide our wireless services through Cellco Partnership and its subsidiaries, which operate under the brand name "Verizon Wireless," as we will use the proceeds of the offering to purchase an interest in the partnership and become its managing general partner. On a historical basis, the partnership had revenues of $14.2 billion for the year ended December 31, 2000 and $8.4 billion for the six months ended June 30, 2001 and EBITDA of $4.3 billion for the year ended December 31, 2000 and $2.9 billion for the six months ended June 30, 2001 on a historical basis. EBITDA is defined as operating income plus depreciation and amortization. We believe that EBITDA is an indicator of our cash generation capabilities and the strength of our financial condition. EBITDA is not presented as an alternative measure of operating results, cash flow from operations or other measures of liquidity, as determined in accordance with generally accepted accounting principles.






  We believe that the breadth and quality of our network is a major competitive advantage. We further supplement our operations with roaming agreements that allow our 27.9 million subscribers to use their wireless voice services in virtually all areas where wireless service is available in the United States. Our extensive coverage enables us to cost-effectively offer innovative pricing, such as our SingleRate plans, enhanced features and other targeted service packages. We plan to continue to strengthen our network by expanding the breadth and depth of our coverage in licensed areas and by acquiring additional spectrum in currently licensed and other areas. We participated in the 2001 FCC auction of spectrum and entered into other transactions to provide us with additional spectrum capacity in areas where we currently provide service, permitting us to offer additional service, to improve the quality of our existing services and to add additional subscribers, and provide us with spectrum in areas where we do not currently have spectrum. However, 80 of these licenses for which we were the winning bidder in the 2001 FCC auction are subject to litigation that could lead to cancellation of the auction results. On a pro forma basis giving effect to all of the auction results, we would have licenses to operate in all of the top 50 U.S. markets and 98 of the top 100 markets and would control licenses for more spectrum across the top 25 and top 50 markets than any other U.S. mobile wireless provider.

  Our CDMA digital network provides high-quality service to our customers on a cost-efficient basis. Digitalization also provides the opportunity for increased data transmission speeds. We have emphasized deployment of our digital network, primarily by upgrading our 850 MHz analog markets to digital capacity and continuing to build-out our digital-only 1900 MHz markets. As of June 30, 2001, we had approximately 17.9 million digital subscribers and our digital network reached approximately 93% of the population residing in areas where we offered service. We will continue to expand our digital coverage and expect that digital service will be available in nearly 100% of our network by the end of 2003. We believe that CDMA's spread-spectrum technology provides approximately eight times the voice capacity of analog networks, allowing us to use our licensed spectrum more efficiently as we add new customers and migrate existing analog customers to our digital offerings. Our CDMA technology also positions us to meet the growing data needs of our customers as well as to efficiently migrate to next generation network technology through the implementation of higher-speed data offerings such as 1XRTT, a technology upgrade of CDMA, and other high-speed data transmission technologies. Upon full deployment of our 1XRTT network and 1XRTT handsets, we expect that this technology will effectively double our network's voice capacity compared to the current version of CDMA. We have added 1XRTT technology to portions of our metropolitan New York network and plan to commence commercial deployment of 1XRTT in New York and other major markets beginning in the fourth quarter of 2001. We expect to upgrade portions of our network that provide service to, or cover, approximately 20% of the population covered by our network to 1XRTT technology by the end of 2001. We believe that our CDMA technology, combined with our strong spectrum position if we are awarded all the licenses for which we were the winning bidder in the 2001 FCC auction, will provide us with a significant competitive advantage that will permit us to better meet anticipated increases in demand for wireless voice and data services.


  We are poised to take advantage of the projected high demand for wireless data services, which we expect will increase revenue and operating cash flow opportunities. We are an industry leader in developing new, differentiated wireless data services and applications to meet this growing demand. We currently provide wireless data services using our CDMA digital network, which allows us to provide data services with speeds of up to 14.4 kilobits per second and expect that 1XRTT will be capable of data rates ranging up to 144 kilobits per second, depending on network traffic levels. Examples of our wireless data initiatives include the following:


  . We were the first major wireless communications provider to offer data services through handsets that subscribers can customize using a desktop-accessible Internet portal. This portal permits our subscribers to access general content and branded content as well as any wireless-access compatible websites that are bookmarked on the subscriber's desktop portal. As of June 30, 2001, we had approximately 1.0 million paying subscribers to our "Mobile Web" service.


  . We launched a two-way short messaging service in January 2001. Short messaging service allows subscribers to send and receive short text messages using their specially enabled wireless handsets, which has been successful in Europe and Asia. Approximately 2.8 million of our subscribers have handsets that will be able to utilize this new service.


  . We have worked with Kyocera to introduce its new "smartphone" handset, which was first made available to U.S. consumers in the spring of 2001 through our direct distribution channels. The Kyocera smartphone offers the full functionality of a tri-mode handset and a personal digital assistant using the Palm operating system on a full-sized display. We expect to introduce a data-centric device from Motorola with a letter keypad that provides short messaging, mobile web and voice services in the fourth quarter of 2001.


  . We will continue our efforts to develop long-term relationships with large corporate users by developing enterprise solutions with companies such as Microsoft Corporation and Accenture

   Ltd. that will enable companies to make their secure enterprise and intranet applications accessible to their mobile workforce.


  . In the first quarter of 2002, we expect to be the first national carrier to launch a new service using the "BREW", or Binary Runtime Environment for Wireless platform, a Qualcomm CDMA technology that will allow our customers to select and download numerous software applications that will run on their mobile devices. BREW is a registered trademark of Qualcomm.




  We expect continuing growth from wireless data services as a result of the introduction of new applications for business and consumer use, including access to e-mail and Internet content, synchronization of contact and calendar information with desktop computers and downloadable applications. For example, we have recently entered into an agreement with Yahoo! to offer Yahoo Messenger and a variety of Yahoo! branded content to our Mobile Web customers. To remain competitive and to take advantage of these growth opportunities, we will need to meet substantial build-out and network upgrade requirements, which may be costly.




  Our principal stockholders are Verizon Communications, which was created by a merger of equals between Bell Atlantic and GTE and is the largest provider of wireline voice and data services in the United States, with 125 million access line equivalents, as well as the largest provider of wireless services in the United States by virtue of its controlling interest in the partnership, and Vodafone, one of the leading wireless telecommunications companies in the world. The combination of their wireless assets in the partnership brought together the business and management teams of four well-recognized wireless franchises in the U.S. market: Bell Atlantic Mobile, AirTouch, GTE Wireless and PrimeCo. We have already realized operating synergies from network and equipment cost reductions, systems and call center consolidation and staff consolidation and believe that we will realize significant additional savings as we benefit from our size and scale, complete information system conversions and implement the best practices of these predecessor companies over the next several years. Over the last year, we have developed Verizon Wireless into a brand name with significant recognition as a result of our aggressive advertising and marketing, enhanced by the strong customer relationships developed by our predecessor companies. We also believe that our relationships with Verizon Communications and Vodafone afford us additional benefits, including Verizon Communications' own brand marketing efforts and promotional opportunities among its 40 million customers, and Vodafone's insights into the more-developed European and Asian wireless markets, which we believe will be helpful in the United States.


Our Structure


  Following the offering, Verizon Wireless Inc. will be a holding company with
no material assets other than   % of the equity interest in the partnership, or
  % if the underwriters' over-allotment option is exercised in full. We will acquire this partnership interest using the net proceeds of the offering. Our sole business will be to act as the managing general partner of the partnership, in which capacity we will generally control the management and
operations of the partnership. Because we will only own   % of the equity of
the partnership, our net income will be reduced by a minority interest expense to reflect the entitlement of our other partners to a significant portion of the partnership's income. The partnership conducts our operations under the name Verizon Wireless.


  Verizon Communications and Vodafone will be able to exercise control over our management and affairs and all matters requiring stockholder approval as a result of their ownership of high vote Class B or Class C common stock in Verizon Wireless Inc. and units in the partnership. We are highly dependent upon our principal stockholders. They will have veto rights over significant decisions. Verizon Communications owns the "Verizon Wireless" brand name, which we license on a non-exclusive basis. In addition, the partnership may be required to repurchase up to $20 billion of Vodafone's interest in the partnership in stages beginning in 2003, which may require us to incur debt, issue additional equity or use cash flows from operations that would otherwise be available for other uses. Neither Verizon Communications nor Vodafone will have fiduciary obligations to you in connection with their actions as stockholders of our company and therefore may act in a manner contrary to your interests in exercising their rights as principal stockholders. See "Risk Factors--Risks Related to Our Principal Stockholders."


Industry Overview

 General

  Wireless communications systems use a variety of radio frequencies to transmit voice and data. Broadly defined, the wireless communications industry includes one-way radio applications, such as paging services, and two-way radio applications, such as cellular telephone service, enhanced specialized mobile radio services, PCS and narrowband PCS service. The FCC licenses the radio frequencies used to provide each of these applications.

  Since the introduction of cellular service in 1983, wireless telephone service has grown dramatically in the United States. As illustrated by the following table, domestic cellular, enhanced specialized mobile radio and PCS providers experienced compound rates of growth of 25.2% and 31.6% in total service revenues and subscribers, respectively, over the seven-year period from 1993 to 2000.


                         Wireless Industry Statistics*


                         1993   1994   1995   1996   1997   1998   1999    2000
                         -----  -----  -----  -----  -----  -----  -----  ------
Total service revenues
 (in billions).......... $10.9  $14.2  $19.1  $23.6  $27.5  $33.1  $40.0  $ 52.5
Ending subscribers (in
 millions)..............  16.0   24.1   33.8   44.0   55.3   69.2   86.0   109.5
Subscriber growth.......  45.1%  50.8%  40.0%  30.4%  25.6%  25.1%  24.3%   27.3%
Ending penetration......   6.2%   9.4%  13.0%  16.3%  20.2%  25.1%  30.8%   39.2%

--------

* Source: Cellular Telecommunications & Internet Association and Paul Kagan Associates.



 Recent industry trends

  The growth in the wireless communications industry in terms of subscribers and total revenue has been substantial and has been positively influenced by a number of industry trends that we expect to continue in the near future, including:

  Increased penetration due to demand for wireless services, resulting in improved network efficiency and increased revenue and cash flow. The U.S. wireless telephone industry has experienced a significant increase in subscriber additions and wireless penetration levels. For example, the number of subscribers was 16.0 million in 1993 and increased by 93.5 million through December 31, 2000, resulting in an increase in penetration from 6.2% to 39.2%. Increased penetration allows wireless providers to distribute the fixed costs of a wireless network over a greater numbers of users, thereby contributing to higher operating margins. Wireless penetration in other developed nations, particularly in Western Europe, is currently substantially higher than in the United States. The experience of Vodafone and other wireless providers in these more-developed wireless markets has been that the market for wireless services has an inflection point with regard to subscriber penetration whereby once penetration reaches a certain level, penetration growth accelerates. In addition, those same international wireless providers have experienced EBITDA growth at a greater rate than subscriber growth as network usage increases. While there are differences between the U.S. wireless market and these Western European markets, including calling-party payment of per-minute charges for wireless calls in Europe and the per-minute pricing and inferior quality of wireline services in Europe, we believe the Western European experience demonstrates that significant opportunities for increased penetration remain in the United States.


  Larger "bundles" of included minutes result in mass market adoption. As the cost of wireless service for the consumer has declined and increasing numbers of minutes are included in pricing plans without additional charge, wireless service has become, in an extremely short period of time, an affordable product for the consumer rather than a luxury service. We believe higher numbers of included minutes offered by these plans encourage greater wireless service usage as subscribers have become less concerned with the need to pay for calls on a per-minute basis or pay for received calls, which have historically been significant disadvantages of wireless services compared to wireline services in the United States. Such widespread usage will in turn cause even more people to choose wireless services, especially as the price of wireless service declines relative to the price of wireline service. We believe that the increase in penetration and usage combined with the growing demand for enhanced services and data application will provide the opportunity for significant revenue and earnings growth.

  National flat rate pricing, which is simplifying customer choice, increasing penetration and leading to industry consolidation. The wireless industry has begun to offer national flat rate pricing, such as our national SingleRate plan, which simplifies customer choice and attracts high-usage subscribers. These plans have increased wireless telephone penetration in the United States, and we believe that the introduction of other simplified, targeted rate plans will continue to increase wireless telephone penetration. These plans have also caused wireless service to capture an increasing share of long distance calls as the flat rate pricing and bundles of minutes lower the cost of long-distance wireless calls. In addition, because roaming charges payable by a wireless provider to third-party carriers can exceed the amount charged to the subscriber under these flat rate plans, wireless providers have been attempting to establish national coverage through acquisitions and the build-out of their existing licensed coverage areas.


  Increasing use of digital service instead of analog service is increasing the range of wireless service capabilities for subscribers. Digital network characteristics, including longer battery life, improved voice quality, custom calling features and data capabilities, have improved the customer experience and have begun to make wireless service increasingly comparable to wireline communications.


  Introduction of next generation digital platforms and development of wireless data applications should drive expanded wireless usage. Existing and future wireless data technologies, coupled with the widespread use of the Internet, have caused wireless providers to focus on wireless data services. To date, these services have predominantly been used to carry consumer, vertical business and government applications. We believe the introduction of new applications for business and consumer users, including wireless portals and web services, short messaging services, access to e-mail, synchronization of contact and calendar information with desktop computers and downloadable applications, will drive the initial growth of wireless data network services. To this end, enabling technologies, such as the BREW platform, Wireless Access Protocol and short messaging service, provide an environment that encourages the development of innovative data services for wireless networks. We believe that the development and deployment of next generation wireless networks will drive further growth in wireless data services and applications due to increased capacity, higher data transmission speed and lower costs. Those companies that can more easily and efficiently migrate to these next generation technologies will have a competitive advantage in emerging data opportunities.

  We expect the wireless industry will undergo significant change and that alternative technologies will be developed, and we cannot assure you that the technologies we select will be favored by others in the industry or by prospective subscribers in the future. Accordingly, we cannot assure you that these trends will continue or that we will be able to benefit from them. See "Risk Factors--Risks Related to Our Industry--If we do not anticipate and respond to what we believe will be a significant degree of change in the wireless communications industry, our business, revenue and operating profit will likely suffer" and "--Risks Related to Our Business--Our technology may not be competitive with other technologies or compatible with next generation technology, which would harm our ability to retain and attract subscribers."

Business Strategy

  Our goal is to be the acknowledged market leader in providing wireless voice and data services in the United States with a focus on high-quality service across a cost-effective digital network while meeting and exceeding the growing needs of our customers. To accomplish this goal, we must continue to implement the following key elements of our business strategy:


  Acquire, satisfy and retain our customers and increase the value of our service offerings to customers. Our revenue and cash flow growth will be achieved by retaining our existing base of customers and increasing their usage of our services, as well as by obtaining new customers. We believe quality customer care increases customer satisfaction, which reduces churn, and will be a key differentiator in the wireless industry. We are committed to providing high-quality customer care, investing in loyalty and retention efforts and continually monitoring customer satisfaction in all facets of our service. For example, we have


  . recently introduced our Worry Free Guarantee, which is our commitment to offer an extensive and advanced network, responsive customer service, the ability to change to any qualifying price plan or airtime promotion at any time with a new two-year contract and without any fees, an equipment satisfaction guarantee and handset upgrades every two years upon a two-year contract renewal with a retail price plan that cost $35 or more for monthly access;


  . been emphasizing two-year contracts for our customers, which we believe should reduce churn, especially when combined with our offer to switch plans without charge and our handset upgrade offer; and


  . announced a three-year call center improvement plan in order to improve customer service on a cost-effective basis.


To provide prospective customers with convenient locations to initiate service, we will continue to expand our extensive distribution network, which includes both direct and indirect sales channels and resale. Examples of our distribution initiatives include an alliance with RadioShack through which our services are sold in approximately 4,300 "stores within stores" staffed by trained RadioShack sales representatives and our continued expansion of direct distribution channels, such as our planned addition of 300 company-owned stores or kiosks in 2001, including more than 200 in the second half of 2001.


  In addition, we believe that increasing the value of our service offerings to customers will retain existing customers and attract new customers. We will continue to offer clear and simple-to-understand service offerings, such as our SingleRate plans, to enhance consumer awareness and use of our services. Targeting distinct consumer and business users with specific pricing and service packages will be important in meeting the specific needs of our customers. Furthermore, by allowing customers the ability to change plans as part of our worry free guarantee, we permit customers to easily switch to plans that offer them more value.


  Invest in and expand our digital network. We will continue to build-out and expand our digital network in an effort to provide seamless and superior coverage throughout our licensed area so that our subscribers can enjoy consistent features and high-quality service, regardless of location. As of June 30, 2001, our digital network reached approximately 93% of the total population in areas where we provide service. We will continue to expand our digital coverage and expect it to reach nearly 100% by the end of 2003. We will continue to explore strategic opportunities to expand our overall national coverage through selective acquisitions of wireless operations and spectrum licenses. We also plan to continue to evaluate and launch next-generation network technologies in an effort to ensure that we can meet future demand for wireless services and that we remain at the forefront of new and enhanced wireless service offerings.


  Continue to strengthen and promote the Verizon Wireless brand. We will continue our efforts to maintain the Verizon Wireless brand as one of the most respected brand names in the United States. We launched our brand name, identity and new service offerings in an aggressive national campaign in order to quickly establish customer recognition and have rapidly achieved brand awareness of over 90% among wireless users and prospects, based on internal studies. We believe that our message of simplicity and affordability, as well as our position as the leading wireless communications company in the United States, will associate the Verizon Wireless brand with consumer confidence and acceptance. We coordinate our marketing efforts throughout our service area in order to ensure that our marketing message is uniformly presented across all of our markets. In addition, our principal stockholder, Verizon Communications, has a national campaign to promote the Verizon brand, which benefits Verizon Wireless in markets where we both provide services.


  Increase operating margins and capital efficiency. We believe that our success will depend, in part, on our ability to continue to increase our operating margins in order to be cost competitive and increase our cash flow, and we are taking a number of initiatives to increase our margins by lowering costs associated with our network and equipment and reducing costs related to the acquisition of subscribers.


  . Lower network and equipment costs. Expanding our CDMA digital network will allow us to increase network capacity more efficiently, as the cost of digital network equipment per unit of capacity is lower than for analog network equipment. In addition, because we are required to pay negotiated roaming rates to other providers when our customers roam onto their network, expanding the coverage of our network enables us to avoid this expense. Our CDMA technology also enables us to utilize over-the-air programming, which allows us to initially program handsets remotely to select the most cost-effective roaming partners in areas where we do not yet have coverage and thereby reduce costs. In the next year, we expect to introduce interoperable over-the-air activation, which will allow us to program handsets remotely to select the most cost-effective roaming partners after the initial programming, and will also permit us to download new software features and functions over-the-air. We are also controlling costs by using our size and position as the largest wireless carrier in the United States to obtain lower handset and network equipment costs and lower roaming rates.


  . Lower subscriber acquisition costs. We are undertaking a number of initiatives to lower the cost of attracting and retaining new subscribers. For example, we have focused on developing direct distribution channels such as company-owned stores, telemarketing and web-based sales because of the generally lower costs associated with obtaining additional subscribers in these ways, while simultaneously strengthening our indirect sales channels to maintain an extensive distribution system that reaches the largest number of people. We believe that customers obtained through our direct sales channel will, on average, generate higher revenues and be less likely to cancel service.


  Expand our wireless data and messaging offerings. We will build upon our success in wireless voice by continuing to develop and introduce value-added digital wireless data applications. We have been a leader in wireless data since we started offering our customers digital wireless data in 1994 and are currently testing the next generation of wireless data technology. Our Mobile Web wireless data service, which had approximately 1.0 million paying subscribers at June 30, 2001, offers handset-based menus and integrated content with access to content providers, e-mail and personal information tools such as calendars and address books. The service was expanded in July 2000 with the addition of a desktop-accessible portal that allows our subscribers to customize the data services content they access through their handsets and to receive integrated, customized alerts. We are developing new opportunities to increase revenue through short messaging services, high speed enterprise application access, voice portal services combined with unified messaging that will allow customers to listen to their voicemail, e-mail, short messages and access general content using voice-command technology, location-based services and downloadable applications using BREW. For example, in March 2001 we announced an agreement with Yahoo! to offer Yahoo Messenger and other branded content and services to our subscribers. In addition, we introduced a two-way short messaging service in January 2001. Approximately 2.8 million of our subscribers have handsets that will be able to utilize this new service. While two-way short messaging service is relatively new in North America, wireless providers have experienced success with this service in Asia and Europe. We expect that the development and introduction of 1XRTT, the next generation of wireless data technology, which we are currently deploying, will provide data speeds ranging up to 144 kilobits per second, depending upon network traffic levels. These high speeds will enhance the performance of business applications and consumer applications such as image downloads, music, games and additional commerce capabilities and will permit laptop computer users to use wireless Internet access at speeds and quality levels comparable to today's wireline experience. We have added this next-generation technology to portions of our metropolitan New York network and expect to commence commercial deployment in New York and other major markets in the fourth quarter of 2001. Portions of our network that provide service to, or cover, approximately 20% of the population covered by our network are expected to be upgraded to 1XRTT technology by the end of 2001.




  Realize synergies from the formation of Verizon Wireless. We will continue to integrate our previously separate wireless operations in order to realize economies of scale and scope through consolidating and streamlining operations. For example, we expect to realize significant savings over time by lowering our handset and network equipment costs, by integrating our various information systems, consolidating customer call center operations, reducing our roaming costs and consolidating staff functions. Since April 2000, we have combined our five internal financial reporting systems into one, we have reduced the number of billing systems we use from 13 to eight and the number of other systems we use from more than 150 to 90 and we have reduced the number of network operations control centers from seven to three.


  Capitalize on our relationship with our principal stockholders. We believe that we will benefit from our relationship with Verizon Communications and Vodafone, our two principal stockholders. Verizon Communications is the largest provider of wireline voice and data services in the United States in terms of the number of customers, with a nationwide brand name that appears every month on approximately 40 million telephone bills. We believe this may present promotional and service bundling opportunities. Vodafone is one of the leading global wireless telecommunications companies, with extensive experience in penetrating market niches that may be critical to our success, such as wireless data and prepaid services, both of which are more widely available in

Vodafone's service areas outside the United States than in the United States. We have been working with Vodafone on joint marketing efforts to global accounts, offering our service in the United States and Vodafone's service in Europe and Asia. We are also working with Vodafone, as well as infrastructure and handset vendors, to develop the relevant network interfaces and handsets to provide our subscribers with access to Vodafone's interactive services and ensure global roaming across Verizon Wireless' network as well as Vodafone's networks.



Competitive Strengths

  We believe that the following competitive strengths will help us implement our strategy of becoming the acknowledged market leader for wireless voice and data services in the United States:

  Leading U.S. wireless company. We are the leading wireless company in the United States in terms of subscribers, network coverage, revenues and cash flow. We provide service in 49 of the 50 most populated U.S. metropolitan areas and 97 of the most populated 100 U.S. metropolitan areas. We believe that being the market leader with an extensive network will provide us with significant competitive advantages, including:


  . the ability to provide customers, particularly high-usage subscribers such as large corporate accounts, with flexible price plans on a national basis;

  . the ability to control call quality, reduce our reliance on roaming to provide service to our customers and optimize network capacity;

  . benefits of being first to market with new services, as we will become the preferred partner for a variety of wireless data content and application providers, hardware manufacturers, service providers and enablers of downloadable applications;


  . substantial cash flow to invest in our network and marketing efforts;

  . purchasing power with respect to equipment, such as handsets and network equipment;

  . economies of scale by spreading fixed costs over a greater number of customers; and

  . increased ability to target national corporations as customers because of our extensive network coverage.

  Superior digital technology. We believe that digital technology offers many advantages over analog technology, including substantially increased network capacity, greater call clarity and privacy, enhanced services and features, lower operating costs, reduced susceptibility to fraud and the opportunity to provide improved data transmissions. In addition, we believe that CDMA offers an efficient migration path to next generation data services through the implementation of 1XRTT and 1XEV technologies, which are sequential upgrades to the current version of CDMA.


  Well-positioned for anticipated growth of wireless data. We believe that the introduction of the next generation of wireless data applications will help to further a migration from wired to wireless Internet access and generate numerous growth opportunities. We have experience with wireless data since 1994 and believe our business and consumer subscriber base and CDMA technology strategically position us to take advantage of the expected growth of wireless data usage. As we migrate to the next generation of network technology, increased data transmission speeds will allow us to offer new services, such as Internet browsing, to access our wireless network at speeds comparable to today's wireline experience.

  Experienced management team. Our executive management team has an average of approximately 10 years in the wireless industry. These key managers have a proven record of successfully operating our wireless assets. Our management will further have the benefit of the combined managements and experiences of Verizon Communications and Vodafone as expert resources in all aspects of the communications industry.


  Significant financial and operating strength. On a pro forma basis, we generated approximately $4.8 billion in EBITDA in 2000 and $2.9 billion in the six months ended June 30, 2001, a 24.6% increase compared to the same period in the prior year. EBITDA is defined as operating income plus depreciation and amortization. We believe that EBITDA is an indicator of our cash generation capabilities and the strength of our financial condition. EBITDA is not presented as an alternative measure of operating results, cash flow from operations or other measures of liquidity, as determined in accordance with generally accepted accounting principles. While the partnership is required to make significant distributions to its partners, the level of remaining cash flow affords us a significant competitive advantage in investing in the marketing of our brand and service as well as investing in our network to remain at the forefront of technology. The cost of acquiring radio spectrum capacity to provide wireless services and then constructing a wireless network in licensed areas is substantial.


  Strong spectrum position. We currently have licenses for a substantial amount of spectrum in areas covering 245 million Americans. We were the winning bidder for 113 licenses in the 2001 FCC auction for 1900 MHz spectrum. However, a June 2001 federal court ruling invalidated the FCC's order that led to the re-auction of 67 of these licenses, including the most significant ones. Settlement discussions are ongoing that would, if successful, enable us to obtain the licenses. There can be no assurance that this will occur. However, if we are awarded the licenses and this and all other legal challenges to the licenses are resolved favorably, we would control more licensed spectrum in the top 25 and top 50 markets than any other mobile wireless provider, including:


  . 45 MHz of spectrum, which is the maximum allowable in metropolitan areas under current FCC spectrum cap rules, in New York City, Los Angeles, Chicago, Philadelphia, Boston, Seattle, Washington, D.C., Baltimore, Houston and San Diego;


  .  a weighted average of 39.8 MHz in the top 25 markets;


  .  a weighted average of 38.1 MHz in the top 50 markets; and


  . a weighted average of 34.2 MHz in the markets in the country where we are licensed to provide service.


When combined with our CDMA technology, we believe that this will provide us with a significant competitive advantage that will permit us to better meet anticipated increases in demand for wireless voice and data services.


  In measuring the amount of licensed spectrum that we and other providers control, we have calculated the aggregate amount of 850 MHz and 1900 MHz licensed spectrum that each provider will control, directly or through a controlled subsidiary, assuming that all licenses auctioned in the 2001 FCC auction are awarded, in each metropolitan statistical area in the United States. We then calculate the average amount of spectrum held in all relevant areas, giving weight to each area based on the population in that area according to the U.S. Census.


  While we believe that these competitive strengths will help us become the acknowledged market leader, our industry is very competitive, and there are several other major providers that compete with us. See "--Competition."

Wireless Services

  We offer reliable, high-quality, wireless services and pricing packages for both wireless voice and data communications. We offer basic voice services as well as enhanced services and features, including caller ID, call waiting, call forwarding, three-way calling, no answer/busy transfer and basic voice mail, and data services. We design our service packages to target the following select segments of customers: young adults, household, mobile professionals, small to medium businesses and national accounts. We tailor our voice and data offerings, pricing plans and handsets to the needs of these customer segments.

 Voice Services

  Basic services and enhanced features. Most of our price plans offer enhanced features, including caller ID, call waiting and call forwarding, three-way calling, no answer/busy transfer, voice mail and Mobile Messenger short messaging service.


  We are developing enhanced features that facilitate communications among our subscribers, thereby attracting new subscribers to Verizon Wireless and capitalizing on our large customer base. Generally, these enhanced features generate additional revenues through monthly subscription fees or increased wireless usage encouraged by utilization of the features. For example, we are working to integrate and standardize voice mail platforms within our network to enable customers to send voice messages to other Verizon Wireless customers elsewhere in the United States, or respond directly to voice messages left for them, with a few keystrokes.


  Price plans. We offer a variety of simple, straightforward packages with features and competitive pricing plans that are designed to meet the needs of various consumer and business user segments, at the local, regional and national level. Specifically, we offer:

  . a national SingleRate plan, which offers simple, flat-rate nationwide service with no additional roaming and long distance charges within the United States, and a SingleRate Canada plan for customers who frequently travel to Canada;


  . regional versions of the SingleRate plan, such as the SingleRate
    Southeast plan, which bundles roaming and long distance for use in the Southeast from Florida to Maryland and across to Kentucky, Tennessee and Mississippi;


  . family/small group and shared minute plans designed for multiple-user households and small businesses;

  . mobile-to-mobile plans for multiple-user households and small work groups;


  . corporate SingleRate plans targeted at major accounts, which are businesses with over 100 lines; and


  . plans targeted at national accounts with over 1,000 wireless lines.


  Historically, our SingleRate plans have been a key to migrating customers from analog to digital service because these plans offer more value-added services and features. In addition, they have reduced churn by high-usage customers who might otherwise switch to competing services.

  We set uniform pricing guidelines in order to maintain uniform marketing across our markets, but we customize our plans by local market in terms of the number of minutes and other features included at each access point based on local competitive needs.


  Prepaid. We believe the prepaid market represents a large and growing under-penetrated market opportunity. We are marketing prepaid service to distinct consumer segments such as the expanding and lucrative young adult market, families, consumers who otherwise would not be able to obtain service due to their credit profiles, small business customers and consumers who prefer to pay in cash. As of June 30, 2001, prepaid users represented approximately 6% of our total subscribers, although we expect that number to increase as a result of our new digital prepaid offering. Our predecessor companies have had extensive experience in the prepaid market and have been innovative and customer-focused with prepaid service offerings. However, many of our older prepaid services offered analog wireless service. As a result of the relative lack of features available on analog service, these offerings have lost popularity.




  We recently launched a national digital prepaid product, branded "[FREEUP]", which is aimed directly at young adults with little credit history. We believe that this under-penetrated consumer segment has significant growth potential and will find this product appealing. The [FREEUP] package, which is currently priced at $99.99, includes a Nokia handset and $50 starter airtime card. The service features on-network roaming and long distance throughout our extensive network, and also includes a 10c per minute night and weekend rate. [FREEUP] also offers two-way short messaging and voicemail.


  We believe that our new digital prepaid offerings will result in lower churn levels than we have experienced historically for prepaid customers, as a result of the digital features, the larger required up-front investment to purchase the service and additional replenishment options. We currently offer the ability to replenish service at approximately 20,000 locations, including all company-owned stores and Radio Shack stores. However, we have historically experienced higher churn rates with our prepaid customers than other customers, and we expect that this will continue. Our experience has been that the increased churn for prepaid customers is offset, at least in part, by the lower costs of acquiring new prepaid customers. See "Risk Factors--Risks Related to Our Business--A high rate of customer turnover would negatively impact our business by reducing our revenues or requiring us to spend more money to maintain our revenues."


  Telematics. Telematics involves the integration of wireless services into vehicles. Telematics products offer a variety of voice and data services, including directions, one-button access to an operator for roadside assistance, mobile e-mail and traffic alerts, and also permit an operator to access a car's on-board diagnostic sensors to identify problems or to locate a stolen car.


  We are currently the national provider of wireless service to General Motors' innovative OnStar service. OnStar provides hands-free analog wireless voice, safety and concierge services to its subscribers and became available as an option in most General Motors cars beginning in the fourth quarter of 2000. We believe General Motors chose Verizon Wireless because of our strong existing network coverage. We do not currently include OnStar subscribers in our company's subscriber data.


  In addition to OnStar, we are also offering telematics products to enterprises. We have been working with various partners to offer wireless data and location-based services that permit enterprises to transmit data to their fleet of vehicles and to permit them to monitor the location of their vehicles.

 Wireless Data Services

  We are a leader in providing wireless data services in the United States. Our leadership position is built on:

  . our experience in offering digital wireless data access since 1994 using
    Cellular Digital Packet Data technology, or CDPD;


  . the extensive coverage of our network;


  . the benefits of CDMA technology;

  . our dedicated sales forces and extensive company-owned store distribution channel;


  . our significant financial and operating resources; and


  . our strong spectrum position once we are awarded the spectrum licenses for which we were the winning bidder in the 2001 FCC auction, assuming court challenges are resolved favorably.


  We believe that these strengths position us to take advantage of what industry analysts estimate will be significant demand for and growth in wireless data services. To capture this growth, and what we believe will be opportunities for increasing revenue and operating cash flow, we plan to focus on consumer, mobile professional and enterprise solutions by providing anytime/anywhere access on a variety of devices to subscribers through our branded wireless portal, partnering with the industry's premier applications providers for enterprises, creating customized solutions for vertical markets and offering a wide variety of data options, including downloadable applications for both enterprises and consumers. We plan to continue to expand our product categories to high speed enterprise solutions, consumer and enterprise short messaging services, voice portal combined with unified messaging, location-based services, and Internet portal services.




  We currently offer CDMA-based wireless Internet access, wireless modems, one-way and two-way short messaging services and CDPD-based wireless data services. We also plan to deploy a new technology called BREW beginning in the first quarter of 2002 that will allow us to offer downloadable applications. We expect to launch 1XRTT high-speed packet networks in late 2001 that will use Internet Protocol, the communications standard which allows most applications written for the Internet, as well as many business applications, to run efficiently over a wireless network without modification. Packet-based services break up information into small units, or packets, to transmit them over a network more efficiently and quickly.


  Mobile Web. Mobile Web, our CDMA-based wireless data service, offers easy to use, customized access to content through our branded portal, "MyVZW.com." This service allows subscribers to access the Internet, e-mail and personal information management tools, such as calendars and address books, at raw speeds of up to 14.4 kilobits per second through handset-based menus. As of June 30, 2001, we had approximately 1.0 million paying subscribers to our Mobile Web service.


  We differentiate our services by facilitating our subscribers' access to Internet content through an easy-to-use format that allows them to use their desktop computers to select the data content they want displayed on their handsets. These customized content services, when integrated with our two-way short messaging service described below, allow us to provide critical information to our subscribers on a timely basis while they are mobile. Through our partnerships with premier content providers, we currently offer our subscribers access to a wide variety of services, including the following:


  . stock market information, portfolio monitoring and stock trading through E*Trade, Fidelity Investments, Charles Schwab, TD Waterhouse and CSFB direct;


  . travel information and reservations through Getthere.com, and Expedia;




  . shopping through Amazon.com;


  . news from MSNBC, ABCNews.com and the New York Times, sports from ESPN.com, and weather provided by The Weather Channel;


  . Instant Messaging provided by Yahoo.com; and


  . games provided by JAMDAT, including Gladiator and Trivia, nGame, including Alien Fish Exchange, Chop Suey Kung Fu and Merchant Princes, and Unplugged Games Inc., including Void Raider and Blackjack.

  We intend to use various technologies and portals, including our own branded one, which we believe will afford us the flexibility to modify and improve our customers' wireless Internet experience and allow us to better understand their needs and applications; we intend to translate this knowledge into additional revenue opportunities. We are also working with vendors to develop a voice portal combined with unified messaging services.


  We are also developing applications and strategic service offerings for business subscribers designed to enhance their overall productivity by providing handset access to secure corporate intranets and e-mail accounts using Wireless Access Protocol, or WAP.


  Mobile Office. We have introduced our Mobile Office product, which permits customers to use their laptop or personal digital assistant to access the Internet or back office enterprise servers for various applications like e-mail. Using compression technology and our current network, we can offer maximum speeds of approximately 28.8 kilobits per second. We do not charge a separate service fee and minutes are treated like voice minutes for billing purposes. We intend to offer stand-alone PC cards once they are available that will permit a customer to access the Internet using a laptop, without the need to use one of our handsets. These PC cards will work on our current CDMA network at speeds comparable to those available now and will work at speeds ranging up to 144 kilobits per second, depending on network traffic levels, when we introduce 1XRTT data technology in the fourth quarter of 2001.


  Mobile Messenger. Since 1997, we have offered our subscribers one-way message receiving service using handsets, including alert features. We have recently enhanced our Mobile Messenger service with two-way short messaging, which allows customers to both send and receive short text messages using handsets and various other devices and is available in most of our service areas. We believe that two-way short messaging will appeal to both consumers, especially young adults who can exchange messages with friends and family, and business customers, who can exchange calendar and scheduling information with others. We are also improving the alert features of our system by offering our customers additional alert categories, which they can select over the Internet, that are tailored to particular market segments. Approximately 2.8 million of our subscribers have handsets that will be able to utilize this new service. We are working with other carriers to ensure interoperability of short messaging services over different wireless providers' networks to allow our subscribers to communicate via text messaging with subscribers of other wireless providers.


  CDPD Services. In 1994, we were the first wireless provider to introduce CDPD service and now offer it in many major U.S. metropolitan areas, with a total population of approximately 73 million people. CDPD is a packet data service that uses Internet Protocol. CDPD provides data transmission at raw speeds of up to 19.2 kilobits per second and speeds of up to 30 kilobits per second using compression technology over an overlay network separate from our CDMA-based offerings. As of June 30, 2001, we had approximately 108,000 CDPD subscribers, including more than 500 public safety agencies, which use this service for data communications with public safety vehicles, as well as utilities, which remotely read and monitor their field units, and retailers, which use CDPD to verify credit/debit cards quickly and easily. We also sell CDPD capacity on a wholesale basis to third party service providers such as GoAmerica, Inc., which provide wireless data services to end-users.


  Binary Runtime Environment for Wireless (BREW). In the first quarter of 2002, we expect to be the first major U.S. wireless carrier to launch a new service using BREW technology from Qualcomm that will allow our customers to select and download numerous software applications that will run on their mobile devices. We will provide a library of applications that can be downloaded over the air from our servers directly to the customer's mobile device. Consumers will be charged transactional fees for subscriptions or downloads which will be included with their monthly service bill. Our library of applications is expected to include:


  .  games from companies such as Electronic Arts and Mattel;


  . entertainment applications, including "movie finders", MIDI ringer tones, avatar fortune tellers and MP3 music downloads;


  . productivity applications, including e-mail clients and applications to synchronize address books and calendars or access enterprise databases;


  . navigation assistance and mapping applications to help customers find their way or avoid traffic jams;


  . information applications, such as concert information from MP3.com, stock information and directories; and


  . messaging applications that provide leading-edge capabilities and animated messages.


These services will work with some existing handsets and new digital handsets that feature new capabilities and features such as color screens.


  This service will be made possible by BREW, a technology that adds computer-like functionality to handsets. BREW is expected to allow rapid development of a variety of small, transportable applications written for the C and C++ programming languages and can support Java applications. BREW technology is expected to work on our current network and will be enhanced by 1XRTT. We have signed a memorandum of understanding with Qualcomm with respect to BREW.


  Next Generation Wireless Data Access. We believe that wireless data usage will be driven by demand for both consumer and enterprise applications for Internet services and desktop enterprise capabilities using our new high speed packet data services. We expect these services to be enabled by new technology that will permit the transmission of wireless data at substantially higher speeds and using multiple access devices. We have added 1XRTT technology, which will be the next generation of CDMA wireless data access, to parts of our metropolitan New York network and expect to commercially launch 1XRTT technology in New York and other major markets in the fourth quarter of 2001. We expect 1XRTT technology to permit data transmission speeds ranging up to 144 kilobits per second, depending on network traffic levels, which will enable high-speed applications such as enterprise applications, image downloads, music, games and full browsing capabilities for laptop computer users.


  We are also testing 1XEV technology, which is capable of data rates of up to 384 kilobits per second for mobile users and more than two megabits per second for stationary users, to provide enhanced voice and data services well into the future. See "--Our Network--Digital Technology--Next Generation Development Strategy."


  While we anticipate that wireless data will assist us in attracting and retaining customers, we cannot assure you that our wireless data services will in fact be as successful as anticipated. In addition, full deployment of third generation wireless data will require significant additional spectrum, and we cannot assure you that we will be able to obtain additional spectrum. See "Risk Factors--Risks Related to Our Business--Failure to develop future business opportunities such as wireless data services, may limit our ability to compete effectively and grow our business" and "--We may not be able to obtain the additional licensed radio frequency spectrum that we require, which would result in degradation of the quality of our existing service, and a reduction in our ability to provide new services."


 Handsets

  We have worked with manufacturers on the continuing development and market launch of tri-mode handsets that operate on 850 MHz analog, 850 MHz digital and 1900 MHz digital frequencies. These handsets allow customers to place and receive calls throughout the extensive Verizon Wireless network and offer longer battery life and increased functionality compared to analog handsets. We believe that our leading position in terms of subscribers will help position us as the service provider of choice for handset manufacturers and has helped us to develop exclusive offers for our subscribers and branded handsets that complement our focus on high-quality service. For example, we have worked with Kyocera to introduce its new "smartphone" handset that offers the full functionality of a tri-mode handset and a personal digital assistant using the Palm operating system on a full-sized display. The Kyocera smartphone was initially introduced to U.S. consumers through Verizon Wireless direct distribution channels in the spring of 2001.


  All of the handsets that we offer are headphone/earphone compatible. We plan to continue working with manufacturers to offer our customers new and unique handset features. In order to maintain customer satisfaction and loyalty, our customers can purchase protection for their handsets and accessories through third-party insurance providers, extended warranty and repair and upgrade options. We also offer our customers accessories, such as chargers, headsets, belt clips, faceplates and batteries.




  We expect to introduce 1XRTT handsets in the fourth quarter of 2001 and anticipate that we will introduce handsets in the next year that offer additional features, including color screens and global positioning services. We also expect that these handsets will allow interoperable over-the-air activation, which will permit us to update handsets remotely to select the most cost-effective roaming partners, perform diagnostic troubleshooting and download new features and functions to our subscribers over-the-air without the need for the subscriber to bring the handset in for servicing. We believe these features will lead to improved customer satisfaction and reduce our costs.


  In order to provide effective international roaming, we are also working with Vodafone and handset vendors to develop a handset that will be compatible with CDMA and GSM and will permit roaming on CDMA and GSM networks in the United States and Europe while preserving all of the features available on the subscriber's home network.


 Paging

  We offer local, regional and nationwide messaging and narrowband PCS services in all 50 states, the District of Columbia and portions of Canada. Compared to traditional messaging, narrowband PCS permits us to offer more services, including two-way messaging, the ability to reply to e-mails and to deliver a variety of information services such as mail, weather summaries, news and other information. In addition, narrowband PCS services are more efficient in terms of transmission capacity. We had approximately 3.0 million units in service as of June 30, 2001. Like many others in the paging industry, we have experienced a decline in the number of one-way paging units in service. While the number of two-way narrowband PCS units in service has been increasing, the increase has not been enough to offset the decline in one-way units in service.



Marketing

  In addition to providing high-quality services and customer care, we focus our marketing strategy on promoting our brand, leveraging our extensive distribution network and cross-marketing with Verizon Communications.

  We have moved quickly toward the goal of establishing ourselves as the premier provider of wireless service in the United States by aggressively launching our new name, identity and national service offerings. Our studies have found that our brand awareness is over 90% among wireless users and prospective customers. Our marketing efforts are focused on a coordinated program of television, print, radio, outdoor signage, Internet and point of sale media promotions. We coordinate our marketing efforts throughout our service area in order to ensure that our marketing message is uniformly presented across all of our markets. Beginning in May 2001, we have launched several nationwide promotions with uniform messages and presentation throughout the country. Our message to consumers is designed to highlight our simple, clear and affordable products and services. Our promotion of the Verizon Wireless brand has been supplemented by Verizon Communications' own brand marketing efforts, reinforcing the awareness of our services in shared markets and capitalizing on the size and breadth of its customer base.


  Our pricing options, equipment and enhanced features are designed to appeal to a wide range of consumer and business segments. We offer our national SingleRate plans, which appeal to nationwide travelers, our Corporate SingleRate plan, for large corporate customers, and prepaid plans that appeal to new users and various other business and consumer segments. Similarly, we offer a range of high-quality handsets and enhanced features. We also offer wireless data services and are poised to take advantage of the projected growth of wireless data access.


Sales and Distribution

  Our sales strategy is to use a mix of direct, indirect and resale distribution channels in order to increase customer growth while reducing customer acquisition costs. A goal of our distribution strategy is to increase direct sales through our company-owned stores, as well as through telemarketing and web-based initiatives, while simultaneously strengthening our indirect channels to maintain an extensive distribution system that reaches the largest number of people. We believe that our extensive company-owned distribution system is a key strength and competitive advantage. We are investing significant resources to achieve this goal by providing our sales representatives with in-depth product and sales training to allow them to explain wireless communications simply and clearly. We also have programs in place to train indirect representatives and offer dedicated account service to our indirect retailers.


 Direct

  Company-owned Stores. Company-owned stores are a core component of our distribution strategy as they are one of our lowest-cost mass distribution channels. Based upon our prior experience, we believe that customers who enter through our store channel are less likely to cancel their service and generate higher revenue per month on average than those who come through other mass-market channels. Our stores sell wireless handsets and accessories, including hands-free and other convenience and safety-related equipment, wireless service paging and narrowband PCS service. As of June 30, 2001, we operated approximately 1,180 stores, kiosks and carts. In addition, we expect to open an additional 200 stores and kiosks through the remainder of 2001. Many stores include personnel dedicated to in-store customer service.


  Business-to-Business. We have two main business-to-business sales forces with an aggregate of more than 2,000 salespeople and managers as of June 30, 2001. One group services the growing small to medium business segment and targets regional and local businesses in high-growth industries with less than 100 wireless users. Our other group focuses on large and national businesses. With the nation's most extensive wireless coverage, we expect to expand our corporate relationships over the next few years. Our corporate sales force offers competitive price plans and specialized, dedicated account management and customer service to our major corporate accounts. We also develop enhanced features specific to large corporate users and expect wireless data services to appeal strongly to this segment. In addition, we have a dedicated CDPD sales force that we are training to offer our other wireless data products, as well as a separate paging sales force.

  We have been working with Vodafone on joint marketing efforts to large global accounts, offering our service in the United States and Vodafone's service in Europe and Asia.


  Telemarketing. We maintain a telemarketing sales force of approximately 500 salespeople and managers as of June 30, 2001, dedicated to receiving incoming calls. We were an early entrant in telemarketing for wireless service. In addition to providing convenience for the customer, telemarketing is a low-cost channel. We believe that telemarketing will grow as consumers become more accustomed to wireless service and begin purchasing second and third wireless numbers for their households.


  Web-Based. We offer fully-automated, end-to-end, web-based sales of wireless handsets, pagers, accessories and service in most of our markets. Our web-based sales channel, located at our web-site, www.verizonwireless.com, enables prospective customers to purchase a complete service package, including the handset, basic and enhanced features and accessories. The online store provides a secure environment for transactions. We expect to expand these web-based services throughout all of our markets over time.


  We have also developed extranets for business clients such as The Boeing Company, Gannett Co., Inc., General Electric Company, IBM Corporation, Microsoft, Qualcomm and Xerox Corporation that permit intranet users to directly access our online presence and obtain negotiated corporate rates. We are developing relationships with electronic procurement portals to service additional corporate clients.


 Indirect Retailers and Agents

  We have approximately 25,000 indirect retail partner locations selling wireless services, including 10,000 full service locations and 15,000 locations only offering prepaid-calling replenishment, as of June 30, 2001. We have programs in place to train indirect representatives and offer dedicated customer service to our indirect retailers.


  We have implemented our "store-within-a-store" program, which is staffed with trained RadioShack sales representatives, at approximately 4,300 RadioShack locations. We also have an arrangement with Barnes & Noble college bookstores to sell our [FREEUP] prepaid services in approximately 80 of their stores.


 Resale

  We also sell wholesale wireless capacity, with over 2.1 million resale lines as of June 30, 2001. We have over 80 resellers, including MCI WorldCom Wireless and TracFone Wireless, Inc.


  Our resale business involves the sale of wholesale access and minutes to independent companies that package and resell wireless services to end-users. We have dedicated account teams that work with resellers and we provide resellers with billing records for their customers. Resellers generally can provide prepaid and postpaid services to customers under their own brand names and also provide their own customer service and billing. For the year ended December 31, 2000 and the six months ended June 30, 2001, our revenues from resale were approximately 3.2% of our total revenues. Because we sell these services on a wholesale basis we incur no direct subscriber acquisition cost, although our total revenue per unit from resale is less than it is from our direct subscribers. As a result, our average revenue per subscriber is negatively impacted by an increase in resale subscribers.

Customer Care, Retention and Satisfaction

  Customer care, retention and satisfaction are essential elements of our strategy. The cost of adding new subscribers is one of the most significant cost elements in the wireless industry. Therefore, satisfying and retaining existing customers is critical to the financial performance of wireless operators. Our customer care, retention and satisfaction programs are based on ensuring customer convenience and ease of use and cultivating long-term relationships with our customers. We have consolidated the customer service operations of our predecessor companies and are applying the best practices of our predecessor companies across all of our markets.


 Offer Customer Convenience and Ease of Use

  We offer our customers a full range of choices and options for making requests and inquiries to maximize convenience. Customers are able to contact us by telephone, in person at company-owned stores and through web-based applications.


  We offer customer care twenty-four hours a day/seven days a week for all of our markets. This service is accessible by using three or four-digit speed dialing on wireless phones or through a conventional toll-free 800 number. We have 26 full-service call centers and several additional specialty centers. As part of our commitment to delivering superior customer service, we have undertaken a three-year call center improvement plan, under which we will open four new call centers and relocate two of our existing call centers to larger facilities in order to better serve our customers. We will close four centers that are not capable of meeting our expansion needs. We believe the geographic breadth of our centers allows us to offer customers a more localized approach. We also have established relationships with third-party vendors operating through 12 additional customer service centers that employ over 2,000 additional representatives to supplement our customer service operations, although we expect to reduce our use of third-party vendors over time. We offer service in multiple languages in many markets and through Telecommunications Devices for the Deaf. We also offer customer care on the web in selected markets, allowing customers to review their monthly bill, analyze usage, make payments and obtain answers to frequently asked billing questions.


  To increase customer satisfaction, we have created dedicated teams to handle specialized market segments. By providing customers with focused resources, we are able to provide access to more knowledgeable representatives and provide enhanced customer care. We have dedicated resources for the following areas: data/Mobile Web customers, business customers, including both national accounts and small to medium-sized businesses, paging and narrowband PCS and prepaid customers. We are able to capitalize on these resources through technologies such as intelligent call-routing, which directs inquiries to specialized customer care representatives.


 Cultivate Long-term Customer Relationships

  We believe that by reaching out to our customers, we can cultivate long-term relationships with them that will enhance their satisfaction and retention. Our ability to develop these long-term relationships begins with our effort to understand their specific needs.

  We collect customer feedback to measure customer satisfaction with overall service offerings. We have several company-wide customer satisfaction tracking programs in place, including surveys among new customers, customers who have recently called our customer service organization and a sampling of other customers.

  We have two major retention and loyalty programs, with numerous additional programs in specific market areas. The intent of these programs is to proactively contact customers with information and offers that will enhance the value of their wireless service. We have a "Welcome Program" in most markets consisting of material distributed at the point of sale and a call made to customers soon after they activate service. The call is intended to review the first bill, capture customer feedback on the sales process and bill format and verify account information. During the six months ended June 30, 2001, we conducted approximately 2.1 million "welcome" calls through the Welcome Program. We have found that churn among customers who were contacted in the program is lower than among customers who were not contacted.


  Our other major retention and loyalty program is a customer life cycle management program in which we contact customers at key points in their service tenure with targeted information and offers. The program consists of a direct mail piece followed up with an outbound call. The program offers proactive rate-plan analysis aimed at increasing the value of service to the customer, attempts to sell more or improved features, and, where appropriate, also encourages our analog customers to migrate to digital services.


  We recently introduced our Worry Free Guarantee, under which we commit to provide an extensive and advanced network, responsive customer service, the option to change to any qualifying price plan or airtime promotion at any time with a new two-year contract without payment of any additional fees and an equipment satisfaction guarantee. It also includes free handset upgrades every two years, which we call our New Every Two plan, so long as customers sign new two-year contracts with a retail price plan that costs $35 or more for monthly access. By introducing this marketing program, we believe that we can persuade customers that they are important to us, and by implementing the marketing program, we believe that we will reduce churn by providing proactive customer service, allowing customers to change pricing plans without charge, and permitting handset upgrades every two years. We believe that customers typically upgrade their wireless equipment approximately every two years, and our New Every Two plan gives customers a way to ensure that they will have a more advanced digital phone without switching service, which should increase customer loyalty.


Our Network

  We have licenses to provide mobile wireless services on the 850 MHz or 1900 MHz portions of the radio spectrum in areas that include 245 million people, or approximately 87% of the U.S. population. The 850 MHz portion is used to provide either analog or digital cellular services, while our 1900 MHz areas are all digital and provide PCS services. We also have licenses to provide messaging and narrowband PCS services on the portions of the radio spectrum set aside for those services. We obtained our domestic spectrum assets through application lotteries, mergers, acquisitions, exchanges, FCC auctions and allotments of cellular licenses.


 Coverage

  We have the largest network coverage of any wireless telephone carrier in the United States, with licensed and operational coverage in 49 of the 50 largest metropolitan areas. As of June 30, 2001, our built network, which includes approximately 16,000 cell sites, covers approximately 221 million potential customers and provides service to approximately 27.9 million subscribers. If we ultimately obtain all the licenses for which we were the winning bidder in the 2001 FCC auction and all legal challenges relating to the licenses are resolved, we will have licenses to provide service in all of the top 50 markets and in markets that have 255 million people, or approximately 91% of the U.S. population. In addition, we have signed numerous roaming agreements to ensure our customers can receive wireless service in virtually all areas in the U.S. where wireless service is available.

  While our 850 MHz markets are substantially built-out, many of our 1900 MHz markets have substantial build-out needs. Approximately 26 million people residing in our licensed areas, primarily in Florida, Illinois, Oklahoma, Oregon and Texas, do not receive coverage from our network. We will also need to build-out our networks for recently-acquired licenses for additional spectrum in various areas where we already provide service, such as Atlanta, Baltimore, Los Angeles and Philadelphia, and we will be required to meet the FCC's build-out requirements for any licenses we acquire as a result of the 2001 FCC auction within five years after their issuance.


  Our widespread 850 MHz network coverage provides us with a significant benefit as it allows us to offer service to our subscribers as well as subscribers to other wireless services whether they have CDMA digital phones, in which case they can use our digital services, where available, or TDMA or GSM dual-mode digital or analog phones, in which case they can use analog services on our 850 MHz network. Our widespread coverage helped us obtain our contract with General Motors to provide services to its OnStar system, as General Motors sought a wireless service provider that could offer extensive coverage. See "--Wireless Services--Voice Services--Telematics."


 Analog and Digital Service

  We offer analog and digital service in our 850 MHz markets and digital service in our 1900 MHz markets. We monitor our network performance by measuring the percentage of ineffective attempts, lost calls and call quality, and we believe that digital technology helps improve our performance in these areas. We believe that digital technology offers many advantages over analog technology, including substantially increased network capacity, lower operating costs per unit, reduced susceptibility to fraud and the opportunity to provide improved data transmissions. Digital service also provides clear benefits to our customers, including extended handset battery life, greater call privacy and enhanced services and features. We have made a major commitment to migrate subscribers from analog to digital service so both we and our customers can benefit from digital technology.

  We utilize digital and analog technology to provide our customers with a wide range of services. As of June 30, 2001, our network provided digital coverage to areas including approximately 93% of the population to which we provide service, or approximately 205 million people, which we believe is one of the largest built digital mobile wireless networks of any company in the United States, and to 17.9 million digital subscribers. Digital usage currently accounts for 89.5% of our busy hour traffic. We intend to eventually deploy our digital network throughout our service area, and we expect digital coverage to reach nearly 100% by the end of 2003. See "--Digital Technology."


 Digital Technology

  Current Technology

  We use digital CDMA technology in our digital markets, as we believe that this technology provides significant operating benefits. We believe that CDMA digital technology provides approximately eight times greater capacity than that of analog technology. CDMA has proven in the marketplace that it can provide significant operating and cost efficiencies. CDMA is also currently used by several other wireless providers in the United States, providing additional potential CDMA roaming partners and ensuring continued support and development of CDMA handsets and network equipment by manufacturers.


  While we believe that CDMA has competitive advantages, proponents of GSM and TDMA believe that those systems provide different advantages. TDMA is used by AT&T Wireless and Cingular Wireless, two of the leading wireless providers in the United States, while GSM is used throughout Europe, although VoiceStream Wireless Corporation is the only major wireless provider in the United States that exclusively uses GSM. AT&T Wireless and Cingular Wireless each have recently announced its intention to add a GSM-overlay to its network, which will increase the use of GSM in the United States. See "Risk Factors--Risks Related to our Business--Our technology may not be competitive with other technologies or compatible with next generation technology, which would harm our ability to retain and attract subscribers."


  We use an all-digital switching infrastructure. We have primarily deployed switches manufactured by Lucent, Motorola and Nortel, and we had over 145 mobile switching centers as of June 30, 2001.


  Next Generation Development Strategy

  The next generation of CDMA, known as "1XRTT," will allow us to offer high-speed wireless data services. Once it is fully deployed and all our customers are using next generation handsets, it is expected to double our network's voice capacity compared to the current version of CDMA, if all our subscribers currently used digital handsets; because some use analog handsets, our capacity would be increased even more upon migration of our network and all subscribers to 1XRTT. In order to be successful, any next generation strategy must allow the wireless provider to achieve a pervasive next-generation technology footprint quickly and cost effectively while maintaining spectral efficiency. We have added 1XRTT to parts of our metropolitan New York network, and we expect commercial deployment of 1XRTT to begin in New York and other major markets beginning in the fourth quarter of 2001. We expect to upgrade portions of our network that cover approximately 20% of the population covered by our network to 1XRTT technology by the end of 2001. 1XRTT is a packet-switched protocol capable of data rates ranging up to 144 kilobits per second, depending on network traffic levels, which will also allow us to develop significantly higher data rates for wireless data applications such as enterprise applications, image downloading, music, games, and full browsing capabilities for laptop customer users. While new handsets will be needed in order to take advantage of future next generation services and increased data rates, currently available handsets will continue to operate as they do today.






  In addition to 1XRTT, the CDMA technology path includes 1XEV, a technological upgrade that would follow 1XRTT. We expect 1XEV to be capable of data rates of up to 384 kilobits for mobile users per second and up to 2.4 megabits per second for stationary users. We will begin trialing 1XEV in 2002 and expect to be able to introduce it as needed to meet market demand.




  We will be able to implement 1XRTT and 1XEV by changing plug-in components and software in our CDMA network rather than replacing our existing network. Because 1XRTT and 1XEV involve upgrades and not replacements of our existing network, the capital expenditures necessary for the upgrades are more limited than those required for the replacement of our network. In March 2001, we announced an agreement with Lucent for the provision of next generation equipment as well as equipment for our current networks.






  Vodafone uses GSM technology in its networks, which is not compatible with our technology. We are currently working with Vodafone and vendors to develop a handset that will work on our 1XRTT network and Vodafone's networks and will permit international roaming. See "--Wireless Services--Handsets."



 Cost Structure

  An effective and efficient network is necessary to ensure that we have a competitive cost structure. Digital technology helps us improve our network's effectiveness and efficiency by enhancing capacity and providing network usage with less capital and operating expense per minute of use than analog technology. Fixed costs, such as towers, shelters and other common equipment, are reduced per minute of use as they can be spread over a larger number of minutes because of the higher capacity of a CDMA digital network compared to analog networks. Features associated with digital technology may also lead to lower per minute costs. For example, parts of our network provide over-the-air programming of handsets, which, in the initial programming, selects the most cost-effective roaming partners using preferred roaming lists.


  We have also undertaken other initiatives to reduce our network cost and improve efficiency. While we currently use Sprint Corporation and other providers for our long distance services, in October 1998 we purchased a microwave network that extends from New York to Texas. This network provides two main benefits. First, it supports the carriage of our wireless long distance in those areas. Second, it provides redundancy for service interruption to other facilities, which is less expensive than purchasing alternative services from a third party. In addition, we have our own Signaling System 7, or SS7, network and thus have significantly reduced the need to pay others for those services. SS7 is a separate signaling channel needed for call set-up and advanced calling features. We have also consolidated our predecessor companies' seven network operations control centers to three facilities and expect to further consolidate into two centers.


  The continued build-out and upgrade of our network, including capacity enhancement and transition to digital services, will require significant capital outlays. See "Risk Factors--Risks Related to Our Business--We need to continue the build-out and upgrading of our network, and we cannot assure you that we will be able to continue to do so on a timely basis or at all; our failure to do so could prevent us from providing competitive, quality services" and "--We have substantial cash requirements for network expansion and upgrade and cannot assure you that we will be able to finance them."


 CDPD Network

  We launched the first commercial CDPD service in the United States in 1994 and now offer CDPD data transmission at speeds of up to 19.2 kilobits per second in major metropolitan areas that contain approximately 73 million people, which represents over 25% of the U.S. population. In addition, our CDPD customers can roam on the CDPD networks of other wireless providers, which in total cover areas with an additional 89 million people. As of June 30, 2001, we had approximately 108,000 CDPD subscribers.


 Spectrum

  We currently own a combination of spectrum in the 850 MHz and 1900 MHz bands. These bands consist of blocks of 10, 15, 25 and 30 MHz of spectrum, which combine to give us spectrum levels ranging from 10 MHz up to 45 MHz. We own at least 25 MHz blocks of spectrum in 49 of the top 50 markets in the U.S. We also own 10 MHz of Wireless Communications Service band spectrum in the 2.3 GHz band in markets throughout the Northeastern United States. We expect that the demand for our wireless services will grow over the next several years as the demand for both traditional wireless voice services and new wireless data Internet services increase significantly. See "--Industry Overview."


  As is the case with many other wireless providers, we anticipate that we will need additional spectrum to meet anticipated demand. We will seek to obtain additional spectrum in a variety of ways. One of the primary means to acquire additional spectrum is through participation in FCC auctions. On January 29, 2001, the FCC completed an auction of 422 licenses for 10 MHz or 15 MHz of spectrum in the 1900 MHz band. We were the winning bidder for 113 of the licenses, including for two 10 MHz licenses in each of New York, Boston and Seattle and one 10 MHz license in each of Los Angeles, Chicago, Philadelphia and San Francisco, and committed to pay a total bid price of approximately $8.8 billion. These 113 licenses cover areas where more than 167 million people reside. We already are licensed to provide services in areas covering approximately 157 million of these people, and intend to use the licenses to augment our capacity; the licenses for areas covering the remaining 10 million people are in areas where we do not currently provide service, including Oklahoma City, which is the only one of the top 50 markets where we do not currently provide service, and would expand our national coverage.


  We have filed applications with the FCC for licenses for all of the markets and there were no legal challenges to our qualifications to acquire the licenses. We were awarded 33 of the 113 licenses in August 2001. Our purchase price for those 33 licenses was approximately $82.4 million. However, NextWave Personal Communications Inc., the entity that originally held most of the reauctioned 1900 MHz spectrum, has successfully appealed to the federal courts challenging the FCC's action cancelling its licenses and reclaiming the spectrum, and the 80 remaining licenses are subject to this and other related litigation. See "--Regulatory Environment--Spectrum Acquisitions." If we are not awarded all of the spectrum licenses we won in the auction, we will need additional spectrum in some of our most densely populated markets to meet anticipated demand within the next three years. The acquisition of the 1900 MHz spectrum, while it would help us to meet our shorter-term spectrum needs, would still leave a longer-term capacity risk.




  The spectrum for which we were the high bidder in the recent 1900 MHz auction, as well as other spectrum we already hold, is subject to the FCC spectrum "cap" that limits the amount of cellular, specialized mobile radio and 1900 MHz spectrum that a carrier may own in any one market to either 45 MHz or 55 MHz, depending on market size and other factors. In November 2001, the FCC announced that it will raise the spectrum cap to 55 MHz until January 1, 2003 and then eliminate it entirely.




  There may be additional opportunities for us to acquire spectrum through auctions. The FCC is considering allocation of more spectrum in other bands that would be suitable for mobile and fixed wireless services and may determine to reallocate a portion of those bands for those services. In addition to the auction process, we could seek to acquire spectrum in the secondary market or to purchase capacity from other providers and resell it to our customers. See "Regulatory Environment-Spectrum Acquisitions" and "Risk Factors--Risks Related to Our Business--We may not be able to obtain the additional licensed radio frequency spectrum that we require, which would result in degradation of the quality of our existing service, and a reduction in our ability to provide new services."


 Messaging and Narrowband PCS

  We currently have three nationwide one-way messaging channels for use by our paging network and one nationwide asymmetrically paired 50-12.5 kilohertz narrowband PCS license. We also resell narrowband PCS services using other carriers' networks. In addition, we have numerous market area licenses for one-way messaging and three regional asymmetrically paired 50-12.5 kilohertz narrowband PCS licenses. Our network, either directly or through reselling arrangements, provides local, regional and nationwide messaging and narrowband PCS services in all 50 states, the District of Columbia and portions of Canada to approximately 3.0 million subscribers.


Information Systems



  Our information systems consist of the following systems: billing, point of sale, provisioning, customer care, data warehouse, fraud detection and prevention, financial and human resources. These systems are comprised of systems from our predecessor companies. For example, in April 2000, we had 13 major billing systems and over 150 other systems keyed to the customer's geographic location. Over the last year, we have made progress in consolidating and integrating these systems, as we have completed the integration of our human resources management systems and internal financial reporting systems and currently have eight billing systems and 90 other systems. We have developed plans to further integrate and consolidate these systems into two billing systems and less than 30 other systems. This will help us achieve significant cost savings and further streamline our business processes and operations. For example, we have been able to substantially reduce our bill production costs as a result of integration and cost savings efforts to date.


  We anticipate that the full implementation of these plans will be completed in 2003 and will contribute to a reduction in our operating costs and expenses as a percentage of revenues during each stage of the implementation. We employ experienced professionals who have in the past successfully consolidated billing systems during tenures at our predecessor companies. Because of our past experience, we understand the complexities of consolidating these various systems. However, we may encounter difficulties that could cause disruptions in some of our markets while we integrate the systems. See "Risk Factors--Risks Related to Our Business--We may have difficulties integrating the various businesses that form our company, which could cause lapses in our service and divert our management's attention."


Competition

  There is substantial competition in the wireless telecommunications industry. We expect competition to intensify as a result of the consolidation of the industry, the entrance of new competitors, the development of new technologies, products and services, the auction of additional spectrum and regulatory changes. Other wireless providers, including other cellular and PCS operators and resellers, serve each of the markets in which we compete. We currently provide service to 49 of the top 50 markets in the U.S., and these 49 markets have an average of five other competing wireless providers. Competition also may increase to the extent that smaller, stand-alone wireless providers transfer licenses to larger, better capitalized and more experienced wireless providers.


  We compete primarily against five other major wireless service providers:
AT&T Wireless, Cingular Wireless, Nextel Communications, Inc., Sprint PCS and VoiceStream. The wireless communications industry has been experiencing significant consolidation, and we expect that this trend will continue. This consolidation trend may create additional large, well-capitalized competitors with substantial financial, technical, marketing and other resources to compete with our offerings.






  We believe that the following are the most important competitive factors in our industry:


  . Brand recognition. We introduced the Verizon Wireless brand name in April 2000 and believe that we have developed strong brand recognition. Some of our competitors have brands that are well-established and have even greater brand recognition, but other competitors have brand names that have been more recently introduced or have less brand recognition.


  . Network coverage. In recent years, competition in our industry has led to lower prices and to the popularity of pricing plans that do not charge for roaming. As a result, the ability to offer national coverage through one's own network is important. The ability to provide service over a single network also offers other advantages, including the ability to ensure uniform performance and the availability of features throughout the country, as many features are not fully available through roaming partners. We have extensive coverage, but it is not national, and we will need to expend significant amounts to complete our network. None of our competitors has as extensive a network as we do, and most have build-out needs, but some have affiliate relationships with other wireless providers that permit them to reduce the cost of roaming through preferential arrangements.

  . Digital service. Digital service offers benefits to the customer and also permits a network to have greater capacity. Our network is not yet fully digital, but some of our competitors have fully digital networks. In addition, those competitors with fully digital networks generally have higher average revenue per subscriber.


  . Technology. CDMA, GSM and TDMA each have their own strengths and weaknesses. See "--Our Network--Digital Technology--Current Technology."


  . Customer Service. Quality customer service and care is essential to ensure that existing customers do not terminate service and to obtain new customers. We are very focused on improving our customer service and care through our call center improvement plan and new "worry free guarantee." Most of our competitors are also focusing on improving customer service and care.


  . Capital resources. In order to expand and build-out networks and introduce next generation services, wireless providers require significant capital resources. We have more operating cash flow than any other provider and have well-capitalized principal stockholders. Some of our competitors also have significant cash flow and well-capitalized owners, but others have not yet achieved the number of subscribers necessary to permit them to realize economies of scale or generate sufficient revenues to cover fixed costs, and as a result have little or no operating cash flow.


  As a result of competition, we may encounter further market pressures to:

  .  reduce our service prices;

  .  restructure our service packages to offer more value; or

  . respond to particular short-term, market-specific situations, for example, special introductory pricing or packages that may be offered by new providers launching their service in a particular market.

  We also expect to increase our advertising and promotional spending to respond to competition. In addition, some of the indirect retailers who sell our products also sell many of our competitors' products. All of these conditions may lead to possible consumer confusion and increasing movement of customers between competitors and could have a material adverse effect on our results of operations. Our ability to compete successfully will depend in part on our marketing efforts and on our ability to anticipate and respond to various competitive factors affecting the industry, including the factors described above, new services and technologies, changes in consumer preferences, demographic trends, economic conditions and pricing strategies by competitors.


Properties

  We maintain our corporate headquarters in Bedminster, New Jersey and have four area and 22 regional offices, as well as additional offices for our paging services, located throughout the United States. We also maintain facilities comprised of administrative and sales offices, customer care centers, retail sales locations, switching centers, cell sites, data centers and product distribution centers. Locations are generally leased to provide maximum flexibility, with the exception of switching centers, which are usually owned due to their critical role in the network and high set-up and relocation costs.


  As of June 30, 2001, we operated approximately 1,180 retail stores, kiosks and carts that support our direct distribution channel. Additionally, we had 146 offices and seven warehouses. At that date, network properties included approximately 145 switching locations and 16,000 cell sites, as well as additional properties for our paging network. We believe that our facilities are suitable for their purposes and that additional facilities can be secured for our anticipated needs, although we may have difficulty obtaining additional cell sites. See "Risk Factors--Risks Related to Our Business--We need to continue the build-out and upgrading of our network, and we cannot assure you that we will be able to continue to do so on a timely basis or at all; our failure to do so could prevent us from providing competitive, quality services."


  Many of our store leases contain provisions prohibiting a change in control of the lessee or permitting the landlord to terminate the lease or increase rent upon a change in control of the lessee. These provisions may have been applicable to the contribution of GTE Wireless, Vodafone and PrimeCo assets to the partnership. Based primarily upon our belief that (1) we maintain good relations with the substantial majority of our landlords, (2) most of our leases are at market rates and (3) we have historically been able to secure suitable leased property at market rates when needed, we believe that these provisions will not have a material adverse effect on our business or financial position.

Environmental Matters

  We are subject to various foreign, federal, state and local environmental protection and health and safety laws and regulations, and we incur costs to comply with those laws. We own or lease real property, and some environmental laws hold current or previous owners or operators of businesses and real property liable for contamination on that property, even if they did not know of and were not responsible for the contamination. Environmental laws may also impose liability on any person who disposes of hazardous substances, regardless of whether the disposal site is owned or operated by such person. Although we do not currently anticipate that the costs of complying with environmental laws will materially adversely affect us, we cannot ensure that we will not incur material costs or liabilities in the future due to the discovery of new facts or conditions, the occurrence of new releases of hazardous materials or a change in environmental laws.

Employees

  As of June 30, 2001, we employed approximately 38,500 employees. We consider our relationship with our employees to be good. Fewer than 60 of our employees are represented by unions. However, as a result of commitments we have made to two unions, we expect an increase in organizing activities. We cannot predict what level of success the unions may have in organizing our employees. See "Risk Factors--Risks Related to Our Business--Labor unions may attempt to organize our employees, and we cannot predict the impact of unionization efforts on our costs."


Intellectual Property

  We rely on a combination of copyright, patent, trademark, trade secret and other intellectual property rights together with confidentiality and/or license agreements with our employees, customers and others to protect our proprietary rights. We own or license from our principal stockholders a variety of patents for wireless technology. Some of these patents are licensed to AirTouch Communications, Inc., a subsidiary of Vodafone, which can sublicense them to others. In addition, we own a variety of trademarks, but license the majority of the marks we use from our principal stockholders on a non-exclusive basis.


  Verizon Communications owns the trademarks issued for "Verizon" and "Verizon Wireless" and some service offering names but licenses them and other marks to the partnership on a non-exclusive basis until 2 1/2 years after it ceases to own any interest in our company or the partnership begins to use a different brand name. See "Risk Factors--Risks Related to Our Principal Stockholders--We have non-exclusive licenses, which can be terminated, to use the Verizon Wireless brand name and some service offering names; this could permit others to market their services under similar names, which could cause confusion and potentially hurt our reputation, and could require us to spend significant amounts to develop a new brand identity in the future" and "Certain Relationships and Related Party Transactions--Verizon Communications Intellectual Property Arrangements."


Legal Proceedings

  From time to time, we are a party to various litigation matters incidental to the conduct of our business. We are a defendant in a number of actions, including class actions, arising out of our business as well as the business affairs of the AirTouch, Cellco Partnership, GTE Wireless and PrimeCo entities that now comprise Verizon Wireless.

  Under the U.S. Wireless Alliance Agreement between Vodafone and Verizon Communications, the partnership has rights of indemnification from Vodafone and Verizon Communications. Generally, under this agreement, Vodafone and Verizon Communications, as the successor to Bell Atlantic and GTE, are required to indemnify the partnership for losses, as that term is defined in the underlying agreements, that may be incurred in connection with wireless businesses formerly conducted by Vodafone, Bell Atlantic and GTE, and pertaining to events which occurred or causes of action which existed prior to April 3, 2000, with respect to Vodafone and Bell Atlantic, and prior to July 10, 2000, with respect to GTE. This indemnification does not apply to PrimeCo assets contributed to the partnership and is subject to exceptions. See "Certain Relationships and Related Party Transactions--U.S. Wireless Alliance Agreement."


  To the extent, therefore, that the partnership may be subject to liability or loss in connection with any of the following matters and arising out of events or causes of action which existed prior to the dates set forth above, the partnership intends to exercise its right to be indemnified by Vodafone or Verizon Communications for such liability or loss. The partnership has no indemnification rights with respect to liabilities arising out of the formation of the partnership. See "Certain Relationships and Related Party Transactions-- U.S. Wireless Alliance Agreement."




  We are a defendant in a purported class action brought on behalf of California consumers alleging antitrust violation and/or unfair trade practices claims. The suit includes claims of a conspiracy to "horizontally allocate" customers and a conspiracy to fix the wholesale and retail prices of cellular telephone service. The plaintiffs seek treble damages and an injunction. The case is in a preliminary phase. This suit falls under the indemnification provisions in the alliance agreement.


   We are a defendant in a number of purported class actions brought on behalf of subscribers throughout the country and alleging common law and statutory claims of misrepresentation, inadequate disclosure, unfair trade practices or breach of contract related to our advertising, sales, billing and collection practices. These include claims relating to the practice, and alleged nondisclosure, of rounding up of partial minutes of airtime usage to full minute increments, send-to-end billing, negative options, ring time billing, billing for busy or incomplete calls, billing while roaming, first incoming minute free feature, monthly charges for bundled minutes, below cost sales, early disconnection charges, charges for local and toll calls, handset insurance, price discrimination and other practices and charges, as well as the adequacy of our wireless coverage and the quality of service. The actions are in various stages of the litigation process. Plaintiffs in these putative class actions have not specified the alleged damages they seek. We are not currently able to assess the impact, if any, of these actions on our financial position or results of operations.


  On March 21, 2001, we received a letter of inquiry on behalf of 22 state Attorneys General offices, requesting information concerning the advertising and marketing of various products and services offered by Verizon Wireless, as well as information concerning various billing practices. We have provided documents and other information responsive to the request and have met with representatives of the Attorneys General. We cannot predict whether or not this inquiry will continue and, if it does, what impact, if any, it may have on our business practices or results of operations.

  We are also a defendant in two lawsuits alleging patent infringement. We are defending a suit filed by MLMC, Ltd. in U.S. District Court in Delaware on November 12, 1999, alleging that the defendants were infringing or contributing to the infringement of two patents held by or licensed to the plaintiff related to analog switch mechanisms and secure mobile telephone technology. Plaintiff is seeking unspecified damages and injunctive relief. We are also defending a suit in U.S. District Court in Massachusetts filed by Freedom Wireless, Inc. against AirTouch and Bell Atlantic Mobile, among others, alleging that the defendants were infringing or contributing to the infringement of patents held by the plaintiff related to prepaid wireless service technology. Plaintiff seeks unspecified monetary damages as well as injunctive relief. Both of these cases are at a preliminary stage, and we are not currently able to assess the impact, if any, of these actions on our financial position or results of operations. However, an adverse decision could materially affect our prepaid business and impair our national digital prepaid plan. In each of these actions, we intend to assert or already have asserted, the right to be indemnified by our vendors for any losses arising out the claims of infringement asserted against us. These matters are also covered, in part, by the indemnification provisions in the alliance agreement. However, the indemnification claims are unlikely to cover the full cost of defense and potential liability.


  We are a defendant in a number of cases in various courts involving claims by former agents and resellers who allege that we breached our contracts with those agents and resellers, have tortiously interfered with their contractual relationships with others and have engaged in fraud and unfair competition. Some of the complaints have further alleged that we are a franchisor under applicable state franchise law and have violated franchise laws in our relationship with them. State franchise laws often provide for treble damages for violations. We believe that we are not a franchisor under state law in these cases. We are not currently able to assess the impact, if any, of these actions on our financial position or results of operations.


  We are a defendant in lawsuits alleging personal injuries, including brain cancer, from wireless phone use, specifically Christopher Newman, et al. v. Motorola, Inc., et al., pending in U.S. District Court in Maryland, and Gibb Brower, et al. v. Motorola, Inc., et al., filed in California Superior Court, San Diego, California. Between April and June 2001, we and various other wireless carriers and various phone manufacturers became defendants in statewide class actions, including, Farina, et al. v. Nokia Inc., et al., Pennsylvania Court of Common Pleas, Philadelphia County; Gilliam, et al. v. Nokia Inc., et al., New York Supreme Court, Bronx County; Pinney, et al. v. Nokia Inc., et al., Maryland Circuit Court, Baltimore County; and Gimpelson et al. v. Nokia Inc., et al., Georgia Superior Court, Fulton County. All the suits have been removed to federal court. Plaintiffs in these suits claim that wireless phones were defective and unreasonably dangerous because the defendants failed to include a proper warning about alleged adverse health effects, failed to encourage the use of a headset, and failed to include a headset with the phone. We believe we are entitled to indemnification by handset manufacturers in connection with these claims and intend to pursue those rights. In each of these actions arising out of personal injury claims, we believe that we have, and have asserted, insurance coverage claims for any losses arising out of the claims asserted against us. These matters are also covered by the indemnification provisions in the alliance agreement. In addition, we believe that we have strong defenses that we have asserted or will assert in these proceedings. An adverse outcome in this litigation could have a material adverse effect on our results of operations, financial conditions and/or prospects. See "Risk Factors--Risks Related to Our Industry--Concerns about alleged health risks relating to radio frequency emissions may reduce demand for our services and cause us to pay significant damages or settlements."


  We are a defendant in a matter relating to our Los Angeles market, in which a general partner in the wireless partnership managed by one of our subsidiaries alleges that the transfer of Vodafone's ownership of the general partner to us violated rights of the other general and/or limited partners. The claim seeks various remedies, including dissolution of the partnership, removal of us as the general partner and damages. The United States District Court in the litigation, United States Cellular Investment Company of Los Angeles v. AirTouch Cellular, et al. has awarded summary judgment to us, but the plaintiff has appealed. An adverse decision could have a material adverse impact on our operations.


  We are also a defendant in other legal actions involving claims incidental to the normal conduct of our business, including actions by customers, vendors and employees. We believe that these other actions will not be material to our financial position or results of operations.

Regulatory Environment

  The FCC regulates the licensing, construction, operation, acquisition and transfer of wireless systems in the United States pursuant to the Communications Act of 1934, as amended by the Telecommunications Act of 1996 and other legislation and the associated rules, regulations and policies promulgated by the FCC.


  To use the radio frequency spectrum in the United States, wireless communications systems must be authorized by the FCC to operate the wireless network and mobile devices in assigned spectrum segments and must comply with the rules and policies governing the use of the spectrum as adopted by the FCC. These rules and policies, among other things, (1) regulate our ability to acquire and hold radio spectrum, (2) impose technical obligations on the operation of our network, (3) impose requirements on the ways we provide service to and communicate with our customers, (4) regulate the interconnection of our network with the networks of other carriers, (5) obligate us to permit unrestricted resale of our services by resellers and to serve roaming customers of other wireless carriers and (6) impose a variety of fees and charges on our business that are used to finance numerous regulatory programs and part of the FCC's budget.

  The process of obtaining U.S. operating authority for a wireless system requires three separate proceedings to be completed by the FCC: (1) allocating radio frequency spectrum segments for the services, (2) adopting rules and policies to govern the operation of the wireless systems in the allocated spectrum segments and (3) issuing licenses to applicants for use of the spectrum allocations.


  In addition, because licenses are issued for only a fixed time, generally 10 years, we must periodically seek renewal of those licenses. The FCC will award a renewal expectancy to a wireless licensee that has provided substantial service during its past license term and has substantially complied with applicable FCC rules and policies and the Communications Act. The FCC has routinely renewed wireless licenses in the past, and none of our licenses has ever been denied or even challenged. However, the Act provides that licenses may be revoked for cause and license renewal applications denied if the FCC determines that a renewal would not serve the public interest. Violations of FCC rules may also result in monetary penalties or other sanctions. FCC rules provide that competing renewal applications for licenses will be considered in comparative hearings and establish the qualifications for competing applications and the standards to be applied in hearings.


  Wireless systems are subject to Federal Aviation Administration and FCC regulations governing the location, lighting and construction of transmitter towers and antennas and are subject to regulation under federal environmental laws and the FCC's environmental regulations, including limits on radio frequency radiation from mobile handsets and antennas. State or local zoning and land use regulations also apply to tower siting and construction activities.


  We are licensed to use radio frequencies in several different spectrum allocations that are available for a wide range of communications services, even though the services may have different names and use different frequencies. Generally, those services can be divided into "broadband" services, which can be used for voice as well as data and messaging services, and "narrowband," which are used for nonvoice services, principally paging and messaging services. These two broad categories are separately discussed below.

 Broadband Wireless Services Systems

  We hold geographic service area licenses granted by the FCC to provide cellular, PCS and Wireless Communication Services. While most of our competitors primarily hold cellular or PCS licenses, one of our principal competitors, Nextel Communications, provides wireless services on frequencies allocated to the "Specialized Mobile Radio" service. We do not hold specialized mobile radio licenses.


  A cellular system operates on one of two 25 MHz frequency blocks, known as the "A" and "B" blocks, in the 850 MHz band that the FCC allocates for cellular radio service. Cellular systems principally are used for two-way mobile voice applications, although they may be used for data applications and fixed wireless services as well. Cellular licenses are issued for either metropolitan statistical areas or rural service areas, two in each area. No entity may hold both the A and B blocks in a single metropolitan statistical area or rural service area.


  A broadband PCS system operates on one of six frequency blocks in the 1800-1900 MHz bands that the FCC allocated for personal communications services. PCS systems generally are used for two-way voice applications although they may carry two-way data communications and fixed wireless services as well. For the purpose of awarding PCS licenses, the FCC has divided the United States into 51 large regions called major trading areas, which are comprised of 493 smaller regions called basic trading areas. The FCC awarded two PCS licenses for each major trading area, known as the "A" and "B" blocks, and four licenses for each basic trading area known as the "C," "D," "E," and "F" blocks. The two major trading area licenses authorize the use of 30 MHz of PCS spectrum. One of the basic trading area licenses is for 30 MHz of spectrum, and the other three are for 10 MHz each.


  The FCC permits licensees to split their licenses and assign a portion, on either a geographic, or "partitioned," basis or on a frequency, or "disaggregated," basis or both, to a third party. We hold some disaggregated spectrum in various markets.




  Under the FCC's current rules specifying spectrum aggregation limits affecting wireless licensees, no entity may hold attributable interests, generally 20% or more of the equity of, or an officer or director position with, the licensee, in licenses for more than a total of 45 MHz of combined PCS, cellular and various specialized mobile radio services where there is significant overlap in any geographic area. Significant overlap is defined to occur when at least 10% of the population of the PCS licensed service area is within the cellular and/or specialized mobile radio service area(s). In 1999, the FCC increased this limit to 55 MHz in situations in which a 25 MHz cellular rural service area is attributed to a 30 MHz PCS license. These spectrum "caps" restrict us from acquiring all of the spectrum we anticipate we will need to meet future demand for third generation technology services. In November 2001, the FCC announced that it will raise the spectrum cap to 55 MHz until January 1, 2003 and then eliminate it entirely. The 700 MHz and WCS bands are not subject to the cap.


  We must satisfy a range of FCC-specified coverage requirements. For example, all 30 MHz PCS licensees must construct facilities that offer coverage to one-third of the population of the service area within five years of the original license grants and to two-thirds of the population within 10 years. All 10 MHz PCS licensees must construct facilities that offer coverage to one-fourth of the population of the licensed area or "make a showing of substantial service in their license area" within five years of the original license grants. Licensees that fail to meet the coverage requirements may be subject to forfeiture of the license. We have met the coverage requirements that have applied to our system to date. However, we must still meet the coverage requirements for licenses in portions of Oklahoma and Oregon where we do not currently provide service as well as for recently acquired licenses for additional spectrum in various areas where we already provide service by April 2002. We will also be required to meet the FCC's build-out requirements for the licenses for which we were the winning bidder in the 2001 FCC reauction within five years after their issuance.




  In addition to cellular and PCS licenses, we currently hold several Wireless Communication Services licenses. A Wireless Communication Services system operates on one of two 10 MHz frequency blocks in the 2300 MHz band. In 1997, the FCC granted licenses for this service in geographical areas known as "Regional Area Economic Groupings," each of which is comprised of multiple "Major Economic Areas." Wireless Communication Services spectrum is not subject to the spectrum aggregation limits, but is subject to most other FCC rules and policies governing the licensing and operation of wireless systems.


  We use common carrier point-to-point microwave facilities and dedicated facilities leased from communications companies or other common carriers to connect our wireless cell sites, and to link them to the main switching office. Where we use point-to-point microwave facilities, the FCC licenses these facilities separately, and they are subject to regulation as to technical parameters and service. Microwave licenses must also be renewed every 10 years.

 Narrowband Services

  We hold a variety of authorizations granted by the FCC to provide paging services, including two nationwide paging licenses. We hold paging authorizations in the 150 MHz, 450 MHz and 900 MHz paging bands. These licenses are assigned both on a per transmitter basis and on a geographic area basis. Paging licenses were awarded historically on a per transmitter basis and most of our paging licenses were awarded on this basis.


  In 2000, the FCC commenced auctioning geographic area licenses on a major economic area basis for the paging spectrum. We were awarded geographic area licenses for 900 MHz paging spectrum for primarily the same geographic areas that we currently hold licenses, although we did not obtain geographic area licenses for all areas in which we are licensed on a site-by-site basis.


  In 1994, the FCC allocated two MHz within the 900 MHz spectrum band for the provision of narrowband PCS services. The FCC established a channel plan for this narrowband PCS spectrum and licensed it on a nationwide, regional, major trading and basic trading area basis. The FCC also set aside an additional one MHz of 900 MHz spectrum for narrowband PCS, but did not establish a channel plan or geographic licensing mechanism for this reserve spectrum. We hold one nationwide narrowband PCS license and three regional narrowband PCS licenses.



 Transfers and Assignments of Wireless Licenses

  The Communications Act and FCC rules require the FCC's prior approval of the assignment or transfer of control of a license for a wireless system. Before we can complete any such purchase or sale, we must file appropriate applications with the FCC, and the public is by law granted a period of time, typically 30 days, to oppose or comment on them. In addition, the FCC has established transfer disclosure requirements that require licensees who assign or transfer control of a license acquired through an auction within the first three years of their license terms to file associated sale contracts, option agreements, management agreements or other documents disclosing the total consideration that the licensee would receive in return for the transfer or assignment of its license. Non-controlling minority interests in an entity that holds a FCC license generally may be bought or sold without FCC approval, subject to the FCC's spectrum aggregation limits. However, notification and expiration or earlier termination of the applicable waiting period under Section 7A of the Clayton Act by either the Federal Trade Commission or the Department of Justice may be required, as well as approval by, or notification of, state or local regulatory authorities having competent jurisdiction, if we sell or acquire wireless systems.

 Foreign Ownership

  Under existing law, no more than 20% of an FCC licensee's capital stock may be directly owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. If an FCC licensee is controlled by another entity, up to 25% of that entity's capital stock may be owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. Indirect foreign ownership above the 25% level may be allowed should the FCC find such higher levels not inconsistent with the public interest. These requirements apply to licensee partnerships as well as corporations.


  In its March 30, 2000 order approving the combination of the U.S. wireless operations of Verizon Communications and Vodafone, the FCC concluded that the public interest would be served by allowing us to be indirectly owned by Vodafone in an amount up to 65.1%, but stated that additional FCC approval would be necessary before Vodafone could increase its investment further. The FCC also stated that it would have to approve in advance any acquisition by any other foreign entity or entities, in the aggregate, of an ownership interest of 25% or more. In addition, as part of the FCC's approval of the combination between Verizon Communications and Vodafone, the parties entered into an agreement with the U.S. Department of Defense, Department of Justice and Federal Bureau of Investigation which imposes national security and law enforcement-related obligations on the ways in which we store information and otherwise conduct our business.


 Spectrum Acquisitions

  As is the case with many other wireless providers, we anticipate that we will need additional spectrum to meet anticipated demand. We can attempt to meet our needs for new spectrum in two ways, by acquiring spectrum held by others or by acquiring new spectrum licenses from the FCC. The Communications Act requires the FCC to award new licenses for most commercial wireless services to applicants through a competitive bidding process. Therefore, if we need additional spectrum, we may be able to acquire that spectrum by participating in an auction for any new licenses that may become available or by purchasing existing facilities and incorporating them into our system, provided that we are permitted to do so under FCC rules. We cannot assure you that we will be able to acquire spectrum to meet our projected needs on a timely basis or at all, given the competition for licenses among commercial mobile radio service providers and others seeking to become mobile radio service providers.


  In December 2000, the FCC began an auction of C-block and F-block PCS licenses that have been reclaimed from high bidders in previous auctions. Under changes in the PCS rules that the FCC had adopted in August 2000, the available C-block licenses were divided into three 10 MHz licenses. These licenses, as well as a number of 15 MHz licenses, were included in the December 2000 auction. Although we were allowed to bid on at least one 10 MHz licenses in each market where multiple 10MHz licenses were auctioned, and the 15 MHz licenses in most markets where such licenses were available, the FCC set aside most of the 10 MHz licenses and some of the 15 MHz licenses for bidding only by "designated entities," which are generally defined as small businesses. Because we did not qualify as a designated entity, we were not able to bid on those licenses. On January 29, 2001, the FCC completed the auction. We were the winning bidder for 113 of the 422 licenses offered, including two 10 MHz licenses in each of New York, Boston and Seattle and one 10 MHz license in each of Los Angeles, Chicago, Philadelphia and San Francisco, and committed to pay a total bid price of approximately $8.8 billion. We have already paid $1.8 billion as a deposit. These 113 licenses cover areas where more than 167 million people reside. We already are licensed to provide services in areas covering approximately 157 million of these people, and intend to use the licenses to augment our capacity; the licenses for areas covering the remaining 10 million people are in areas where we do not currently provide service, including Oklahoma City, which is the only one of the top 50 markets where we do not currently provide service, and would expand our national coverage. Overall, we will increase the average spectrum capacity throughout our licensed area by nearly 20% and, in the top 50 markets, by almost 30%.


  There were no legal challenges to our qualifications to acquire these licenses. We were awarded 33 of the 113 licenses in August 2001. Our purchase price for those licenses was approximately $82.4 million. However, 67 of the remaining 80 licenses that were reauctioned are the subject of litigation by the original licensee, NextWave Personal Communications, Inc., which successfully appealed the FCC's action cancelling NextWave's licenses and reclaiming the spectrum. On June 22, 2001, the U.S. Court of Appeals for the D.C. Circuit reversed the FCC's action, finding that the cancellation of the licenses violated the federal bankruptcy law. The FCC subsequently reinstated NextWave's licenses, but on October 19, 2001, filed a petition for certiorari with the United States Supreme Court seeking reversal of the appeals court's decision. We filed a separate petition for certiorari on the same day that also sought reversal of the appeals court's decision. The Supreme Court will likely not decide whether to hear the appeal until late 2001 or 2002. Even if it grants review, it can still affirm the appeals court. In that event, the invalidation of the auction of the NextWave licenses would be final and we would have no right to acquire these licenses. In addition, the other 13 licenses have not been granted because of other litigation. In the meantime, the FCC continues to hold our $1.8 billion deposit that was made in partial payment for these licenses, and is not paying interest on that deposit. Settlement discussions have been ongoing, but there can be no assurance that these discussions will be completed or that they will result in the grant to us of the licenses.


  The FCC plans to conduct an auction of licenses in the 700 MHz band in June 2002. Existing television stations currently operate on channels 60-69 in this band. Although these stations have been awarded a second channel to establish digital service, they also have the right to continue operation on the current channel through 2006, and potentially longer if various conditions are not met. The FCC will offer one 20 MHz and one 10 MHz license in the 700 MHz band in each of six geographic areas of the country. Absent "clearing" of the 700 MHz band by stations earlier than current law requires, this spectrum would be of limited use in the short-term for mobile services. The FCC has separately proposed to license additional 700 MHz band spectrum, which would be of limited use for the same reason.


  There are additional spectrum bands that may be suitable for our business, but this spectrum has not been allocated nor are auctions of this spectrum imminent.

  At the International Telecommunications Union's, or "ITU," May 2000 World Radiocommunication Conference, the member countries identified certain spectrum bands for use internationally by services meeting the ITU's International Mobile Telecommunications-2000, or IMT-2000, standard, which would include third generation technologies. Previously, the ITU had identified the 1885-2025 MHz and 2110-2200 MHz bands for IMT-2000 services.


  Two new bands for the terrestrial component of IMT-2000 services were identified at 1710-1885 MHz and 2500-2690 MHz. The multi-band approach is intended to allow individual countries to decide at a national level the bands to make available for IMT-2000 services, the services to specify for each band used, the transition procedures to implement IMT-2000 services and the timing of availability for any bands. The conference decision does not place a priority on any specific band nor does it preclude the use of the designated bands for other types of mobile services or by existing services.

  In the United States, the 1710-1850 MHz band is used by the Federal government, though the 1710-1755 MHz band has been reallocated for commercial use with availability beginning in 2004. The 2500-2690 MHz band is allocated for fixed terrestrial, wireless services. The spectrum at 1885-2025 MHz is used for PCS and Mobile-Satellite Service, and the 2110-2200 MHz band is used for fixed microwave services and Mobile Satellite Service. The presence of many incumbent users, including the federal government itself, on much of the specified spectrum has led to protracted proceedings before the FCC and other federal agencies. There is no certainty that any of this spectrum will be cleared for allocation and licensing for commercial wireless services. With regard to the 1755-1850 MHz portion of the government band that has not been reallocated for commercial use, most of the band is currently being used in various locations by the Department of Defense for defense communications systems. In response to heightened concerns over national security and defense, the government announced in early October that it would focus on the reallocation of the 1755-1770 MHz band, and is not likely to reallocate any portion of the 1770-1850 MHz band in the near term. In September, the FCC determined that it would not make available for auction for 3G services the 2500-2690 band, principally because this spectrum is already encumbered. With regard to the other spectrum identified for IMT-2000 services, the FCC has begun a broad rulemaking to consider whether, and if so, how, to relocate any of the existing users of this spectrum. Because the identified spectrum is encumbered by existing users, a band sharing plan or relocation of incumbent users is necessary before the spectrum is fully useable for new mobile services. Even if the FCC allocates new spectrum for IMT-2000 services, it must then adopt rules governing requirements for providing service, and then conduct one or more auctions to award licenses. While we intend to pursue additional spectrum allocations vigorously, we can provide no assurance that we will be successful in that effort, particularly given the significant obstacles to reallocation and relocation resulting from incumbent use of the spectrum and the government's recent decisions to remove much of the spectrum from consideration in the short-term.


 Recent Federal Regulatory Developments


  The FCC does not specify the rates we may charge for our services nor does it require us to file tariffs for our U.S. wireless operations. However, the Communications Act states that an entity that provides commercial mobile radio services is a common carrier, and is thus subject to the requirements of the Act that it not charge unjust or unreasonable rates, nor engage in unreasonable discrimination. The FCC may invoke these provisions to regulate the rates, terms and conditions under which we provide service. In addition, the Act defines a commercial mobile radio service provider as a telecommunications carrier, which makes it subject it to a number of other regulatory requirements in its dealings with other carriers and subscribers. These requirements impose restrictions on our business and increase our costs. Among the requirements that affect us are the following:

  The FCC has imposed rules for making emergency 911 services available by cellular, PCS and other broadband commercial mobile radio service providers, including enhanced 911 services that provide the caller's communications number, location and other information. Commercial mobile radio service providers are required to take actions enabling them to provide a caller's automatic number identification and cell site if requested to do so by a public safety dispatch agency at the provider's own cost. Other rules, which take effect beginning in October 2001, will require providers to supply the geographic coordinates of the customer's location, either by means of network-based or handset-based technologies. Providers may not demand cost recovery as a condition of doing so, although they are permitted to negotiate cost recovery. These rules require us to make significant investments in our network and to reach agreements both with vendors of 911 equipment and state and local public safety dispatch agencies with no assurance that we can obtain reimbursement for the substantial costs we will incur. In October 2001, the FCC granted us a limited waiver of the rules, but we remain subject to strict deployment guidelines. For example, we must sell increasing percentages of handsets that satisfy the 911 mandate. We may be required to subsidize the higher costs of these handsets in order to achieve mandated penetration levels among our customers.


  The FCC has established federal universal service requirements that affect commercial mobile radio service operators. Under the FCC's rules, commercial mobile radio service providers are potentially eligible to receive universal service subsidies; however, they are also required to contribute to the federal universal service fund. The FCC also is considering whether carriers that decide to pass through their mandatory universal service contributions to their customers should be required to provide a specific explanation of the charges on bills, whether to increase the portion of wireless carrier revenues that is subject to contribution and whether to ensure that the carriers that pass through their contribution do not recover amounts greater than their mandatory contributions from their customers. Many states also are moving forward to develop state universal service fund programs. A number of these state funds require contributions, varying greatly from state to state, from commercial mobile radio service providers. Expansion of these programs will impose a correspondingly growing expense on our business.


  The FCC has adopted rules regulating the use of telephone numbers by wireless and other providers as part of an effort to achieve more efficient number utilization. In addition, it adopted rules on communications number portability that will enable customers to keep their communications number when switching to another carrier. Wireless carriers must offer number portability to their customers beginning in November 2002. The FCC has also adopted rules requiring wireless providers to provide functions to facilitate electronic surveillance by law enforcement officials pursuant to the Communications Assistance for Law Enforcement Act of 1995 and the administration is considering whether to seek to impose "priority access" requirements on carriers that would require us, in emergency situations, to make channels available for exclusive use by government and public safety agencies. These and other regulatory mandates will impose costs on us to purchase, install and maintain the software and other equipment needed.


  The Communications Act and the FCC's rules grant various rights and impose various obligations on commercial mobile radio service providers when they interconnect with the facilities of local exchange carriers. Generally, commercial mobile radio service providers are entitled to "reciprocal compensation," in which they are entitled to collect the same charges for terminating wireline-to-wireless traffic on their system that the local exchange carriers charge for terminating wireless-to-wireline calls. Interconnection agreements are typically negotiated by carriers, but in the event of a dispute, state public utility commissions, courts and the FCC all have a role in enforcing the interconnection provisions of the Act. Although we have local exchange carrier interconnection agreements in place in most of our service areas, those agreements are subject to modification, expiration or termination in accordance with their terms. The FCC has begun a proceeding that is reassessing its interconnection compensation rules. For these reasons there may be changes to the interconnection prices or other terms that we currently have in our agreements.






  In 1999, the FCC adopted rules to govern customer billing by all telecommunications carriers. It adopted additional detailed billing rules for landline telecommunications service providers and is considering whether to extend these rules to commercial mobile radio services providers, which could add to the expense of our billing process as systems are modified to conform to any new requirements.


  In 1999, the FCC adopted an order that determines the obligations of telecommunications carriers to make their services accessible to individuals with disabilities. The order requires wireless and other providers to offer equipment and services that are accessible to and useable by persons with disabilities. While the rules exempt telecommunications carriers from meeting general disability access requirements if these results are not readily achievable, it is not clear how the FCC will construe this exemption. Accordingly, the rules may require us to make material changes to our network, product line or services at our expense.

  In August 2000, the FCC addressed the extent to which the Communications Act limits plaintiffs in class action lawsuits against commercial mobile radio service providers to recover damages and obtain other remedies based on alleged violations of state consumer protection statutes and common law. It ruled that the Act did not preempt state rate regulation as a matter of law, but that whether a specific damage award is prohibited would depend on the facts of a particular case. This ruling might promote the filing of additional class actions against the industry and increase the potential for damages awards by courts.


 State Regulation and Local Approvals

  With the rapid growth and penetration of wireless services has come a commensurate surge of interest on the part of state legislatures and state public utility commissions in regulating our industry. This interest has taken the form of efforts to regulate customer billing, termination of service arrangements, advertising, filing of "informational" tariffs, certification of operation, service coverage and quality, drivers' use of handsets, provision of emergency 911 service, and many other areas. We anticipate that this trend will continue. It will require us to devote legal and other resources to working with the states to respond to their concerns while minimizing any new regulation that could increase our costs of doing business.


  While the Communications Act generally preempts state and local governments from regulating entry of, or the rates charged by, wireless carriers, it also permits a state to petition the FCC to allow it to impose commercial mobile radio service rate regulation. No state currently has such a petition on file, but as wireless service continues to grow, the possibility of new regulation increases. In addition, the Act does not preempt the states from regulating the other "terms and conditions" of wireless service. Several states have invoked this language to impose, or propose, various consumer-related protection regulations on the wireless industry. States also may impose their own universal service support regimes on wireless and other telecommunications carriers, similar to the requirements that have been established by the FCC. At the local level, wireless facilities typically are subject to zoning and land use regulation. Neither local nor state governments may categorically prohibit the construction of wireless facilities in any community or take actions, such as indefinite moratoria, which have the effect of prohibiting service. Nonetheless, securing state and local government approvals for new tower sites has been and is likely to continue to be difficult, lengthy and costly.


  In addition, state commissions have become increasingly aggressive in their efforts to conserve telephone numbering resources. These efforts may impact us and other wireless service providers disproportionately, given the industry's growing demand for new numbers, by imposing additional costs or limiting access to numbering resources. Examples of state conservation methods include number pooling, number rationing and code sharing. In many markets, the supply of new numbers is inadequate to meet growing customer demands, but states have been and continue to be reluctant to deploy new area codes.


  Finally, states have become more active in imposing fees and taxes on wireless carriers for items such as the use of public rights of way and to pay for various regulatory programs. In addition to the cost of complying with new regulatory requirements, these fees also increase our costs of doing business and may result in higher costs to our subscribers.

                                   MANAGEMENT

Executive Officers and Directors

  The following table presents information regarding our executive officers, directors and other significant employees. Prior to formation of our company, the executive officers listed below were executive officers of the partnership and some of the directors listed below were members of the board of representatives of the partnership. The dates of service with our company provided in the biographical information below this table include service with the partnership.



 Name                      Age Position
 ----                      --- --------
 Ivan G. Seidenberg.......  54 Chairman of the Board, Class B Director
 Sir Christopher Gent.....  53 Class C Director
 Dennis F. Strigl.........  55 President and Chief Executive Officer, Class B
                                Director
 Lawrence T. Babbio, Jr...  56 Class B Director
 Michael T. Masin.........  56 Class B Director
 Kenneth J. Hydon.........  57 Class C Director
 William L. Keever........  55 Class C Director
 Lowell C. McAdam.........  47 Executive Vice President and Chief Operating
                                Officer
 Richard J. Lynch.........  53 Executive Vice President and Chief Technical
                                Officer
 Edward Langston..........  48 Vice President and Chief Financial Officer
 Roger Gurnani............  40 Vice President--Information Systems and Chief
                                Information Officer
 John G. Stratton.........  40 Vice President and Chief Marketing Officer
 Marc C. Reed.............  43 Vice President--Human Resources
 S. Mark Tuller...........  53 Vice President--Legal & External Affairs,
                                General Counsel and Secretary
 James J. Gerace..........  38 Vice President--Corporate Communications
 Margaret P. Feldman......  43 Vice President--Business Development
 Gary N. Schulman.........  47 President--Data & Internet Services


  Ivan G. Seidenberg has been Chairman of the board of directors of Verizon Wireless since the company's launch in April 2000. He became Co-Chief Executive Officer of Verizon Communications in June 2000 upon completion of the Bell Atlantic-GTE merger and will become the sole Chief Executive Officer of Verizon Communications in 2002. He had been Chairman of Bell Atlantic Corporation since December 1998 and was previously the Chief Executive Officer from June 1998 and Vice Chairman, President and Chief Operating Officer from 1997. From 1995 to 1997 he was the Chairman and Chief Executive Officer of NYNEX Corporation. His career in the communications industry also includes positions as vice chairman of NYNEX's Telecommunications Group and president of its Worldwide Information and Cellular Services Group. He serves on the boards of directors of Honeywell Inc., American Home Products Corporation, Boston Properties, Inc., CVS Corp., Viacom Inc., the Museum of Radio and Television, the National Urban League, the Hall of Science and Pace University.


  Sir Christopher Gent has been a director of Verizon Wireless since the company's launch in April 2000. He has been a member of the board of directors of Vodafone since August 1985 and the Chief Executive Officer of that company since January 1997. He was the managing director of Vodafone Limited, the U.K. network operator, from January 1985 to December 1996. He is Chairman of the Supervisory Board of Vodafone AG and a non-executive director of China Mobile (Hong Kong) Limited.


  Dennis F. Strigl has served as President and Chief Executive Officer of Verizon Wireless since the company's launch in April 2000. He had been President and Chief Executive Officer of Bell Atlantic

Mobile and its predecessors since 1991, and was also Group President and Chief Executive Officer of Bell Atlantic Global Wireless Group since 1997. Mr. Strigl served as President of Ameritech Mobile Communications from 1984 to 1986, where he was instrumental in launching the nation's first cellular communications network. He later served as President and Chief Executive Officer of Applied Data Research Inc., and Vice President-Operations and Chief Operating Officer for New Jersey Bell. Mr. Strigl is a past chairman and current member of the Executive Committee of the Cellular Telecommunications & Internet Association, and currently serves on the boards of directors of PNC Bank, Anadigics, Inc. and Salient 3 Communications, Inc.


  Lawrence T. Babbio, Jr. has been a director of Verizon Wireless since the company's launch in April 2000. He became President and Vice Chairman of Verizon Communications in June 2000 upon completion of the Bell Atlantic-GTE merger. From December 1998 until June 2000 he had been President and Chief Operating Officer, and a member of the Office of the Chairman, of Bell Atlantic Corporation. From 1997 until 1998, he served as President and Chief Executive Officer of Bell Atlantic's Network Group and Chairman of the company's Global Wireless Group, one of the largest wireless operations worldwide, and was Vice Chairman of Bell Atlantic Corporation prior to its merger with NYNEX. He serves on the boards of directors of Compaq Computer Corporation, Bolt, Inc. and ARAMARK Corporation.


  Michael T. Masin has been a director of Verizon Wireless since the company's launch in April 2000. He became Vice Chairman and President of Verizon Communications in June 2000 upon completion of the Bell Atlantic-GTE merger. He had served as Vice Chairman of GTE Corporation since 1993. Mr. Masin was a partner with the law firm of O'Melveny & Myers from 1977 until 1993. He is a member of the boards of directors of Citigroup Inc., Genuity Inc., TELUS Corporation, Grupo Iusacell, S.A. de C.V. and the Puerto Rican Communications Company.


  Kenneth J. Hydon has been a director of Verizon Wireless since the company's launch in April 2000. He is Vodafone's financial director and has been a member of Vodafone's board of directors since 1985. He is director of several subsidiaries of Vodafone, including Vodafone International Holdings BV, and promotes U.S. investor relations. Mr. Hydon is a member of the Supervisory Board of Vodafone AG.


  William L. Keever has been a director of Verizon Wireless since the company's launch in April 2000. He has been President, Americas and Asia Region for Vodafone since April 2000. From August 1999 to April 2000, Mr. Keever was Executive Vice President of Network & Systems Operations of AirTouch Cellular, and from 1998 to August 1999, he was President of AirTouch International. He was the Executive Vice President, German Operations--AirTouch from 1997 to 1998 and prior to that, Vice President, International--AirTouch Communications since 1994. Mr. Keever is a member of the board of directors of Advanced Fibre Communications, Inc. and Grupo Iusacell, S.A. de C.V.


  Lowell C. McAdam has been our Executive Vice President and Chief Operating Officer since the company's launch in April 2000. From September 1997 to April 2000, he was President and Chief Executive Officer of PrimeCo. Prior to that he was the Executive Vice President and Chief Operating Officer of PrimeCo since November 1994. Mr. McAdam joined AirTouch in 1993 where he served in a number of key positions, including Vice President-International Operations, and Lead Technical Partner for cellular ventures in Spain, Portugal, Sweden, Italy, Korea and Japan. From 1983 to 1993, he held various executive positions with Pacific Bell.

  Richard L. Lynch has been our Executive Vice President and Chief Technical Officer since the company's launch in April 2000. From 1995 to 2000, he was the Executive Vice President and Chief Technology Officer for Bell Atlantic Mobile and Bell Atlantic NYNEX Mobile. He is a founding member and current executive board member of the CDMA Development Group, an organization responsible for promotion, advancement, deployment and future developments of CDMA, and is also a past chairman and a current member of the board of the Wireless Data Forum. He serves on the board of directors of Sierra Wireless, Inc.

  Edward Langston has been our Vice President and Chief Financial Officer since the company's launch in April 2000. From July 1999 to March 2000 he was the Director and Chief Financial Officer for AirTouch Communications. He served in several key positions while at Vodafone from February 1995 to March 2000, including Financial Director for Vodacall and Vodapage. Prior to joining Vodafone, he held a variety of finance positions at several companies, including GE Capital, Lombard Tricity Finance, Marconi Space and Defense Systems, and KPMG Peat Marwick. He is a member of the Institute of Chartered Accountants in England and Wales, having qualified in 1978.


  Roger Gurnani has been our Vice President--Information Systems and Chief Information Officer since the company's launch in April 2000. From April 1997 to April 2000, he served as Vice President and Chief Information Officer at Bell Atlantic Mobile. Prior to joining Bell Atlantic Mobile, he was Executive Director-Broadband Systems with Bell Atlantic from October 1994 to April 1997. Prior to that, Mr. Gurnani held a number of information technology positions at WilTel (now WorldCom).







  John G. Stratton has been our Vice President and Chief Marketing Officer since March 2001. He served as President of our company's Northwest Area from 2000 to 2001. Previously, he was President of Bell Atlantic Mobile's Philadelphia Region from 1999 to 2000. He also served as Vice President of Marketing and Regional Vice President--Retail Sales and Operations for the New York Metro market since joining Bell Atlantic Mobile in 1993. Prior to that, he was Vice President of Merchandising for Jersey Camera.


  Marc C. Reed has been our Vice President--Human Resources since the company's launch in April 2000. He was Vice President--Human Resources for GTE Communications Corporation, GTE's competitive local exchange carrier, from 1997 to 1999. Prior to that, Mr. Reed was Director-Human Resources for GTE Wireless from 1993 to 1997. He began his career with GTE in 1986 at GTE's world headquarters.


  S. Mark Tuller has been our Vice President--Legal and External Affairs, General Counsel since the company's launch in April 2000 and our secretary since May 2000. He served as Vice President--Legal and External Affairs, General Counsel and Secretary for Bell Atlantic Mobile and Bell Atlantic NYNEX Mobile from 1995 to 2000. Previously, he was Vice President and General Counsel for Bell Atlantic Mobile since 1992. He was at Bell Atlantic Network Services, Inc. beginning in 1990. In 1986, he moved to Bell Atlantic corporate headquarters and previously he was Vice President and General Counsel for Bell Atlanticom System, Inc. Mr. Tuller is currently a member of the Board of Directors of the Cellular Telecommunications & Internet Association. Mr. Tuller began his legal career at the Federal Trade Commission where he served as Attorney Advisor to the chairman. He later practiced antitrust and general business litigation at Arnold & Porter.




  James J. Gerace has been our Vice President--Corporate Communications since the company's launch in April 2000. From July 1995 to April 2000, he was Vice President--Corporate Communications at Bell Atlantic Mobile. Prior to that, he served as Director of Public Relations for NYNEX Mobile Communications beginning in 1991. He began his wireless communications career with NYNEX Mobile Communications in 1986 as Manager of Employee Communications.




  Margaret P. Feldman has been our Vice President--Business Development since May 2001. From April 2000, when the company was launched, until May 2001, she was Staff Vice President--Tax. Prior to that she served as Assistant Vice President--State Tax Planning for GTE Corporation from October 1997 to 2000. From 1995 to 1997, Ms. Feldman was Director of Tax Operations for Telecom Products and Services for GTE. She began her career at Arthur Andersen & Co. in 1982, joined Contel Corporation in 1987 and GTE Mobilnet in 1991.




  Gary N. Schulman has been our President--Data & Internet Services since October 2000. He was president of our mid-Atlantic area from the company's launch in April 2000 until October 2000. Previously, Mr. Schulman served as president of the Washington/Baltimore region for Bell Atlantic Mobile since 1995. Prior to joining Bell Atlantic Mobile, he was employed by Metro Mobile CTS Inc. and Motorola. He has been in the cellular industry since its inception in 1984.

  In addition, holders of our Class B common stock will name three additional Class B directors in connection with this offering. We expect there will be named three Class A directors to our board of directors shortly after this offering who will be independent directors. Holders of our Class A common stock, Class B common stock and Class C common stock have different voting rights for the election of directors. We refer to the directors elected by holders of Class B common stock as the Class B directors, the directors elected by holders of Class C common stock as the Class C directors and the directors elected by all holders of our common stock, including the Class A stockholders, as the Class A directors.


Board Committees

  Audit Committee--Will review accounting controls and principles, auditing practices and related party transactions


  We will form an audit committee shortly after completion of this offering. The audit committee will consist of at least three Class A directors. In addition, so long as the directors are independent under the rules of every national securities exchange on which our securities are then listed: (1) the Class B directors may designate one or more Class B directors to serve on the audit committee and (2) the Class C directors may designate one or more Class C directors to serve on the audit committee.


  The audit committee will review and, as it deems appropriate, recommend to the board of directors the internal accounting and financial controls for Verizon Wireless and the accounting principles and auditing practices and procedures to be employed in preparation and review of our financial statements. In addition, the audit committee will review related party transactions. The audit committee will also make recommendations to the board concerning the engagement of independent public auditors and the scope of the audit to be undertaken by such auditors and supervise and report on corporate compliance functions.

  Human Resources Committee--Will review compensation policies and supervise incentive plans


  We will also form a human resources committee, which, so long as there are shares of both Class B and Class C common stock outstanding, will be comprised of at least one Class B director, one Class C director and such other number of directors as the board may determine. The human resources committee will review and, as it deems appropriate, recommend to the board of directors policies, practices and procedures relating to the compensation of the officers and other managerial employees and the establishment and administration of employee benefit plans. The human resources committee will also exercise all authority under our employee equity incentive plans and will advise and consult with our officers as may be requested regarding managerial personnel policies.


  Executive Committee--Will generally exercise all powers of the board in between board meetings.


  After the offering, we will form an executive committee which will consist of one Class A director, four Class B directors and two Class C directors. We
currently anticipate that     will be members of the executive committee.
During the intervals between the meetings of our board of directors, the executive committee will exercise all of the power and authority of the board of directors, to the extent permitted by law, except (1) that the significant decisions described below under "--Special Committee" must be approved by the special committee and the full board of directors, and (2) to the extent delegated to other committees. We will have a large board of directors, but the executive committee will permit us to have a smaller group make decisions more quickly in between board meetings. Our certificate of incorporation and bylaws provide that:












  . If there are no shares of Class B common stock outstanding, the executive committee will consist of:


    --two Class A directors; and
    --one Class C director.

  . If there are no shares of Class C common stock outstanding, the executive committee will consist of:


    --two Class B directors; and
    --one Class A director.

If there is only one class of common stock outstanding, the board may establish an executive committee with any members it chooses.

  Special Committee--Must approve significant decisions before their consideration by the board


  Immediately following the offering, we will form a special committee which will consist of a Class B director selected by a majority of the Class B directors and a Class C director selected by a majority of the Class C directors, so long as there are shares of Class B and Class C stock outstanding. If no shares of one class are outstanding, then the special committee will only consist of the director representing the other class. If no shares of both classes are outstanding, then the special committee will be
abolished. We currently anticipate that     and     will be members of the
special committee. Special committee approval will be required before any proposal is submitted for the approval of our board of directors in connection with the following significant decisions:


  . our engagement in any business other than our activities as managing general partner of the partnership and other incidentally related activities;


  . the voluntary dissolution or liquidation of our company or the partnership or similar actions, or any action contrary to the preservation and maintenance of our or the partnership's existence, rights, franchises and privileges;


  . any acquisition or disposition, or series of related acquisitions or dispositions of assets, net of liabilities, by us, the partnership or any of our other subsidiaries, including any issuance or sale of equity securities by any subsidiary of the partnership, which in the aggregate have a fair market value in excess of 20% of the fair market value of all of the net assets of the partnership on a consolidated basis, other than acquisitions or dispositions from or to wholly owned subsidiaries;


  . transactions between us or the partnership and a partner or affiliate of a partner having a value in excess of specified amounts that range between $10.0 million and $25.0 million, depending on the type of transaction, or having a term in excess of five years, other than transactions under some existing agreements;


  . the issuance of equity securities, or securities convertible into equity, by us or the partnership or the admission of partners to the partnership, other than the following, which do not require special committee approval:


   (1) the issuance of equity securities by us pursuant to the conversion and exchange rights described in "Description of Capital Stock-- Common Stock--Conversion of Class B and Class C Shares and Exchange of Partnership Units";


   (2) issuances of partnership units to, or the admission as a partner of, our company, members of the Verizon group, members of the Vodafone group and their respective permitted transferees in accordance with the provisions of the partnership agreement;


   (3) issuances of newly issued shares pursuant to incentive plans in amounts not to exceed 50% of the total equity issued under incentive plans each year; and


   (4) our sale of treasury stock or stock repurchased in the open market pursuant to incentive plans.


  . mergers, consolidations or similar transactions in which we or the partnership is a party other than acquisitions by us or the partnership that do not involve the issuance of partnership units for which approval would not otherwise be required by any other provision;

  . the repurchase by the partnership of partnership units unless permitted under the alliance agreement, the investment agreement or the partnership agreement;



  . the selection or removal of our or the partnership's independent certified public accountants, if such accountants are the principal independent certified public accountants of the parent of the majority of the holders of Class B common stock; and

  . any issuance by us of debt securities unless the amount borrowed is contemporaneously loaned to the partnership on substantially identical terms as are agreed upon with third parties, or is borrowed from a partner or its affiliates and is small enough to not otherwise require special committee approval.


  The directors who are members of the special committee, who will be directors elected by Verizon Communications and Vodafone, will accordingly have a veto over those significant decisions since the board of directors cannot consider those decisions unless approved by each member of the special committee. This ensures that we will not take any of these significant actions without approval of directors appointed by both of our principal stockholders.


  Nominating Committee--Will select nominees to our board


  Immediately following the offering, we will form a nominating committee for purposes of selecting nominees to be recommended by the board for election as Class A directors. Two members of the nominating committee will be selected by the Class B directors and one member of the nominating committee will be selected by the Class C directors. Our certificate of incorporation will provide that nominations for the Class A directors must be approved by a majority of the members of the committee, including at least one Class B director and one Class C director, ensuring that nominees are approved by directors representing both of our principal stockholders. Nominations of Class B and Class C directors will be made directly by the holders of a majority of voting power of the applicable class.


  Verizon Communications and Vodafone intend to enter into an agreement that will provide that they will jointly agree upon, and agree to vote for, their nominees for Class A directors. As a result of the composition of the nominating committee, this agreement, and the ownership of high-vote stock by Verizon Communications and Vodafone, Verizon Communications and Vodafone will effectively have the ability to jointly select the three Class A directors.


  Other Committees


  The board may, by affirmative vote of a majority of the directors, form other committees from time to time. Pursuant to our certificate of incorporation, for so long as there are shares of both Class B common stock and Class C common stock outstanding, these committees will in each case consist of at least one Class B director and one Class C director and the number of other directors as the board may determine.


Director Compensation

  We intend to adopt a compensation plan for directors who are not officers or employees of Verizon Wireless or related companies.

Executive Compensation

  The human resources committee of our board of directors will establish and administer the compensation and benefit plans for our chief executive officer and each of our four most highly compensated executive officers upon the closing of the offering, whom we refer to as named executive officers, other than for Edward Langston. Mr. Langston is currently our chief financial officer pursuant to a secondment agreement between the partnership and Vodafone. Vodafone compensates Mr. Langston for his services, and the partnership then reimburses Vodafone.

  Prior to the contribution of assets by Verizon Communications and Vodafone to the partnership on April 3, 2000, each of the named executive officers was employed and compensated by one of our predecessor companies. Since April 3, 2000, all of our named executive officers have participated in the partnership's benefit plans, which we anticipate will be amended and adopted by our company upon the completion of the offering. In addition, Mr. Strigl continues to participate in selected Verizon Communications benefit plans and Mr. Langston continues to participate in Vodafone benefit plans.


 Summary Compensation Table

  As further described in the summary compensation table below, the compensation structure for the named executive officers consists of:

  . salary;


  . short-term performance-based incentive paid in cash; and


  . long-term incentive in the form of stock options to purchase common stock.

  Salary. Salaries listed in the table below indicate the total salary for 2000, including:

  . the salary paid to each named executive officer in 2000 by the applicable predecessor company; and


  . the salary paid to each named executive officer in 2000 by the partnership.



  Short-term incentives. Bonuses listed in the table below indicate:

  . incentive amounts paid pursuant to the applicable predecessor companies' short-term incentive plan for the first quarter of 2000; and


  . each executive's incentive amount paid pursuant to our short-term incentive plan for the last three quarters of 2000.


  Award values under our short-term incentive plan are based on the achievement of predetermined revenue, operating cash flow and net subscriber addition goals and quality and strategic objectives.




  The short-term incentive bonus paid to Mr. Langston is based on the achievement of predetermined objectives pursuant to the Vodafone short-term incentive plan.


  Long-term incentives. Long-term compensation in the table below is the annual target grant for each named executive officer pursuant to our long-term incentive plan. On an ongoing basis, our human resources committee will set the number of options granted to each of the named executive officers each year based on a multiple of the officer's base salary divided by the value of an option to purchase our Class A common stock. All stock options will be granted with an exercise price not less than the fair market value of the underlying stock on the date of grant.

                           Summary Compensation Table

                             Fiscal Year 2000



                               Annual Compensation                   Long-Term Compensation
                         -------------------------------- -----------------------------------------------
                                             Other Annual Restricted                  LTIP    All Other
Name and Principal        Salary    Bonus    Compensation   Stock       Partnership Payments Compensation
Position                   ($)       ($)         ($)      Awards ($)     VARs (#)     ($)        ($)
------------------       -------- ---------- ------------ ----------    ----------- -------- ------------
Dennis F. Strigl (1).... $712,500 $1,212,000   $124,340   $3,500,000(6)       --         --   $3,583,899
 Chief Executive Officer
 and President
Lowell C. McAdam (2)....  437,575    537,000        --           --       197,530   $516,796     503,671
 Executive Vice
 President and Chief
 Operating Officer
Richard J. Lynch (3)....  331,000    306,000        --           --       126,135        --      734,445
 Executive Vice
 President and Chief
 Technical Officer
Edward Langston (4).....  337,983     80,367        --           --           --         --      437,941
 Vice President and
 Chief Financial Officer
S. Mark Tuller (5)......  298,250    277,000        --           --       114,576        --      750,987
 Vice President--Legal &
 External Affairs,
 General Counsel and
 Secretary

--------

(1) Mr. Strigl's salary is prorated to represent $150,000 paid from January 1, 2000 through March 31, 2000 earned at an annual rate of $600,000 and $562,500 paid from April 1, 2000 through December 31, 2000 earned at an annual rate of $750,000, and his bonus represents (a) one quarter of his prior annual payment under the Bell Atlantic short-term incentive plan equal to $289,000 and (b) three quarters of his annual payment under Verizon Communications' and our short-term incentive plans equal to $923,000. Mr. Strigl's other annual compensation includes the incremental cost for personal use of Verizon Communications' aircraft in the amount of $98,640, $15,500 for reimbursement of financial counseling expenses and $10,200 for his flexible spending allowance. Mr. Strigl's other compensation includes a merger retention bonus of $1,627,500, a contract expiration bonus for $1,450,000, $14,700 in company contributions to our 401(k) plan, $398,647 in company contributions to the Bell Atlantic senior management income deferral plan and $93,052, which is the value of the benefit to Mr. Strigl of a company-paid split dollar life insurance premium, determined by projecting on an actuarial basis the benefit between payment of the premium and the termination of the policy. On an ongoing basis, Mr. Strigl will receive base pay in the amount of $750,000 annually, with short-term and long-term target compensation values at $750,000 and $3,750,000, respectively. In 2000, Mr. Strigl's long-term incentive consisted of Verizon Communications stock options. Upon the completion of the offering, his long-term incentive will consist of stock options to purchase shares of our Class A common stock.


(2) Mr. McAdam's salary is prorated to represent $77,575 paid from January 1, 2000 through March 31, 2000 earned at an annual rate $310,300 and $360,000 paid from April 1, 2000 through December 31, 2000 earned at an annual rate $480,000, and his bonus represents (a) one quarter of his prior annual payment under the PrimeCo short-term incentive plan equal to $94,000 and
    (b) three quarters of his annual payment under our short-term incentive plan equal to $443,000. Mr. McAdam's other compensation includes a PrimeCo liquidation retention bonus of $465,450 that vested upon the formation of the partnership and was paid, a discretionary bonus of $21,721 and $16,500 in company contributions to the AirTouch 401(k) plan. On an ongoing basis, Mr. McAdam will receive base pay in the amount of $508,800 annually, with short-term and long-term target compensation values at $381,600 and $2,544,000, respectively. In addition, Mr. McAdam will participate in the Verizon Wireless senior management perquisites program under which he will receive a flexible spending account in the amount of $21,000.


(3) Mr. Lynch's salary is prorated to represent $68,500 paid from January 1, 2000 through March 31, 2000 earned at an annual rate of $274,000 and $262,500 paid from April 1, 2000 through December 31, 2000 earned at an annual rate of $350,000, and his bonus represents (a) one quarter of his prior annual payment under the Bell Atlantic Mobile short-term incentive plan equal to $47,000 and (b) three quarters of his annual payment under our short-term incentive plan equal to $259,000. Mr. Lynch's other compensation includes $15,575 in company contributions to our 401(k) plan, $26,198 to the Bell Atlantic Mobile executive savings plan, $132,672 to the Bell Atlantic NYNEX Mobile executive transition and retention retirement plan and a merger retention bonus of $560,000. On an ongoing basis, Mr. Lynch will receive base pay in the amount of $367,500 annually, with short-term and long-term target compensation values at $220,500 and $1,286,250, respectively. In addition, Mr. Lynch will participate in the Verizon Wireless senior management perquisites program under which he will receive a flexible spending account in the amount of $18,000.


(4) Mr. Langston is paid in UK pounds sterling. All amounts shown are in U.S. dollars at an exchange rate of (Pounds)1 = $1.4955, the reference exchange rate for December 29, 2000. Mr. Langston's salary is prorated to represent $74,775 paid from January 1, 2000 through February 29, 2000, $82,253 paid from March 1, 2000 through March 31, 2000 and $180,956 paid from April 1, 2000 through December 31, 2000, and his bonus of $80,367 represents his annual payment under the Vodafone short-term incentive plan. Mr. Langston's other compensation includes an expatriate allowance of $56,829 and an expatriate bonus of $74,027. Mr. Langston received a discretionary bonus of $299,100 and company contributions in the form of shares of Vodafone stock under the Vodafone profit sharing scheme with a value of $7,985. On an ongoing basis, Mr. Langston will receive base pay in the amount of $389,054 annually, with short-term and long-term target compensation values at $194,527 and $389,054, respectively.


(5) Mr. Tuller's salary is prorated to represent $58,250 paid from January 1, 2000 through March 31, 2000 earned at an annual rate of $233,000 and $240,000 paid from April 1, 2000 through December 31, 2000 earned at an annual rate of $320,000, and his bonus represents (a) one quarter of his prior annual payment under the Bell Atlantic Mobile short-term incentive plan equal to $41,000 and (b) three quarters of his annual payment under our short-term incentive plan equal to $236,000. Mr. Tuller's other compensation includes $14,700 in company contributions to our 401(k) plan, $21,787 to the Bell Atlantic Mobile executive savings plan, $92,000 to the Bell Atlantic NYNEX Mobile executive transition and retention retirement plan, a retention bonus of $110,500 and merger retention bonus of $512,000. On an ongoing basis, Mr. Tuller will receive base pay in the amount of $336,000 annually, with short-term and long-term target compensation values at $201,600 and $1,176,000, respectively. In addition, Mr. Tuller will participate in the Verizon Wireless senior management perquisites program under which he will receive a flexible spending account in the amount of $18,000.




(6) Reflects the dollar value of the one-time grant of restricted stock units based on the closing price of Verizon Communications common stock on September 7, 2000. These units vest over five years subject in part to meeting specified performance measures. Additional restricted stock units are received on each dividend payment date which are determined by dividing the dividend that would have been paid on the restricted stock units by the closing price of Verizon Communications common stock on the dividend declaration date. Mr. Strigl holds a total of 80,551 restricted stock units which had a dollar value of $4,037,615 based upon the closing price of Verizon Communications common stock on December 29, 2000. Upon completion of the offering, the restricted stock units granted to Mr. Strigl will be converted into units based on the value of our shares of Class A common stock.

 Year 2000 Grants of Stock Options and Partnership Value Appreciation Rights


  The following tables describe grants of stock options or partnership value appreciation rights to each of our named executive officers for the year ending December 31, 2000 which have been granted to date.


                      Verizon Communications Stock Options

  Options to purchase Verizon Communications common stock were granted pursuant to the Verizon Communications long-term incentive plan, or its predecessor.


                                                                            Potential Realizable
                                                                           Value at Assumed Annual
                         Number of                                          Rates of Stock Price
                         Securities   % of Total                           Appreciation for Option
                         Underlying Options Granted Exercise or                     Term
                          Options   to Employees in Base Price  Expiration -----------------------
  Name                    Granted     Fiscal Year    ($/Share)     Date        5%          10%
  ----                   ---------- --------------- ----------- ---------- ----------- -----------
Dennis F. Strigl(1)..... 127,060(2)      0.3%        $59.2188   1/25/2010  $ 4,732,017 $11,991,861
                         400,000(3)      0.9%         43.3400   6/30/2010   10,902,517  27,629,119

--------

(1) No partnership value appreciation rights or stock options to purchase our common stock have been granted to Mr. Strigl.


(2) On January 25, 2000, Mr. Strigl received 125,372 non-qualified stock options to purchase Verizon Communications common stock at the strike price of $59.2188 and 1,688 incentive stock options to purchase Verizon Communications common stock at the strike price of $59.2188.


(3) On September 27, 2000, pursuant to his employment agreement, Mr. Strigl received 400,000 stock options to purchase Verizon Communications common stock at the strike price of $43.3400.


  The potential realizable value is calculated based on the term of the option. It is calculated assuming that the fair market value of the common stock of Verizon Communications on the date of the grant appreciates at projected annual rates compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These numbers are calculated based on the requirements of the SEC and do not reflect our estimate of future stock price growth.


  Verizon Communications' options generally vest as to one-third of the aggregate number of shares each year, commencing one year after the date of grant. These options include a reload feature which provides that, if an optionee exercises a stock option by delivering previously owned shares that are sufficient to pay the exercise price plus applicable tax withholdings, he or she will receive an additional stock option grant. The number of shares represented by that option will be equal to the number of previously owned shares surrendered in this transaction. This replacement stock option will be granted with an exercise price equal to the fair market value of the underlying stock on the date of grant and will become exercisable six months from the date of the grant.

                     Partnership Value Appreciation Rights

  Partnership value appreciation rights were granted pursuant to our long-term incentive plan and its predecessor plan, the Bell Atlantic NYNEX Mobile long-term incentive plan.



                                                                       Potential
                                                                       Realizable
                                                                        Value at  Potential Realizable Value
                          Number of   % of Total                        Assumed     at Assumed Annual Rates
                          Securities VARs Granted Exercise              Initial   of Stock Price Appreciation
                          Underlying to Employees  or Base              Offering         for VAR Term
                             VARs     in Fiscal   Price Per Expiration  Price of  ----------------------------
     Name                  Granted       Year      ($/VAR)     Date       $            5%            10%
     ----                 ---------- ------------ --------- ---------- ---------- ------------- --------------
Lowell C. McAdam(1).....   197,530      0.70%     $30.0000   7/9/2010    $                $             $
Richard J. Lynch(1)(2)..    25,012      0.90%      30.0000  5/18/2010
                           100,823      0.36%      30.0000   7/9/2010
S. Mark Tuller(1)(2)....    22,395      0.80%      30.0000  5/18/2010
                            92,181      0.33%      30.0000   7/9/2010

--------

(1) On July 10, 2000, Messrs. McAdam, Lynch and Tuller received grants under our long-term incentive plan.


(2) On May 19, 2000, Messrs. Lynch and Tuller received grants under Bell Atlantic NYNEX Mobile's long-term incentive plan.




  The potential realizable value is calculated based on the term of the partnership value appreciation right. It is calculated assuming that the fair market value of the value appreciation right is $ , the midpoint of the range set forth on the cover page of this prospectus, and appreciates at projected annual rates compounded annually for the entire term of the value appreciation right and that the right is exercised and sold on the last day of its term for the appreciated stock price. These numbers are calculated based on the requirements of the SEC and do not reflect our estimate of future stock price growth.


  Upon completion of the offering, we intend to convert all of the outstanding value appreciation rights to non-qualified stock options. The number of outstanding value appreciation rights will be converted using a conversion ratio representing the relationship between:


  . the value of a phantom share of our company, based on our valuation determined at the time of the offering, to


  . the value of a share of our Class A common stock, based on the midpoint of the offering price range.


In order to preserve the economic value of the value appreciation rights at the time of their conversion into stock options, the exercise price of a value appreciation right will be divided by the conversion ratio, and the number of value appreciation rights outstanding will be multiplied by the conversion ratio. In addition, under the existing terms of our long-term incentive plan, the value appreciation rights that were granted during the current fiscal year vest fully upon the third anniversary of their grant date. However, the conversion will cause all unvested options to vest under a new vesting schedule so that one third will become fully vested upon the first anniversary of their grant date, two thirds upon the second anniversary of their grant date and the remainder will become fully vested upon the third anniversary of their grant date.


  Upon the completion of the offering and the conversion of all value appreciation rights into our stock options, there will be outstanding stock
options representing approximately   % of the outstanding number of shares of
our Class A common stock. This includes the conversion of all value appreciation rights that we granted on October 15, 2001 to all of our employees other than Messrs. Strigl and Langston.


                               ----------------

                     Vodafone Group Plc Stock Options


  Options to purchase Vodafone common stock were granted pursuant to the Vodafone Group 1998 Company Share Option Scheme.



                                                                                Potential
                                                                            Realizable Value
                                                                            at Assumed Annual
                                                                                Rates of
                         Number of                                             Stock Price
                         Securities   % of Total                              Appreciation
                         Underlying Options Granted Exercise or              for Option Term
                          Options   to Employees in Base Price  Expiration -------------------
  Name                    Granted     Fiscal Year    ($/Share)     Date       5%       10%
  ----                   ---------- --------------- ----------- ---------- -------- ----------
Edward Langston(1)......  118,100        0.82%        $4.2218    7/2/2010  $472,227 $1,196,715

--------

(1) On July 3, 2000, Mr. Langston received a grant under Vodafone's 1998 company stock option plan. See "--Retirement and Other Plans--Vodafone Share Option Schemes."


  The potential realizable value is calculated based on the term of the option. It is calculated assuming that the fair market value of Vodafone common stock on the date of grant appreciates at projected annual rates compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These numbers are calculated based on the requirements of the SEC and do not reflect our estimate of future stock price growth.


                               ----------------

 Aggregate Exercise in Year 2000 and Year-End Values of Options and Partnership Value Appreciation Rights


  The following table provides information for the named executive officers regarding exercises of Verizon Communications options, Grupo Iusacell, S.A. de C.V. (a minority owned company of Verizon Communications prior to our formation of which Mr. Strigl served as a director) options, partnership value appreciation rights and Vodafone options in 2000. Additionally, the table provides the value of unexercised options and value appreciation rights which have been based on the fair market value of the shares of common stock of Verizon Communications and Vodafone and on the value of the partnership appreciation rights upon conversion into shares of our Class A common stock as
described above at a price per share of $   , the midpoint of the range set
forth on the cover page of this prospectus, less the applicable exercise price.


                                                     Equity Instruments       Value of Unexercised
                                                   Unexercised at Year End    In-The-Money Options/
                         Acquired on                         (#)              VARs at Year End ($)
                          Exercise      Value     ------------------------- -------------------------
  Name                       (#)     Realized ($) Exercisable Unexercisable Exercisable Unexercisable
  ----                   ----------- ------------ ----------- ------------- ----------- -------------
Dennis F. Strigl(1).....   15,899        97,529     165,384      652,564     $330,210    $2,697,371
Lowell C. McAdam........      --            --          --           --           --            --
Richard J. Lynch(2).....   62,400     2,829,138         --       126,134
Edward Langston(3)......      --            --      192,000      309,100     $536,370    $   29,396
S. Mark Tuller(2).......   53,400     2,419,278         --       114,576

--------
(1) Represents Verizon Communications and Grupo Iusacell, S.A. de C.V. options.

(2) Represents partnership value appreciation rights granted pursuant to the Bell Atlantic NYNEX Mobile long-term incentive plan and our long-term incentive plan.


(3) Represents Vodafone options.



 Retirement and Other Plans

  Bell Atlantic Senior Management Income Deferral Plan


  Mr. Strigl participates in the Bell Atlantic senior management income deferral plan. This plan is a nonqualified, unfunded, supplemental retirement and deferred compensation plan under which an individual account is maintained for each participant. The plan allows the participants to defer voluntarily a portion of their compensation and also provides retirement and other benefits through credits to the participant's account under the plan. Participants are allowed to defer up to 100% of their eligible compensation, which consists of:

  . a participant's base salary in excess of the Internal Revenue Code limit on compensation for qualified retirement plans, currently $170,000; plus


  . all of the participant's annual incentive award under the Verizon
    Communications short-term incentive plan; plus


  . retention awards or other bonuses which the plan administrator determines are eligible for deferral.

  If a participant defers income through the plan, Verizon Communications provides a matching contribution equal to the rate of match under the qualified savings plan for management employees. For eligible salary and bonus compensation, that rate is 83 1/3% of the first 6% of eligible compensation that is deferred. A matching contribution may also be made for the deferral of retention or other bonuses. The matching contribution rate is determined by the plan administrator. In addition, for the first 20 years of participation in the plan, Verizon Communications automatically makes retirement contributions to a participant's account equal to 32% of eligible base salary and bonus compensation, excluding retention awards and other special bonuses for this purpose. Thereafter, Verizon Communications makes retirement contributions equal to 7% of eligible base salary and bonus compensation. A participant becomes fully vested in both his or her matching deferral account and retirement contributions after completing three years of service.


  Verizon Communications maintains an individual account for each participant in the income deferral plan. For 2000, Verizon Communications' matching and retirement contributions to Mr. Strigl's account was $398,647, and total matching and retirement contributions were $711,990.


  AirTouch Communications Deferred Compensation Plan


  Mr. McAdam participated in the AirTouch Communications deferred compensation plan. This plan is a nonqualified, supplemental retirement and deferred compensation plan. The plan allowed Mr. McAdam to defer all or a part of his base salary and specified other incentive compensation and is eligible to receive a matching contribution up to 6% of his base salary and specified other incentive compensation in excess of the Internal Revenue Code limit on compensation for qualified retirement plans, currently $170,000, provided that Mr. McAdam has contributed $10,500 to the qualified retirement plan on a pre-tax basis. The matching contributions vest after three years of service.


  Verizon Wireless Executive Savings Plan


  Messrs. Lynch and Tuller participate in the Verizon Wireless executive savings plan (formerly, the Bell Atlantic Mobile Executive Savings Plan). The plan allows participants to defer voluntarily a portion of their compensation. Participants are allowed to defer:


  . all or a portion of a participant's base salary in excess of the Internal
    Revenue Code limit on compensation for qualified retirement plans, currently $170,000, plus


  . all or a portion of the participant's annual incentive award under the Bell Atlantic Mobile short-term incentive plan.

  If a participant defers base salary through the plan, the partnership provides a matching contribution generally equal to 100% of the first 6% of the participant's compensation contributed under the plan. This plan is a nonqualified, unfunded, supplemental retirement and deferred compensation plan under which up to five accounts are maintained for each participant, three of which are as follows:


  . supplemental employee contribution account--representing any before-tax contributions made by the participant under the plan;

  . supplemental fixed matching contribution account--representing contributions made by the partnership for each participant for whom a before-tax contribution amount was credited to the participant's supplemental employee contribution account. The matching contribution is generally equal to 100% of the participant's supplemental employee contribution, up to 6% of his or her compensation; and




  . supplemental profit sharing contribution account--representing an additional contribution made at the discretion of the partnership to all participants of the plan regardless of the amount of any supplemental employee contribution.


  The portion of Messrs. Lynch's and Tuller's accounts attributable to our company as of December 31, 2000 was $44,586 and $38,632, respectively.


  Bell Atlantic NYNEX Mobile Executive Transition and Retention Retirement Plan


  Messrs. Lynch and Tuller participate in the Bell Atlantic NYNEX Mobile executive transition and retention retirement plan. This plan is a non-qualified, unfunded supplemental retirement plan under which an individual account is maintained for each participant. Participants' accounts are fully vested at all times. Annually, an amount equal to 23% and 20%, respectively, of base salary and actual bonus under the Bell Atlantic Mobile short-term incentive plan is credited to the accounts of Messrs. Lynch and Tuller. Amounts are payable upon separation from service with Verizon Wireless or any affiliated company, including amounts representing a full year of service even if the separation is effected before the end of that year. As of December 31, 2000, Messrs. Lynch's and Tuller's account balances were $594,790 and $462,155, respectively.


  Vodafone Group Pension Scheme


  Mr. Langston participates in the Vodafone Group pension scheme. This is a defined contribution funded unapproved retirement benefit scheme and is restricted by the UK Inland Revenue earnings limits.


   2000 Verizon Wireless Long-Term Incentive Plan


  We expect that our board of directors and our stockholders will approve the 2000 Verizon Wireless long-term incentive plan prior to the offering. The plan provides for the following awards: incentive stock options within the meaning of Section 422 of the Internal Revenue Code, nonqualified stock options, deferred stock, dividend equivalents, performance awards, restricted stock awards, stock appreciation rights and other stock-based awards. Individuals eligible to receive awards under this plan include the following categories who perform services for us or any affiliated company that participates in the plan:


  . members of our board of directors or of an affiliated company;


  . our officers or officers of an affiliated company;


  . other of our employees or employees of an affiliated company;

  . individuals whose services are leased or seconded to us or to an affiliated company; and


  . consultants who perform bona fide services for us or for an affiliated company.




  Stock Options. Stock options granted under the plan may have a term of up to 10 years and may be either incentive stock options or nonqualified stock options. The term of an incentive stock option granted to an employee who owns more than 10% of the voting power of our stock may not exceed five years from the date of grant. Grants of stock options are governed by stock option agreements which include the terms of the grant, including vesting, duration of the option period and the exercise price. The exercise price of each incentive stock option will be the fair market value of our Class A common stock on the date of grant, and the exercise price of each nonqualified stock option will be determined by the plan committee. We anticipate that nonqualified stock options will be granted under the plan as of the closing of the offering in connection with our conversion of outstanding partnership value appreciation rights. See "--Year 2000 Grants of Stock Options and Partnership Value Appreciation Rights--Partnership Value Appreciation Rights." Stock options become exercisable according to the terms and conditions determined by the plan committee. The plan committee may accelerate the exercisability of any or all outstanding options at any time for any reason.




  Stock Appreciation Rights. The exercise price for a stock appreciation right will be determined by the plan committee and will generally be no less than the fair market value of a share of our Class A common stock on the date of grant. Stock appreciation rights may be granted in tandem with a stock option.


   Restricted Stock Awards. The plan committee may issue shares of Class A common stock that are subject to restrictions to participants. Restrictions on such shares will lapse when determined by the plan committee. If a participant's employment or service terminates during the restriction period or if any other conditions are not met, then his or her stock awards will terminate as to all shares on which restrictions are still applicable, and the shares must be immediately returned to us, unless the plan committee determines otherwise.


  Deferred Stock. The plan committee may make a grant of shares of our Class A common stock that will be delivered at the end of a deferral period that it specifies. The plan committee may impose restrictions on any grants of deferred stock.


  Dividend Equivalents. The plan committee may provide for the grant to participants of cash, shares of our Class A common stock or other awards that will equal the value of any dividends paid with respect to a specified number of shares.


  Performance Awards. The plan committee will determine the terms and conditions for performance awards, which will be contingent on the participant achieving specified performance goals. Performance awards will be payable in cash, shares of our Class A common stock, other awards or other property.


  Other Stock-Based Awards. The plan committee may make grants of awards that are denominated or payable in, valued in whole or part by reference to, or otherwise based on or related to, shares of our Class A common stock. The grants may be awarded purely as a "bonus".






  The plan committee may provide in each participant's grant document the effect that a change in control of our company (as defined in the plan) will have on his or her grant. The plan committee may at any time offer to exchange or buy out any previously granted award for a payment in cash, shares of our Class A common stock, other awards or other property.

  Our board of directors may amend or terminate the plan at any time. However, the board of directors may not make any amendment without stockholder approval if such approval is required by Section 162(m) or Section 422 of the Internal Revenue Code or by an applicable stock exchange. The plan will terminate on the tenth anniversary of its effective date, unless our board of directors terminates the plan earlier or extends it with approval of the stockholders.


  Section 162(m) of the Internal Revenue Code imposes a $1,000,000 limit on the amount a public corporation can deduct for federal income tax purposes for compensation paid to its chief executive officer or any of its four other most highly compensated officers in any year. This limit generally applies to all compensation, including amounts received upon the exercise of stock options and the value of shares or cash paid pursuant to other grants. An exception exists, however, for "performance-based compensation." The plan committee may grant bonus awards that are intended to be performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code. In determining the value of awards to be paid to participants, the plan committee may consider such criteria as it deems appropriate, including, for example, financial performance for the performance cycle as determined by such measures as earnings per share growth; revenue growth; average return on investments; earnings before interest, taxes, depreciation and amortization; stockholder return, either in absolute terms or in relation to a peer group of companies; and such other factors as the plan committee deems relevant to determine our performance. The plan is intended to allow grants of stock options, stock appreciation rights and performance-based compensation to meet the requirements of "performance-based compensation."






  The aggregate number of shares of Class A common stock available for awards
under the plan will be       of the outstanding number of shares of Class A
common stock at the time of the offering. Assuming the underwriters exercise
their over-allotment option in full, there would be       shares of Class A
common stock reserved for issuance under the plan. The maximum number of shares for which stock options or stock appreciation rights may be granted to any
participant in any calendar year is      . These limits, as well as the
exercise price of outstanding awards and other award terms, are subject to appropriate adjustment to reflect stock splits, stock dividends, mergers, recapitalizations and similar events.


  Vodafone Share Option Schemes


  Mr. Langston currently participates in three Vodafone share option schemes, which are long-term incentive plans that provide for the award of stock options. The Vodafone Group 1998 Company Share Option Scheme is approved by the UK Inland Revenue, while the Vodafone Group 1998 Executive Share Option Scheme and the Vodafone Group Plc Share Option Scheme are not so approved. Each scheme is administered at the discretion of the Vodafone Group Plc remuneration committee. Employees of Vodafone or a subsidiary who are not within two years of retirement are eligible to participate in the plans. Option grants are normally made within six weeks following the announcement of Vodafone's results on the London Stock Exchange for any financial period. Options granted under the plan are subject to performance conditions that are aimed to link the exercise of options to improvements in the financial performance of Vodafone. Subject to any performance conditions, options granted under the Vodafone Group 1998 Company Share Option Scheme and Vodafone Group 1998 Share Option Scheme are normally exercisable between three and ten years after their grant, while options granted under the Vodafone Group Plc Share Option Scheme are normally exercisable between three and seven years after their grant.


  Vodafone Group Long Term Incentive Plan


  Mr. Langston participates in the Vodafone Group Long Term Incentive Plan. Under this plan, an eligible employee is granted an award of Vodafone's ordinary shares which are transferred, together with any dividends on such shares, to the employee on a specified date if he or she remains employed by Vodafone through that date and Vodafone satisfies predetermined performance targets.

Upon a change in control of Vodafone, the trustees of the plan will take whatever action they consider appropriate, including exercising their discretion to transfer any ordinary shares underlying an award.


  Vodafone Group Profit Sharing Scheme


  Mr. Langston participates in the Vodafone Group Profit Sharing Scheme. Under this plan, eligible employees can contribute up to 5% of their salary each month, up to a maximum of $1,002 per month, to enable trustees of the plan to purchase shares of Vodafone stock on their behalf, with an equivalent number of shares being purchased for the employee by Vodafone. As of December 31, 2000, Mr. Langston has contributed $7,985 of base salary to the plan and the value of the shares contributed by Vodafone is $7,985.


 Employment Arrangements




  Dennis F. Strigl. We have entered into an employment agreement with Mr. Strigl. Under the terms of the agreement, Mr. Strigl will receive a base salary of at least $750,000 (and, effective January 1, 2002, at least $800,000). In addition, the agreement provides Mr. Strigl with:


  . an opportunity to earn a performance-based cash bonus in accordance with our short-term incentive plan;


  . an opportunity to earn stock-based awards under our long-term incentive plan payable in shares of our Class A common stock;


  . a retention bonus since Mr. Strigl remained in our continuous employ through June 30, 2001 equal to the sum of 100% of his 2001 base salary, 50% of his 2001 short-term incentive opportunity and 100% of his 2001 long-term incentive opportunity;


  . a one-time grant of an option to purchase 400,000 shares of Verizon
    Communications common stock;


  . a one-time grant of 80,000 restricted stock units with respect to shares of Verizon Communications common stock, of which one-third of the units will vest over a five-year period from the grant date, one-third of the units will vest based on the growth of the annual revenues of Verizon Communications and one-third of the units will vest based on the growth of the earnings per share of Verizon Communications common stock; and




  . other customary benefits and perquisites.


  Mr. Strigl's employment agreement has a three-year term effective July 1, 2000, but beginning on July 1, 2001 and on each day thereafter, the remaining term will be two years except as expressly modified by the parties in writing. Under the agreement, Mr. Strigl will be entitled to the following payments and benefits if we terminate Mr. Strigl's employment without cause or if Mr. Strigl terminates such employment for good reason, which includes the occurrence of a change in control as defined in the employment agreement:


  . a lump-sum cash payment equal to Mr. Strigl's base salary, 50% of his maximum short-term bonus opportunity and 100% of his long-term bonus opportunity for the remaining term of employment, reduced by any amounts payable under any severance plan or other arrangement that we or our subsidiaries, affiliates or portfolio companies sponsor;


  . a lump-sum cash payment equal to Mr. Strigl's retention bonus if the termination of employment occurs before June 30, 2001;


  . immediate vesting of any unvested stock options, exercisable up to the earlier of the fifth anniversary of the termination of employment or the expiration of the options;


  . outplacement services; and


  . continued benefits under a split dollar insurance program.

  If we experience a change in control and Mr. Strigl terminates his employment for good reason, as defined in his agreement, and receives the payments described above, he will also receive a gross-up payment to offset fully the effect of any excise tax imposed by Section 4999 of the Internal Revenue Code on any excess parachute payment.


  Under the agreement, Mr. Strigl agrees that during employment and for six months following termination of employment, he will not engage in business activities relating to products or services similar to those which were or will be sold to paying customers and for which he then has responsibility to plan, develop, manage, market or oversee or had any such responsibility within his most recent 24 months of employment with us, except any such business activity whose geographic marketing area does not overlap with that of us or our subsidiaries, affiliates or portfolio companies. Further, during employment and for one year following termination of employment, Mr. Strigl will not interfere with our business relations, including for example by soliciting employees, customers, agents, representatives or suppliers.


  Lowell C. McAdam, Richard J. Lynch and S. Mark Tuller. The partnership has entered into employment agreements with Messrs. McAdam, Lynch and Tuller. Under the terms of these agreements, the executives will receive the following base salaries: Mr. McAdam will receive $508,800, Mr. Lynch will receive $367,500 and Mr. Tuller will receive $336,000. In addition, the agreements provide each of these individuals with the opportunity to earn an annual performance-based cash bonus in accordance with the terms of the partnership's short-term incentive plan and to receive stock-based awards under the partnership's long-term incentive plan.


  In addition, Mr. McAdam is entitled to receive the following amounts under his previous employment agreement with Vodafone and his current retention agreement:


  . $310,000 paid in April 2002;


  . $620,000 payable upon the termination of the employment agreement; and


  . $500,000 paid in October 2001 under his retention agreement.


  Each employment agreement has a three-year term effective May 1, 2000, but the term is automatically extended on a monthly basis except as expressly modified by the parties in writing. Under the agreements, each of Messrs. McAdam, Lynch and Tuller will be entitled to liquidated damages if the partnership terminates their employment without cause or if the executive terminates such employment for good reason, as defined in the agreements, equal to:

  . 150% of their annualized base salary and short-term incentive target amount payable in 18 monthly installments;

  . continued participation in the partnership's health and dental insurance plans for 18 months following termination; and

  . pro-rata vesting of any unvested long-term incentive awards.

  Further, if employment is terminated because it is not renewed, the executive will be entitled to liquidated damages equal to:


  . 100% of their annualized base salary and short-term incentive target amount payable in 12 monthly installments;

  . continued participation in the partnership's health and dental insurance plans for 12 months following termination; and

  . vesting of any unvested long-term incentive award in accordance with the terms of the governing plan documents.

  Under the agreements, the executives each agree that during employment and one year following termination of employment, he will not engage in business activities in the wireless communications industry within or adjacent to the partnership's geographic footprint relating to products or services similar to those of the partnership, including any products or services the partnership or affiliated company planned to offer. Further, during employment and the two years following termination of employment they agree not to interfere with the business relations of the partnership, including for example by soliciting employees, customers, agents, representatives, suppliers or vendors under contract.


  Edward Langston. Mr. Langston is employed by the Vodafone Group and is seconded or loaned to us for a period of two years beginning on April 1, 2000. Under the terms of the arrangement, Mr. Langston receives an annual base salary of $361,911 and is eligible for an annual bonus of $180,956. Mr. Langston is also entitled to specified perquisites, including an expatriate allowance of $54,948. Mr. Langston is paid in UK pounds sterling. All amounts mentioned above are in U.S. dollars at an exchange rate of (Pounds)1=$1.4955, the reference exchange rate for December 29, 2000. The arrangement requires each party to provide six months' notice in order to terminate the agreement.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

  The following descriptions are summaries of the material terms of agreements to which we or certain related persons are a party. They may not contain all of the information that is important to you. To understand these agreements fully, you should carefully read each of the agreements, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part.


U.S. Wireless Alliance Agreement

 General

  On September 21, 1999, Bell Atlantic, now known as Verizon Communications, and Vodafone entered into a U.S. wireless alliance agreement to create a wireless business composed of both companies' U.S. wireless assets. For this purpose, Verizon Communications and Vodafone agreed to amend and restate the existing partnership agreement of Cellco Partnership, which had previously been owned solely by Verizon Communications and through which Verizon Communications operated its Bell Atlantic Mobile wireless business. Pursuant to the agreement, Vodafone and Verizon Communications transferred specific U.S. wireless assets and liabilities to the partnership in exchange for partnership interests. The assets were conveyed in two stages. The first stage occurred in April 2000 and related to the transfer of specific wireless assets and liabilities of Vodafone and Verizon Communications' interest in PrimeCo and other assets to the partnership. The second stage occurred in July 2000 and related to the transfer of specific wireless assets and liabilities that were acquired by Verizon Communications through Bell Atlantic's merger with GTE Corporation. Prior to this offering, Verizon Communications had an aggregate interest in the partnership equal to 55%, and Vodafone had an aggregate interest in the partnership equal to 45%.


 Indemnification

  The agreement, as amended, provides for customary indemnification of the partnership by Verizon Communications and Vodafone. Specifically, subject to limitations including caps, deductibles and time limitations, it provides that Verizon Communications will indemnify the partnership for any losses that may result from, arise out of or relate to:


  . any breach of the representations, warranties or covenants contained in the alliance agreement, other than those related to tax matters;


  . any claim, litigation or proceeding arising out of events or a cause of action which existed prior to April 3, 2000, in the case of claims relating to the Cellco assets, or prior to July 10, 2000, in the case of claims relating to the assets transferred to the partnership by Verizon Communications, with the exception of PrimeCo assets and except to the extent the claims arise out of transactions contemplated by the alliance agreement;


  . liabilities that were not assumed by the partnership relating to Cellco assets as of April 3, 2000; and


  . liabilities that were not assumed by the partnership relating to the assets conveyed to the partnership by Verizon Communications as of July 10, 2000.

  Similarly, subject to similar limitations, Vodafone will indemnify the partnership for any losses that may result from, arise out of or relate to:


  . any breach of the representations, warranties or covenants contained in the alliance agreement, other than those related to tax matters;


  . any claim, litigation or proceeding arising out of events or a cause of action which existed prior to April 3, 2000, in the case of claims relating to all assets transferred to the partnership by Vodafone in the first stage closing, or prior to July 10, 2000, in the case of claims relating to the assets transferred to the partnership by Vodafone in the second stage closing, with the exception of PrimeCo assets and except to the extent the claims arise out of transactions contemplated by the alliance agreement;


  . liabilities that were not assumed by the partnership relating to the assets conveyed to the partnership by Vodafone as of April 3, 2000; and

  . liabilities that were not assumed by the partnership relating to the assets conveyed to the partnership by Vodafone as of July 10, 2000.

  The agreement also includes a tax indemnity by each partner to the partnership with respect to any pre-closing income tax liability, although we are generally liable for pre-closing tax liabilities not involving income taxes.

  The agreement provides that the partnership has to indemnify Verizon Communications and Vodafone for losses that may result from the liabilities that the partnership assumed or from events that occur after the applicable closing dates with respect to transferred assets.

  In connection with the alliance agreement, Verizon Communications, PrimeCo, GTE Wireless and Vodafone were required to dispose of various assets to eliminate overlapping networks. Our principal stockholders retain the cash proceeds of these dispositions. The partnership agreed to sign an indemnity agreement in the form contemplated by the alliance agreement in connection with any disposition or acquisition made by Verizon Communications, including GTE Wireless, or Vodafone as a result of that requirement. Under these indemnity agreements, the partnership will indemnify the seller for any losses it may incur as a result of indemnification it is required to provide in connection with those dispositions, unless the facts or circumstances triggering the losses were of the type that would be covered by the indemnity provided to the partnership in the alliance agreement. In addition, those entities agreed to indemnify us for any losses arising out of assets purchased to the extent they receive reimbursement for those losses under indemnity rights in the purchase agreement.


Transition Services Agreement

  On April 3, 2000, Vodafone and the partnership entered into a transition services agreement, pursuant to which each party would provide transition services and products, including computer and administrative services, to the other. The agreement provided that the partnership would use commercially reasonable efforts to permit Vodafone's U.S. business to purchase goods and services under volume purchase agreements which the partnership has negotiated in connection with the transition services. The agreement provided for a grace period of 120 days during which the parties would not charge each other for the provision of transition services, which expired on August 1, 2000. After the expiration of the grace period, the total compensation paid by a receiving party to a providing party would equal the providing party's total costs, which include all reasonable costs and expenses directly or indirectly incurred by the providing party in connection with the performance of the transition service. The agreement also contained customary representations, warranties and covenants as well as customary indemnification, remedies and confidentiality provisions. The agreement has terminated according to its terms.


Settlement Strategy Agreement

  We have entered into a settlement strategy agreement with and among Vodafone and Verizon Communications which sets out the principal terms upon which Vodafone and Verizon Communications intend to minimize the possibility of potential litigation and to pursue a settlement of any claims made or litigation commenced in connection with the alliance agreement. Pursuant to the agreement, the partnership has full authority to obtain consents with respect to claimed rights of consent, rights of first refusal, put rights, default or similar claims made by a third party with respect to the assets conveyed pursuant to the alliance agreement. The parties contemplate that the resolution of third party rights with respect to a conveyed asset may result in a payment to the right holder, a sale by a party of the conveyed asset to the right holder and/or a purchase by a party of an additional ownership interest in the conveyed asset. All resulting liabilities and costs incurred after April 3, 2000 have been assumed by the partnership.

Partnership Agreement

 Partnership Governance

  Pursuant to the partnership agreement, as amended in connection with the offering, the business and affairs of the partnership are managed by us or under our direction in our capacity as managing general partner. As the managing general partner, we will have control over all of the affairs and decision making of the partnership, and we will be responsible for all operational and administrative decisions and the day-to-day management of its affairs. We cannot be removed as managing general partner without the consent of all partners, including our company. Prior to the time when we become the managing general partner, the partnership is governed by a board of representatives that includes four Verizon Communications members and three Vodafone members.


  The partnership agreement provides that the following matters require approval by the managing general partner and representatives of each of Verizon Communications and Vodafone so long as each of Verizon Communications and Vodafone and its affiliates owns at least 20% of our total common stock, assuming exchange of all outstanding partnership units, and at least one partnership unit, subject to adjustment in connection with this offering and thereafter, as described below under "--Adjustment of Certain Threshold Amounts under the Partnership Agreement", although if either of our principal stockholders fails to maintain this threshold the other will maintain its veto rights:




  . the engagement by the partnership in any line of business or activity other than the business described below under "--Business of the Partnership" or any other business that is necessary, appropriate or incidental thereto;


  . the voluntary dissolution or liquidation of the partnership or similar actions, or any action contrary to the preservation and maintenance of the partnership's existence, rights, franchises and privileges as a Delaware general partnership;


  . any acquisition or disposition or series of related acquisitions or dispositions of assets, net of liabilities, by the partnership or any of its subsidiaries, including any issuance or sale of equity securities by any subsidiary of the partnership, which in the aggregate have a fair market value in excess of 20% of the fair market value of all of the net assets of the partnership on a consolidated basis other than acquisitions or dispositions from or to a wholly owned subsidiary of the partnership;


  . transactions between the partnership and a partner or an affiliate of the partner having a value in excess of amounts that range between $10.0 million and $25.0 million, depending on the type of transaction, or having a term in excess of five years, other than transactions under some existing agreements and intercompany loans between our company and the partnership that, to the extent they are funded by a third-party loan, are on the same terms as the third party loan;


  . the issuance by us or the partnership of any equity securities, or securities convertible into equity, or the admission of any partners to, the partnership, other than the following, which do not require Vodafone's or Verizon Communications' consent:


    (1) the issuance of equity securities by us pursuant to the conversion and exchange rights described in "Description of Capital Stock-- Common Stock--Conversion of Class B and Class C Shares and Exchange of Partnership Units";

    (2) issuances of partnership units to, or the admission as a partner of, our company, members of the Verizon group, members of the Vodafone group and their respective permitted transferees in accordance with the provisions of the partnership agreement;


    (3) issuances of newly issued shares pursuant to incentive plans in amounts not to exceed 50% of the total equity issued under incentive plans each year; and


    (4) our sale of treasury stock or stock repurchased in the open market pursuant to incentive plans;


  . mergers, consolidations or similar transactions to which the partnership is a party other than acquisitions by the partnership that do not involve the issuance of partnership units as consideration and for which approval would not otherwise be needed by any other provision;


  . the repurchase by the partnership of any partnership units unless permitted by the alliance agreement, the investment agreement or the partnership agreement;






  . any decision to indemnify any officer or partner in the partnership for a proceeding initiated by that person as permitted by the partnership agreement; and


  . our engagement, directly or indirectly, in any business other than our activities as managing general partner of the partnership and other incidentally related activities.


  As a result of provisions summarized above, Verizon Communications and Vodafone will each have veto power over these significant actions. While many of these actions also must be approved by the special committee, the directors who are members of the special committee will have fiduciary duties to our company under Delaware law. In contrast, the representatives who exercise this veto will not have duties to you under Delaware law, although they will, as a contractual matter, have fiduciary duties to the partnership.



 Distributions

  The partnership agreement requires that the partnership reimburse us for all of our expenses, except to the extent that such expenses relate to or result from matters other than the management of the partnership, and that the partnership make distributions to its partners in an amount so that our proportionate share of such distributions is sufficient to permit us to pay taxes on our share of the partnership's taxable income. Proportionate shares of these distributions are determined based on the partners' weighted average ownership interest during the applicable period.


  For all periods prior to and ending on the date of the offering, the partnership is required, subject to compliance with financial tests, including leverage and interest coverage ratios, to pay additional distributions to its partners in an amount equal to 70% of its pre-tax net income from continuing operations plus amortization expense related to the amortization of intangible assets arising out of transactions contemplated by the alliance agreement, to the extent this amount exceeds the tax distribution. We are not entitled to any of those distributions as we have no ownership interest in the partnership prior to the offering. The partnership made a distribution of $691 million in February 2001. The partnership has not made any subsequent distributions and does not anticipate making additional non tax-related distributions prior to the closing of the offering since the payment of additional distributions is limited by the leverage ratio stipulated in the partnership agreement. However, prior to the offering, the partnership is expected to make a tax-related
distribution of approximately $   million to Verizon Communications and
Vodafone to cover taxes on their respective shares of the partnership's taxable income for the period from January 1, 2001 through the completion of this offering.


  The partnership agreement will provide that, from and after the date of the offering and until the earlier to occur of (1) July 1, 2005 and (2) the date when Vodafone and its included affiliates cease to own, directly or indirectly, at least 20% of our common stock, assuming conversion of all outstanding partnership interests, and at least one partnership unit, subject to adjustment in connection with this offering and thereafter, as described below under "-- Adjustment of Certain Thresholds under the

Partnership Agreement", the partnership is also required to distribute semi-annually to the partners, including us, on a pro-rata basis, an aggregate amount equal to $600.0 million less tax-related distributions for each period.




  Until the current distribution policy ceases to be required as described in the previous paragraph, partners may reinvest their non-tax-related distributions in exchange for additional partnership interests with a value equal to the amount of the reinvestment. We intend to reinvest all of our non-tax-related distributions. The number of outstanding units will be adjusted to reflect the new allocation of interests while keeping the number of units held by us unchanged.


  After the current distribution policy expires, we will have the right to set a new distribution policy that may provide for additional distributions above tax distributions, which will continue uninterrupted. In making a decision on a new distribution policy, we will take into account relevant factors, including the dividend policies of comparable companies, the combined yield compared to the average yield of other large companies, the willingness of the partners to extend the right to recontribute the additional distributions in a manner substantially the same as described above, as well as the financial performance and capital requirements of the partnership.






  As an exception to the general allocation and distribution provisions in the partnership agreement, the partnership agreement provides that if the partnership disposes of an asset with a built-in gain for tax purposes contributed at the first stage closing in April 2000 or that was contributed to the partnership in the second stage closing in July 2000, in accordance with applicable tax rules the taxable gain recognized on the disposition of such asset to the extent of the remaining original built-in gain in existence at the time of disposition will be specially allocated to the contributing partner. The partnership agreement also provides for a special distribution, and a special allocation of income, to the contributing partner in respect of such built-in gain. The effect of these provisions is to cause all the partners, including us, to bear the economic cost of the tax liability on the remaining original built-in gain in existence at the time of disposition of the assets contributed at the first stage closing in April 2000 or that were contributed to the partnership in the second stage closing in July 2000, as and when, if ever, such assets are disposed of.


 Business of the Partnership

  Unless otherwise approved by Verizon Communications and Vodafone, the partnership agreement limits the business of the partnership to the acquisition, ownership, operation and maintenance (1) with the goal of maximizing long-term value, of a wireless communications network that provides a full range of wireless voice and data services, including wireless Internet access and long-distance resale, throughout the United States and messaging and
(2) of narrowband PCS services in Canada within the region and substantially in a manner conducted by the partnership on the date of this offering, to the extent that these services are commercially economic or are competitively necessary, as well as any business necessary, appropriate or incidental to that business.


 Non-competition

  The partnership agreement provides that no partner or affiliate of a partner, including us, may engage in the provision of mobile telecommunications services, whether directly or as a reseller, in the United States, but excluding Puerto Rico and its other possessions and territories, including mobile third generation services delivered over any wireless spectrum, other than through the partnership. In addition, we are not permitted to engage in any business other than our activities as managing general partner of the partnership without the consent of Verizon Communications and Vodafone. See "-- Partnership Governance." These prohibitions generally do not restrict partners or their affiliates, other than us, from the following:


  . fixed wireless telecommunications businesses engaged in by a partner or its affiliates as an adjunct to its wireline service offering, fixed wireless high speed data services, fixed wireless video services and satellite communications services;

  . any wireless business opportunity that is rejected by our board of directors in our capacity as the managing general partner of the partnership so long as each of the directors elected by the holders of the class of our common stock held by that partner voted in favor of the partnership's pursuit of that business or was required to abstain due to a conflict of interest; provided that once that partner begins to engage in that business, the other partners may also do so;


  . any wireless activity engaged in by an entity in which a partner owns less than 40% of the total equity and with respect to which such partner does not have more than protective rights;

  . any investment in any entity to the extent that it does not exceed 10% of the equity of that entity except as a result of equity repurchases or recapitalizations;

  . any wireless business acquired by Verizon Communications or Vodafone, or their respective affiliates, as part of a larger business combination where the wireless business does not represent more than 40% of the total value of the acquired business;

  . any significant corporate transaction to which either Verizon
    Communications or Vodafone is a party and which results in a significant change in control of Verizon Communications or Vodafone;


  . a partner from owning or acquiring specified assets identified in the alliance agreement; or


  . a partner from selling the partnership's mobile telecommunications services as an agent of the partnership or on a "bundled" basis with wireline services, so long as the partner provides the partnership with the opportunity to purchase wireline services from the partner.


The partnership agreement provides that the non-competition provisions terminate upon the earliest of (1) the date the common stock held by Verizon Communications and its affiliates, assuming exchange of all partnership units, decreases to less than 40% of our total outstanding common stock, assuming exchange of all partnership units, (2) the date the common stock held by Vodafone and its included affiliates, assuming exchange of all partnership units, decreases to less than 20% of our total outstanding common stock, assuming exchange of all partnership units, (3) the date that either Verizon Communications and its affiliates or Vodafone and its included affiliates ceases to own any partnership units and (4) July 10, 2005, subject to repeated one-year extensions so long as Vodafone and its included affiliates hold at least 25% of our outstanding common stock, assuming exchange of all partnership units, and at least one partnership unit. Each of the threshold ownership amounts specified in this paragraph is subject to adjustment in connection with this offering and thereafter, as described below under "--Adjustment of Certain Threshold Amounts under the Partnership Agreement."


  Other than the non-compete provisions described above, the partnership agreement does not limit the businesses or activities of any partner other than us, even if those businesses or activities are competitive with those of the partnership. The agreement further states that if a partner, other than us, or its affiliates, officers, directors or employees acquire knowledge of a corporate opportunity that may be an opportunity for both the partnership and that partner, it will not have any obligation to transmit the opportunity to the partnership and will have no liability for choosing to pursue the opportunity itself.


 Restrictions on Transfer

  A partner generally does not have the right, directly or indirectly, to transfer any of the partnership interest held by that partner, other than the following permitted transfers:


  .  Transfers in accordance with the investment agreement.


  . A partner other than us does have the right, without the consent of the other partners, to transfer ownership of all or any part of its partnership interest to its ultimate parent or a wholly-owned subsidiary of the partner or its ultimate parent and to make transfers of 10% or more of its partnership interest, or up to three transfers totalling up to 10%, to any of its affiliates, other than us, if 50% of the common equity and voting power in the affiliate is owned by the partner. Wholly-owned subsidiaries, a partner's ultimate parent and these other affiliates who receive less than 10% of the partnership interests are referred to as "included affiliates."


  . Any partner other than us may generally transfer a 10% or greater partnership interest to any single person, subject to rights of first refusal held by each other partner, other than us, that, together with its wholly-owned subsidiaries, owns more than 20% of our total outstanding common stock, assuming exchange of all partnership units, and at least one partnership unit and is not an affiliate of the transferring partner. Sales by Verizon Communications and its affiliates are not subject to this right of first refusal. However, so long as Vodafone holds at least 30% of our total outstanding common stock, assuming exchange of all partnership units, and at least one partnership unit, then Vodafone will have an option to purchase any partnership interest which Verizon Communications intends to transfer if, as a result of the transfer, a third party would succeed to Verizon Communication's Class B director designation rights or Verizon Communications or the transferee becomes unable to report their earnings and results of operations with those of the partnership on a consolidated basis. Each of the threshold ownership amounts specified in this paragraph is subject to adjustment in connection with this offering and thereafter, as described below under "--Adjustment of Certain Threshold Amounts under the Partnership Agreement."


  Notwithstanding these exceptions, the partners, including us, may not sell shares of our stock or partnership units to major competitors of Verizon Communications or Vodafone if the competitor would then own more than 10% of our common stock, assuming conversion of all partnership units, although this prohibition does not apply to broadly dispersed public offerings or similar sales under Rule 144A or Regulation S unless the transferor was aware of an intent to resell the securities to these major competitors.


  A transferee (other than our company) of an amount of partnership units and/or common stock equal to at least 25% of our outstanding common stock, assuming exchange of all partnership units, and at least one partnership unit from Vodafone and its wholly-owned subsidiaries is entitled, if so designated by Vodafone, to the rights of Vodafone contained in the partnership agreement and all references to Vodafone would then refer instead to the transferee. Any transferee (other than our company) of an amount of partnership units and/or common stock equal to at least 20% of our outstanding common stock, assuming exchange of all partnership units, and at least one partnership unit from Verizon Communications and its wholly-owned subsidiaries is entitled, if so designated by Verizon Communications, to the rights of Verizon Communications contained in the partnership agreement and all references to Verizon Communications would then refer instead to the transferee. Any transferee described in this paragraph is known as an "exit transferee," and any transfer to an exit transferee is subject to rights of first refusal as described above. A selling partner must also transfer all high-vote stock owned by it and its affiliates to an exit transferee, who will thereby succeed to the rights of the tranferor as a holder of that high-vote stock. Each of the threshold ownership amounts specified in this paragraph is subject to adjustment in connection with this offering and thereafter, as described below under "--Adjustment of Certain Threshold Amounts under the Partnership Agreement."


  The partnership agreement provides that defined instances of a "change in ownership" of a partner will be deemed to be a proposed transfer of the partnership interest to which some of the provisions relating to transfers of partnership interests will apply. Neither Verizon Communications' nor Vodafone's right to veto significant decisions will be transferred to the new holder in the event of a change of control unless the holder is an exit transferee.

  As a result of the transfer restrictions described above, we will not be permitted to transfer any partnership units that we hold to any other person, without the consent of each partner. While the transfer restrictions do not prohibit our sale of Class A common stock, we need the consent of Verizon Communications and Vodafone to issue equity, as described above under "-- Partnership Governance" and any sale of Class A common stock that results in a change in control, other than a sale by Verizon Communications or Vodafone or a sale approved by them, will be deemed to be a transfer that is prohibited by the partnership agreement and triggers a right of first refusal for the benefit of the other partners.




 Partnership Units


  Partnership interests in the partnership will be represented by units. At
closing of the offering, we expect the partnership to issue        units,
including        units to us, assuming the underwriters do not exercise their over-allotment option. We intend to take action to ensure that, at all times, the number of our shares of common stock outstanding is the same as the number of partnership units we own in the partnership. The partnership agreement will permit us to contribute the proceeds we receive from sales of our common stock to the partnership in exchange for an equivalent number of units so long as the equity issuance was approved by the partners as described above under "-- Partnership Governance" or no approval was required. Other than this contribution and the reinvestment of distributions as described under "-- Distributions," no capital contributions to the partnership will be permitted.


  Our certificate of incorporation, the partnership agreement and the investment agreement will permit the other partners to transfer their units to us in exchange for stock on a one-for-one basis, subject to adjustment by an "exchange factor" as described under "Description of Capital Stock--Common Stock--Conversion of Class B and Class C shares and Exchange of Partnership Units."


 Adjustment of Certain Threshold Amounts under the Partnership Agreement


  As described above, some rights and obligations accorded to the partners under the partnership agreement are dependent upon the applicable partner or partners owning more than a specified amount of our common stock, assuming conversion of all outstanding partnership units. Certain of these threshold amounts are adjusted upon any issuance, repurchase or redemption by either our company or the partnership of its equity interests, but not options or warrants to purchase equity and not any issuances of partnership units as a result of the reinvestment of distributions, that changes the percentage of our total common stock owned by Verizon Communications or Vodafone, assuming exchange of all partnership units. The adjustment is designed to adjust the threshold so that the partner can continue to own the same number of shares of our stock and partnership units as before such event in order to continue to enjoy these rights, even though that number of shares of our stock and partnership units is now a lesser percentage of our total common stock, assuming exchange of all partnership units. If the relevant partner's aggregate percentage ownership of our total common stock, assuming exchange of all partnership units, is reduced in connection with the equity event, then the relevant threshold then in effect is multiplied by one minus the percentage decrease in the partner's ownership interest of our total common stock, assuming exchange of all partnership units, to obtain a revised threshold; if the partner's ownership is increased, then the relevant threshold is multiplied by one plus the percentage increase in the partner's ownership interest to revise the threshold. For example, if we issue stock for cash and use the proceeds to purchase partnership units and, as a result, a partner's ownership interest of our total common stock, assuming exchange of all partnership units, is reduced from 45% to 40%, a threshold that had previously been 25% would be reduced to 22.2%.


  Notwithstanding the prior paragraph, the thresholds can never be adjusted to exceed the amounts specified in the discussion above, and can never be reduced below a threshold amount that is 5% less than the maximum threshold amount required, so that a threshold of 25% can never be adjusted to below 20% or above 25%. In the event of an exit transfer as described above under "--Restrictions on Transfer", the thresholds are all reset at the amounts described above and will not be adjusted thereafter for any equity events.


  This offering will be an equity event and will reduce Verizon Communications'
partnership interest by   % and Vodafone's by   %, or   % and   % if the over-
allotment option is exercised in full. Accordingly, each of the thresholds applicable to Verizon Communications that are subject to adjustment will be
multiplied by   , resulting in a reduction of the thresholds, and each of the
thresholds applicable to Vodafone will be multiplied by   , also resulting in a
reduction of the thresholds. If the over-allotment option is exercised in full,
the thresholds will be further multiplied by   , in the case of Verizon
Communications, and in the case of Vodafone.


Secondment Agreement

  On April 3, 2000, Vodafone, Verizon Communications and the partnership entered into an employee secondment agreement, pursuant to which Vodafone agreed to second, or loan, approximately 14,000 of its employees to the partnership through and including December 31, 2000 at which time they became our employees. During this period, the seconded employees were paid by Vodafone but performed services exclusively for the partnership, which reimbursed Vodafone $657 million in 2000 for their salaries or wages and any relocation expenses.


Investment Agreement

  In connection with the formation of the partnership, Verizon Communications, Vodafone and the partnership entered into an investment agreement. In connection with the offering, the agreement is being amended and restated and we will become a party to the agreement.




 Vodafone's Put Right


  Phase I option


  The agreement permits Vodafone to require the partnership to repurchase from it and its included affiliates partnership interests at a price equal to their market value in July 2003 and/or July 2004. The aggregate amount that the partnership is required to purchase upon exercise of this right may not exceed $10.0 billion.


  Phase II option


  The agreement permits Vodafone to require the partnership to repurchase from it and its included affiliates partnership interests at a price equal to their market value in July 2005, July 2006 and/or July 2007 in exchange for the consideration described below. The aggregate amount that the partnership is required to purchase upon exercise of this right may not exceed $20.0 billion less the amount paid in connection with any exercises of the right described in the prior paragraph. In addition, no single exercise of the right may be for an amount in excess of $10.0 billion.


  Market value will be determined on the date when the notice of exercise is sent. In determining the market value of Vodafone's interests, we will use the market value of our common stock into which those interests are exchangeable. The amount by which Vodafone's interest in the partnership is reduced in connection with an exercise will be adjusted to reflect any increase in market value between the date of the notice and the date of settlement unless Vodafone had sought to exercise the option for an amount greater than its total ownership, in which case the partnership is required to pay it the value of all of its interests plus an amount equal to LIBOR plus 1.0% for the first 30 days and 2.0% thereafter.

 Verizon Communications' obligations

  Under the agreement, Verizon Communications has the right to obligate itself or its designee, rather than the partnership, to purchase some or all of the interests covered by the options described above. However, even if Verizon Communications exercises this right, Vodafone has the option to require the partnership to purchase up to $7.5 billion of interests in connection with the phase II option in the form of assumed debt or other consideration, as described below under "--Consideration to be paid upon exercise of the option." In addition, Verizon Communications is obligated to purchase interests that the partnership fails to repurchase, but its liability for all these failures cannot exceed $5.0 billion for the phase I option or $10.0 billion for the phase II option less amounts paid in respect of the phase I option.

 Consideration to be paid upon exercise of the option

  Verizon Communications will have the right to deliver to Vodafone cash or, at Verizon Communications' option, shares of Verizon Communications common stock. Verizon Communications will be required to grant registration rights to Vodafone with respect to any of these shares of common stock.

  The partnership will be required to pay cash. However, in connection with up to $7.5 billion of interests to be purchased pursuant to the phase II option, Vodafone may require the partnership to assume debt of Vodafone or its designee, or incur debt and distribute the proceeds to Vodafone or its designee. The debt:

  . shall be provided by a third-party lender;

  . shall mature 10 years after the date of exercise of the option and not require any amortization of principal for at least eight years;

  . shall be redeemable at the partnership's option after eight years;


  . except as stated below, shall be nonrecourse to the partners of the partnership; and

  . may be guaranteed, at Vodafone's sole option, by Vodafone or its designee.

  The partnership will not be permitted to make any prepayments, voluntarily take any action that would result in acceleration of the debt or waive any rights or provide any guarantee or similar credit enhancement for a period of eight years if the result would be to cause the debt to be allocated under Internal Revenue Code Section 752 to persons other than persons from which the assumed debt was assumed.

  Vodafone may require different consideration if the alternative structure would be more tax-efficient for it and would not have a material adverse effect on the partnership. Vodafone will be required to reimburse Verizon Communications, but not us, for any resulting postponement in the realization of tax benefits. Because we will not be reimbursed for any postponement in the realization of tax benefits, the amount of tax distributions to us and the other parties may increase, which would reduce the total amount of cash available to the partnership for other needs.


  We and Verizon Communications have also agreed to cooperate to change the above-described structure if an alternative structure would have more favorable tax consequences for Vodafone so long as we and Verizon Communications would not be adversely affected or would be indemnified for any losses caused by the change.


 Creation of Verizon Wireless Inc.

  The agreement prohibits any direct or indirect public offering of ownership interests in the partnership except issuances of stock by our company or in the form of a tracking stock or other shares of stock issued directly by Verizon Communications or Vodafone. The agreement provides that holders of partnership units (other than our company) can exchange their units for shares of our common stock. Our certificate of incorporation will provide for such an exchange. See "Description of Capital Stock--Common Stock." Under the agreement, we have been required to enter into a registration rights agreement. See "--Registration Rights."


 Class A Directors


  Verizon Communications and Vodafone will agree in the amended and restated investment agreement that they will, and will cause their affiliates to, vote all of their shares of Class B and Class C common stock in favor of the nominees that are jointly nominated by them to serve as our Class A directors.

Registration Rights

  We have granted registration rights to Verizon Communications and Vodafone requiring us to register shares of our common stock issued to them in exchange for partnership units. We are required to use our best efforts to register under the Securities Act any of those shares of our common stock for sale in accordance with the intended method of disposition, subject to customary deferral rights. Each holder will have an unlimited number of demand registration rights, but no demand may be made unless the shares to be registered have a market value on the demand date of at least $200 million. In addition, the holders will have the right to include their shares in other registrations of our equity securities other than on Form S-4 or S-8, subject to customary cutback provisions, although Verizon Communications and Vodafone are cut back only after all other holders, including holders exercising their own demand rights, are cut back. These piggyback rights will not apply in connection with the offering.


  We are required to use our best efforts to qualify to use Form S-3 and must take various steps to effectuate the registration rights.

  In addition, the agreement provides that the partnership is required to pay all registration expenses, including all filing fees and our fees and expenses, other than underwriting discounts and commissions and the fees of counsel, accountants or other persons retained by the holders. The agreement also contains customary indemnification and contribution provisions.


Verizon Communications Intellectual Property Arrangements

 Patents

  Subsidiaries of Verizon Communications own various patents related to the provision of wireless services. Under a license agreement, the subsidiaries have granted the partnership a perpetual, irrevocable, non-exclusive and non-transferable license to use some of these patents and related know-how in connection with the manufacture, sale and import of wireless telecommunications goods and services in the United States, its territories and possessions. The partnership also has the right to sublicense this property to resellers, vendors, agents, distributors, exclusive dealers and similar persons. The partnership is not required to pay any royalties for use of these patents.

  Pursuant to the alliance agreement, Verizon Communications will license or transfer to the partnership its rights to GTE Wireless patents regarding the provision of wireless services.


 Trademarks and Domain Names

  Verizon Communications has licensed trademarks, service marks, tradenames and domain names to the partnership. The partnership is not required to pay any royalties or fees for use of these trademarks, service marks, tradenames and domain names. Most notably, Verizon Communications owns the "Verizon" and "Verizon Wireless" brand names and some service offering names. The license agreements grant non-exclusive, non-transferable licenses to use the trademarks, service marks, trade name and domain names in connection with the marketing, advertising, sale and provision of wireless communications goods and services in the United States, its territories and possessions. The partnership also has the right to sublicense this intellectual property to resellers, vendors, agents, distributors, exclusive dealers and similar persons. The licenses include quality control standards governing the partnership's use of the intellectual property.


  The license to use the "Verizon" and "Verizon Wireless" brand names will expire 2 1/2 years after the first day an alternate brand is adopted or Verizon Communications ceases to own any interest in the partnership. Verizon Communications may also terminate upon breach or insolvency or upon our failure to perform any material obligations under the license. In addition, pursuant to the alliance agreement between Verizon Communications and Vodafone, we are required to change our brand name and discontinue the use of any trademarks owned by Verizon Communications at any time if we are directed to do so by Verizon Communications.


  The license to use some service offering marks will terminate on the date that Verizon Communications ceases to own any interest in the partnership. This license may also be terminated upon 30 days written notice in the event of the partnership's breach or insolvency.


  Pursuant to the alliance agreement, Verizon Communications will license or transfer to the partnership its rights to various GTE Wireless trademarks, service marks, tradenames and other intellectual property regarding the provision of wireless services.


Vodafone Intellectual Property Arrangements

 Patents

  Vodafone Americas Asia, Inc., formerly AirTouch, has assigned various patents regarding the provision of wireless services outright to the partnership or another subsidiary of Verizon Communications. The partnership has granted back to AirTouch a royalty free, perpetual, non-exclusive worldwide license to the patents, with the right to sublicense them to third parties. We have agreed that we will not license or otherwise transfer the patents to Verizon Communications, including its other affiliates and subsidiaries, without AirTouch's prior written permission.


 Trademarks and Domain Names

  Vodafone Americas Asia, Inc., formerly AirTouch, has licensed trademarks, service marks, tradenames and domain names to the partnership. The license agreement grants a non-exclusive, non-transferable license to use the trademarks, service marks, trade names and domain names in connection with the marketing, advertising, sale and provision of wireless communications goods and services in the United States, its territories and possession. The partnership also has the right to sublicense this intellectual property to resellers, agents, distributors, exclusive dealers and similar persons. The partnership is not required to pay any royalties for use of this intellectual property. The license includes quality control standards governing the partnership's use of the property. The license agreement lasts until April 3, 2002, subject to earlier termination by the partnership upon 30 days written notice, by AirTouch upon our insolvency or bankruptcy, or by one party upon the other party's material breach.


 Software License Agreement

  Vodafone Americas Asia, Inc., formerly AirTouch, has also irrevocably assigned and transferred to the partnership some of its software and related rights. The partnership has granted back to Air Touch a perpetual worldwide, irrevocable, royalty-free, non-exclusive transferable license to sell, use, copy and otherwise fully exploit the software.

Tower Arrangements

  We generally lease or pay a monthly fee for, rather than own or control, the tower space on which our antennas are located. Prior to the formation of the partnership, Bell Atlantic Mobile, GTE Wireless and Vodafone each entered into separate transactions with different tower management companies to sell or lease on a long-term basis the majority of their communications towers and related assets. In connection with each of these transactions, Bell Atlantic Mobile, GTE Wireless and Vodafone either entered into global leases for, or reserved antenna space on, each of the towers in exchange for a monthly rental or site maintenance payment. The tower companies are also required to build and manage future towers on which our antennas will be located. In two of the agreements, the tower company entered into a joint venture with one of our principal stockholders. Each of the tower monetization transactions with those joint ventures is summarized below:

 Bell Atlantic Mobile

  In March 1999, Bell Atlantic Mobile formed a joint venture with Crown Castle to own and operate approximately 1,500 towers, representing substantially all the towers then owned by Bell Atlantic Mobile. The joint venture is controlled and managed by Crown Castle, which owns a controlling interest of 58%, while a subsidiary of Verizon Communications owns a minority interest of 42%. Under the agreement, the joint venture is entitled to build and own the first 500 towers to be built for Bell Atlantic Mobile's wireless network after the date of the agreement. The joint venture leases antenna space on the original towers to the partnership and will lease antenna space on any new towers, at monthly rates ranging from $1,585 to $2,325 per tower, with annual increases of 3% or the percentage increase in the consumer price index, whichever is greater.

 GTE Wireless

  In January 2000, GTE Wireless formed a joint venture with Crown Castle to own and operate approximately 2,300 towers, representing substantially all the towers then owned by GTE Wireless not including the towers purchased as part of the Ameritech properties acquisition. The joint venture is controlled and managed by Crown Castle which owns a controlling interest of 80.1%, while a subsidiary of Verizon Communications owns a minority interest of 19.9%. Under the agreement, the joint venture is entitled to build and own the first 500 towers to be built for GTE Wireless' network after the date of the agreement. The joint venture leases antenna space on the original towers to the partnership and will lease antenna space on any new towers, at the monthly rate of $1,400 per tower, with annual increases of 4%. At the same time, GTE Wireless and Crown Castle also signed a letter agreement giving GTE Wireless the right to contribute up to 600 towers acquired as part of the acquisition of the Ameritech properties on substantially the same terms and conditions described above.

 Vodafone


  In August 1999, AirTouch Cellular signed a definitive agreement with American Tower Corporation for the sublease of all unused space on approximately 2,100 of its communications towers, in exchange for $800 million plus a five-year warrant to purchase 3 million American Tower shares at $22 per share. In February 2000, AirTouch Cellular also signed a definitive agreement with SpectraSite Holdings, Inc. for the sublease of unused space on approximately 430 of its towers in exchange for $155 million. As of June 30, 2001, approximately 2,100 towers have been subleased, at the monthly rate of $1,500 per tower and there were no remaining transactions to close under these agreements. The tower sublease agreements require monthly maintenance fees for the existing physical space used by the partnership's cellular equipment. Vodafone also entered into exclusive three-year build-to suit agreements with American Tower and SpectraSite to produce new towers in strategic locations. The build-to-suit agreements were assumed by the partnership upon the closing of the AirTouch Properties acquisition.

  Upon the formation of the partnership, Verizon Communications and Vodafone agreed that proceeds from tower monetization transactions entered into prior to April 3, 2000 are excluded from the assets of the partnership. The partners further agreed that they could cause the partnership to enter into further tower monetization transactions with respect to towers contributed to the partnership by such partners, excluding any towers previously used by PrimeCo. The proceeds from these transactions were to be excluded from the assets of the partnership if the transaction was entered into by April 3, 2001 and is consummated by April 3, 2003, although the partnership would be liable for the financial obligations incurred in those transactions. In connection with any monetization transaction described above, Verizon Communications and Vodafone are required to ensure that the partnership will have access to the towers and that the financial terms are similar to those in the existing arrangements. The partners also agreed to reimburse the partnership for any costs incurred for assistance or services provided by the partnership with respect to existing or future tower monetization transactions. As of December 31, 2000 and June 30, 2001, the total expenses incurred by the partnership and subject to reimbursement by Vodafone amounted to $3.2 million and $1.5 million, respectively. As of December 31, 2000 and June 30, 2001, the total expenses incurred by the partnership and subject to reimbursement by Verizon Communications amounted to $2.8 million and $1.1 million, respectively. We have also agreed that, if we decide to monetize any towers located in former Vodafone markets at any time in the future, all of the net proceeds will be distributed to Vodafone and Verizon Communications on a 65%/35% basis. We are not required to enter into any such monetization transactions.


Financing Arrangements

  In connection with the alliance agreement, Verizon Communications and Vodafone contributed to the partnership approximately $9.5 billion of debt, including $5.5 billion of debt under our credit facility and intercompany obligations incurred by Verizon Communications subsidiaries and $4 billion from Vodafone.


  Existing intercompany loans and any additional intercompany loans that may be made to us to fund future debt financing requirements will be provided by Verizon Communications or its affiliates at interest rates and other terms that will be substantially equivalent to the interest rates and other terms that we would be able to obtain from third parties, including the public markets, without the benefit of a guaranty by Verizon Communications or any of its affiliates. As of June 30, 2001, the partnership had $10.1 billion of outstanding indebtedness borrowed from affiliates of Verizon Communications at an average interest rate of 5.47%. We intend to borrow additional amounts from these affiliates to fund the remaining purchase price of licenses we acquired in the recent FCC auction if we must pay it before this offering is completed, although we have no commitment from them to lend to us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources--Cellco Partnership--Debt Service."


  The partnership has agreements with an entity owned by Verizon Communications and Vodafone that is currently operating an overlapping property in Chicago that we were required to dispose of pursuant to FCC regulations. Pursuant to the agreements, the partnership is providing transition services and products and employee services and is licensing trademarks and copyrighted materials. As of June 30, 2001, the entity has incurred charges and has an outstanding balance due of approximately $120 million and is incurring interest charges at a rate of 5.47% per annum on any of the unpaid amount.




Other Services Provided to Verizon Communications


  Since the formation of the partnership, the partnership has provided tax services to Verizon Communications related to resolving tax disputes and controversies relating to periods prior to the formation of the partnership. For the year ended December 31, 2000 and the six months ended

June 30, 2001, the partnership has charged Verizon Communications a total of $0.4 million and $0.5 million, respectively.


  For the years ended December 31, 1998, 1999, 2000 and the six months ended June 30, 2001 the partnership, in the normal course of business, recorded revenues related to transactions with Verizon Communications affiliated companies of $29 million, $26 million, $51 million and $29 million, respectively.


Other Services Provided by Verizon Communications

 Direct Telecommunication and Data Processing


  The partnership incurred direct telecommunication and data processing charges of $162 million, $203 million, $272 million and $90 million for the years ended December 31, 1998, 1999, 2000 and the six months ended June 30, 2001, respectively, for services provided by subsidiaries and affiliates of Verizon Communications including, but not limited to the following services: telephone, network interconnection, switching and directory assistance.


 General Services


  The partnership has agreements with Verizon Communication subsidiaries and affiliates, primarily relating to former GTE entities, for the provision of general management and administrative services, including but not limited to payroll, accounts payable, legal management, tax, accounting, procurement, inventory management, real estate and information technology services. The partnership incurred total charges of approximately $27 million, $62 million, $142 million and $7 million for the years ended December 31, 1998, 1999, 2000 and the six months ended June 30, 2001, respectively for general management and administrative services. Our need for these services has decreased as a result of the combination of the businesses that form Verizon Wireless, as many of these services were provided to GTE Wireless entities which had less of a management infrastructure than the partnership currently has.


 Billing Services


  The partnership incurred charges of approximately $47 million, $45 million and $49 million for the years ended December 31, 1998, 1999 and 2000, respectively, for bill preparation and printing services provided by a subsidiary of Verizon Communications. Effective January 2001, an independent third party provided bill preparation and printing services for the partnership.


 Roaming and Clearinghouse Services


  The partnership incurred charges of approximately $24 million, $24 million, $24 million and $32 million for the years ended December 31, 1998, 1999, 2000 and the six months ended June 30, 2001, respectively, for roaming settlement, fraud detection and call clearinghouse services provided by GTE
Telecommunications Services Incorporated, a subsidiary of Verizon
Communications.


  The partnership has entered into a roaming agreement with a subsidiary of Verizon Communications to permit our subscribers to use its network in Puerto Rico, where we do not have a license to provide services, and to permit its subscribers to roam on our network. Under the agreement, we paid $0.1 million, $0.5 million, $1.5 million and $0.5 million for the years ended December 31, 1998, 1999, 2000 and the six months ended June 30, 2001, and received $0.1 million, $0.2 million, $1 million and $1 million for the years ended 1998, 1999, 2000 and the six months ended June 30, 2001.

 Vehicle Leases


  The partnership incurred charges of approximately $3 million, $2 million, $2 million and $0.7 million for the years ended December 31, 1998, 1999, 2000 and the six months ended June 30, 2001, respectively, for leases for company vehicles from Verizon Credit Inc., formerly known as GTE Leasing Corporation, a subsidiary of Verizon Communications.




 Sales and Distribution Services


  The partnership incurred charges of $10 million, $6 million, $8 million and $3 million for the years ended December 31, 1998, 1999, 2000 and the six months ended June 30, 2001, respectively, for commissions and other sales expenses related to the sale and distribution of the partnership's products and services by subsidiaries and affiliates of Verizon Communications.




 Lockbox Services


  The partnership currently purchases lockbox services from Verizon Communications at market rates. For the years ended December 31, 1998, 1999, 2000 and the six months ended June 30, 2001, the partnership, in the normal course of business made lockbox payments of $3 million, $6 million, $5 million and $2 million, respectively.


 Insurance


  The partnership currently purchases property and casualty insurance from affiliates of Verizon Communications at market rates. For the years ended December 31, 1998, 1999, 2000 and the six months ended June 30, 2001, the partnership, in the normal course of business paid $5 million, $6 million, $4 million and $5 million, respectively.


 Construction of Cellsites


  The partnership incurred capital expenditures of $22 million and $26 million for the years ended December 31, 1998 and 1999, respectively for construction of cellsites from GTE Government Services. Beginning in 2000, the construction of cellsites was performed by an independent third party.

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth information regarding beneficial ownership of our common stock immediately prior to the offering, and as adjusted to reflect the sale of shares in the offering, held by:


  . each of our named executive officers;

  . each director;

  . each holder of more than 5% of any class of our outstanding common stock;
    and

  . all current directors and executive officers as a group.

Shares of Class B and Class C common stock owned by Verizon Communications and Vodafone are also included under the Class A common stock column because those shares are convertible at any time into shares of Class A common stock on a one-for-one basis. In addition, the Class A common stock column also includes units in the partnership since those units are also convertible on a one-for-one basis at any time. In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes shares issuable pursuant to stock options that are exercisable within 60 days after the date hereof. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding the options but are not outstanding for computing the percentage of any other person.


  To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power regarding all shares of common stock.


                                Shares Beneficially                            Shares Beneficially
                             Owned Before the Offering                       Owned After the Offering
                       --------------------------------------        ----------------------------------------
                           Class A       Class B    Class C               Class A        Class B    Class C
                            common        common     common     %          common         common     common     %
                            stock         stock      stock    Total        stock          stock      stock    Total
 Name and Address of   ---------------- ---------- ---------- Voting ------------------ ---------- ---------- Voting
   Beneficial Owner      Shares     %   Shares  %  Shares  %  Power     Shares      %   Shares  %  Shares  %  Power
 --------------------  ----------- ---- ------ --- ------ --- ------ ------------- ---- ------ --- ------ --- ------
 Verizon
  Communications Inc.
  (1)
  1095 Ave of the
  Americas New York,
  NY.................                   1,000  100   --   --                            1,000  100   --   --
 Vodafone Group Plc
  (2)
  The Courtyard
  2-4 London Road
  Newbury Berkshire
  RG14 1JX England...                     --   --  1,000  100                             --   --  1,000  100
 Ivan G. Seidenberg..
 Sir Christopher
  Gent...............
 Lawrence T. Babbio,
  Jr.................
 Michael T. Masin....
 Kenneth J. Hydon....
 William L. Keever...
 Dennis F. Strigl....
 Lowell C. McAdam....
 Richard J. Lynch....
 Edward Langston.....
 S. Mark Tuller......
 All officers and
  directors as a
  group (  persons)..

--------

(1) Includes shares and partnership units held of record by the following subsidiaries of Verizon Communications: Bell Atlantic Cellular Holdings, L.P., NYNEX PCS Inc., PCSCO Partnership, GTE Wireless Incorporated, GTE Consumer Services Incorporated, GTE Wireless of Ohio Incorporated and GTE Wireless of the South Incorporated.


(2) Includes shares and partnership units held of record by the following subsidiaries of Vodafone: PCS Nucleus, L.P., JV Partnerco, LLC and AirTouch Paging.

                               ----------------

  The following table shows the beneficial ownership of Class A common stock in the table above that is represented by ownership of Class B and Class C common shares, partnership units and options. Class B shares, Class C shares and partnership units are all convertible into Class A shares on a one-to-one basis.



                                                                        Shares
                                                                       issuable
                                                                         upon
                                          Class B Class C Partnership  exercise
        Name of Beneficial Owner          Shares  Shares     Units    of Options
        ------------------------          ------- ------- ----------- ----------
Verizon Communications...................  1,000       0                   0
Vodafone.................................      0   1,000                   0
Ivan G. Seidenberg.......................    --      --       --
Sir Christopher Gent.....................    --      --       --
Lawrence T. Babbio, Jr. .................    --      --       --
Michael T. Masin.........................    --      --       --
Kenneth J. Hydon.........................    --      --       --
William L. Keever........................    --      --       --
Dennis F. Strigl.........................    --      --       --
Lowell C. McAdam.........................    --      --       --
Richard J. Lynch.........................    --      --       --
Edward Langston..........................    --      --       --
S. Mark Tuller...........................    --      --       --
All officers and directors as
 a group (   persons)....................    --      --       --

         UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

  The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of Class A common stock by a beneficial owner that is a "Non-U.S. Holder." A "Non-U.S. Holder" is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual (other than certain former citizens of the United States subject to tax as expatriates), a foreign corporation, a foreign partnership, or a foreign estate or trust.




  This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. Prospective holders should consult their tax advisors with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.


Dividends

  Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a Non-U.S. Holder will be required to provide us with an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty. In addition, in certain cases where dividends are paid to a Non-U.S. Holder that is a partnership or other pass-through entity, persons holding an interest in the entity may need to provide us with the required certification.


  The withholding tax does not apply to dividends paid to a Non-U.S. Holder that provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the Non-U.S. Holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" imposed at a rate of 30% (or a lower treaty rate) on an earnings amount that is net of the regular tax.

Gain on Disposition of Class A Common Stock


  A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of Class A common stock unless:

  . the gain is effectively connected with a trade or business of the Non-
    U.S. Holder in the United States;

  . in the case of certain Non-U.S. Holders who are non-resident alien individuals and hold the common stock as a capital asset, the individuals are present in the United States for 183 or more days in the taxable year of the disposition; or



  . the company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes at any time within the five-year period preceding the disposition or the Non-U.S. Holder's holding period, whichever period is shorter.

  We believe that we are not, and do not anticipate becoming, a "U.S. real property holding corporation" for United States federal income tax purposes.

Information Reporting Requirements and Backup Withholding

  We must report to the IRS the amount of dividends paid to each Non-U.S. Holder, the name and address of the recipient and the amount of any tax withheld. A similar report is sent to the Non-U.S.

Holder. Under tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence. A Non-U.S. Holder may need to certify its non-U.S. status in order to avoid backup withholding at the rates specified in the Code on dividends paid to it.


  U.S. information reporting and backup withholding generally will not apply to a payment of proceeds of a disposition of common stock where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, a Non-U.S. Holder may need to certify its non-U.S. status in order to avoid information reporting and backup withholding at the rates specified in the Code on disposition proceeds where the transaction is effected by or through a U.S. office of a broker. In addition, U.S. information reporting requirements may apply to the proceeds of a disposition effected by or through a non-U.S. office of a U.S. broker, or by a non-U.S. broker with specified connections to the United States.


  Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. When withholding results in an overpayment of taxes, a refund may be obtained if the required information is furnished to the IRS.

Federal Estate Tax

  An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value of the stock in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                          DESCRIPTION OF CAPITAL STOCK

  The following descriptions are summaries of the material terms of our certificate of incorporation and bylaws as each will be in effect upon closing of the offering. They may not contain all of the information that is important to you. To understand them fully, you should read our certificate of incorporation and bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.


General

  The authorized capital stock of Verizon Wireless Inc. consists of 25,000,000,000 shares of Class A common stock, par value $.001 per share, 1,000 shares of Class B common stock, par value $.001 per share, 1,000 shares of Class C common stock, par value $.001 per share, and 25,000,000 shares of preferred stock, par value $.001 per share.


Common Stock

  After giving effect to the offering, we will have             shares of our
Class A common stock, 1,000 shares of our Class B common stock and 1,000 shares of our Class C common stock outstanding.


 Voting rights

  The holders of Class A common stock generally have rights identical to holders of Class B and Class C common stock, except that:

  . each holder of Class A common stock is entitled to one vote per share on all matters to be voted upon by the shareholders,

  . each holder of Class B common stock is entitled to the number of votes equal to:


   (1) ten; multiplied by

   (2) the sum of (a) the number of shares of Class B common stock held by that holder and (b) the number of partnership units owned by that holder adjusted by the exchange factor described below; and


  . each holder of Class C common stock is entitled to the number of votes equal to:


   (1) four, or if there are no shares of Class B common stock outstanding, one; multiplied by

   (2) the sum of (a) the number of shares of Class C common stock held by that holder and (b) the number of partnership units owned by that holder adjusted by the exchange factor.


  The following table shows the respective voting power of the Class A, Class B and Class C common stock after completion of the offering, assuming that shares of Class A common stock, 1,000 shares of Class B common stock and 1,000 shares of Class C common stock are issued and outstanding and partnership units are owned by holders of the Class B shares and partnership units are held by holders of the Class C shares:



            Class of Common   Number of
             Stock              Votes
            ---------------   ----------
            Class A shares:        votes
            Class B shares:        votes
            Class C shares:        votes

  In addition, our board of directors will be elected as follows:


  . If there are shares of Class B common stock and Class C common stock outstanding, our board of directors will consist of 13 directors to be elected by:


   -- holders of Class B common stock who, voting as a class, will vote for seven directors;

   -- holders of Class C common stock who, voting as a class, will vote for three directors; and

   -- holders of common stock who, voting as a class, will vote for our three remaining directors.


  . If there are no shares of Class B common stock outstanding, our board of directors will consist of seven directors to be elected by:

   -- holders of Class C common stock who, voting as a class, will vote for one director; and

   -- holders of common stock who, voting as a class, will vote for our six remaining directors.


  . If there are no shares of Class C common stock outstanding, our board of directors will consist of seven directors to be elected by:

   -- holders of Class B common stock who, voting as a class, will vote for four directors; and

   -- holders of common stock who, voting as a class, will vote for our three remaining directors.

  . If there are no shares of Class B or Class C common stock outstanding, our board of directors will consist of seven directors to be elected by holders of our common stock.

  Otherwise, and except as stated in our certificate of incorporation and described below or as required by applicable law, holders of our common stock will vote together as a single class on all other matters. Generally, all matters to be voted on by stockholders must be approved by a majority or, in the case of election of directors, by a plurality of the votes entitled to be cast by all shares of Class A, Class B and Class C common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. Holders of our common stock are not entitled to cumulate their votes in the election of directors.

  Verizon Communications and Vodafone have agreed in the investment agreement that they will jointly agree upon, and agree to vote for, their nominees for Class A directors.


  In addition, our certificate of incorporation contains limits on the ability of our board of directors and the executive committee to meet in the absence of all of the Class C directors, in order to ensure that the holders of the Class C common stock are able to participate in any decisions.


  Our capital structure, including the high-vote stock, has been designed to provide the Class B holders with the ability to exercise control over our company and the Class C holders with the ability to have significant representation and veto rights over significant decisions, despite the fact that these stockholders hold a very small direct interest in our company and hold the remainder of their economic interest in the partnership.


 Board Committee Rights; Special Veto Rights

  Holders of our Class B and Class C common stock will have special rights to ensure that their directors are represented on our executive committee, special committee and other committees. Our board of directors may not consider significant decisions, including equity issuances and significant acquisitions, without the prior approval of the decisions by the special committee. As a result of these provisions, the special committee directors, who will be elected by Verizon Communications and Vodafone, will effectively have a veto right over these important decisions.

  Our certificate of incorporation and bylaws provide that matters that are subject to the approval of the special committee of our board of directors related to the conduct of our business and acquisition or disposition of substantial assets, if submitted to a vote of stockholders, will be approved solely by the affirmative vote of the holders of a majority of Class B common stock and Class C common stock. See "Management--Board Committees."



  In addition, we may not issue any shares of common stock without the approval of the holders of a majority in voting power of the Class C common stock if, immediately after giving effect to the issuance, the holders of the Class C common stock and their included affiliates would own less than 20% of our then outstanding common stock, assuming exchange of all outstanding partnership units, subject to adjustment in connection with this offering and thereafter, as described below under "--Adjustment of Certain Threshold Amounts under the Certificate of Incorporation". Because all Class C common stock would be required to be converted into Class A common stock if the holders' ownership was lower than this threshold, this provision seeks to ensure that they cannot be diluted below this threshold without their consent. The Class C common stock holders will have this right even if they have previously sold a portion of their investment in our company, so long as they continue to own at least the specified percentage of our total common stock, assuming exchange of all partnership units. These holders will not have any fiduciary duties to our company or other stockholders in exercising this right.


 Conversion of Class B and Class C Shares and Exchange of Partnership Units


  Shares of Class B and Class C common stock may be converted into Class A common stock at any time at the option of the holder on a one-for-one basis. Each partnership unit held by anyone other than Verizon Wireless Inc. and its subsidiaries may be exchanged into Class A common stock at any time at the option of the holder on a one-for-one basis. Alternatively, partners may exchange all of the equity in an entity with no assets or liabilities other than partnership units for Class A common stock. The exchange mechanism permits the partners to benefit from the liquid market for our common stock, since they can convert their units at any time into common stock, while maintaining the flexibility of owning a direct interest in the partnership and enjoying the rights of a partner under the partnership agreement. The investment agreement provides for adjustment to the exchange ratio for partnership units if Verizon Wireless Inc. holds assets and liabilities (other than partnership units) the aggregate value of which exceeds 1% of the net assets of the partnership. The adjustment is referred to as the "exchange factor."


  Any shares of Class B or Class C common stock as to which the record ownership or voting control is transferred to, or with respect to which a contractual right of consent is given to, a person other than Verizon, Vodafone, any member of the Verizon Group, Vodafone Group and any of their "included affiliates" or "exit transferees", as each term is defined in the partnership agreement, will automatically convert to shares of Class A common stock upon the disposition. However, no conversion will be required solely as a result of a stock pledge. In addition


  . Each share of Class B common stock shall automatically convert into one share of Class A common stock if

   (1) the number of shares of outstanding common stock plus the number of shares issuable upon exchange of outstanding partnership units held by the holders of Class B common stock and their included affiliates constitute less than 20% of the then outstanding common stock, assuming exchange of all outstanding partnership units, subject to adjustment in connection with this offering and thereafter, as described below under "--Adjustment of Certain Threshold Amounts under the Certificate of Incorporation", or


   (2) those holders and their included affiliates cease to hold any partnership units.

  Upon conversion, the Class B directors will be deemed to have resigned from the board of directors and all committees, and the board and the committees will be deemed reduced in size as provided above.

  . Each share of Class C common stock shall automatically convert into one share of Class A common stock if

   (1) the number of shares of outstanding common stock plus the number of shares issuable upon exchange of outstanding partnership units held by the holders of Class C common stock and their included affiliates constitute less than 20% of the then outstanding common stock, assuming exchange of all outstanding partnership units, subject to adjustment in connection with this offering and thereafter, as described below under "--Adjustment of Certain Threshold Amounts under the Certificate of Incorporation", or


   (2) those holders and their included affiliates cease to hold any partnership units.


  Upon conversion, the Class C directors will be deemed to have resigned from the board of directors and all committees, and the board and the committees will be deemed reduced in size as provided above.

This provision will prevent our Class B or Class C stockholders from decreasing their economic interest in our company to less than the specified threshold while still retaining control of a substantial percentage of the voting power of our common stock.


 Dividends

  Holders of Class A, Class B and Class C common stock will share ratably in any dividend declared by the board of directors, subject to any preferential rights of any outstanding preferred stock. Dividends consisting of shares of common stock may be paid only as follows:

  . shares of Class A common stock may be paid only to holders of shares of Class A common stock, shares of Class B common stock may be paid only to holders of Class B common stock and shares of Class C common stock may be paid only to holders of Class C common stock; and

  . shares shall be paid proportionally with respect to each outstanding share of Class A, Class B and Class C common stock.

We may not subdivide or combine shares of any class of common stock without at the same time proportionally subdividing or combining shares of the other classes. This provision is designed to prevent our company from taking actions with respect to dividends that favor one class of holders over another.


 Other Rights

  In the event of any merger or consolidation of Verizon Wireless with or into another company in connection with which shares of common stock are converted into or exchangeable for shares of other stock or securities, cash and/or other property, all holders of common stock, regardless of class, will be entitled to receive either:

  . the same kind and amount of shares of stock and other securities and property, provided that if shares of common stock are converted into or exchanged for shares of capital stock, the capital stock may differ to the extent that the Class A, Class B and Class C common stock differ as provided for in the certificate of incorporation; or

  . if holders of each class of common stock receive different distributions, then the holders shall receive a distribution equal to the value per share into which each share of any other class of common stock is converted or exchanged, as determined by an independent investment banking firm of national reputation selected by the board.

  Similar provision is made in the event of a reclassification of our Class A common stock into another security. In the event of liquidation, dissolution or winding up of Verizon Wireless, the holders of common stock, regardless of class, are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.


  The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.


 Use of Proceeds of Stock Issuances; Number of Partnership Units

  We intend to cause the number of shares of our common stock that are issued and outstanding to be equal at all times to the number of partnership units we own in the partnership. We intend to contribute the net proceeds of any stock issuance to the partnership in exchange for partnership units equal in number to the number of shares of common stock, except to the extent that we use the net proceeds of the issuance, together with available cash, to repurchase shares of our common stock in the market in order to minimize dilution.


Preferred Stock

  Our board of directors, subject to the prior approval of the special committee and of the partners under the partnership agreement, has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of it, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Verizon Wireless without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any preferred stock.


  We will agree in the partnership agreement that we will not issue any preferred stock unless, prior to the offering, we agree with Verizon Communications and Vodafone on the method for adjusting and redetermining the partnership interest of each partner as a result of the offering. Each of Verizon Communications and Vodafone only have this right so long as it owns at least 20% of our common stock, assuming conversion of all outstanding partnership units, although this threshold is subject to adjustment in connection with this offering and thereafter, as described above under "Certain Relationships and Related Party Transactions--Partnership Agreement--Adjustment of Certain Threshold Amounts under the Partnership Agreement."


Adjustment of Certain Threshold Amounts under the Certificate of Incorporation


  As described above, some of the rights accorded to Verizon Communications and Vodafone under our certificate of incorporation only accrue when the applicable stockholder owns more than a specified amount of our common stock, assuming conversion of all outstanding partnership units. Our certificate of incorporation provides that these threshold amounts are adjusted upon any issuance, repurchase or redemption by our company of our equity interests that changes the percentage of the partnership owned by Verizon Communications or Vodafone. The adjustment is identical to the adjustment mechanism contained in the partnership agreement and described under "Certain Relationships and Related Party Transactions--Partnership Agreement--Adjustment of Certain Threshold Amounts under the Partnership Agreement."


  Upon completion of this offering, each of the 20% thresholds applicable to
Verizon Communications that are subject to adjustment will be reduced to   %,
or   % if the over-
allotment option is exercised in full, and each of the 20% thresholds
applicable to Vodafone will be reduced to   %, or   % if the over-allotment
option is exercised in full.


Certain Anti-Takeover Effects of Delaware Law

  We have expressly elected not to be governed by Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a publicly held Delaware corporation from engaging in various "business combination" transactions with any interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder, unless


  . the transaction is approved by the board of directors prior to the time the interested stockholder obtained such status;


  . upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting power of the corporation outstanding at the time the transaction commenced; or

  . at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting power which is not owned by the interested stockholder.


  A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of a corporation's voting power.

Other Material Provisions of Our Certificate of Incorporation and Bylaws


 Corporate Opportunities

  Delaware law generally imposes a fiduciary duty that prohibits directors and officers of a company from taking for themselves a business opportunity without first presenting it to the company if it is one that the company can undertake within its line of business, subject to various exceptions. However, our certificate of incorporation provides that, unless a stockholder otherwise agrees in writing:


  . No stockholder and no director or officer of our company who is also a director or officer of that stockholder or any of its affiliates shall be restricted or limited in any way in carrying on separate businesses or activities from our company, the partnership and their subsidiaries now or in the future which are permitted by the non-competition provisions of the partnership agreement, even if the businesses or activities are in fact competitive with ours.


  . Neither we, the partnership nor our subsidiaries or any of our other stockholders shall have any interest or rights in or to those other businesses or activities or any profits, liabilities or obligations with respect to those businesses or activities.


  . In the event that any of our stockholders, directors or officers acquires knowledge of a potential transaction, agreement, arrangement or other matter which may be a corporate opportunity for both our company and that stockholder, those persons

    (1) will not have any duty to communicate or offer the corporate opportunity to our company,

    (2) will not be liable to our company for breach of any fiduciary duty by reason of the fact that he or she pursues or acquires the corporate opportunity or fails to communicate the corporate opportunity to our company, and

    (3) will not be obligated to account to our company or any other stockholder for any property, profit or benefit derived from the opportunity.

These provisions effectively remove the fiduciary duty described above that would ordinarily be required under Delaware law and will permit our officers, directors and principal stockholders to take advantage of business opportunities that we might be interested in without first asking us, subject to compliance with the non-compete provision in the partnership agreement.


  If we amend, modify or repeal this provision, it will not adversely affect any right or protection of a stockholder, officer or director in respect of any act or omission occurring prior to the time of the amendment, modification or repeal.


 Vacancies and Removal of Directors

  Our certificate of incorporation provides that (a) any vacancy of a Class B directorship shall be filled only by the affirmative vote of the remaining Class B directors then in office or by a majority vote of the holders of the Class B common stock, voting separately as a class, if no Class B directors then exist and (b) any vacancy of a Class C directorship shall be filled only by the affirmative vote of the remaining Class C directors then in office or by a majority vote of the holders of the Class C common stock, voting separately as a class, if no Class C directors then exist. Vacancies of a Class A directorship due to death, resignation, disqualification or other cause will be filled by the remaining directors.


  In addition, directors may only be removed from office for cause with the vote of 80% of the voting power of our voting stock, which will be all classes of our common stock upon completion of the offering, voting together as a single class, or a majority of the voting power if there are no shares of Class B common stock outstanding. However:

  . a Class A director may be removed with or without cause by the affirmative vote of the holders of a majority in voting power of the stock of our company entitled to vote generally in the election of directors, voting as a single class, and the affirmative vote of the holders of a majority in voting power of the Class B and Class C common stock, each voting as a separate class;


  . a Class B director may be removed with or without cause by the affirmative vote of the holders of a majority in voting power of Class B common stock; and


  . a Class C director may be removed with or without cause by the affirmative vote of the holders of a majority in voting power of Class C common stock.


Members of the special committee or the executive committee may only be removed from their positions as members of those committees (1) in the case of Class B directors and Class C directors by majority vote of the directors belonging to the same class or (2) for cause by the affirmative vote of two Class A directors, four Class B directors and one Class C director or, if there are no shares of Class B or no shares of Class C common stock outstanding, members may be removed for cause by the affirmative vote of five directors.


  These provisions will make it more difficult to remove incumbent directors to accomplish a change of control of our company.


 Special Meetings of Stockholders

  Special meetings of stockholders may be called at any time only by our chairman of the board, a member of the special committee or by the board of directors pursuant to a resolution approved by a majority of the then authorized number of directors. As a result, stockholders will have a more difficult time raising matters for consideration by the stockholders, such as removal of directors, except at annual meetings.


 Advance Notice Requirements for Stockholder Proposals and Director Nominations

  Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders or nominate Class A directors to be elected at an annual meeting must provide timely notice in writing. To be timely, a stockholder's notice must generally be delivered personally or by mail to our secretary not later than 90 days nor earlier than 120 days prior to the anniversary of the prior annual meeting, or if the annual meeting is delayed by more than 60 days or advanced by more than 20 days from the anniversary date, not earlier than 120 days prior to the annual meeting or later than 90 days prior to the meeting or, if later, the 10th day following the notice of that meeting. However, if the number of directors to be elected is increased and no public notice of the nominees or the size of the increased board is made at least 100 days prior to the anniversary of the annual meeting, notice will be considered timely if made within 10 days following the public announcement but only with respect to nominees for any new positions created by such increase. The bylaws also specify requirements for the form and content of a notice. In addition, a Class A stockholder may only make nominations of Class A directors. These provisions may limit a stockholder's ability to bring matters before an annual meeting or to nominate directors.


 Amendments

  Delaware General Corporation Law provides that a majority of the voting power of the shares entitled to vote is required to amend a certificate of incorporation or bylaws unless a company's certificate of incorporation or bylaws provides for a higher percentage. Our certificate of incorporation states that the affirmative vote of the holders of at least 70% of the voting power of the issued and outstanding voting stock, voting as one class, is required to amend or repeal the certificate of incorporation, or a majority if no shares of Class B common stock are outstanding. In addition, any amendment may not be approved unless the holders of Class B common stock, voting separately as a class, and the holders of Class C common stock, voting separately as a class, approve the amendment by majority vote. Any amendment that adversely affects the rights of holders of Class A common stock will also require the approval of holders of a majority of Class A common stock, voting separately as a class. Any decision to increase or decrease the number of authorized shares requires:


  (1) the affirmative vote of the holders of a majority of the voting power of the voting stock, voting as one class;

  (2) if any shares of Class B common stock are outstanding, the affirmative vote of the holders of a majority of the voting power of the Class B common stock, voting separately as a class; and


  (3) if any shares of Class C common stock are outstanding, the affirmative vote of the holders of a majority of the voting power of the Class C common stock, voting separately as a class.


  Our board of directors may amend the bylaws by majority vote with the approval of the holders of a majority of the voting power of the Class B and Class C common stock, each voting separately as a class, but our stockholders may amend them, including in connection with a merger or consolidation, only with:


  (1) the affirmative vote of the holders of at least a majority of the voting power of the voting stock, voting as one class;

  (2) if any shares of Class B common stock are outstanding, by the affirmative vote of the holders of a majority of the Class B common stock, voting separately as a class; and

  (3) if any shares of Class C common stock are outstanding, by the affirmative vote of the holders of a majority of the Class C common stock, voting separately as a class.


  These supermajority provisions will make it more difficult for stockholders to make changes to our certificate of incorporation and bylaws.


 Authorized But Unissued Shares

  The authorized but unissued shares of our common stock and preferred stock are available for future issuance, subject to the prior approval of the special committee, without stockholder approval except to the extent required by the rules of the New York Stock Exchange. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued shares may enable our board of directors to issue shares to persons friendly to current management, which could make it more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.


 Vodafone Right to Select Officer

  Our certificate of incorporation provides that, so long as we have any Class C directors, the Class C directors will have the right to appoint one officer of our company, who will hold the position of chief financial officer, chief operating officer, chief marketing officer or chief technology officer. Prior to March 31, 2005, Vodafone has the right to appoint our chief financial officer, or such other significant officer as Vodafone may prefer that is consented to by Verizon Communications. Edward Langston, our chief financial officer, has been appointed by Vodafone, which is the holder of our Class C common stock.


Listing

  We have applied to list our Class A common stock on the New York Stock Exchange under the symbol "VZW."


Transfer Agent and Registrar

  The Transfer Agent and Registrar for the Class A common stock is
           .

                        SHARES ELIGIBLE FOR FUTURE SALE

  Shares issued in the offering. The     shares of our Class A common stock
sold in this offering, which will be all of our outstanding Class A common stock at that time, will be freely tradable without restriction under the Securities Act, except for any such shares which may be acquired by an "affiliate" of Verizon Wireless as that term is defined in Rule 144 promulgated under the Securities Act. Those shares will remain subject to the resale limitations of Rule 144 described below.


  Shares issuable upon conversion of Class B and Class C shares and exchange of
partnership units. In addition, there will be     shares of Class A common
stock that may be issued to Verizon Communications and Vodafone upon conversion of Class B and Class C common stock or exchange of their units in the partnership, all of which will constitute "restricted securities" within the meaning of Rule 144, and will be eligible for sale in the open market after the offering, subject to contractual lockup provisions and the applicable requirements of Rule 144, both of which are described below. We have granted various registration rights to these holders. See "--Registration Rights Agreements."


  Shares issuable upon exercise of options. Following the offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of Class A common stock reserved for issuance under our incentive plan. Based on the number of shares to be reserved for issuance under that plan, the
registration statement would cover up to      shares issuable on exercise of
the options, of which      will be issued as of the date of the offering. The
registration statement will be automatically effective upon filing. Accordingly, once these options are exercised, shares registered under that registration statement will be available for sale in the open market.



  Generally, Rule 144 provides that a person who has beneficially owned "restricted" shares for at least one year will be entitled to sell on the open market in brokers' transactions, within any three month period, a number of shares that does not exceed the greater of:

  . 1% of the then outstanding shares of common stock; and

  . the average weekly trading volume in the common stock on the open market during the four calendar weeks preceding such sale.

Sales under Rule 144 are also subject to post-sale notice requirements and the availability of current public information about the issuer. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate from whom these shares were purchased, is entitled to sell these shares without having to comply with the manner of sale, public information, volume or notice restrictions of Rule 144.



  In the event that any person other than Verizon Communications or Vodafone who is deemed to be an affiliate purchases shares of our common stock pursuant to the offering or acquires shares of our common stock pursuant to an employee benefit plan of Verizon Wireless, the shares held by such person are required under Rule 144 to be sold in brokers' transactions, subject to the volume limitations described above. Shares properly sold in reliance upon Rule 144 to persons who are not affiliates are thereafter freely tradable without restriction.

  Prior to this offering, there has not been any public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.






  Verizon Communications, Vodafone, Verizon Wireless and all of our directors and executive officers have each agreed that, without the prior written consent of Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, sell or otherwise dispose of any shares of our Class A common stock, subject to exceptions described under "Underwriters."




Registration Rights Agreements


  Verizon Wireless has entered into a registration rights agreement with Verizon Communications and Vodafone which generally provides those holders with the right to demand registration of their Class A common stock or to include their common stock in any registration of common stock made by Verizon Wireless for its own account or for the account of other stockholders of Verizon Wireless. See "Certain Relationships and Related Party Transactions-- Registration Rights."

                                  UNDERWRITERS

  Under the terms and subject to the conditions contained in an underwriting
agreement, dated     , 2001, the U.S. underwriters named below have severally
agreed to purchase, and we have agreed to sell to them, the respective number of shares of our Class A common stock set forth below:


   Name                                                         Number of Shares
   ----                                                         ----------------
   Goldman, Sachs & Co.........................................
   Merrill Lynch, Pierce, Fenner & Smith
        Incorporated...........................................
                                                                      ---
     Total.....................................................
                                                                      ===

  The representatives of the U.S. underwriters are Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. The underwriting agreement provides that the obligations of the several U.S. underwriters to pay for and accept delivery of shares of our Class A common stock offered in this prospectus are subject to the approval of specified legal matters by their counsel and to other conditions. The U.S. underwriters are obligated to take and pay for all of the shares of our Class A common stock offered hereby, except those shares covered by the over-allotment option described below, if any shares are taken.

  The U.S. underwriters initially propose to offer a portion of the shares of our Class A common stock directly to the public at the public offering price set forth on the cover page of this prospectus and a portion to some dealers at
a price that represents a concession not in excess of $   per share under the
public offering price. Any U.S. underwriter may allow, and these dealers may
reallow, a concession not in excess of $   per share to other brokers or to
other dealers. After the initial offering of the shares of our Class A common stock, the offering price and other selling terms may be varied by the representatives.

  We and a group of international underwriters have entered into an international underwriting agreement providing for the concurrent offer and sale of our Class A common stock in an international offering outside the United States and Canada. The initial public offering price and aggregate underwriting discount per share for the two offerings are identical. The closing of the U.S. offering is a condition to the closing of the international offering, and the closing of the international offering is a condition to the closing of the U.S. offering. The representatives of the international underwriters are Merrill Lynch International and Goldman Sachs International. We refer to the U.S. underwriters and the international underwriters as the underwriters.

  The underwriters have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer shares as part of the distribution of the shares. The underwriters also have agreed that they may sell shares among each of the underwriting groups.

  We have granted to the U.S. underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional shares at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The U.S. underwriters may exercise this option solely for the purpose of covering over-allotments, if any. To the extent this option is exercised, each U.S. underwriter will become obligated, subject to specified conditions, to purchase shares in approximately the same proportion as set forth in the table above. We have also granted to the international underwriters an option to purchase up to an aggregate of additional shares on the same terms and conditions. If the U.S. and international underwriters' options are exercised in full, the total public
offering price for this offering would be $      , the total underwriting
discount would be $        and the total proceeds, before expenses, to us would
be $       .


  The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our Class A common stock offered by them.

  At our request, the underwriters have reserved up to        shares of our
Class A common stock offered hereby for sale at the initial public offering price to our employees and directors. The number of shares available for sale to the general public will be reduced to the extent that these employees purchase these reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares of our Class A common stock offered hereby.


  We have applied to list our Class A common stock on the New York Stock Exchange under the symbol "VZW." The underwriters intend to sell shares to a minimum of 2,000 beneficial owners in lots of 100 or more so as to meet the distribution requirements of this listing.


  In connection with this offering, we, the partnership and our executive officers and directors have agreed that, without the prior written consent of Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus:


  . directly or indirectly offer, issue, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of our Class A common stock, partnership units of the partnership or any securities convertible into or exercisable or exchangeable for our Class A common stock or partnership units in the partnership, or file any registration statement under the Securities Act of 1933 with respect to any of the foregoing; or

  . enter into any swap or other agreement or transaction that transfers, in whole or in part, directly or indirectly the economic consequences of ownership of our Class A common stock or these partnership units, whether any such swap or transaction described in the preceding clause is to be settled by delivery of our Class A common stock, the partnership units or other securities, in cash or otherwise.

  The restrictions described in the preceding list will not apply to the following:


  . the shares of our Class A common stock to be sold under the underwriting agreements;


  . the partnership units to be purchased by Verizon Wireless with the net proceeds from the offering and the issuance of the Class B common stock and the Class C common stock as described in this prospectus and the related purchase of partnership interests;


  . options to purchase Class A common stock granted under existing employee or non-employee director benefit plans of Verizon Wireless described in this prospectus and the issuance of shares of Class A common stock and the related purchase of partnership units with the proceeds of such shares upon exercise of these options and the filing of a registration statement with respect thereto;


  . the issuance of shares of Class A common stock under agreements in effect on the date of the prospectus and the related purchase of partnership interests with the proceeds of them and the filing of a registration statement with respect thereto;

  . the issuance of shares of Class A common stock issued as consideration in connection with mergers, acquisitions, business combinations or other similar transactions in the wireless industry involving our company, up to an aggregate amount over the lock-up period equal to 10% of the total number of shares of Class A common stock that are outstanding after the offering assuming the conversion of all shares of Class B and Class C common stock and partnership units outstanding at the closing of the offering and the related purchase of partnership units, provided that control persons who receive these shares of Class A common stock as transferees in transactions registered under the Securities Act and all persons who receive these shares of Class A common stock in transactions not registered under the Securities Act agree in writing to be bound by the provisions of the restrictions for the remainder of the lock-up period as if they were Verizon Wireless and the filing of a registration statement with respect thereo;


  . transfers between Verizon Communications and/or any of its subsidiaries and transfers between Vodafone and/or any of its subsidiaries; and


  .  transfers by our executive officers and directors:


    --by way of testate or intestate succession or by operation of law, provided that the transferee is subject to the restrictions in the transferor's lock-up agreement;


    --to (a) members of the immediate family of any person or a trust, partnership, limited liability company or other entity, all of the beneficial interests of which are held by the person and/or members of the immediate family of such person or (b) a spouse, former spouse, child, or other dependent pursuant to a domestic relations order, as defined in Section 414(p) of the Internal Revenue Code of 1986 or Section 206(d)(3) of Title I of the Employee Retirement Income Security Act of 1974, provided that the transferee signs a lock-up agreement substantially similar to this provision; and


    --to charitable organizations, provided that the transferee signs a lock-up agreement substantially similar to this provision.


  Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated may consent to a release of a lock-up at any time and in their sole discretion, and they have no obligation or current intent to make a public announcement of any release.


  Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between the representatives of the underwriters and us. Among the factors that we and the representatives considered in determining the initial public offering price were our future prospects and our industry in general, our revenues, earnings and other financial and operating information in recent periods and the price to earning ratio, price to revenues ratio, market prices of securities and other financial and operating information of companies engaged in activities similar to ours.

  In connection with the offering, the underwriters may purchase and sell shares of the Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of that option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

  The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the U.S. representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

  Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.




  A prospectus in electronic format may be made available on the web sites maintained by some of the underwriters. In particular, an electronic prospectus is available on the Internet web site maintained by Merrill Lynch. The underwriters may allocate a number of shares to underwriters for sale to their online brokerage customers. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, any information on these web sites is not part of this prospectus.


  Some of the underwriters engage in transactions with, and perform services for, our company and our affiliates, including Verizon Communications and Vodafone, in the ordinary course of business and have engaged and may in the future engage in commercial banking and investment banking transactions with us and our affiliates, for which those underwriters have received or will receive customary compensation.


  We and the partnership have agreed to indemnify the underwriters, and the underwriters have agreed to indemnify us, against some liabilities relating to this offering, including liabilities under the Securities Act of 1933.

  We estimate the expenses for this offering to be $   .

              [Alternative Page for International Prospectus]


                               UNDERWRITERS


  Under the terms and subject to the conditions contained in an international
underwriting agreement, dated       , 2001, the international underwriters
named below have severally agreed to purchase, and we have agreed to sell to them, the respective number of shares of our Class A common stock set forth below:


     Name                                                       Number of Shares
     ----                                                       ----------------
     Merrill Lynch International...............................
     Goldman Sachs International...............................
                                                                      ----
       Total...................................................
                                                                      ====

  The representatives of the international underwriters are Merrill Lynch International and Goldman Sachs International. The international underwriting agreement provides that the obligations of the several international underwriters to pay for and accept delivery of shares of our Class A common stock offered in this prospectus are subject to the approval of specified legal matters by their counsel and to other conditions. The international underwriters are obligated to take and pay for all of the shares of our Class A common stock offered hereby, except those shares covered by the over-allotment option described below, if any shares are taken.

  The international underwriters initially propose to offer a portion of the shares of our Class A common stock directly to the public at the public offering price set forth on the cover page of this prospectus and a portion to
some dealers at a price that represents a concession not in excess of $     per
share under the public offering price. Any international underwriter may allow,
and these dealers may reallow, a concession not in excess of $    per share to
other brokers or to other dealers. After the initial offering of the shares of our Class A common stock, the offering price and other selling terms may be varied by the representatives.

  We and a group of U.S. underwriters have entered into an underwriting agreement providing for the concurrent offer and sale of our Class A common stock in an offering in the United States and Canada. The initial public offering price and aggregate underwriting discount per share for the two offerings are identical. The closing of the international offering is a condition to the closing of the U.S. offering, and the closing of the U.S. offering is a condition to the closing of the international offering. The representatives of the U.S. underwriters are Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. We refer to the international underwriters and the U.S. underwriters as the underwriters.

  The underwriters have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer shares as part of the distribution of the shares. The underwriters also have agreed that they may sell shares among each of the underwriting groups.

  We have granted to the international underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional shares at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The international underwriters may exercise this option solely for the purpose of covering over-allotments, if any. To

                 [Alternate Page for International Prospectus] the extent this option is exercised, each international underwriter will become obligated, subject to specified conditions, to purchase shares in approximately the same proportion as set forth in the table above. We have also granted to the U.S. underwriters an option to purchase up
to an aggregate of     additional shares on the same terms and conditions. If
the international and U.S. underwriters' options are exercised in full, the
total public offering price for this offering would be $   , the total
underwriting discount would be $    and the total proceeds, before expenses, to
us would be $   .


  The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our Class A common stock offered by them.

  At our request, the underwriters have reserved up to     shares of our Class
A common stock offered hereby for sale at the initial public offering price to our employees and directors. The number of shares available for sale to the general public will be reduced to the extent that these employees purchase these reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares of our Class A common stock offered hereby.


  We have applied to list our Class A common stock on the New York Stock Exchange under the symbol "VZW." The underwriters intend to sell shares to a minimum of 2,000 beneficial owners in lots of 100 or more so as to meet the distribution requirements of this listing.


  In connection with this offering, we, the partnership and our executive officers and directors have agreed that, without the prior written consent of Merrill Lynch International and Goldman Sachs International, on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus:


  . directly or indirectly offer, issue, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of our Class A common stock, partnership units of the partnership or any securities convertible into or exercisable or exchangeable for our Class A common stock or partnership units in the partnership, or file any registration statement under the Securities Act of 1933 with respect to any of the foregoing; or

  . enter into any swap or other agreement or transaction that transfers, in whole or in part, directly or indirectly the economic consequences of ownership of our Class A common stock or these partnership units, whether any such swap or transaction described in the preceding clause is to be settled by delivery of our Class A common stock, the partnership units or other securities, in cash or otherwise.

  The restrictions described in the preceding list will not apply to the following:


  . the shares of our Class A common stock to be sold under the underwriting agreements;


  . the partnership units to be purchased by Verizon Wireless with the net proceeds from the offering and the issuance of the Class B common stock and the Class C common stock as described in this prospectus and the related purchase of partnership interests;


  . options to purchase Class A common stock granted under existing employee or non-employee director benefit plans of Verizon Wireless described in this prospectus and the issuance of shares of Class A common stock and the related purchase of partnership units with the proceeds of such shares upon exercise of these options and the filing of a registration statement with respect thereto;

                 [Alternate Page for International Prospectus]

  . the issuance of shares of Class A common stock under agreements in effect on the date of the prospectus and the related purchase of partnership interests with the proceeds of them and the filing of a registration statement with respect thereto;


  . the issuance of shares of Class A common stock issued as consideration in connection with mergers, acquisitions, business combinations or other similar transactions in the wireless industry involving our company, up to an aggregate amount over the lock-up period equal to 10% of the total number of shares of Class A common stock that are outstanding after the offering assuming the conversion of all shares of Class B and Class C common stock and partnership units outstanding at the closing of the offering and the related purchase of partnership units, provided that control persons who receive these shares of Class A common stock as transferees in transactions registered under the Securities Act and all persons who receive these shares of Class A common stock in transactions not registered under the Securities Act agree in writing to be bound by the provisions of the restrictions for the remainder of the lock-up period as if they were Verizon Wireless and the filing of a registration statement with respect thereto;


  . transfers between Verizon Communications and/or any of its subsidiaries and transfers between Vodafone and/or any of its subsidiaries; and


  .  transfers by our executive officers and directors:


      --by way of testate or intestate succession or by operation of law, provided that the transferee is subject to the restrictions in the transferor's lock-up agreement;

      --to (a) members of the immediate family of any person or a trust, partnership, limited liability company or other entity, all of the beneficial interests of which are held by the person and/or members of the immediate family of such person or (b) a spouse, former spouse, child, or other dependent pursuant to a domestic relations order, as defined in Section 414(p) of the Internal Revenue Code of 1986 or
        Section 206(d)(3) of Title I of the Employee Retirement Income Security Act of 1974, provided that the transferee signs a lock-up agreement substantially similar to this provision; and


      --to charitable organizations, provided that the transferee signs a lock-up agreement substantially similar to this provision.

  Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated may consent to a release of a lock-up at any time and in their sole discretion, and they have no obligation or current intent to make a public announcement of any release.


  Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between the representatives of the underwriters and us. Among the factors that we and the representatives considered in determining the initial public offering price were our future prospects and our industry in general, our revenues, earnings and other financial and operating information in recent periods and the price to earning ratio, price to revenues ratio, market prices of securities and other financial and operating information of companies engaged in activities similar to ours.

  In connection with the offering, the underwriters may purchase and sell shares of the Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to

                 [Alternate Page for International Prospectus]

purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of that option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

  The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the international representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

  Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.




  A prospectus in electronic format may be made available on the web sites maintained by some of the underwriters. In particular, an electronic prospectus is available on the Internet web site maintained by Merrill Lynch. The underwriters may allocate a number of shares to underwriters for sale to their online brokerage customers. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, any information on these web sites is not part of this prospectus.


  Some of the underwriters engage in transactions with, and perform services for, our company and our affiliates, including Verizon Communications and Vodafone, in the ordinary course of business and have engaged and may in the future engage in commercial banking and investment banking transactions with us and our affiliates, for which those underwriters have received or will receive customary compensation.


  We and the partnership have agreed to indemnify the underwriters, and the underwriters have agreed to indemnify us, against some liabilities relating to this offering, including liabilities under the Securities Act of 1933.

  We estimate the expenses for this offering to be $    .

                                 LEGAL MATTERS

  The validity of the issuance of the shares of Class A common stock offered hereby will be passed upon for Verizon Wireless by Davis Polk & Wardwell, New York, New York. Certain legal matters relating to the Class A common stock offered hereby will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York.

                                    EXPERTS

  The financial statements of Verizon Wireless Inc. as of December 31, 2000 and for the period from August 11, 2000 (inception) to December 31, 2000 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


  The consolidated financial statements of Cellco Partnership as of December 31, 2000 and for the year then ended, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


  The audited consolidated financial statements of the partnership as of December 31, 1999 and for each of the two years in the period ended December 31, 1999 included in this prospectus, except as they relate to GTE Wireless, have been audited by PricewaterhouseCoopers LLP, independent accountants, and insofar as they relate to GTE Wireless, by Arthur Andersen LLP, independent accountants, whose reports thereon appears herein. Such financial statements have been so included in reliance on the reports of such independent accountants, given on the authority of such firms as experts in auditing and accounting.


  The combined balance sheet of Vodafone AirTouch Plc-U.S. Cellular and Paging Operations as of December 31, 1999 and the combined statements of operations, changes in stakeholder's equity and cash flows for the six months ended December 31, 1999 and the six months ended June 30, 1999, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


  The combined financial statements of AirTouch Communications, Inc.-U.S. Cellular and Paging Operations as of December 31, 1998 and for each of the two years in the period ended December 31, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


  The financial statements of PrimeCo Personal Communications, L.P. as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The financial statements of Chicago SMS Limited Partnership, CyberTel Cellular Telephone Company, CyberTel RSA Cellular Limited Partnership and Illinois SMSA Limited Partnership for the nine-month period ended September 30, 1999 included in this prospectus have been audited by Arthur Andersen LLP, independent auditors, and have been so included in reliance upon the report of such firm given upon its authority as an expert in accounting and auditing.

                           CHANGE IN ACCOUNTANTS




  On March 29, 2001, Verizon Wireless Inc. and Cellco Partnership each dismissed PricewaterhouseCoopers LLP as its independent accountant. From June 16, 2000 through March 29, 2001, PricewaterhouseCoopers LLP and Deloitte & Touche LLP had both acted as joint independent accountants of the two companies. The companies determined, based upon the recommendation of their respective boards, to dismiss one accountant. The reports of PricewaterhouseCoopers LLP on the consolidated financial statements of Cellco Partnership for the years ended December 31, 2000 and 1999 and the report of PricewaterhouseCoopers LLP on the balance sheet of Verizon Wireless Inc. as of August 18, 2000 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. In connection with its audits of Cellco Partnership during the two most recent years and through March 29, 2001 and its audit of Verizon Wireless Inc. as of August 18, 2000 and through March 29, 2001, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused them to make reference thereto in their report on the consolidated financial statements for such years.


                      WHERE YOU CAN FIND MORE INFORMATION

  We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act regarding our Class A common stock. This prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to it. Some items are omitted in accordance with the rules and regulations of the SEC. For further information regarding our company and the Class A common stock, we refer you to the registration statement and the exhibits and any schedules filed with it. While we have described the material terms of many contracts in this prospectus, these statements as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement and urge you to read it in its entirety. A copy of the registration statement, including the exhibits and schedules to it, may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules to it.


  As a result of the offering, we will become subject to the informational requirements of the Securities Exchange Act of 1934. We will fulfill our obligations regarding those requirements by filing periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing combined financial statements certified by an independent public accounting firm.

                         INDEX TO FINANCIAL STATEMENTS


                                                                           Page
                                                                           ----
                             Verizon Wireless Inc.

Unaudited Interim Financial Statements
Balance Sheet as of June 30, 2001 (Unaudited)............................   F-3
Statement of Operations and Accumulated Earnings for the six months ended
 June 30, 2001 (Unaudited)...............................................   F-4
Statement of Cash Flows for the six months ended June 30, 2001
 (Unaudited).............................................................   F-5
Notes to Unaudited Financial Statements..................................   F-6
Annual Financial Statements
Independent Auditors' Report.............................................   F-8
Balance Sheet as of December 31, 2000....................................   F-9
Statement of Operations and Accumulated Earnings for the Period August
 11, 2000 (Date of Inception) to December 31, 2000.......................  F-10
Statement of Cash Flows for the Period August 11, 2000 (Date of
 Inception) to December 31, 2000.........................................  F-11
Notes to Financial Statements............................................  F-12

                               Cellco Partnership

Unaudited Interim Financial Statements
Condensed Consolidated Balance Sheets as of December 31, 2000 and June
 30, 2001 (Unaudited)....................................................  F-14
Condensed Consolidated Statements of Operations and Comprehensive Income
 for the six months ended June 30, 2000 and 2001 (Unaudited).............  F-15
Condensed Consolidated Statements of Partners' Capital for the six months ended June 30, 2001 (Unaudited).........................................  F-16
Condensed Consolidated Statements of Cash Flows for the six months ended
 June 30, 2000 and 2001 (Unaudited)......................................  F-17
Notes to the Unaudited Condensed Consolidated Financial Statements.......  F-18
Annual Financial Statements
Independent Auditors' Report.............................................  F-26
Report of Independent Accountants........................................  F-27
Report of Independent Public Accountants.................................  F-28
Consolidated Balance Sheets as of December 31, 1999 and 2000.............  F-29
Consolidated Statements of Operations for the years ended December 31,
 1998, 1999 and 2000.....................................................  F-30
Consolidated Statements of Partners' Capital for the years ended December
 31, 1998, 1999 and 2000.................................................  F-31
Consolidated Statements of Cash Flows for the years ended December 31,
 1998, 1999 and 2000.....................................................  F-32
Notes to the Consolidated Financial Statements...........................  F-33

           Vodafone AirTouch Plc U.S. Cellular and Paging Operations

Independent Auditors' Report.............................................  F-57
Report of Independent Accountants........................................  F-58
Combined Balance Sheets as of December 31, 1998 and 1999 and March 31,
 2000 (Unaudited)........................................................  F-59
Combined Statements of Operations for the years ended December 31, 1997 and 1998, for the six months ended June 30, 1999 and December 31, 1999, and for the three months ended March 31, 1999 and 2000 (Unaudited)......  F-60
Combined Statements of Changes in Stakeholder's Equity for the years ended December 31, 1997 and 1998, for the six months ended June 30, 1999 and December 31, 1999, and for the three months ended March 31, 2000
 (Unaudited).............................................................  F-61

                                                                           Page
                                                                           ----
Combined Statements of Cash Flows for the years ended December 31, 1997 and 1998, for the six months ended June 30, 1999 and December 31, 1999, and for the three months ended March 31, 1999 and 2000 (Unaudited)......  F-62
Notes to the Combined Financial Statements...............................  F-63

                     PrimeCo Personal Communications, L.P.

Report of Independent Accountants........................................  F-75
Consolidated Balance Sheets as of December 31, 1998 and 1999, and as of
 March 31, 2000 (Unaudited)..............................................  F-76
Consolidated Statements of Operations for the years ended December 31,
 1997, 1998 and 1999 and for the three months ended March 31, 1999 and
 2000 (Unaudited)........................................................  F-77
Consolidated Statements of Partners' Capital for the years ended December
 31, 1997, 1998 and 1999 and for the three months ended March 31, 2000
 (Unaudited).............................................................  F-78
Consolidated Statements of Cash Flows for the years ended December 31,
 1997, 1998 and 1999 and for the three months ended March 31, 1999 and
 2000 (Unaudited)........................................................  F-79
Notes to the Consolidated Financial Statements...........................  F-80

                        Chicago SMSA Limited Partnership
                      CyberTel Cellular Telephone Company
                   CyberTel RSA Cellular Limited Partnership
                       Illinois SMSA Limited Partnership

Report of Independent Accountants........................................  F-87
Combined Statement of Operations for the period January 1, 1999 to
 September 30, 1999......................................................  F-88
Combined Statement of Partners' Capital for the period January 1, 1999 to
 September 30, 1999......................................................  F-89
Combined Statement of Cash Flow for the period January 1, 1999 to
 September 30, 1999......................................................  F-90
Notes to the Combined Financial Statements...............................  F-91

                           VERIZON WIRELESS INC.


                               BALANCE SHEET




                                (Unaudited)



                                                                        June 30,
                                                                          2001
                                                                        --------
ASSETS
  Cash.................................................................  $2,599
                                                                         ------
    Total assets.......................................................  $2,599
                                                                         ======
STOCKHOLDER'S EQUITY
  Common Stock; $0.01 par value, 100 shares authorized,
   100 shares issued and outstanding...................................  $    1
  Additional paid-in capital...........................................   2,499
  Accumulated earnings.................................................      99
                                                                         ------
    Total stockholder's equity.........................................  $2,599
                                                                         ======


                See Notes to Unaudited Financial Statements

                           VERIZON WIRELESS INC.


             STATEMENT OF OPERATIONS AND ACCUMULATED EARNINGS


                  For the six months ended June 30, 2001


                                (Unaudited)



         Other income
           Interest income.................................. $52
                                                             ---
         Net income.........................................  52

         Accumulated earnings, beginning of period..........  47
                                                             ---
         Accumulated earnings, end of period................ $99
                                                             ===


                See Notes to Unaudited Financial Statements

                           VERIZON WIRELESS INC.


                          STATEMENT OF CASH FLOWS


                  For the six months ended June 30, 2001


                                (Unaudited)



      CASH FLOWS FROM OPERATING ACTIVITIES
      Net income........................................................ $   52
                                                                         ------
        Net cash provided from operating activities.....................     52
      Cash, beginning of period.........................................  2,547
                                                                         ------
      Cash, end of period............................................... $2,599
                                                                         ======


                See Notes to Unaudited Financial Statements

                           VERIZON WIRELESS INC.


                  NOTES TO UNAUDITED FINANCIAL STATEMENTS


1. Background


 Verizon Wireless Inc.


  Verizon Wireless Inc. (the "Company") was formed on August 11, 2000 in anticipation of a proposed public offering, and with the proceeds therefrom, to acquire partnership interests (the "Transaction") in Cellco Partnership, now doing business as Verizon Wireless (the "Partnership"). The Company is currently wholly owned by Verizon Communications Inc. ("Verizon Communications"). After the Transaction, even though Verizon Communications' interest in the Company will be diluted, we expect Verizon Communications will retain control of the Company's operations and, therefore, continue to consolidate the Company's results.


  The Company intends to act as managing general partner of the Partnership and intends to control the Partnership's management and operations, subject to various protective veto rights over significant decisions held by the other partners, and therefore intends to consolidate the Partnership's results in the Company's financial statements upon consummation of the Transaction. It is also intended that the Transaction be accounted for at the historical cost basis of the Partnership since the Company and the Partnership are considered entities under common control.


  As of June 30, 2001, other than the initial capitalization of the Company, no other business has been transacted.


 Partnership


  The Partnership was originally formed as a general partnership and was previously owned and operated by Bell Atlantic Corporation ("Bell Atlantic") under the name Bell Atlantic Mobile.


  On July 27, 1998, Bell Atlantic and GTE Corporation ("GTE") entered into a definitive merger agreement. The resulting merger was accounted for under the pooling of interests method of accounting and closed on June 30, 2000.


  Prior to the closing of the Bell Atlantic and GTE merger, in September 1999, Bell Atlantic and Vodafone AirTouch Plc ("Vodafone") each agreed to contribute their U.S. mobile wireless businesses into the Partnership in exchange for interests in the Partnership (including Vodafone's 50% interest in PrimeCo Personal Communications L.P., a partnership already owned 50% by the Partnership). On April 3, 2000, this transaction was consummated and the Partnership began doing business as Verizon Wireless.


  Upon closing the merger between Bell Atlantic and GTE, the resulting Bell Atlantic entity, doing business as Verizon Communications, contributed GTE's U.S. mobile wireless business ("GTE Wireless" or "GTEW") to the Partnership.


  As a result of the transactions described above, the Partnership is now comprised of the existing Cellco Partnership, GTEW, Vodafone's U.S. mobile wireless operations (from the date of acquisition or April 3, 2000) and 100% of PrimeCo Personal Communications L.P. ("PrimeCo") and is owned 55% by Verizon Communications and 45% by Vodafone.

                           VERIZON WIRELESS INC.


                  NOTES TO UNAUDITED FINANCIAL STATEMENTS


2. Commitments and Contingencies


  The Company has been named as a defendant in the Westside Cellular, Inc., d/b/a Cellnet of Ohio vs. New Par, et. al., a case originally filed in Ohio State Court on January 18, 2001 and subsequently removed to the Federal District Court for the Northern District of Ohio. The complaint, brought by a Verizon Wireless reseller, seeks damages from defendants for alleged price discrimination. The Company has filed a motion, which is still pending, to dismiss the complaint for lack of personal jurisdiction. A motion by the plaintiff to remand the case to state court is also pending.


  The Company has been named as a defendant in the Gregory E. Greiff vs. Verizon Wireless Inc., a putative class action case originally filed in the State Court of Common Pleas of Allegheny County, Pennsylvania on July 24, 2001. The complaint, brought by a customer of Cellco Partnership d/b/a Verizon Wireless, seeks damages from the Company for alleged violations of the insurance laws of all 50 states. The Company has filed a notice of removal to remove this case to the U.S. District Court for the Western District of Pennsylvania.


                                 * * * * *

                       INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholder of


Verizon Wireless Inc.


  We have audited the accompanying balance sheet of Verizon Wireless Inc. (the "Company") as of December 31, 2000 and the related statements of operations and accumulated earnings and cash flows for the period August 11, 2000 (date of inception) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


  We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000, and the results of its operations and its cash flows for the period August 11, 2000 (date of inception) to December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP


New York, New York


April 4, 2001

                             VERIZON WIRELESS INC.

                                 BALANCE SHEET

                             December 31, 2000



ASSETS
  Cash.................................................................. $2,547
                                                                         ------
    Total assets........................................................ $2,547
                                                                         ======
STOCKHOLDER'S EQUITY:
  Common Stock; $0.01 par value, 100
   shares authorized, 100 shares issued
   and outstanding...................................................... $    1
  Additional paid-in capital............................................  2,499
  Accumulated earnings..................................................     47
                                                                         ------
    Total stockholder's equity.......................................... $2,547
                                                                         ======


                    See Notes to Financial Statements.

                           VERIZON WIRELESS INC.


             STATEMENT OF OPERATIONS AND ACCUMULATED EARNINGS


  For the Period August 11, 2000 (Date of Inception) to December 31, 2000



         Other income
           Interest income.................................. $47
                                                             ---
         Net income.........................................  47

         Beginning accumulated earnings.....................  --
                                                             ---
         Ending accumulated earnings........................ $47
                                                             ===


                     See Notes to Financial Statements

                           VERIZON WIRELESS INC.


                          STATEMENT OF CASH FLOWS


  For the Period August 11, 2000 (Date of Inception) to December 31, 2000



      CASH FLOWS FROM OPERATING ACTIVITIES
      Net income......................................................... $   47
      CASH FLOWS FROM FINANCING ACTIVITIES
      Proceeds from issuance of common stock.............................  2,500
                                                                          ------
        Net increase in cash and cash equivalents........................  2,547
      Cash, beginning of period..........................................    --
                                                                          ------
      Cash, end of period................................................ $2,547
                                                                          ======


                     See Notes to Financial Statements

                           VERIZON WIRELESS INC.


                       NOTES TO FINANCIAL STATEMENTS


  For the Period August 11, 2000 (Date of Inception) to December 31, 2000


1. Background


 Verizon Wireless Inc.


  Verizon Wireless Inc. (the "Company") was formed on August 11, 2000 in anticipation of a proposed public offering, and with the proceeds therefrom, to acquire partnership interests (the "Transaction") in Cellco Partnership, now doing business as Verizon Wireless (the "Partnership"). The Company is currently wholly owned by Verizon Communications Inc. ("Verizon Communications"). After the Transaction, even though Verizon Communications' interest in the Company will be diluted, we expect Verizon Communications will retain control of the Company's operations and, therefore, continue to consolidate the Company's results.


  The Company intends to act as managing general partner of the Partnership and intends to control the Partnership's management and operations, subject to various protective veto rights over significant decisions held by the other partners, and therefore intends to consolidate the Partnership's results in the Company's financial statements upon consummation of the Transaction. It is also intended that the Transaction be accounted for at the historical cost basis of the Partnership since the Company and the Partnership are considered entities under common control.


  As of December 31, 2000, other than the initial capitalization of the Company, no other business has been transacted.


 Partnership


  The Partnership was originally formed as a general partnership and was previously owned and operated by Bell Atlantic Corporation ("Bell Atlantic") under the name Bell Atlantic Mobile.


  On July 27, 1998, Bell Atlantic and GTE Corporation ("GTE") entered into a definitive merger agreement. The resulting merger was accounted for under the pooling of interests method of accounting and closed on June 30, 2000.


  Prior to the closing of the Bell Atlantic and GTE merger, in September 1999, Bell Atlantic and Vodafone AirTouch Plc ("Vodafone") each agreed to contribute their U.S. mobile wireless businesses into the Partnership in exchange for interests in the Partnership (including Vodafone's 50% interest in PrimeCo Personal Communications L.P., a partnership already owned 50% by the Partnership). On April 3, 2000, this transaction was consummated and the Partnership began doing business as Verizon Wireless.


  Upon closing the merger between Bell Atlantic and GTE, the resulting Bell Atlantic entity, doing business as Verizon Communications, contributed GTE's U.S. mobile wireless business ("GTE Wireless" or "GTEW") to the Partnership.


  As a result of the transactions described above, the Partnership is now comprised of the existing Cellco Partnership, GTEW, Vodafone's U.S. mobile wireless operations (from the date of acquisition or April 3, 2000) and 100% of PrimeCo Personal Communications L.P. ("PrimeCo") and is owned 55% by Verizon Communications and 45% by Vodafone.

                           VERIZON WIRELESS INC.


                       NOTES TO FINANCIAL STATEMENTS


  For the Period August 11, 2000 (Date of Inception) to December 31, 2000


2. Commitments and Contingencies


  The Company has been named as a defendant in the Westside Cellular, Inc., d/b/a Cellnet of Ohio vs. New Par, et. al., a case originally filed in Ohio State Court on January 18, 2001 and subsequently removed to the Federal District Court for the Northern District of Ohio. The complaint, brought by a Verizon Wireless reseller, seeks damages from defendants for alleged price discrimination. The Company has filed a motion, which is still pending, to dismiss the complaint for lack of personal jurisdiction. A motion by the plaintiff to remand the case to state court is also pending.


                                   * * * * *

                             CELLCO PARTNERSHP


                         (d/b/a Verizon Wireless)


                   CONDENSED CONSOLIDATED BALANCE SHEETS


                               (in Millions)


                                                       December 31,  June 30,
                                                           2000        2001
                                                       ------------ -----------
                                                                    (Unaudited)
ASSETS
  Current assets
    Cash and cash equivalents.........................   $    87      $    54
    Accounts receivable, net of allowances of $198 and
     $241.............................................     1,349        1,719
    Unbilled revenue..................................       390          417
    Other receivables.................................       378          372
    Inventories, net..................................       604          561
    Note receivable--affiliate........................        68          --
    Prepaid expenses and other current assets.........       110          237
                                                         -------      -------
      Total current assets............................     2,986        3,360
                                                         -------      -------
  Property, plant and equipment, net..................    12,772       14,450
  Deferred cellular licenses, goodwill and other
   intangibles, net...................................    39,233       40,354
  Investments in unconsolidated entities..............        70          210
  Deferred charges and other assets, net..............       434          393
                                                         -------      -------
      Total assets....................................   $55,495      $58,767
                                                         =======      =======
LIABILITIES AND PARTNERS' CAPITAL
  Current liabilities
    Short-term obligations, including current
     maturities.......................................   $    31      $ 5,121
    Due to affiliates.................................     5,873        7,593
    Accounts payable and accrued liabilities..........     2,649        2,096
    Advance billings..................................       363          414
    Other current liabilities.........................       114          149
                                                         -------      -------
      Total current liabilities.......................     9,030       15,373
                                                         -------      -------
  Long-term debt......................................     4,657          121
  Due to affiliates...................................     2,431        2,431
  Employee retirement plans...........................         8           34
  Deferred income taxes...............................     2,388        2,300
  Other non-current liabilities.......................       152          222
                                                         -------      -------
      Total liabilities...............................    18,666       20,481
                                                         -------      -------
  Minority interests in consolidated entities.........       354          354
  Partner's capital subject to redemption.............    20,000       20,000
  Commitments and contingencies (see footnotes)
  Partners' capital...................................    16,475       17,932
                                                         -------      -------
      Total liabilities and partners' capital.........   $55,495      $58,767
                                                         =======      =======


    See Notes to Unaudited Condensed Consolidated Financial Statements

                            CELLCO PARTNERSHIP


                         (d/b/a/ Verizon Wireless)


 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME


                               (in Millions)



                                                                  For the
                                                              six months ended
                                                                  June 30,
                                                             ------------------
                                                                2000      2001
                                                             ----------- ------
                                                                (Unaudited)
                                                              Restated,
                                                             See Note 10
                                                             -----------
OPERATING REVENUE
  Service revenues..........................................   $5,573    $7,798
  Equipment and other.......................................      526       632
                                                               ------    ------
    Total operating revenue.................................    6,099     8,430
                                                               ------    ------
OPERATING COSTS AND EXPENSES
  Cost of service...........................................      919     1,090
  Cost of equipment.........................................      785     1,130
  Selling, general and administrative.......................    2,570     3,324
  Depreciation and amortization.............................    1,201     1,807
                                                               ------    ------
    Total operating costs and expenses......................    5,475     7,351
                                                               ------    ------
  Operating income..........................................      624     1,079
OTHER INCOME (EXPENSES)
  Interest expense, net.....................................     (224)     (324)
  Minority interests........................................      (73)      (46)
  Equity in income (loss) of unconsolidated entities........       24       (10)
  Other, net................................................      845        (9)
                                                               ------    ------
  Income from continuing operations before provision
   for income taxes.........................................    1,196       690
  Provision for income taxes................................     (127)      (28)
                                                               ------    ------
  Income from continuing operations.........................    1,069       662
  Cumulative effect of a change in accounting principle.....      --         (4)
                                                               ------    ------
NET INCOME..................................................    1,069       658
  Other comprehensive income................................      --          2
                                                               ------    ------
COMPREHENSIVE INCOME........................................   $1,069    $  660
                                                               ======    ======


    See Notes to Unaudited Condensed Consolidated Financial Statements

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


          CONDENSED CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL


                               (in Millions)



Partners' capital at January 1, 2001................................... $16,475
  Net income for the six months ended June 30, 2001 (unaudited)........     658
  Contribution from partners (unaudited)...............................   1,488
  Distribution to partners (unaudited).................................    (691)
  Accumulated other comprehensive income (unaudited)...................       2
                                                                        -------
Partners' capital at June 30, 2001 (unaudited)......................... $17,932
                                                                        =======


    See Notes to Unaudited Condensed Consolidated Financial Statements

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


              CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS


                               (in Millions)




                                                           For the six months
                                                             ended June 30,
                                                           -------------------
                                                              2000      2001
                                                           ----------- -------
                                                               (Unaudited)
                                                            Restated,
                                                           See Note 10
                                                           -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income...............................................    $ 1,069   $   658
Add: Cumulative effect of accounting change..............        --          4
                                                             -------   -------
Income from continuing operations........................      1,069       662
Adjustments to reconcile income from continuing
 operations to net cash provided by operating activities:
 Depreciation and amortization...........................      1,201     1,807
 Provision for losses on accounts receivable, net of
  recoveries.............................................         88       181
 Provision for deferred income taxes.....................       (151)      (77)
 Equity in (income) loss of unconsolidated entities......        (24)       10
 Minority interests......................................         73        46
 Net loss on disposal of property, plant and equipment...         11         2
 Net (gain) on sale of investments.......................       (850)       (2)
 Mark-to-market adjustment-financial instruments.........        --          2
 Changes in certain assets and liabilities (net of the
  effects of purchased and disposed businesses)
   Unbilled revenue and receivables, net.................       (348)     (558)
   Inventories, net......................................         17        35
   Prepaid expenses and other current assets.............        (33)     (127)
   Deferred charges......................................          5        51
   Account payable and accrued liabilities...............        428      (589)
   Other current liabilities.............................         (3)       84
   Other operating activities, net.......................         40        21
                                                             -------   -------
     Net cash provided by operating activities...........      1,523     1,548
                                                             -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures.....................................     (1,372)   (2,462)
Proceeds from sale of property, plant and equipment......         11       --
Acquisitions of businesses, net of cash acquired.........       (910)     (460)
Cellular licenses deposit................................        --     (1,625)
Investments in and contributions to unconsolidated
 entities................................................        (46)      --
Distributions from unconsolidated entities...............         40         1
Purchase of minority interest............................       (129)      (10)
Proceeds from sale of investments........................      1,298         3
                                                             -------   -------
     Net cash used in investing activities...............     (1,108)   (4,553)
                                                             -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES
Net (payment to) proceeds from affiliates................       (424)    3,108
Net change in short-term obligations.....................        (34)      (15)
Issuance of long-term debt...............................        784       583
Repayment of long-term debt..............................        (43)       (1)
Distribution to partners.................................        --       (691)
Distribution to minority investors.......................       (235)      (12)
                                                             -------   -------
     Net cash provided by financing activities...........         48     2,972
                                                             -------   -------
Increase (decrease) in cash and cash equivalents.........        463       (33)
Cash and cash equivalents, beginning of period...........         54        87
                                                             -------   -------
Cash and cash equivalents, end of period.................    $   517   $    54
                                                             =======   =======


    See Notes to Unaudited Condensed Consolidated Financial Statements

                              CELLCO PARTNERSHIP
                           (d/b/a Verizon Wirelessz)
        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (Dollars in millions)





1. Basis of Presentation


  Under the Verizon Wireless brand name, the Partnership provides wireless voice and data services and related equipment to consumers and business customers in its markets. Major markets operating under the Verizon Wireless brand include major metropolitan and rural areas throughout the United States.


  These interim consolidated financial statements are unaudited, but in the opinion of management, include all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of financial position, results of operations and cash flows at the dates and for the interim periods shown. These interim financial statements should be read in conjunction with the consolidated financial statements and related notes of the Partnership for the year ended December 31, 2000. The consolidated results for interim periods are not necessarily indicative of results for the full year or any subsequent period.


  Certain reclassifications have been made to the 2000 consolidated financial statements to conform to the current year presentation.


2. Significant Accounting Policies


 Recently Issued Accounting Pronouncements


  In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets."


  SFAS No. 141 requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination that is completed after June 30, 2001.


  SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. This impairment test uses a fair value approach rather than the undiscounted cash flows approach previously required by SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144. We are required to adopt SFAS No. 142 effective January 1, 2002. We are currently evaluating our intangible assets in relation to the provisions of SFAS No. 142 to determine the impact the adoption of SFAS No. 142 will have on our results of operation or financial position.


  In June and August 2001, the FASB issued SFAS No. 143. "Accounting for Asset Retirement Obligations", and No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

  SFAS No. 143 requires entities to recognize the fair value of any legal obligation associated with the retirement of long-lived assets and to capitalize an asset retirement cost over the carrying amount of the related long-lived asset by the same amount as the liability. This statement is effective for

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                           (Dollars in millions)


financial statements issued for fiscal years beginning after June 15, 2002. We will adopt the standard effective January 1, 2003. We are currently evaluating our long-lived assets retirement obligation in relation to the provisions of SFAS No. 143 to determine the impact, if any, on our results of operation or financial position.

  SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. We will adopt the standard effective January 1, 2002.

 Accounting Change--Derivative Financial Instruments

  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires that all derivatives be measured at fair value and recognized as either assets or liabilities in the consolidated balance sheets. Changes in the fair values of derivative instruments not used as hedges will be recognized in earnings immediately. Changes in the fair values of derivative instruments used effectively as hedges of changes in cash flows will be recognized in other comprehensive income/(loss) and will be recognized in the consolidated statements of operations when the hedged item affects earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which amended SFAS No. 133 to address certain implementation issues.


  The Partnership has entered into foreign currency forward contracts that are designated as cash flow hedges of exchange rate risk related to the Japanese Yen denominated portion of its capital lease obligations. The terms of the forward contracts and the underlying transactions are matched at inception. The contracts, with an aggregate notional amount of $156, expire at various dates from August 31, 2002 through April 11, 2005.


  Effective January 1, 2001, the Partnership adopted SFAS No. 133 and SFAS No.
138. The initial impact of adoption on our consolidated financial statements is recorded as a cumulative transition adjustment. A charge of approximately $4 is recorded to earnings as a cumulative effect of a change in accounting principle for derivatives not designated as hedges and a cumulative increase of $2 is recorded to other comprehensive income/(loss) for derivatives designated in cash flow-type hedges in our consolidated financial statements. The recognition of assets and liabilities in the consolidated balance sheets is immaterial.


  The ongoing effect of adoption on our consolidated financial statements will be determined each quarter by several factors, including the specific hedging instruments in place and their relationships to hedged items, as well as market conditions at the end of each period. The impact for the six months ended June 30, 2001 was an approximately $2 loss for derivatives not designated as hedges. This loss is included in other, net in the condensed consolidated statements of operations and comprehensive income. The impact to other comprehensive income/(loss) for derivatives designated as cash flow-type hedges for the six-month period ended June 30, 2001 is immaterial.

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                           (Dollars in millions)




3. Property, Plant and Equipment


  Property, plant and equipment consists of the following:



                                                       December 31,  June 30,
                                                           2000        2001
                                                       ------------ -----------
                                                                    (unaudited)
     Land and improvements............................   $    90      $    91
     Buildings (10-40 yrs.)...........................     2,171        2,265
     Cellular plant equipment (3-15 yrs.).............    15,969       18,181
     Rental equipment (2-5 yrs.)......................       187          200
     Furniture, fixtures and equipment (2-7 yrs.).....     2,220        2,406
     Leasehold improvements (5-10 yrs.)...............       677          706
                                                         -------      -------
                                                          21,314       23,849
     Less: accumulated depreciation...................     8,542        9,399
                                                         -------      -------
     Property, plant and equipment, net...............   $12,772      $14,450
                                                         =======      =======






  Property, plant and equipment includes the following:


  Capitalized interest costs of $81 and $86 and capitalized network engineering costs of $122 and $108 were recorded during the year ended December 31, 2000 and the six months ended June 30, 2001, respectively.


  Construction-in-progress included in certain of the classifications shown above, principally cellular plant equipment, amounted to $1,747 and $2,178 at December 31, 2000 and June 30, 2001, respectively.


  Depreciation expense for the six months ended June 30, 2000 and 2001 was $699 and $903, respectively.


4. Deferred Cellular Licenses, Goodwill and Other Intangibles, net


  Deferred cellular licenses, goodwill and other intangibles, net consists of the following:



                                December 31,  June 30,
                                    2000        2001
                                ------------ ----------
                                             (unaudited)
     Deferred cellular
      licenses (40 yrs.)......    $29,842     $31,994
     Goodwill (25-40 yrs.)....      7,877       7,852
     Customer lists (2-10
      yrs.)...................      3,437       3,350
     Other intangible assets
      (7 yrs).................        288         246
                                  -------     -------
                                   41,444      43,442
     Accumulated
      amortization............     (2,211)     (3,088)
                                  -------     -------
       Total deferred cellular
        licenses, goodwill and
        other intangibles.....    $39,233     $40,354
                                  =======     =======


  Amortization expense for the six months ended June 30, 2000 and 2001 was $502 and $904, respectively. Amortization expense is calculated using the straight-line method of accounting over the

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                           (Dollars in millions)


assets' estimated useful life, except for the majority of the balance of customer lists where amortization expense is calculated on an accelerated basis.

5. Debt


                                                        December 31,  June 30,
                                                            2000        2001
                                                        ------------ -----------
                                                                     (unaudited)
     Short-term debt was as follows:
       Credit facility and term loans..................    $  --       $5,086
       Capital lease obligation........................        31          26
       Other...........................................       --            9
                                                           ------      ------
                                                               31       5,121
                                                           ------      ------
     Long-term debt was as follows:
       Revolving credit facility and term loan.........     4,507         --
       Capital lease obligation........................       137         110
       Other...........................................        13          11
                                                           ------      ------
                                                            4,657         121
                                                           ------      ------
         Total debt....................................    $4,688      $5,242
                                                           ======      ======


  Excluding affiliate debt, the Partnership has approximately $5,242 of debt outstanding at June 30, 2001. The Partnership's third party credit facility is comprised of a $4,700 revolving credit facility and a $386 term loan facility. Facility fees are 0.06% of the total commitment. The credit facility contains customary events of default and customary covenants, including a requirement to maintain a certain leverage ratio. The Partnership was in compliance with all covenants at June 30, 2001.


  On April 2, 2001, the revolving credit facility was extended through April 2, 2002. Borrowings under the credit facility amounted to $4,700 at June 30, 2001 and bear interest (at the Partnership's option) at a rate equal to i) LIBOR plus 0.32%, ii) the prime rate or iii) a competitive bid option (4.1% at June 30, 2001).


  Borrowings under the $386 term loan facility bear interest at a rate equal to LIBOR plus 0.32% (4.3% at June 30, 2001). The Partnership must repay borrowings under the term loan facility in June 2002. Accordingly, $5.1 billion of the credit facility and term loans were reclassified to short-term.


6. Due from/to Affiliates


                                                        December 31,  June 30,
                                                            2000        2001
                                                        ------------ -----------
                                                                     (unaudited)
     Current portion consists of the following:
       Note receivable from affiliate..................    $   68      $  --
                                                           ======      ======
       Payable to (receivable from) affiliates.........    $1,572      $  (54)
       Demand notes due to affiliate--VGF..............     4,301       7,647
                                                           ------      ------
                                                           $5,873      $7,593
                                                           ======      ======
     Long-term portion consists of the following:
       Long-term debt payable to affiliate.............    $2,431      $2,431
                                                           ======      ======

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                           (Dollars in millions)


 Notes Receivable from Affiliate


  At December 31, 2000, the Partnership held a note receivable, including accrued interest, in the amount of $68, related to the disposition of certain overlapping properties. The note was paid in January 2001.


 Payable to (Receivable from) Affiliates




  The Partnership has agreements with certain Verizon Communications' subsidiaries and affiliates for the provision of services in the normal course of business, including but not limited to direct telecommunication and data processing, billing services and general and administrative services. Included in the payable to affiliate at December 31, 2000 is approximately $1,300 due to Verizon Communications for the acquisition of Ohio 5 and other ALLTEL Stage II properties. In the first quarter of 2001, a $203 payable to Verizon Communications was added for the acquisition of Illinois 8 and 9 properties. In connection with the sale of overlapping properties by Verizon Communications, non-cash proceeds were generated and were fully utilized for the purchase of these properties. In accordance with the U.S. Wireless Alliance Agreement with Vodafone, in the first quarter of 2001, the Partnership recorded an equity contribution from Verizon Communications, relieving the affiliate debt (see
Note 7).


 Long Term Debt Payable to Affiliate


  Term note borrowings from Verizon Communications' subsidiaries and affiliates amounted to $2,431 at June 30, 2001 and are due in 2009, although the Partnership must make quarterly prepayments to the extent that its former Ameritech markets generate excess cash flow, as defined in the term notes. Management does not anticipate the obligation to make quarterly prepayments within the current fiscal year. Interest on the term note borrowings ranged from 6.32% to 6.83% in 2000 and 5.02% to 5.96% for the six months ended
June 30, 2001. The term notes contain limited, customary covenants and events of default. The Partnership was in compliance with all covenants and restrictions at June 30, 2001.


 Demand Notes Due to Affiliate




  The Partnership has an agreement with Verizon Communications' wholly-owned financing affiliate, Verizon Global Funding ("VGF" formerly Bell Atlantic FSI) under which it could borrow, from time to time on an uncommitted basis, up to an agreed upon amount for working capital and other general partnership purposes. At June 30, 2001, this amount was $20,700. Under terms of the agreement, all indebtedness is payable to VGF on demand.


  Demand note borrowings from VGF will fluctuate based upon the Partnership's working capital and other funding requirements. As of December 31, 2000 and June 30, 2001, total demand notes outstanding amounted to $4,301 and $7,647, respectively. Included in the June 30, 2001 outstanding amount is approximately $1,756 deposit for the licenses for which the Partnership was the winning bidder in the 2001 FCC auction. Interest on the demand notes is generally based on a blended interest rate calculated by VGF using actual fixed rates and variable rates paid on borrowings by VGF to fund the partnership and other entities affiliated with Verizon Communications. For the year ended December 31, 2000 and the six months ended June 30, 2001, the weighted average interest rate for all borrowings from VGF was 6.7% and 5.5%, respectively.

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                           (Dollars in millions)


7. Supplemental Cash Flow Information



                                                                 For the six
                                                                 months ended
                                                                   June 30,
                                                                --------------
                                                                 2000    2001
                                                                ------- ------
     Cash paid for income taxes, net of refunds................ $   164 $   99
     Interest paid, net of amounts capitalized.................     227    414
     Supplemental investing and financing non-cash
      transactions:
       Equity contribution and conversion of affiliate payable      --   1,488
                                                                ------- ------
       Business combination:
         Cash Paid............................................. $   910 $  470
         Debt assumed..........................................   4,387    --
         Partnership interest exchanged........................  28,251    --
         Net liabilities assumed...............................   3,054    211
                                                                ------- ------
           Fair value of assets acquired....................... $36,602 $  681
                                                                ======= ======


8. Business Combinations


 Acquisitions


  During the six month period ended June 30, 2001, the Partnership purchased partnership interests, licenses and certain net tangible assets for a total consideration of approximately $681. All of these acquisitions were accounted for under the purchase method of accounting with results of operations included in the consolidated statements of operations from the date of acquisition. Had the acquisitions been consummated on January 1, 2001, the results of these acquired operations would not have had a significant impact on the Partnership's consolidated results of operations for the six month periods presented.


 ALLTEL Overlap Transaction


  Based on FCC regulations and the U.S. Department of Justice consent order dated December 6, 1999, certain properties of the Partnership, AirTouch and GTEW were required to be divested in order to eliminate overlapping operations. On January 31, 2000, the Partnership and GTEW, separately, signed agreements with ALLTEL Communications ("ALLTEL") to exchange wireless interests in two stages ("Stage I" and "Stage II"). The Partnership executed Stage I on April 1, 2000 and GTEW executed Stage II on June 29, 2000.

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                           (Dollars in millions)


  The allocation of the purchase price was finalized in the second quarter of 2001. The consideration paid of $2,441 was allocated as follows:



      Cellular licenses................................................. $1,739
      Customer list.....................................................    178
      Goodwill..........................................................     75
      Net tangible assets acquired......................................    449
                                                                         ------
      Total............................................................. $2,441
                                                                         ======


9. Commitments and Contingencies


  On January 29, 2001, the bidding phase of the FCC re-auction of 1.9 GHz C and F block broadband PCS spectrum licenses, which began December 12, 2000, officially ended. The Partnership was the winning bidder for 113 licenses, committing to approximately $8,781. In November 2000, the Partnership had made an up-front payment of $131 to the FCC in order to participate in the auction. An additional $1,625 was paid to the FCC on February 12, 2001 to satisfy a 20% down payment requirement in respect of the licenses won. The remaining purchase price for the licenses is due concurrently with the FCC's grant of these licenses to the Partnership.


  There were no legal challenges to the Partnership's qualifications to acquire these licenses. However, most of the licenses that were reauctioned are the subject of pending litigation by the original licensees, NextWave Personal Communications Inc. and NextWave Power Partners Inc. (collectively "Nextwave"), which have appealed to the federal courts the FCC's action canceling NextWave's licenses and reclaiming the spectrum. In a decision on June 22, 2001, the U.S. appeals court ruled that the FCC was not allowed to repossess the NextWave licenses. The FCC has appealed the U.S. appeals court decision to the U.S. Supreme Court. Settlement discussions have been ongoing but there can be no assurance that these discussions will be completed or that they will result in the grant to the Partnership of the licenses. If the licenses must be returned, the FCC has stated that it will refund to winning bidders any amounts that they may have paid, without interest. Substantially all of the partnership's $8,781 license cost relates to licenses subject to NextWave's appeal.


  During the fourth quarter of 2000, the Partnership agreed to acquire the wireless business of Price Communications in exchange for Verizon Wireless stock and the repayment by the Partnership of net debt. The transaction was conditioned upon completion of a Verizon Wireless initial public offering by September 30, 2001. Because the deadline was not met, the Partnership has begun discussions with Price Communications to explore alternative forms of consideration and other terms for an acquisition of the wireless business of Price Communications.

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                           (Dollars in millions)


10. Allocation of Employee Severance Costs


  In September 2000, the Partnership recorded a cost allocation of approximately $46 from Verizon Communications that was recorded by Verizon Communications at June 30, 2000. The allocation relates to severance costs and incentive stay agreements with employees of GTEW that were incurred in connection with the merger of Bell Atlantic and GTE. Since the merger occurred on June 30, 2000, the Partnership has restated amounts originally reported as of and for the six months ended June 30, 2000 to reflect the previously unrecorded costs. A summary of the effects of the restatement follows:



                                                 For the six months ended
                                                      June 30, 2000
                                                 -----------------------------
                                                 As previously
                                                    reported      Restated
                                                 --------------   ------------
CONSOLIDATED STATEMENT OF OPERATIONS:
Selling, general and administrative.............    $     2,524   $      2,570
Total operating costs and expenses..............          5,429          5,475
Operating income................................            670            624
Income before provision for income taxes........          1,242          1,196
Net income......................................          1,115          1,069

                       INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Partners of


Cellco Partnership


d/b/a Verizon Wireless


  We have audited the accompanying consolidated balance sheet of Cellco Partnership d/b/a Verizon Wireless (the "Partnership") as of December 31, 2000, and the related consolidated statements of operations, partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.


  We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP


New York, New York




January 24, 2001, except for


Note 23 as to which the date is


March 19, 2001

                     REPORT OF INDEPENDENT ACCOUNTANTS


To the Partners and Board of Directors


of Cellco Partnership


  We have audited the accompanying consolidated balance sheet of Cellco Partnership, (formerly known as Bell Atlantic Mobile now doing business as Verizon Wireless) (the "Partnership") as of December 31, 1999, and the related consolidated statements of operations, of cash flows and of partners' capital for each of the two years in the period ended December 31, 1999. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of GTE Wireless Incorporated and its land-based wireless subsidiaries and affiliates ("GTEW"), a wholly-owned subsidiary of GTE Corporation, which statements reflect total assets of $9,439 million as of December 31, 1999 and total revenues of $3,204 million and $3,582 million for the years ended December 31, 1998 and 1999, respectively. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for GTEW, is based solely on the report of the other auditors.


  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.


  In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Partnership at December 31, 1999, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.


  As described in Note 1, the accompanying financial statements give retroactive effect to the contribution by Verizon Communications of GTEW to the Partnership in a manner similar to the pooling of interests method of accounting under APB 16.


/s/ PricewaterhouseCoopers LLP


New York, New York


January 20, 2000, except as


to the as if pooling of interests


with GTEW discussed in Note 1 which


is as of August 14, 2000

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To GTE Wireless Incorporated:


  We have audited the consolidated balance sheet of GTE Wireless Incorporated and its land-based wireless subsidiaries (a Delaware corporation) as of December 31, 1999 and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the two years in the period ended December 31, 1999 (not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


  In our opinion, the financial statements referred to above (not presented herein) present fairly, in all material respects, the consolidated financial position of GTE Wireless Incorporated and its land-based wireless subsidiaries as of December 31, 1999 and the results of their operations and their cash flows for the two years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.


Arthur Andersen LLP


Atlanta, Georgia


July 17, 2000

                               CELLCO PARTNERSHIP
                           (d/b/a/ Verizon Wireless)

                          CONSOLIDATED BALANCE SHEETS

                               (in millions)



                                                                December 31,
                                                               ---------------
                                                                1999    2000
                                                               ------- -------
Assets
Current assets
  Cash and cash equivalents................................... $    54 $    87
  Accounts receivable, net of allowances of
   $84 and $198 in 1999 and 2000, respectively................     619   1,349
  Unbilled revenue............................................     370     390
  Other receivables...........................................      48     378
  Inventories, net............................................     215     604
  Note receivable--affiliate..................................     --       68
  Prepaid expenses and other current assets...................      79     110
                                                               ------- -------
    Total current assets......................................   1,385   2,986
                                                               ------- -------
Property, plant and equipment, net............................   7,273  12,772
Deferred cellular licenses, goodwill and other intangibles,
 net..........................................................   5,975  39,233
Investments in unconsolidated entities........................     840      70
Deferred charges and other assets, net........................     154     434
                                                               ------- -------
    Total assets.............................................. $15,627 $55,495
                                                               ======= =======
Liabilities and Partners' Capital
Current liabilities...........................................
  Short-term obligations, including current maturities........ $    42 $    31
  Due to affiliates...........................................     678   5,873
  Accounts payable and accrued liabilities....................   1,264   2,649
  Advance billings............................................     134     363
  Other current liabilities...................................      83     114
                                                               ------- -------
    Total current liabilities.................................   2,201   9,030
                                                               ------- -------
Long-term debt................................................     456   4,657
Due to affiliates.............................................   4,181   2,431
Employee retirement plans.....................................     168       8
Deferred income taxes.........................................     689   2,388
Other non-current liabilities.................................     174     152
                                                               ------- -------
    Total liabilities.........................................   7,869  18,666
                                                               ------- -------
Minority interests in consolidated entities...................     418     354
Partner's capital subject to redemption.......................     --   20,000
Commitments and contingencies (see footnotes).................
Partners' capital.............................................   7,340  16,475
                                                               ------- -------
    Total liabilities and partners' capital................... $15,627 $55,495
                                                               ======= =======


              See Notes to Consolidated Financial Statements

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


                   CONSOLIDATED STATEMENTS OF OPERATIONS


                               (in millions)




                                                         For the years ended
                                                            December 31,
                                                        -----------------------
                                                         1998    1999    2000
                                                        ------  ------  -------
Operating revenue
  Service revenues..................................... $6,178  $6,967  $13,000
  Equipment and other..................................    463     692    1,222
                                                        ------  ------  -------
    Total operating revenue............................  6,641   7,659   14,222
                                                        ------  ------  -------
Operating costs and expenses
  Cost of service......................................    880   1,392    2,037
  Cost of equipment....................................    678     935    2,023
  Selling, general and administrative..................  2,732   2,851    5,866
  Depreciation and amortization........................    959   1,105    2,897
                                                        ------  ------  -------
    Total operating costs and expenses.................  5,249   6,283   12,823
                                                        ------  ------  -------
  Operating income.....................................  1,392   1,376    1,399
Other income (expenses)
  Interest expense, net................................   (129)   (164)    (507)
  Minority interests...................................    (92)    (76)    (136)
  Equity in (loss) income of unconsolidated entities...    (19)    (2)       57
  Other, net...........................................     16       4      864
                                                        ------  ------  -------
  Income before provision for income taxes.............  1,168   1,138    1,677
  Provision for income taxes...........................    262     206      149
                                                        ------  ------  -------
Net income............................................. $  906  $  932  $ 1,528
                                                        ======  ======  =======


              See Notes to Consolidated Financial Statements.

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


               CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL


                               (in millions)



Partners' capital at January 1, 1998.................................. $ 5,984
  Net income..........................................................     906
  Distribution to partners, net.......................................    (764)
                                                                       -------
Partners' capital at December 31, 1998................................   6,126
  Net income..........................................................     932
  Contributions from partners, net....................................     267
  Other adjustments...................................................      15
                                                                       -------
Partners' capital at December 31, 1999................................   7,340
  Net income..........................................................   1,528
  Partnership interests issued in connection with Vodafone
   acquisition........................................................   8,000
  Distribution to partners, net.......................................    (393)
                                                                       -------
Partners' capital at December 31, 2000................................ $16,475
                                                                       =======


              See Notes to Consolidated Financial Statements.

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


                   CONSOLIDATED STATEMENTS OF CASH FLOWS


                               (in millions)



                                                       For the Years Ended
                                                          December 31,
                                                     -------------------------
                                                      1998     1999     2000
                                                     -------  -------  -------
Cash flows from operating activities
 Net income........................................  $   906  $   932  $ 1,528
 Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation and amortization...................      959    1,105    2,897
   Provision for losses on accounts receivable, net
    of recoveries..................................      128      139      231
   Provision for deferred income taxes.............       47       81      (61)
   Equity in loss (income) of unconsolidated
    entities.......................................       19        2      (57)
   Minority interests..............................       92       76      136
   Net (gain) loss on disposal of property, plant
    and equipment..................................       (5)       8       11
   Net loss (gain) on sale of investments..........       11        5     (850)
   Changes in certain assets and liabilities (net
    of the effects of purchased and
    disposed businesses):
     Unbilled revenue and receivables, net.........      (93)    (246)    (552)
     Inventories, net..............................        3      (62)    (251)
     Prepaid expenses and other current assets.....       12      (38)       1
     Deferred charges..............................      --       --        71
     Account payable and accrued liabilities.......      162      115      173
     Other current liabilities.....................        5      (21)      38
     Other operating activities, net...............       95       71      (39)
                                                     -------  -------  -------
      Net cash provided by operating activities....    2,341    2,167    3,276
                                                     -------  -------  -------
Cash flows from investing activities
 Capital expenditures..............................   (1,258)  (1,537)  (4,908)
 Proceeds from sale of property, plant and
  equipment........................................        8        4       21
 Acquisitions of businesses, net of cash acquired..      (83)  (3,767)  (1,620)
 Cellular licenses deposit.........................      --       --      (131)
 Investments in unconsolidated entities............       (7)      (9)     (46)
 Distributions from unconsolidated entities........      116       89       65
 Purchase of minority interests....................       (6)      (8)    (209)
 Proceeds from sale of investments.................      176       13    1,298
 Other investing activities, net...................      (19)     (31)     --
                                                     -------  -------  -------
      Net cash used in investing activities........   (1,073)  (5,246)  (5,530)
                                                     -------  -------  -------
Cash flows from financing activities
 Net (payment to) proceeds from affiliates.........     (209)   2,603    2,022
 Net change in short-term obligations..............      --        35      (33)
 Issuance of long-term debt........................      --       352      784
 Repayment of long-term debt.......................      --        (7)     (43)
 Issuance of note receivable--affiliate............      --       --       (68)
 Contributions from partners.......................      --       764      --
 Distribution to partners..........................     (960)    (601)    (223)
 Contributions from minority investors.............        1      --        86
 Distribution to minority investors................      (81)     (52)    (235)
 Other financing activities, net...................      --       --        (3)
                                                     -------  -------  -------
      Net cash (used in) provided by financing
       activities..................................   (1,249)   3,094    2,287
                                                     -------  -------  -------
Increase in cash and cash equivalents..............       19       15       33
Cash and cash equivalents, beginning of year.......       20       39       54
                                                     -------  -------  -------
 Cash and cash equivalents, end of year............  $    39  $    54  $    87
                                                     =======  =======  =======


                See Notes to Consolidated Financial Statements.

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                           (Dollars in millions)


1. Formation of Verizon Wireless and Description of the Business


 Formation of Verizon Wireless


  Cellco Partnership ("Cellco" or the "Partnership"), doing business as Bell Atlantic Mobile ("BAM"), was a general partnership formed by Bell Atlantic Corporation ("Bell Atlantic") and the former NYNEX Corporation ("NYNEX") which began conducting business operations on July 1, 1995. On August 14, 1997, Bell Atlantic and NYNEX merged into one company, Bell Atlantic. Subsequent to the merger, Bell Atlantic held an indirect aggregate ownership interest of 100% in Cellco.


  On April 3, 2000, Bell Atlantic and Vodafone AirTouch Plc ("Vodafone") consummated their previously announced agreement to combine their U.S. wireless operations. In accordance with the terms of the U.S. Wireless Alliance Agreement (the "Alliance Agreement") dated September 21, 1999 between the two companies, Vodafone contributed its U.S. wireless operations (the "AirTouch Properties"), its 50% ownership interest in PrimeCo Personal Communications L.P. ("PrimeCo") and approximately $4,000 of debt to the Partnership, in exchange for a 65.1% interest in the Partnership. Bell Atlantic also contributed its 50% ownership interest in PrimeCo, and retained a 34.9% interest. Bell Atlantic maintained control of the Partnership. As of April 3, 2000, the Partnership began conducting business as Verizon Wireless.


  On June 30, 2000, Bell Atlantic and GTE Corporation ("GTE Corp.") completed a merger of equals under a definitive merger agreement entered into on July 27, 1998 (the "Merger"). On June 30, 2000, the newly merged entity changed its name to Verizon Communications, Inc. ("Verizon Communications"). Under the Alliance Agreement, Verizon Communications contributed GTE Corp.'s wireless net assets and operations ("GTE Wireless" or "GTEW"), increasing its partnership interest to 55% and decreasing Vodafone's partnership interest to 45%.


  The Merger qualified as a tax-free reorganization and has been accounted for as a pooling-of-interests business combination. Under this method of accounting, Cellco and GTEW are treated as if they had always been combined for accounting and financial reporting purposes in a manner similar to a pooling-of-interests and therefore all prior period consolidated financial statements of Cellco have been restated to reflect these operations (see Note 3). The Partnership began consolidating the financial statements of PrimeCo on April 3, 2000. All previous periods have been restated to include the historical results of PrimeCo on the equity method.


 Description of the Business


  Under the Verizon Wireless brand name, the Partnership provides wireless voice and data services and related equipment to consumers and business customers in its markets. Major markets operating under the Verizon Wireless brand include major metropolitan and rural areas throughout the United States.


2. Summary of Significant Accounting Policies


 Consolidated Financial Statements and Basis of Presentation


  The consolidated financial statements of Verizon Wireless include the accounts of its majority-owned subsidiaries and the partnerships in which Verizon Wireless has a controlling interest.

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                           (Dollars in millions)


Investments in businesses and partnerships in which the Partnership does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method (see Note 6). All significant intercompany accounts and transactions between these entities have been eliminated.


 Use of Estimates


  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to, the accounting for: allowance for uncollectible accounts receivable, unbilled revenue, fair values of financial instruments, depreciation and amortization, accrued expenses, inventory reserves, equity in income (loss) of unconsolidated entities, allocation of purchase prices and determination of useful lives in connection with business combinations.


 Revenue Recognition


  The Partnership earns revenue by providing access to the network (access revenue) and for usage of the network (airtime/usage revenue), which includes roaming and long distance revenue. In general, access revenue is billed one month in advance and is recognized when earned; the unearned portion is classified in advance billings. Airtime/usage revenue, roaming revenue and long distance revenue are recognized when service is rendered and included in unbilled revenue until billed. Equipment sales revenue is recognized when the equipment is delivered to and accepted by the customer. The Partnership's revenue recognition policies are in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements."


 Cash and Cash Equivalents


  All highly liquid investments with an original maturity of 90 days or less are considered to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.


 Inventory


  Inventory consists primarily of cellular and pager equipment held for sale. Equipment held for sale is carried at the lower of cost (determined using a first-in, first-out method) or market.




 Property, Plant and Equipment


  Property, plant and equipment primarily represents costs incurred to construct and enhance Mobile Telephone Switching Offices (MTSOs) and cell sites. The cost of property, plant and equipment is depreciated over its estimated useful life using the straight-line method of accounting. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease. Major improvements to existing plant and equipment are capitalized. Routine maintenance and repairs that do not extend the life of the plant and equipment are charged to expense as incurred.

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                           (Dollars in millions)


  Upon the sale or retirement of property, plant and equipment, the cost and related accumulated depreciation or amortization is eliminated from the accounts and any related gain or loss is reflected in the statement of operations. The Partnership periodically exchanges (trades-in) certain assets for similar productive assets and generally receives trade-in allowances from its vendors. The cost of the new asset is generally the monetary consideration paid plus the net book value of the asset surrendered. If the trade-in allowance is less than the net book value of the asset surrendered, a loss is reflected in the statement of operations.


  Interest expense and network engineering costs incurred during the construction phase of the Partnership's network and real estate properties under development are capitalized as part of property, plant and equipment and recorded as construction in progress until the projects are completed and placed into service.


 Deferred Cellular Licenses, Goodwill and Other Intangibles


  When the Partnership acquires interests in cellular or PCS systems, the purchase price is allocated to the value of the tangible and identified intangible assets with the remainder attributed to goodwill. The most significant identified intangibles are deferred cellular licenses and customer lists. The Partnership's deferred cellular license balance also includes the costs incurred to acquire licenses directly from the Federal Communications Commission ("FCC"). The value attributed to deferred cellular licenses is capitalized and amortized over a period of up to forty years since the licenses are renewable in perpetuity, and therefore, have an indefinite life. Customer lists are being amortized on a straight-line basis or accelerated methods over their estimated useful life. Goodwill related to current acquisitions is being amortized over a period of 25 to 40 years.


  The Partnership also capitalizes microwave relocation costs and the cost of engineering plans, demographic and traffic patterns studies, and legal costs incurred in connection with the preparation, filing, settlement, and resolution of applications with the FCC for permits to construct cellular telephone systems. These costs are included in the Partnership's deferred cellular license balance.


  Purchased licenses, as well as the licenses that are acquired in purchase business combinations, are issued by the FCC for terms of up to ten years. Historically, the FCC has granted license renewals routinely, provided the company has complied with specific standards related to these licenses adopted by the FCC. The licenses held by the Partnership and its subsidiaries, controlled partnerships, and other combined entities, in which it has full management control, expire at various dates. The Partnership believes that it will be able to meet all requirements necessary to secure renewal of its licenses indefinitely.


 Capitalized Software


  Capitalized software consists primarily of direct costs incurred for professional services provided by third parties and compensation costs of employees which relate to software developed for internal use either during the application stage or for upgrades and enhancements that increase functionality. Costs are capitalized and are being amortized on a straight-line basis over their estimated useful lives of three to five years. Costs incurred in the preliminary project stage of development and maintenance are expensed in periods when they are incurred.

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                           (Dollars in millions)


  Capitalized software, net of related amortization, of $125 and $107 as of December 31, 1999 and 2000, respectively, have been included in deferred charges and other assets in the consolidated balance sheets.


 Valuation of Assets


  Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When such events occur, the undiscounted expected future cash flows are compared to the carrying amount of the asset. If the comparison indicates that there is an impairment, the amount of the impairment is typically calculated using discounted expected future cash flows. The discount rate applied to these cash flows is based on the Partnership's weighted average cost of capital.


 Concentrations


  To the extent the Partnership's customer receivables become delinquent, collection activities commence. No single customer is large enough to present a significant financial risk to the Partnership. The Partnership maintains an allowance for losses based on the expected collectibility of accounts receivable.


  The Partnership relies on local and long-distance telephone companies, some of whom are related parties (see Note 19), and other companies to provide certain communication services. Although management believes alternative telecommunications facilities could be found in a timely manner, any disruption of these services could potentially have an adverse impact on operating results.


  Although the Partnership attempts to maintain multiple vendors for each required product, its inventory and equipment, which are important components of its operations, are currently acquired from only a few sources. If the suppliers are unable to meet the Partnership's needs as it builds out its network infrastructure and sells service and equipment, delays and increased costs in the expansion of the Partnership's network infrastructure or losses of potential customers could result, which would adversely affect operating results.


 Financial Instruments


  The Partnership's cash and cash equivalents, trade receivables and payables are short-term in nature, and accordingly, their carrying value approximates fair value. The fair value of the Tower Financing (see Notes 4 and 8) and long-term debt, excluding Japanese Yen denominated capital lease obligations, is considered to be equivalent to the carrying value as the interest rates are based upon variable rates.


  The Partnership uses interest rate swap contracts to manage market risk and reduce its exposure to fluctuations in interest rates on its variable rate debt. However, the Partnership's use of interest rate swaps is limited and hedges an insignificant portion of its variable rate debt portfolio. Periodic payments and receipts under the interest rate swaps are recorded as part of interest expense. The related amount payable to, or receivable from, the counterparty is included in accrued interest payable or other current assets in the consolidated balance sheets. The fair value of the interest rate swaps is not recognized in the consolidated statements of operations as they are accounted for as hedges. If the interest rate swaps cease to qualify as a hedge, any subsequent gains and losses would be recognized in the statement of operations. The Partnership is subject to credit risk in the event of

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                           (Dollars in millions)


non-performance by the counterparty to the interest rate swap agreements. However, management believes any potential counterparty non-performance is remote. The Partnership does not use interest rate swap agreements for trading or speculative purposes (see Note 10).


  The Partnership maintains foreign exchange-forward contracts to hedge foreign currency transactions; specifically Japanese Yen denominated capital lease obligations. As a result of the Partnership's acquisition of Vodafone's 50% ownership interest in PrimeCo (see Note 1), the Partnership has approximately $156 of foreign exchange contracts outstanding relating to foreign currency denominated capital lease obligations at December 31, 2000. The foreign exchange-forward contracts generally require the Partnership to exchange U.S. Dollars for Yen at maturity of the Japanese Yen denominated obligations, at rates agreed to at inception of the contracts. Gains (losses) on the hedging activities are netted in the statements of operations against gains (losses) on our Japanese Yen denominated obligations.


  The Partnership could be at risk for any currency related fluctuations if the counterparties do not contractually comply. Should the counterparties not comply, the ultimate impact, if any, will be a function of the difference in the cost of acquiring Yen at the time of delivery versus the contractually agreed upon price.


 Advertising Expense


  The Partnership expenses advertising costs when the advertising occurs. Total advertising expense amounted to $242, $249 and $772 for the years ended December 31, 1998, 1999, and 2000, respectively.


 Income Taxes


  The Partnership is not a taxable entity for federal income tax purposes. Any federal taxable income or loss is included in the respective partners' consolidated federal return. Certain states, however, impose taxes at the partnership level and such taxes are the responsibility of the Partnership. The consolidated financial statements include provisions for federal and state income taxes, prepared on a stand-alone basis, for all corporate entities within the Partnership. Deferred income taxes are recorded using enacted tax law and rates for the years in which the taxes are expected to be paid or refunds received. Deferred income taxes are provided for items when there is a temporary difference in recording such items for financial reporting and income tax reporting.


  Through June 30, 2000, GTEW's financial results included a tax provision, as its assets were ultimately owned by corporate entities. In connection with the contribution of GTEW's net assets to the Partnership, Verizon Communications assumed certain income tax liabilities that existed as of June 30, 2000.


 Segments


  The Partnership has one reportable business segment and operates domestically only. The Partnership's products and services are materially comprised of wireless telecommunications services.


 Recently Issued Accounting Pronouncements


  In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                           (Dollars in millions)


Activities." This statement requires that all derivatives be measured at fair value and recognized as either assets or liabilities in the consolidated balance sheets. Changes in the fair values of derivative instruments not used as hedges will be recognized in earnings immediately. Changes in the fair values of derivative instruments used effectively as hedges of changes in cash flows will be recognized in other comprehensive income/(loss) and will be recognized in the consolidated statements of operations when the hedged item affects earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which amended SFAS No. 133 to address certain implementation issues.


  Effective January 1, 2001, the Partnership adopted SFAS No. 133 and SFAS No.
138. The initial impact of adoption on our consolidated financial statements will be recorded as a cumulative transition adjustment. A charge of approximately $3.5 will be recorded to earnings for derivatives not designated as hedges and $18 will be recorded to other comprehensive income/(loss) for derivatives designated in cash flow-type hedges in our consolidated financial statements. The recognition of assets and liabilities in the consolidated balance sheets will be immaterial. The ongoing effect of adoption on our consolidated financial statements will be determined each quarter by several factors, including the specific hedging instruments in place and their relationships to hedged items, as well as market conditions at the end of each period.


  In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of Accounting Principles Board ("APB") Opinion No. 25" ("FIN No. 44"). The interpretation provides guidance in certain issues relating to stock compensation involving employees that arose in applying APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Among other things, this Interpretation clarifies (a) the definition of an employee for purposes of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, and (c) the accounting for an exchange of stock compensation awards in a business combination. The provisions of FIN No. 44 are generally effective July 1, 2000, except for certain provisions which apply to modifications to stock awards made after December 15, 1998. The effect of adopting FIN No. 44 on July 1, 2000 was not material to the Partnership's consolidated financial statements.


  Certain reclassifications have been made to the 1999 and 1998 consolidated financial statements to conform to the current year presentation.


3. Significant Business Combinations


 Vodafone and PrimeCo


  On April 3, 2000, Bell Atlantic and Vodafone consummated their previously announced agreement to combine their U.S. wireless operations. In accordance with the terms of the Alliance Agreement dated September 21, 1999 between the two companies, Vodafone contributed its AirTouch properties, its 50% ownership interest in PrimeCo and approximately $4,000 of debt to the Partnership, in exchange for a 65.1% interest in the Partnership, and Bell Atlantic retained a 34.9% interest. Bell Atlantic maintained control of the Partnership. The Partnership accounted for the transaction in accordance with the purchase method of accounting. Upon completion of the Merger (see Note 1) and the contribution of GTEW to the Partnership, effective June 30, 2000, Bell Atlantic increased its partnership interest to 55% and Vodafone's partnership interest decreased to 45%.

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                           (Dollars in millions)


  Consideration of $33,910 was allocated as follows based upon an assessment of tangible and intangible assets acquired:



   Cellular licenses................................................... $21,354
   Customer list.......................................................   2,825
   Assembled workforce.................................................     246
   Goodwill............................................................   6,418
   Net tangible assets acquired........................................   3,067
                                                                        -------
     Total............................................................. $33,910
                                                                        =======


  Under the terms of the Alliance Agreement between Bell Atlantic and Vodafone, Vodafone has the right to require the Partnership to purchase up to $20,000 of Vodafone's interest in the Partnership with up to $10,000 being redeemable in July 2003 or 2004 and the remainder in July 2005, 2006 or 2007. Accordingly, $20,000 of capital has been classified as redeemable on the accompanying consolidated balance sheets.


 ALLTEL Overlap Transaction


  Based on regulations of the FCC governing wireless communications and the U.S. Department of Justice consent order dated December 6, 1999, there were certain properties of the Partnership, AirTouch and GTEW that were required to be divested in order to eliminate overlapping operations. To effect these divestitures, some properties were exchanged via swaps with other wireless carriers. Accordingly, on January 31, 2000, the Partnership and GTEW, separately, signed agreements with ALLTEL Communications ("ALLTEL") to exchange wireless interests in two stages ("Stage I" and "Stage II"). On April 1, 2000, the Partnership executed the Stage I transaction whereby it exchanged its interest in the southwest part of the United States (also known as "Southwestco Wireless") for ALLTEL's interest in eight markets. The Partnership recorded a gain on the sale of Southwestco Wireless of approximately $848, which is included in Other, net in the consolidated statements of operations. On June 29, 2000, GTEW executed the Stage II transaction whereby it obtained 17 of ALLTEL's wholly owned markets and eight of its majority owned markets in exchange for GTEW's interest in certain markets. No gain or loss was recorded by the Partnership in the Stage II transaction as the markets to be divested were transferred from GTEW to GTE Corp. before the transaction was executed. The results of operations of the divested GTEW properties are included in the Partnership's consolidated results of operations through June 29, 2000.


  The Partnership recorded the acquisition of the Stage I and Stage II ALLTEL properties under the purchase method of accounting. The consideration paid of approximately $2,441 was allocated as follows:



   Cellular licenses.................................................... $1,851
   Customer list........................................................    273
   Goodwill.............................................................    107
   Net tangible assets acquired.........................................    210
                                                                         ------
     Total.............................................................. $2,441
                                                                         ======

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                           (Dollars in millions)


  The allocation of the purchase price is preliminary and subject to the results of an independent third party appraisal, which is expected to be finalized in the second quarter of 2001. The Partnership does not believe that future adjustments to the purchase price allocation will have a material effect on the Partnership's financial position or results of operations.


  The following selected unaudited pro forma information is being provided to present a summary of the combined results of the Partnership as if the AirTouch Properties acquisition and ALLTEL acquisition had occurred as of January 1, 1999 and 2000, giving effect to purchase accounting adjustments. The unaudited pro forma data is for informational purposes only and may not necessarily reflect the results of operations of the Partnership had the acquired business operated as part of the Partnership for the twelve months ended December 31, 1999 and 2000, nor is the unaudited pro forma data indicative of the results of future consolidated operations.



                                         Years Ended December 31,
                               -----------------------------------------------
                                        1999                   2000
                               ---------------------- ------------------------
                               Historical  Pro Forma  Historical    Pro Forma
                               ---------- ----------- ----------   -----------
                                          (unaudited)              (unaudited)
   Total operating revenues...   $7,659     $14,352    $14,222       $15,815
   Net income.................   $  932     $   662    $ 1,528(1)    $   697

--------

(1) Includes non-recurring gain of $848 related to the disposition of Southwestco Wireless.


 Ameritech


  On April 5, 1999, GTE Corp. announced, along with Georgetown Partners, a private investment firm, that it had agreed to purchase interests from Ameritech Corporation ("Ameritech") in the Chicago, St. Louis and Central Illinois cellular properties (the "Ameritech Properties") for $3,270. On October 8, 1999, GTE Corp. completed its acquisition of these operations for $3,239, after purchase price adjustments. The unit formed by these operations was 92.725% owned by GTEW and 7.275% owned by Davenport Cellular Communications LLC, a company wholly owned by Georgetown Partners. The Partnership obtained an appraisal of the properties acquired to determine the values of the separate components of tangible and intangible assets. The acquisition was accounted for using the purchase method of accounting. The consideration paid was allocated as follows:




   Cellular licenses.................................................... $2,085
   Customer list........................................................    250
   Goodwill.............................................................    522
   Net tangible assets acquired.........................................    382
                                                                         ------
     Total.............................................................. $3,239
                                                                         ======

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                           (Dollars in millions)


  The Partnership's 1999 consolidated financial statements include three months of operations of the Ameritech Properties. The following selected unaudited pro forma information is being provided to present a summary of the consolidated results of the Partnership as if the acquisition had occurred as of January 1, 1998 and 1999, giving effect to purchase accounting adjustments. The unaudited pro forma data is for informational purposes only and may not necessarily reflect the results of operations of the Partnership had the acquired business operated as part of the Partnership for the years ended December 31, 1998 and 1999, nor is the unaudited pro forma data indicative of the results of future consolidated operations.



                                             Years Ended December 31,
                                   ---------------------------------------------
                                            1998                   1999
                                   ---------------------- ----------------------
                                   Historical  Pro Forma  Historical  Pro Forma
                                   ---------- ----------- ---------- -----------
                                              (unaudited)            (unaudited)
   Operating Revenues.............   $6,641     $7,446      $7,659     $8,312
   Net Income.....................   $  906     $  855      $  932     $  989


 GTE Wireless


  As described in Note 1, all prior period consolidated financial statements presented have been restated to include the consolidated results of operations, financial position and cash flows of GTEW as though it had always been a part of the Partnership.


  The operating revenues and net income previously reported by the separate entities and the combined amounts in the accompanying consolidated statements of operations are as follows:



                                                                    Six Months
                                      Years Ended December 31,    Ended June 30,
                                      --------------------------  --------------
                                          1998          1999           2000
                                      ------------  ------------  --------------
                                                                   (unaudited)
   Operating Revenues:
     Cellco.......................... $      3,513  $      4,140      $4,057
     GTEW............................        3,204         3,582       2,115
     Conforming Adjustments..........          (76)          (63)        (73)
                                      ------------  ------------      ------
       Combined...................... $      6,641  $      7,659      $6,099
                                      ============  ============      ======
   Net Income:
     Cellco.......................... $        553  $        653      $  976
     GTEW............................          371           280          92
     Conforming Adjustments..........          (18)           (1)          1
                                      ------------  ------------      ------
       Combined...................... $        906  $        932      $1,069
                                      ============  ============      ======


  The significant conforming adjustments related to:


  .  Elimination of inter-company transactions


  . Conforming accounting policies for customer acquisition costs to expense as incurred.

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                           (Dollars in millions)


4. Property, Plant and Equipment


  Property, plant and equipment consists of the following:



                                                                 December 31,
                                                                ---------------
                                                                 1999    2000
                                                                ------- -------
   Land and improvements....................................... $   103 $    90
   Buildings (10-40 yrs.)......................................   1,743   2,171
   Cellular plant equipment (3-15 yrs.)........................   8,664  15,969
   Rental equipment (2-5 yrs.).................................      56     187
   Furniture, fixtures and equipment (2-7 yrs.)................     909   2,220
   Leasehold improvements (5-10 yrs.)..........................     472     677
                                                                ------- -------
                                                                 11,947  21,314
   Less: accumulated depreciation..............................   4,674   8,542
                                                                ------- -------
   Property, plant and equipment, net.......................... $ 7,273 $12,772
                                                                ======= =======


  Property, plant, and equipment includes the following:


  Capitalized interest costs of $26 and $81 and capitalized network engineering costs of $60 and $122 were recorded during the years ended December 31, 1999 and 2000, respectively.


  Construction-in-progress included in certain of the classifications shown above, principally cellular plant equipment, amounted to $556 and $1,747 at December 31, 1999 and 2000, respectively.


  Depreciation expense for the years ended December 31, 1998, 1999 and 2000 was $859, $958 and $1,400, respectively.


 Tower Transactions


  In accordance with the Alliance Agreement, any tower financing transactions accounted for by Verizon Communications as a financing, were not contributed to the Partnership. Therefore, the balance of $374 at December 31, 1999 relating to the Bell Atlantic Mobile tower financing (see Note 8) was transferred to Verizon Communications and is no longer accounted for as part of the financial position and results of operations of the Partnership. The GTEW tower financing was not recorded by the Partnership. Those towers were transferred to Verizon Communications as they were financed. The tower financings resulted from the Partnership's continuing involvement in joint ventures ("JVs") with Crown Castle International Corporation ("Crown") which were established through the contribution of communications towers in exchange for cash and equity interests in the JVs. The Partnership leases back a portion of the towers pursuant to lease agreements. The Partnership paid $11 and $58 to Crown related to payments under operating leases for the years ended December 31, 1999 and 2000, respectively.


  Prior to the acquisition of the AirTouch Properties, Vodafone entered into agreements to sublease all of its unused space on approximately 2,500 of its communications towers ("Sublease Agreements") to American Tower Corporation ("ATC") and SpectraSite Holdings, Inc. ("Spectrasite") in exchange for $955. As of December 31, 2000, approximately 2,100 towers have been subleased. The remaining transactions will close in phases throughout 2001. In accordance with the Alliance

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                           (Dollars in millions)


Agreement all proceeds from the subleases were retained by or remitted to Vodafone. The Sublease


Agreements require monthly maintenance fees for the existing physical space used by the Partnership's cellular equipment. The terms of the Sublease Agreements differ for leased communication towers versus those owned by the Partnership and range from 20 to 99 years. The Partnership paid $26 to ATC and Spectrasite pursuant to the Sublease Agreements for the year ended December 31, 2000. Vodafone also entered into exclusive three-year build-to-suit agreements with ATC and Spectrasite to produce new communications towers in strategic locations. The build-to-suit agreements were assumed by the Partnership upon the closing of the AirTouch Properties acquisition.


5. Deferred Cellular Licenses, Goodwill and Other Intangibles, net


  Deferred cellular licenses, goodwill and other intangibles, net consists of the following:



                                                               December 31,
                                                              ---------------
                                                               1999    2000
                                                              ------  -------
   Deferred cellular licenses (40 yrs.)...................... $2,822  $29,842
   Goodwill (25-40 yrs.).....................................  3,521    7,877
   Customer lists (2-10 yrs.)................................    334    3,437
   Other intangible assets (3-7 yrs.)........................     34      288
                                                              ------  -------
                                                               6,711   41,444
   Accumulated amortization..................................   (736)  (2,211)
                                                              ------  -------
   Total deferred cellular licenses, goodwill and other
    intangibles, net......................................... $5,975  $39,233
                                                              ======  =======


  Amortization expense for the years ended December 31, 1998, 1999, and 2000 was $100, $147, and $1,497, respectively. Amortization expense is calculated using the straight-line method of accounting over the assets estimated useful life, except for the majority of the balance of customer lists where amortization expense is calculated on an accelerated basis.

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                           (Dollars in millions)


6. Investments in Unconsolidated Entities


  The Partnership owns non-controlling interests in the following partnerships which are accounted for using the equity method of accounting.



                                                                 Partnership's
                                                                   Ownership
                                                                   Interest
                                                                 December 31,
                                                                 --------------
   Investee                                                       1999    2000
   --------                                                      ------  ------
   PrimeCo Personal Communications L.P..........................  50.00%     (1)
   Bristol Bay Cellular Partnership.............................  50.00%  50.00%
   California RSA No. 4 Limited Partnership.....................  50.00%  50.00%
   Kentucky RSA No. 1 Partnership...............................  50.00%  50.00%
   GTE Mobilnet of Indiana RSA #6 Limited Partnership...........  43.75%  43.75%
   New Mexico RSA No. 5 Limited Partnership.....................  43.00%  43.00%
   Illinois Valley Cellular RSA 2-I Partnership.................  40.00%  40.00%
   Indiana RSA #1 Limited Partnership...........................  40.00%  40.00%
   GTE Mobilnet of Indiana RSA #3 Limited Partnership...........  40.00%     (1)
   Illinois Valley Cellular RSA 2-III General Partnership.......  40.00%  40.00%
   Crown Atlantic Joint Venture.................................  38.51%    --
   Iowa RSA No. 4 Limited Partnership...........................  38.10%    --
   Southern Indiana RSA Limited Partnership.....................  38.10%    --
   GTE Mobilnet of Texas RSA #17 Limited Partnership............  31.92%  31.92%
   San Antonio SMSA Limited Partnership.........................  30.00%    --
   GTE Mobilnet of Texas RSA #11 Limited Partnership............  28.00%    --
   California RSA No. 3 Limited Partnership.....................  27.72%  27.72%
   GTE Mobilnet of Texas RSA #16 Limited Partnership............  23.20%    --
   Dallas SMSA Limited Partnership..............................  17.00%    --
   Cal-One Cellular Limited Partnership.........................  16.88%  16.88%
   Iowa RSA No. 5 Limited Partnership...........................  14.29%    --
   Jacksonville MSA Limited Partnership.........................  14.24%  14.24%
   New Mexico RSA 6-II Partnership..............................  12.50%  12.50%
   Los Angeles SMSA Limited Partnership.........................  12.20%     (1)
   Greenville/Spartanburg MSA Limited Partnership...............  10.83%    --
   Northeast Pennsylvania SMSA Limited Partnership..............   4.99%    --
   Virginia RSA 2 Limited Partnership...........................   4.99%   4.99%
   Texas RSA 20B2 Limited Partnership...........................   2.00%    --
   Wisconsin RSA #8 Limited Partnership.........................   2.00%   2.00%
   Virginia 10 RSA Limited Partnership..........................   1.00%   1.00%
   Sacramento-Valley Limited Partnership........................   0.98%     (1)
   Mohave Cellular Limited Partnership..........................    --    33.33%
   RSA 1 Limited Partnership....................................    --     9.14%
   Missouri RSA 9B1 Limited Partnership.........................    --    14.70%

--------

(1) Formerly accounted for using the equity method of accounting, now consolidated in the Partnership's results since the controlling interest was acquired in fiscal 2000.

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                           (Dollars in millions)


  The Partnership utilizes the equity method of accounting for certain partnerships where it owns less than 20% as it maintains the ability to exercise significant influence over operating and financial policies.


7. Accounts Payable and Accrued Liabilities


  Accounts payable and accrued liabilities as of December 31 consisted of the following:



                                                                   1999   2000
                                                                  ------ ------
   Accounts payable.............................................. $  610 $2,130
   Taxes payable.................................................    222    166
   Accrued payroll and related expenses..........................    178     62
   Accrued expenses..............................................    160    169
   Accrued commissions...........................................     94    122
                                                                  ------ ------
     Total....................................................... $1,264 $2,649
                                                                  ====== ======

8. Debt

  Short-term obligations as of December 31 were as follows:

                                                                   1999   2000
                                                                  ------ ------
   Tower financing (see Note 4).................................. $   28 $  --
   Capital lease obligation, current (see Note 16)...............    --      31
   Other.........................................................     14    --
                                                                  ------ ------
                                                                  $   42 $   31
                                                                  ------ ------

  Long-term debt as of December 31 was as follows:

   Revolving credit facility and term loan....................... $  110 $4,507
   Tower financing (see Note 4)..................................    346    --
   Capital lease obligation (see Note 16)........................    --     137
   Other.........................................................    --      13
                                                                  ------ ------
                                                                  $  456 $4,657
                                                                  ------ ------
     Total Debt.................................................. $  498 $4,688
                                                                  ====== ======


 Long Term Debt


  Excluding affiliate debt, the Partnership has approximately $4,700 of debt outstanding at December 31, 2000. The Partnership's third party credit facility is comprised of a $4,700 revolving credit facility and a $387 term loan facility. Borrowings outstanding under the revolving credit facility amounted to $4,120 at December 31, 2000 and bear interest, at the Partnership's option, at a rate equal to LIBOR, plus 0.24%, the prime rate or a competitive bid option (6.95% at December 31, 2000). The Partnership must repay borrowings under the revolving credit facility as loans mature, although it is permitted to refinance these loans with new loans under the facility until the facility's expiration, subject to satisfaction of limited conditions. As of December 31, 2000, revolving loans had maturities

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                           (Dollars in millions)


ranging from 31 to 64 days. The revolving credit facility expires on April 2, 2001. However, the Partnership has the option and intent to extend the revolving credit facility to April 2, 2002, at a rate of LIBOR plus 0.32%. Accordingly, the borrowings under the revolving credit facility have been classified as long-term. Borrowings under the term loan facility amounted to $387 at December 31, 2000 and bear interest at a rate equal to LIBOR plus 0.32% (7.05% at December 31, 2000). The Partnership must repay borrowings under the term loan facility in June 2002. Facility fees are 0.06% of the total commitment.


  The credit facility contains customary events of default and customary covenants, including a requirement to maintain a certain leverage ratio. The Partnership was in compliance with all covenants at December 31, 2000.


  At December 31, 2000, the estimated future debt payments are as follows:



   Years                                                                   Debt
   -----                                                                  ------
   2001.................................................................. $   31
   2002..................................................................  4,548
   2003..................................................................     36
   2004..................................................................     59
   2005..................................................................      8
   Thereafter............................................................      6
                                                                          ------
     Total............................................................... $4,688
                                                                          ======


9. Due from/to Affiliates


  Short-term obligations from/to affiliates as of December 31 are as follows:


                                                                   1999   2000
                                                                  ------ ------
   Note receivable from affiliate................................ $  --  $   68
                                                                  ====== ======
   Note payable to affiliate..................................... $  537 $  --
   Current maturities of long-term debt payable to affiliate.....    141    --
   Payable to affiliates.........................................    --   1,572
   Revolving credit facility due to affiliate-VGF................    --   4,301
                                                                  ------ ------
                                                                  $  678 $5,873
                                                                  ====== ======

  Long-term as of December 31 are as follows:

                                                                   1999   2000
                                                                  ------ ------
   Long-term debt payable to affiliate........................... $2,474 $2,431
   Revolving credit facility due to affiliate-VGF................  1,707    --
                                                                  ------ ------
                                                                  $4,181 $2,431
                                                                  ====== ======


 Notes Receivable from Affiliate


  At December 31, 2000, the Partnership held a note receivable, including accrued interest, in the amount of $68, related to the disposition of certain overlapping properties. The note was paid in January 2001.

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                           (Dollars in millions)


 Note Payable to Affiliate


  The interest rate on the note payable to Verizon Communications was based on GTE Corp.'s intercompany borrowing interest rate, which fluctuated between 4.94% and 6.20% in 1999.


 Payable to Affiliates


  The Partnership has agreements with certain Verizon Communications' subsidiaries and affiliates for the provision of services in the normal course of business, including but not limited to direct telecommunication and data processing, billing services and general and administrative services (see Note
19). Included in the payable to affiliate is approximately $1,200 due to Verizon Communications for the acquisition of ALLTEL Stage II properties.


 Long term debt payable to Affiliate


  Long term debt payable to affiliate represents notes payable to Verizon Communications, bearing interest ranging from 5.60% to 9.90% in 1999 and 6.32% to 6.83% in 2000.


 Revolving Credit Facility Due to Affiliate


  The Partnership has an agreement with Verizon Communication's wholly-owned financing affiliate, Verizon Global Funding ("VGF" formerly Bell Atlantic FSI) under which it could borrow, from time to time, up to an agreed upon amount for working capital and other general partnership purposes. At December 31, 2000, this amount was $10,933.


  Borrowings from VGF include demand loans and term notes. Demand note balances will fluctuate based upon the Partnership's working capital and other funding requirements. As of December 31, 2000, demand loan and term borrowings amounted to $4,301 and $2,431, respectively. Interest on the demand loans is generally based on a blended interest rate calculated by VGF using actual fixed rates and variable rates paid on borrowings by VGF to fund the partnership and other entities affiliated with Verizon Communications. For the years ended December 31, 1999 and 2000, the weighted average interest rate for all borrowings from VGF was 6.1% and 6.7%, respectively. Under terms of the agreement, all indebtedness is payable to VGF on demand.


  Term note borrowings from VGF amounted to $2,431 at December 31, 2000 and are due in 2009, although the Partnership must make quarterly prepayments to the extent that its former Ameritech markets generate excess cash flow, as defined in the term notes. Interest on the term note borrowings ranged from 5.60% to 9.90% in 1999 and 6.32% to 6.83% in 2000. The term notes contain limited, customary covenants and events of default. The Partnership was in compliance with all covenants and restrictions at December 31, 2000.


10. Derivative Contracts


  During 2000, the Partnership maintained two interest rate swap agreements, one expired in 2000 and one expires in 2001, with an aggregate notional amount of $40. The effect of these agreements is to limit the interest rate exposure to 5.73% on $10 and 5.76% on $30 of the revolving credit facility.

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                           (Dollars in millions)


The differential is accrued as interest rates change and is recorded in interest expense. Interest rate swaps allow the Partnership to raise funds at floating rates and effectively swap them into fixed rates that are lower than those available to it if fixed rate borrowings were made directly. These agreements involve the exchange of floating rate for fixed rate payment without the exchange of the underlying principal amount.


  During 1996 and 1997, PrimeCo entered into various foreign exchange-forward contracts to hedge the Japanese Yen denominated portion of its capital lease obligations. The contracts with an aggregate notional amount of $156 expire at various dates from August 31, 2002 through April 11, 2005. The aggregate hedge payable as of December 31, 2000 is $22. The associated loss on the hedging activities, which has been netted in the consolidated statements of operations against gains on Japanese Yen denominated obligations for the year ended December 31, 2000 is $12.


11. Fair Values of Financial Instruments


  The carrying amounts and fair values of the Partnership's financial instruments as of December 31 are as follows:



                                                       December 31,
                                              -------------------------------
                                                   1999            2000
                                              -------------- ----------------
                                              Carrying Fair  Carrying  Fair
                                               Value   Value  Value    Value
                                              -------- ----- -------- -------
   Tower financing (including current
    maturities).............................    $374   $374  $   --   $   --
   Revolving credit facility and term
    loans...................................    $110   $110  $ 4,507  $ 4,507
   Foreign currency forward exchange con-
    tract...................................    $--    $--   $   --   $   (22)
   Partner's capital subject to redemption..    $--    $--   $20,000  $20,000


12. Minority Interests in Consolidated Entities


  Minority interests represent the minority partners' proportionate share of the equity in the net assets of partnerships where the Partnership has a majority or controlling general partnership ownership interest. The equity of the minority interests is as follows:



   Balance, January 1, 1999............................................. $265
   Income to minority partners..........................................   76
   Increase as a result of acquisitions.................................  311
   Conversion of receivable............................................. (174)
   Distributions to minority partners...................................  (24)
   Distributions to minority partners for transfer of towers and joint venture equity interest.............................................  (28)
   Purchase of minority interests.......................................   (8)
                                                                         ----
   Balance, December 31, 1999...........................................  418
   Income to minority partners..........................................  136
   Increase as a result of acquisitions.................................  154
   Distributions to minority partners................................... (149)
   Purchase of minority interests....................................... (209)
   Other, net...........................................................    4
                                                                         ----
   Balance, December 31, 2000........................................... $354
                                                                         ====

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                           (Dollars in millions)


13. Employee Savings and Profit Sharing Retirement Plans


  The Partnership operates the following plans for persons formerly employed by Cellco and GTEW:


  Under the Bell Atlantic Mobile Savings and Profit Sharing Retirement Plan (the "Retirement Plan"), a defined contribution plan, former employees of BAM who have met certain service requirements are afforded the opportunity to save for their retirement by making contributions to retirement savings accounts and receive matching contributions to their savings accounts, all on a tax-advantaged basis.


  Under the savings component of the Retirement Plan, employees may contribute, subject to IRS limitations, up to a total of 16% of eligible compensation to a qualified retirement savings account under Section 401(k) of the Internal Revenue Code of 1986. The Partnership matches 50% of the first 6% of employee contributions (the "fixed" matching contribution). Additionally, the Partnership may elect, at the sole discretion of the Board of Directors, to voluntarily match up to an additional 50% of the first 6% of an employee's contribution (the "variable" matching contribution). The Board of Directors declared variable matching contributions of 50% in each of the years ended December 31, 1998, 1999 and 2000. The Partnership recognized approximately $12, $14 and $18 of expense related to aggregate fixed and variable matching contributions for the years ended December 31, 1998, 1999 and 2000, respectively.


  Under the Profit Sharing component of the Retirement Plan, the Partnership may elect, at the sole discretion of the Board of Directors, to voluntarily contribute amounts to a "401(k)" qualified retirement profit sharing account. The Board of Directors declared a profit sharing contribution of 3% of employees' eligible salary in each of the three years ended December 31, 1998, 1999 and 2000. The Partnership recognized approximately $8, $10 and $11 of expense related to profit sharing contributions for the years ended December 31, 1998, 1999 and 2000, respectively.


  GTE Corp. sponsored employee savings and stock ownership plans under section 401(k) of the Internal Revenue Code of 1986. The plans cover substantially all full-time former employees of GTEW. Under the plans, GTEW provides matching contributions in parent common stock based on qualified employee contributions. Matching contributions charged to income were $7, $8, and $10 for the years ended December 31, 1998, 1999 and 2000, respectively.


  GTE Corp. also sponsored several qualified and nonqualified pension plans and other postretirement benefit plans for its employees, which included GTEW's employees. Pension plans are generally noncontributory by plan participants. Postretirement health care plans are generally contributory and include a limit on the portion of the cost of benefits for recent and future retirees paid by GTEW. In general, former GTEW employees who are now employees of the Partnership no longer earn benefits under the former GTEW plans. The obligation for benefits accrued through the date that GTEW was contributed to the Partnership remained with Verizon Communications.


  The cost and liability for the pension and other postretirement benefit plans recorded by the Partnership are based on GTEW's contribution to GTE Corp's plans, representing an allocation of the GTE Corp's plans' assets and liabilities, based on the number and characteristics of GTEW's employees in relation to total GTE Corp. employees. The Partnership recognized pension expense of $26, $16 and $2 for the years ended December 31, 1998, 1999 and the six months ended June 30, 2000,

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                           (Dollars in millions)


respectively, and other postretirement benefit expense of $3, $6 and $4 for the years ended December 31, 1998, 1999 and the six months ended June 30, 2000, respectively. The Partnership's pension liability in respect of GTEW employees was $102 and $118 as of December 31, 1998 and 1999, respectively and the other postretirement benefit liability was $22 and $28 as of December 31, 1998 and 1999, respectively.


14. Long-Term Incentive Plan


  The Partnership accounts for partnership units ("Partnership Units") and Contingent Value Appreciation Rights ("CVARs"), which are analogous to Stock Appreciation Rights ("SARs"), as provided in APB No. 25. Accordingly, the Partnership records a charge or benefit in the consolidated statements of operations each reporting period based on the change in fair value of the award during the period.


  The 2000 Verizon Wireless Long-Term Incentive Plan (formerly known as the Bell Atlantic Mobile 1995 Long-Term Incentive Plan) (the "Plan") provides to designated directors, officers, consultants and advisors and other employees of the Partnership certain rights to receive appreciation rights in Partnership Units (collectively referred to as "Grants" or "Awards"). The aggregate number of Grants that may be issued under the Plan is 343,300,000, representing 10% of the Partnership Units.


  Partnership Units and CVARs formerly granted under the Plan were granted in tandem since 1995. A Partnership Unit equaled a specified percentage of the Company's appraised fair market value. A CVAR was a right to receive cash payment, upon exercise, equal to the appreciation in the fair market value of CVARs from the date granted to the exercise date. Pursuant to the Plan, all outstanding Partnership Units were to be canceled on December 31, 1998 unless the Company remained private. Accordingly, all outstanding Partnership Units were canceled and all future grants consist of appreciation rights in partnership units.


  Appreciation rights are exercisable under the terms of the Grant, but not later than 10 years from the date of the grant. All CVARs and appreciation rights were and are granted at a price equal to the estimated fair value of a Partnership Unit at the date of the grant.


  On November 1, 2000, all CVARs outstanding under the Plan were converted to appreciation rights under the 2000 Verizon Wireless Long-Term Incentive Plan. The outstanding CVARs were converted utilizing a conversion ratio representing the relationship of the fair value of a BAM CVAR to the fair value of an appreciation right of Verizon Wireless.


  Compensation expense resulting from the incentive plan was $11, $32 and $70 for the years ended December 31, 1998, 1999 and 2000, respectively.

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                           (Dollars in millions)


  Appreciation Rights outstanding at December 31, 1998, 1999 and 2000 under the Plan are summarized as follows:



                                                                   Weighted
                                                                 Average Price
                                                                   of CVARs/
                           Partnership              Appreciation Appreciation
                             Units*       CVARs*      Rights*       Rights
                           -----------  ----------  ------------ -------------
Outstanding, January 1,
 1998.....................  1,558,350    1,558,350                  $24.47
Granted...................  1,008,400    1,008,400
Exercised.................                 (86,400)
Cancelled................. (2,566,750)    (105,400)
                           ----------   ----------
Outstanding, December 31,
 1998.....................          0    2,374,950                  $26.86
Granted...................                 828,300
Exercised.................                (401,450)
Cancelled.................                 (92,500)
                           ----------   ----------
Outstanding, December 31,
 1999.....................          0    2,709,300                  $28.92
Granted...................                 593,701   25,353,843
Exercised.................              (1,402,350)  (2,064,491)
Cancelled.................                 (31,115)    (145,263)
Conversion................          0   (1,869,536)   4,741,143
                           ----------   ----------   ----------
Outstanding, December 31,
 2000.....................          0            0   27,885,232     $25.42
                           ==========   ==========   ==========

--------

* The exercise price, fair market value, and the weighted average price are presented in actual dollars or units, as appropriate.


  During the year, the Partnership recorded a charge to operating expenses of approximately $38 in selling, general and administrative expenses related to the vesting of certain value appreciation rights in accordance with the Bell Atlantic Mobile 1995 Long-Term Incentive Plan, in connection with the closing of the AirTouch Properties acquisition. The vesting was triggered by a change of control provision as defined in the Plan.




15. Income Taxes


  The provision for income taxes consists of the following:


                                                                 For the Years
                                                                     Ended
                                                                  December 31,
                                                                 --------------
                                                                 1998 1999 2000
                                                                 ---- ---- ----
   Current:
     Federal.................................................... $183 $103 $158
     State and local............................................   32   23   52
                                                                 ---- ---- ----
                                                                  215  126  210
   Deferred:
     Federal....................................................   37   70  (38)
     State and local............................................   10   10  (23)
                                                                 ---- ---- ----
                                                                   47   80  (61)
                                                                 ---- ---- ----
   Provision for income taxes................................... $262 $206 $149
                                                                 ==== ==== ====

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                           (Dollars in millions)


  A reconciliation of the income tax provision computed at the statutory tax rate to the Partnership's effective tax rate is as follows:


                                                               For the Years
                                                                   Ended
                                                                December 31,
                                                               ----------------
                                                               1998  1999  2000
                                                               ----  ----  ----
   Income tax provision at the statutory rate................. $408  $398  $587
   State income taxes, net of U.S. federal benefit............   28    22    19
   Amortization of goodwill...................................   12    12    45
   Partnership income not subject to federal or state
    income taxes.............................................. (188) (228) (500)
   Other, net.................................................    2     2    (2)
                                                               ----  ----  ----
     Provision for income tax................................. $262  $206  $149
                                                               ====  ====  ====


  The significant components of the Partnership's deferred tax assets and liabilities are as follows:



                                                                     December
                                                                        31,
                                                                    -----------
                                                                    1999  2000
                                                                    ---- ------
   Deferred tax assets:
   Employee related expenses....................................... $ 52 $   27
   Bad debt........................................................  --      56
   Accrued expenses................................................  --      26
   Gain on sale of assets..........................................  --      20
   Net operating loss carryover....................................  --      38
   Other...........................................................   61     18
                                                                    ---- ------
     Total deferred tax assets..................................... $113 $  185
                                                                    ==== ======
   Deferred tax liabilities:.......................................
   Property, plant and equipment................................... $349 $  162
   Intangible asset................................................  340  2,290
   Unconsolidated partnership temporary differences................   33    --
   Other...........................................................   60    121
                                                                    ---- ------
     Total deferred tax liabilities................................ $782 $2,573
                                                                    ==== ======
   Net deferred tax asset--current................................. $ 20 $  --
   Net deferred tax liability--non-current......................... $689 $2,388


  Net operating loss carryovers expire at various dates through September 30, 2019.


16. Leases


 Operating Leases


  The Partnership entered into operating leases for facilities and equipment used in its operations. Some lease contracts include renewal options that include rent expense adjustments based on the Consumer Price Index. For the years ended December 31, 1998, 1999 and 2000, the Partnership recognized a total of $178, $160 and $376, respectively, as rent expense related to payments under these operating leases, which is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                           (Dollars in millions)


 Capital Leases


  During 1996 and 1997, PrimeCo entered into a series of sale/leaseback transactions for a portion of its network. The sales/leasebacks were accounted for as financings, whereby a sale was not recorded and a capital lease obligation was recorded for the proceeds received.


  Future minimum payments under these and other capital lease obligations, a portion of which are payable in Japanese Yen, less imputed interest, and the aggregate future minimum rental commitments under noncancellable operating leases, excluding renewal options for the periods are as follows:



                                                               Operating Capital
     Years                                                      Leases   Leases
     -----                                                     --------- -------
     2001.....................................................   $197     $ 35
     2002.....................................................    168       37
     2003.....................................................    132       45
     2004.....................................................     78       62
     2005.....................................................     50        8
     2006 and thereafter......................................    139        6
                                                                 ----     ----
     Total minimum payments...................................   $764     $193
                                                                 ====
       Less: imputed interest.................................             (25)
                                                                          ----
     Obligations under capital leases.........................            $168
       Less: current capital lease obligation.................             (31)
                                                                          ----
     Long-term capital lease obligations......................            $137
                                                                          ====


17. Capitalized Costs


  For the years ended December 31, 1999 and 2000, the Partnership capitalized $39 and $71, respectively, of internal use software costs. At December 31, 1999 and 2000, respectively, total accumulated amortization included in deferred charges and other assets, net amounted to $56 and $102, including $30 and $69 related to capitalized software costs.


  For the years ended December 31, 1998, 1999 and 2000, the partnership incurred $150, $197 and $674 of interest costs, of which $14, $26 and $81 was capitalized, respectively. Interest income for the years ended December 31, 1998, 1999 and 2000, was $7, $7 and $86, respectively.

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                           (Dollars in millions)


18. Supplemental Cash Flow Information



                                                            For the Years
                                                         Ended December 31,
                                                         --------------------
                                                         1998  1999    2000
                                                         ---- ------  -------
   Cash paid for income taxes, net of refunds........... $166 $  148  $   266
   Interest paid, net of amounts capitalized............  129    161      617
   Supplemental investing and financing non-cash
    transactions:
     Receivables related to divestiture of business.....   14    --       --
     Note receivable from sale of assets................    2    --       --
     Exchange of non-cash assets........................    5    --       --
     Net assets transferred to affiliate................  --     (21)    (170)
     Equity investment in entity under common control...  196    125      --
                                                         ---- ------  -------
     Business combination:
       Cash paid........................................ $ 83 $3,767  $ 1,620
       Debt assumed.....................................  --     110    4,387
       Partnership interest exchanged...................  --     --    28,251
       Net liabilities assumed..........................    7    282    3,168
                                                         ---- ------  -------
         Fair value of assets acquired.................. $ 90 $4,159  $37,426
                                                         ==== ======  =======


19. Other Transactions with Affiliates


  In addition to transactions with affiliates in Notes 8 and 9, other significant transactions with affiliates are summarized as follows:



                                              For the Years Ended December 31,
                                              --------------------------------
                                                 1998       1999       2000
                                              ---------- ---------- ----------
   Revenue related to transactions with
    affiliated companies..................... $       29 $       26 $       51
   Direct telecommunication and data
    processing charges....................... $      233 $      272 $      340
   Allocation of certain general and
    administrative expenses (1).............. $       47 $       82 $      160
   Amounts capitalized for construction of
    cell sites and other system property..... $       22 $       26 $        4
   Secondment agreement expenses (2)......... $      --  $      --  $      657

--------

(1) In addition to recurring allocations, during 2000, the Partnership received an allocation of direct costs of approximately $46 in selling, general and administrative expenses from Verizon Communications. The charge relates to severance costs and incentive stay agreements with employees of GTEW that were incurred in connection with the Merger. Generally, expenses were allocated based on the percentage of time spent on wireless-related activities. The percentage used was determined by annual time studies. The Partnership believes these allocations are reasonable.


(2) On April 3, 2000, Vodafone, Verizon Communications and the Partnership entered into an employee secondment agreement pursuant to which Vodafone agreed to loan approximately 14,000 of its employees to the Partnership until December 31, 2000. During the period, the loaned employees continued to be paid by Vodafone and performed services exclusively for the Partnership, which reimbursed Vodafone for their salaries, benefits and any relocation expenses. The Partnership reimbursed Vodafone $657 in 2000. All loaned employees became employees of the Partnership on January 1, 2001.


  Under the terms of the partnership agreement between Verizon Communications and Vodafone, the Partnership is required to make annual distributions to its partners to pay taxes. Additionally, the

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                           (Dollars in millions)


Partnership is required, subject to compliance with specified financial tests, to pay distributions to the partners based upon a calculation specified in the partnership agreement.


  In accordance with the terms of the partnership agreement, during 2000 a $223 distribution was made to the partners for the period April through June 30, 2000. In February 2001, a $691 distribution was made to the partners for the period July through December 31, 2000.


  Distributions were made to Verizon Communications for the years ended December 31, 1998 and 1999 in the amount of $960 and $622, respectively.


20. Acquisitions and Dispositions


  In addition to the significant business combinations and dispositions outlined in Note 3, during the years ended December 31, 1998, 1999 and 2000, the Partnership purchased partnership interests, licenses and certain net tangible assets for a total consideration of approximately $90, $1,300 and $1,000, respectively. All of these acquisitions were accounted for under the purchase method of accounting with results of operations included in the consolidated statements of operations from the date of acquisition. Had the acquisitions been consummated on January 1 of the year preceding the year of acquisition, the results of these acquired operations would not have had a significant impact on the Partnership's consolidated results of operations for each of the years presented.


21. Commitments and Contingencies


  The Alliance Agreement contains a provision, subject to specified limitations, that requires Vodafone and Verizon Communications to indemnify the Partnership for certain contingencies, excluding PrimeCo contingencies, arising prior to the formation of Verizon Wireless.


  The Partnership is subject to several lawsuits and other claims including class actions, product liability, patent infringement, partnership disputes, and claims involving the Partnership's relations with resellers and agents. Various consumer class action lawsuits allege that the Partnership breached contracts with consumers, violated certain state consumer protection laws and other statutes and defrauded customers through concealed or misleading billing practices. These litigation matters may involve indemnification obligations by third parties and/or affiliated parties covering all or part of any potential damage awards against the Partnership and/or insurance coverage. All of the above matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, the ultimate liability with respect to these matters at December 31, 2000 cannot be ascertained. The potential effect, if any, on the combined financial condition and results of operations of the Partnership, in the period in which these matters are resolved, may be material.


  In addition to the aforementioned matters, the Partnership is subject to various other legal actions and claims in the normal course of business. While the Partnership's legal counsel cannot give assurance as to the outcome of each of these matters, in management's opinion, based on the advice of such legal counsel, the ultimate liability with respect to any of these actions, or all of them combined, will not materially affect the combined financial position or operating results of the Partnership.


  On November 15, 2000, the Partnership signed an agreement to acquire Price Communications Wireless, a wholly-owned subsidiary of Price Communications for $2,060. Under terms of the

                            CELLCO PARTNERSHIP


                         (d/b/a Verizon Wireless)


          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                           (Dollars in millions)


agreement, the Partnership will assume or redeem $550 of Price Communications Wireless net debt and pay $1,500 in Verizon Wireless stock, valued at the offering price for the potential Verizon Wireless initial public offering
(IPO). The agreement, conditioned on the completion of the IPO, may be terminated by either party if the offering does not occur by September 30, 2001.


22. Valuation and Qualifying Accounts



                                Balance at  Additions  Write-offs Balance at
                                 beginning  charged to   net of       end
                                of the year operations recoveries of the year
                                ----------- ---------- ---------- -----------
     Accounts Receivable
      Allowances:
       1998....................     $92        $132      $(143)      $ 81
       1999....................     $81        $157      $(154)      $ 84
       2000....................     $84        $470      $(356)      $198
     Inventory Allowances:
       1998....................     $17        $ 17      $ (19)      $ 15
       1999....................     $15        $ 14      $ (16)      $ 13
       2000....................     $13        $ 82      $ (74)      $ 21


23. Subsequent Events


  On January 29, 2001, the bidding phase of the FCC re-auction of 1.9Ghz C and F block broadband PCS spectrum licenses, which began December 12, 2000, officially ended. The Partnership was the winning bidder for 113 licenses, committing to approximately $8,781. In November 2000, the Partnership had made an up-front payment of $131 to the FCC in order to participate in the auction. An additional $1,625 was paid to the FCC on February 12, 2001 to satisfy a 20% down payment requirement in respect of the licenses won. The remaining purchase price for the licenses is due concurrently with the FCC's grant of these licenses to the Partnership, which is presently expected approximately 75 to 100 days from February 12, 2001.


  On March 19, 2001, the Partnership awarded a three-year, approximately $5,000 supply contract to telecommunications equipment maker Lucent Technologies Inc. ("Lucent"). The contract will make Lucent the largest supplier of high-speed, high-capacity wireless infrastructure to the Partnership. Over the three-year contract, a minimum annual purchase threshold of $1,500 is required.

                          INDEPENDENT AUDITORS' REPORT

To the Stakeholder of Vodafone AirTouch Plc--U.S. Cellular and Paging
Operations:

  We have audited the accompanying combined balance sheet of Vodafone AirTouch Plc--U.S. Cellular and Paging Operations (the "Companies") as of December 31, 1999, and the combined statements of operations, changes in stakeholder's equity and cash flows for the six months ended June 30, 1999 and the six months ended December 31, 1999. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  As discussed in Note A to the financial statements, the balance sheet of the Companies include the net assets acquired by Vodafone in its purchase of AirTouch Communications Inc. ("AirTouch") on June 30, 1999, after giving effect to the allocation of Vodafone's purchase price to AirTouch's net assets. The related statements of operations and accumulated deficit and cash flows for the six months ended December 31, 1999 reflect the results of operations and the cash flows of the Companies subsequent to such acquisition after giving effect to the allocation of Vodafone's purchase price to AirTouch's net assets.

  In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Companies as of December 31, 1999, and the results of their operations and their cash flows for the six months ended June 30, 1999 and the six months ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
San Francisco, California
April 21, 2000

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stakeholder of AirTouch Communications, Inc.--U.S. Cellular and Paging
Operations:

  In our opinion, the accompanying combined balance sheet and the related combined statements of operations, changes in stakeholder's equity, and cash flows present fairly, in all material respects, the financial position of AirTouch Communications, Inc.--U.S. Cellular and Paging Operations (the "Companies") at December 31, 1998 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Companies' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
San Francisco, California
March 1, 1999

           VODAFONE AIRTOUCH PLC--U.S. CELLULAR AND PAGING OPERATIONS

                            COMBINED BALANCE SHEETS
                             (Dollars in millions)

                                                                                                    December 31,
                                                                                                   ----------------   March 31,
                                                                                                    1998     1999       2000
                                                                                                   -------  -------  -----------
                                                                                                                     (Unaudited)
Assets
Current assets:
  Cash and cash equivalents....................................................................... $   --   $   --     $   --
  Accounts receivable (net of allowance for uncollectibles of $58, $83, and $81, respectively)....     559      610        587
  Inventories.....................................................................................      78      102         82
  Other receivables...............................................................................      30       61         76
  Other current assets............................................................................     110      130         99
                                                                                                   -------  -------    -------
    Total current assets..........................................................................     777      903        844
Property, plant, and equipment, net...............................................................   3,286    4,058      4,435
Investments in unconsolidated wireless systems....................................................   1,815    6,755      6,854
Intangible assets, net............................................................................   8,321   33,558     34,615
Deferred charges and other noncurrent assets......................................................      22       22         28
                                                                                                   -------  -------    -------
    Total assets.................................................................................. $14,221  $45,296    $46,776
                                                                                                   =======  =======    =======
Liabilities and Stakeholder's Equity
Current liabilities:
  Accounts payable, trade......................................................................... $   365  $   302    $   271
  Due to related parties..........................................................................   1,033      475      3,827
  Other current liabilities.......................................................................     564      588        628
                                                                                                   -------  -------    -------
    Total current liabilities.....................................................................   1,962    1,365      4,726
                                                                                                   -------  -------    -------
Deferred income taxes.............................................................................   1,809   12,226     12,088
Deferred credits and other noncurrent liabilities.................................................      33       14        467
                                                                                                   -------  -------    -------
    Total liabilities.............................................................................   3,804   13,605     17,281
                                                                                                   -------  -------    -------
Commitments and contingencies
Minority interests in consolidated wireless systems...............................................     213      235        241
                                                                                                   -------  -------    -------
Stakeholder's equity:
  Paid-in capital.................................................................................  10,250   31,575     29,437
  Accumulated deficit.............................................................................     (46)    (119)      (183)
                                                                                                   -------  -------    -------
    Total stakeholder's equity....................................................................  10,204   31,456     29,254
                                                                                                   -------  -------    -------
    Total liabilities and stakeholder's equity.................................................... $14,221  $45,296    $46,776
                                                                                                   =======  =======    =======

     The accompanying Notes are an integral part of the Combined Financial
                                  Statements.

           VODAFONE AIRTOUCH PLC--U.S. CELLULAR AND PAGING OPERATIONS

                       COMBINED STATEMENTS OF OPERATIONS
                             (Dollars in millions)


                                                                                              For the 6           For the
                                                                  For the Year Ended        Months Ended      3 Months Ended
                                                                     December 31,       ---------------------    March 31,
                                                                  --------------------  June 30, December 31, ----------------
                                                                    1997       1998       1999       1999      1999     2000
                                                                  ---------  ---------  -------- ------------ -------  -------
                                                                                                                (Unaudited)
Operating revenues..............................................  $   3,007  $   4,432   $2,549     $2,749    $ 1,218  $ 1,411
                                                                  ---------  ---------   ------     ------    -------  -------
Operating expenses
  Cost of revenues..............................................        736      1,054      653        796        294      391
  Selling and customer operations expenses......................        828      1,308      776        864        369      407
  General, administrative, and other expenses...................        311        396      212        209        108      130
  Depreciation and amortization expenses........................        455        828      491        943        242      500
                                                                  ---------  ---------   ------     ------    -------  -------
    Total operating expenses....................................      2,330      3,586    2,132      2,812      1,013    1,428
                                                                  ---------  ---------   ------     ------    -------  -------
Operating income (loss).........................................        677        846      417        (63)       205      (17)
Equity in net income (loss) of unconsolidated wireless systems..          1        (41)       8        (80)         1      (39)
Minority interests in net income of consolidated wireless
 systems........................................................        (70)       (81)     (39)       (40)       (19)     (27)
Interest:
  Expense.......................................................        (56)       (75)     (32)       (16)       (17)     (29)
  Income........................................................         16         21        5          3          2        2
Miscellaneous income (expense)..................................         (9)        (7)      (1)        20          1        2
                                                                  ---------  ---------   ------     ------    -------  -------
Income (loss) before income taxes...............................        559        663      358       (176)       173     (108)
Income tax expense (benefit)....................................        240        314      173        (57)        84      (44)
                                                                  ---------  ---------   ------     ------    -------  -------
    Net income (loss)...........................................  $     319  $     349   $  185     $ (119)   $    89  $   (64)
                                                                  =========  =========   ======     ======    =======  =======


     The accompanying Notes are an integral part of the Combined Financial
                                  Statements.

           VODAFONE AIRTOUCH PLC--U.S. CELLULAR AND PAGING OPERATIONS

             COMBINED STATEMENTS OF CHANGES IN STAKEHOLDER'S EQUITY
                             (Dollars in millions)

                                                           Retained
                                                           Earnings
                                                         (Accumulated
                                         Paid-in-Capital   Deficit)    Total
                                         --------------- ------------ -------
January 1, 1997.........................     $ 3,728        $   5     $ 3,733
Contribution to paid-in capital.........         242          --          242
Tax benefits--employee compensation.....           3          --            3
Dividends...............................         --          (392)       (392)
Net income..............................         --           319         319
                                             -------        -----     -------
December 31, 1997.......................       3,973          (68)      3,905
Contribution to paid-in capital.........       6,255          --        6,255
Tax benefits--employee compensation.....          22          --           22
Dividends...............................         --          (327)       (327)
Net income..............................         --           349         349
                                             -------        -----     -------
December 31, 1998 balances..............      10,250          (46)     10,204
Tax benefits--employee compensation.....           6          --            6
Other...................................           3          --            3
Net income..............................         --           185         185
                                             -------        -----     -------
------------------------------------------------------------------------------
June 30, 1999 balances..................      10,259          139      10,398
Purchase accounting adjustments.........      20,998         (139)     20,859
Tax benefits--employee compensation.....         316          --          316
Other...................................           2          --            2
Net loss................................         --          (119)       (119)
                                             -------        -----     -------
December 31, 1999 balances..............      31,575         (119)     31,456
Contribution to paid-in capital
 (unaudited)............................          10          --           10
Tax benefits--employee compensation
 (unaudited)............................          33          --           33
Dividends (unaudited)...................      (2,181)         --       (2,181)
Net loss (unaudited)....................         --           (64)        (64)
                                             -------        -----     -------
March 31, 2000, balances (unaudited)....     $29,437        $(183)    $29,254
                                             =======        =====     =======

     The accompanying Notes are an integral part of the Combined Financial
                                  Statements.

           VODAFONE AIRTOUCH PLC--U.S. CELLULAR AND PAGING OPERATIONS

                       COMBINED STATEMENTS OF CASH FLOWS
                             (Dollars in millions)


                                                                                   For the
                                                                                  6 Months           For the
                                                            For the Year            Ended           3 Months
                                                                Ended       ---------------------     Ended
                                                            December 31,    June 30, December 31,   March 31,
                                                            --------------  -------- ------------ --------------
                                                            1997    1998      1999       1999     1999    2000
                                                            -----  -------  -------- ------------ -----  -------
                                                                                                   (Unaudited)
Cash flows from operating activities:
 Net income (loss)......................................... $ 319  $   349   $ 185      $(119)    $  89  $   (64)
 Adjustments to reconcile net income (loss) for items
  currently not affecting operating cash flows:
  Depreciation and amortization expenses...................   455      828     491        943       242      500
  Equity in net (income) loss of unconsolidated wireless
  systems..................................................    (1)      41      (8)        80        (1)      39
  Distributions received from equity investees.............   105      133      60         83        19       18
  Minority interests in net income of consolidated wireless
  systems..................................................    70       81      39         40        19       27
  Deferred income tax expense (benefit)....................   31       15      (5)      (155)       (3)    (318)
  Changes in assets and liabilities:
    Accounts receivable, net...............................   (69)     (37)    (20)       (22)       34       84
    Other current assets and receivables...................  (149)    (146)    (44)       (36)      (15)      32
    Deferred charges and other noncurrent assets...........    24      (44)      1         (1)        2       70
    Accounts payable and other current liabilities.........   165      128     (23)        50      (123)     --
    Deferred credits and other non-current liabilities.....   (26)     (36)      8         (1)        9       22
                                                            -----  -------   -----      -----     -----  -------
    Cash flows provided by operating activities............   924    1,312     684        862       272      410
                                                            -----  -------   -----      -----     -----  -------
Cash flows from investing activities:
 Investments in unconsolidated wireless systems............  (232)    (502)   (217)       (24)     (140)    (104)
 Additions to property, plant and equipment................  (511)    (752)   (426)      (487)     (187)    (334)
 Proceeds from sale of wireless systems....................   --       --       40        --         40       11
 Proceeds from sublease of communications towers...........   --       --      --         --        --       449
 Proceeds from sale of property, plant and equipment.......    15       19       5        --          5      --
 Cost of acquiring telecommunications interests............   --       --      --         --        --    (1,703)
 Investments...............................................   --       --      --         --        --        14
 Other investing activities................................     5        2      10        (17)        8       (2)
                                                            -----  -------   -----      -----     -----  -------
    Cash flows used in investing activities................  (723)  (1,233)   (588)      (528)     (274)  (1,669)
                                                            -----  -------   -----      -----     -----  -------
Cash flows from financing activities:
 Distributions to minority interests of consolidated
  wireless systems, net....................................   (66)     (62)    (23)       (35)      (13)     (29)
 Increase (decrease) in amounts due to related parties.....   213      114     (67)      (300)       19    1,302
 Dividends paid............................................  (392)    (327)    --         --        --       (42)
 Contributions to paid-in capital..........................   242      201     --         --        --        10
 Retirement of long-term debt..............................  (179)      (1)    --         --        --       --
 Other financing activities................................   (19)      (4)     (6)         1        (4)      18
                                                            -----  -------   -----      -----     -----  -------
    Cash flows provided by (used in) financing activities..  (201)     (79)    (96)      (334)        2    1,259
                                                            -----  -------   -----      -----     -----  -------
Net change in cash and cash equivalents....................   --       --      --         --        --       --
Beginning cash and cash equivalents........................   --       --      --         --        --       --
                                                            -----  -------   -----      -----     -----  -------
 Ending cash and cash equivalents.......................... $ --   $   --    $ --       $ --      $ --   $   --
                                                            =====  =======   =====      =====     =====  =======
Supplemental information
 Income taxes paid......................................... $ 221  $   295   $  17      $   7     $   8  $     5
                                                            =====  =======   =====      =====     =====  =======
Noncash investing activities:
 Exchange of property, plant and equipment................. $ --   $   --    $ --       $  67     $ --   $   --
                                                            =====  =======   =====      =====     =====  =======
 Investment by stakeholder, primarily for MediaOne Group
  Merger................................................... $ --   $ 6,054   $ --       $ --      $ --   $   --
                                                            =====  =======   =====      =====     =====  =======
Noncash financing activities:
 Dividends accrued......................................... $ --   $   --    $ --       $ --      $ --   $ 2,139
                                                            =====  =======   =====      =====     =====  =======


     The accompanying Notes are an integral part of the Combined Financial
                                  Statements.

           VODAFONE AIRTOUCH PLC--U.S. CELLULAR AND PAGING OPERATIONS

                     NOTES TO COMBINED FINANCIAL STATEMENTS

A. Summary of Significant Accounting Policies

 Basis of Presentation

  Vodafone AirTouch Plc--U.S. Cellular and Paging Operations are comprised of AirTouch Cellular and AirTouch Paging business units (collectively referred to herein as the "Companies"). AirTouch Cellular ("Cellular"), along with its subsidiaries, unconsolidated partnerships and corporations, and AirTouch Paging, along with its wholly owned subsidiaries, provide wireless telecommunications services in the United States. The majority of revenues are provided by the U.S. cellular operations.

  The Combined Financial Statements include the accounts of the Companies, their subsidiaries and partnerships in which the Companies have direct controlling interests. AirTouch Communications, Inc. ("AirTouch"), a subsidiary of Vodafone AirTouch Plc ("Vodafone"), is the sole stakeholder of the U.S. Cellular and Paging operations. These operations are organized under a variety of legal forms, primarily a combination of partnerships and incorporated entities. All significant intercompany balances and transactions have been eliminated.


  The Combined Financial Statements include allocations of certain AirTouch corporate expenses, including legal, treasury and infrastructure costs. The expense allocations have been determined on bases that AirTouch or Vodafone considered to be a reasonable reflection of the utilization of services provided or the benefit received by the Companies. However, the financial information included herein may not reflect the combined financial position, operating results, changes in stakeholder's equity and cash flows of the Companies in the future or what they would have been had the Companies been a separate, stand-alone entity during the periods presented.

  In June 1999, the U.S. and international operations of AirTouch were acquired by Vodafone. As a result, all net assets acquired were adjusted to their fair values in accordance with APB Opinion No. 16, "Business Combinations." Effective July 1, 1999, the Companies' combined balance sheets reflect this new basis for all assets and liabilities. See Note F, "Partnerships and Acquisitions--Vodafone AirTouch Merger," for further information.

  In April 1998, AirTouch completed its acquisition of the U.S. cellular properties of MediaOne Group, Inc. (formerly US WEST Media Group). Accordingly, AirTouch began consolidating the results of operations of the U.S. cellular properties acquired. See Note F, "Partnerships and Acquisitions--MediaOne Group Merger," for further information. AirTouch also acquired the 25% interest in PrimeCo Personal Communications, Inc. ("PrimeCo") of MediaOne Group, Inc., bringing its interest in PrimeCo to 50%.

  The Combined Financial Statements have been prepared in accordance with generally accepted accounting principles ("GAAP") applicable in the United States. Certain amounts have been reclassified to conform to Vodafone's accounting policies. Conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

 Interim Financial Statements

  The combined interim financial statements as of March 31, 2000 and for the three months ended March 31, 1999 and 2000 are unaudited. In the opinion of management, all adjustments consisting

           VODAFONE AIRTOUCH PLC--U.S. CELLULAR AND PAGING OPERATIONS only of normal recurring adjustments, necessary for the fair presentation of the financial position, results of operations, and cash flows have been included in such unaudited interim combined financial statements. The results of operations and cash flows for the interim periods are not necessarily indicative of the results and cash flows to be expected for the entire year.

 Revenue Recognition

  Operating revenues primarily consist of charges to customers for monthly access charges, cellular airtime usage, long distance, roamer charges, and rental income from pagers. Revenues are recognized as services are provided. Also included in operating revenues are equipment sales which are recognized upon delivery of equipment to customers. Unbilled revenues resulting from wireless services provided from the billing cycle date to the end of each period are estimated and recorded as receivables. Unearned monthly access charges relating to periods after each accounting period-end are deferred.


 Income Taxes

  The Companies join in filing consolidated federal income tax returns with AirTouch for all taxable periods in which a consolidated return is permitted or required. Under the joint consolidated income tax agreement, the Companies compute their current and deferred income tax liabilities on a separate return basis.

  Deferred income taxes are recorded based on the enacted tax law and rates for the periods in which the taxes are expected to be paid. Deferred income taxes are provided for items when there is a temporary difference in recording such items for financial reporting and income tax reporting.

 Cash Equivalents

  Cash equivalents are short-term, highly liquid, held-to-maturity investments with original maturities of 90 days or less from the date of purchase. AirTouch manages cash and cash equivalents on a centralized basis. Cash receipts associated with the Companies' business are transferred to AirTouch on a daily basis and AirTouch funds the Companies' disbursements, equipment purchases and certain capital requirements.

 Inventories

  Inventories are stated at the lower of cost or market. Cost is determined using either the first-in, first-out or average method. Market is determined using replacement cost in accordance with industry standards.

 Property, Plant, and Equipment

  Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease. Land is not depreciated. Gains and losses on disposals are included in income at amounts equal to the difference between the net book value of the disposed assets and the proceeds received upon disposal. Expenditures for replacements and betterments are capitalized, while expenditures for maintenance and repairs are charged against earnings as incurred. Assets under construction are not depreciated until placed in service. Interest cost incurred during the construction period is capitalized, as discussed below in "Capitalized Interest."

           VODAFONE AIRTOUCH PLC--U.S. CELLULAR AND PAGING OPERATIONS

 Intangible Assets

  Goodwill. The excess of the purchase price paid over the fair value of net assets acquired in business combinations is recorded as goodwill and is amortized over its expected useful period, generally 40 years, using the straight-line method.

  FCC licenses. The Federal Communications Commission ("FCC") issues cellular licenses that enable U.S. cellular carriers to provide service in specific Cellular Geographic Service Areas. A cellular license is issued conditionally for ten years. Historically, the FCC has routinely granted license renewals to licensees that have complied with applicable rules, policies and the Communications Act of 1934, as amended. Cellular believes it has complied and intends to continue to comply with these standards.


  The Companies amortize FCC licenses for U.S. cellular and paging operations and those acquired through business combinations using the straight-line method over 40 years.

  Other Intangible Assets. Other intangible assets primarily include subscriber lists agreements and favorable lease agreements. These intangible assets are amortized on a straight-line basis over their economic useful lives, which range from two to 30 years.


 Valuation of Long-Lived Assets

  The Companies evaluate the carrying value of long-lived assets and certain identifiable intangibles for impairment when events and circumstances, such as a significant adverse event or change in the environment in which the business operates, indicate that the book value of an asset may not be recoverable. An impairment loss is recognized whenever the review demonstrates that the book value of a long-lived asset is not recoverable based on the fair value of such long-lived asset.

 Investments in Unconsolidated Wireless Systems

  Cellular uses the equity method of accounting for investments in all markets in which it has significant influence but does not have a direct controlling interest. Cellular uses the cost method of accounting for limited partnership interests and other unconsolidated wireless system investments in which it has a minor interest (less than 3%) and does not exercise significant influence.

 Capitalized Interest

  The Companies capitalize interest related to the construction of significant additions to property, plant and equipment. The Companies amortize these costs over the related assets' estimated useful lives. Interest capitalized during the periods presented was not material.

 Advertising Expense

  The Companies expense advertising costs as incurred. Advertising expense was $143 million, $228 million, $98 million and $108 million for the years ended December 31, 1997 and 1998, the six months ended June 30, 1999 and December 31, 1999, respectively.

B. Accounting Changes

  In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides additional

           VODAFONE AIRTOUCH PLC--U.S. CELLULAR AND PAGING OPERATIONS guidance on revenue recognition as well as criteria for when revenue is generally realized and earned. The Companies believe the adoption of SAB No. 101 will not have a material impact on the Companies' financial position or results of operations.

  In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires the recognition of all derivatives as either assets or liabilities and the measurement of those instruments at fair value. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," which defers the effective date of SFAS No. 133 to January 1, 2001. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of FASB Statement No. 133", which amends certain aspects of SFAS No. 133. The implementation of SFAS No. 133 will have no impact on the Companies' financial position or results of operations.

  In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 requires certain disclosures by employers that sponsor defined benefit pension plans and defined benefit postretirement plans. The implementation of SFAS No. 132 did not have an impact on the Companies' financial position or results of operations. See Note J, "Employee Benefits" for further information.

  Effective for the first quarter of 1998, the Companies implemented the provisions of SFAS No. 130 "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in a full set of financial statements. The implementation of SFAS No. 130 did not have an impact on the Companies' financial position or results of operations. Comprehensive income for the Companies consists of net income
(loss) only.


C. Property, Plant and Equipment


  Property, plant and equipment consisted of:



                                                             December 31,
                                            Depreciable  ---------------------
                                           Lives (Years)    1998       1999
                                           ------------- ---------- ----------
                                                         (Dollars in millions)

   Land...................................      --       $       34 $       64
   Buildings and leasehold improvements...     5-50             408        568
   Cellular plant and equipment...........     5-15           4,207      2,470
   Pagers, paging terminals and other
    paging equipment......................     3-15             308        155
   Other equipment and furniture..........     2-10             530        548
   Construction in progress...............      --              331        551
                                                         ---------- ----------
                                                              5,818      4,356
   Less: accumulated depreciation.........                    2,532        298
                                                         ---------- ----------
     Property, plant and equipment, net...               $    3,286 $    4,058
                                                         ========== ==========

           VODAFONE AIRTOUCH PLC--U.S. CELLULAR AND PAGING OPERATIONS

  Depreciation expense for the six months ended December 31, 1999 was $298 million based on new asset bases arising from the Merger, as discussed in Note F, "Partnerships and Acquisitions--Vodafone AirTouch Merger." Depreciation expense for the years ended December 31, 1997 and 1998 and the six months ended June 30, 1999 was $344 million, $542 million and $319 million, respectively.

 Sources of Supplies

  The Companies attempt to maintain multiple vendors for required network supplies, which are important to their operations. Currently, such supplies are acquired from only a few sources. If the suppliers are unable to meet the Companies' network equipment needs, the Companies could experience delays and increased costs or losses of potential customers, thereby adversely affecting operating results and cash flows.

 Sublease of Communications Towers

  In August 1999, AirTouch signed a definitive agreement with American Tower Corporation ("ATC") for the sublease of all unused space on approximately 2,100 of Cellular's communications towers, in exchange for $382,000 per tower plus a five-year warrant to purchase 3 million ATC shares at $22 per share. The transaction is being closed in phases starting in the first quarter of 2000 after obtaining the necessary consents. During the first quarter of 2000, AirTouch received approximately $449 million for closing 1,180 towers, pursuant to its agreement with ATC. The $449 million and the fair value of the warrants has been recorded as deferred revenue and is being amortized over the term of the lease. In addition, ATC will manage, maintain and remarket the tower space not being used by Cellular. In February 2000, AirTouch also signed a definitive agreement with Spectrasite Holdings, Inc. ("Spectrasite") for the sublease of unused space on approximately 430 of Cellular's communications towers in exchange for $155 million. This transaction is expected to close in stages over the next six to nine months. AirTouch also entered into exclusive three-year build-to-suit agreements with ATC and Spectrasite to produce new communications towers in strategic locations.

D. Financial Instruments

 Concentrations of Credit Risk

  Financial instruments that potentially subject the Companies to concentrations of credit risk are trade receivables. Due to the large volume and diversity of the Companies' customer base, concentrations of credit risks with respect to trade receivables are limited.

 Fair Values

  The Companies' financial instruments recorded on the balance sheet primarily include accounts and notes receivable and accounts payable. Due to the short maturity of these instruments, carrying amounts approximate fair values. All other financial instruments are insignificant.

           VODAFONE AIRTOUCH PLC--U.S. CELLULAR AND PAGING OPERATIONS

E. Investments in Unconsolidated Wireless Systems

  Cellular's investments in unconsolidated wireless systems primarily include equity-method investments of $1,812 million and $6,753 million at December 31, 1998 and 1999.

                                                                     Percentage
                                                                         of
                                                                      Ownership
                                                                      December
                                                                         31,
                                                                     -----------
                                                                     1998  1999
                                                                     ----- -----
   Equity Investments
     CMT Partners................................................... 50.0% 50.0%
     Nevada RSA2 Ltd. Partnership................................... 50.0% 50.0%
     PrimeCo Personal Communications, L.P........................... 50.0% 50.0%
     TOMCOM, L.P.................................................... 50.0% 50.0%
     Centel Cellular Company of Nevada Limited Partnership.......... 27.8% 27.8%

  Condensed combined financial information for unconsolidated wireless systems accounted for under the equity method.

                                                                 December 31,
                                                                 --------------
                                                                  1998    1999
                                                                 ------  ------
                                                                  (Dollars in
                                                                   millions)

   Current assets............................................... $  294  $  313
   Noncurrent assets............................................  3,368   3,268
   Current liabilities..........................................   (496)   (636)
   Noncurrent liabilities and minority interest.................   (418)   (268)
                                                                 ------  ------
   Total partners' and stockholders' capital....................  2,748   2,677
   Other partners' and stockholders' share of capital...........  1,449   1,415
                                                                 ------  ------
   Cellular's share of capital..................................  1,299   1,262
   Goodwill and other intangible items..........................    513   5,491
                                                                 ------  ------
   Equity investments in unconsolidated wireless systems........ $1,812  $6,753
                                                                 ======  ======


                                         For the Year      For the 6 Months
                                             Ended               Ended
                                          December 31    ---------------------
                                         --------------  June 30, December 31,
                                         1997   1998(a)    1999       1999
                                         -----  -------  -------- ------------
                                                (Dollars in millions)

Operating revenues...................... $ 899  $1,211     $791       $815
                                         -----  ------     ----       ----
Operating income (loss)................. $(232) $ (125)    $ (4)      $ 20
                                         -----  ------     ----       ----
Net income (loss)....................... $(238) $ (130)    $ 28       $ 20
Other partners' and stockholders' share
 of net income (loss)...................  (243)    (99)      13         10
                                         -----  ------     ----       ----
Cellular's share of net income (loss)...     5     (31)      15         10
Amortization of intangibles and other
 adjustments............................    (4)    (10)      (7)       (90)
                                         -----  ------     ----       ----
Equity in net income (loss) of
 unconsolidated wireless systems........ $   1  $  (41)    $  8       $(80)
                                         =====  ======     ====       ====

--------
(a) The results reflect a 50% interest in PrimeCo beginning in April 1998, due to the MediaOne Group acquisition, and a 25% interest for results prior to this date.

           VODAFONE AIRTOUCH PLC--U.S. CELLULAR AND PAGING OPERATIONS

F. Partnerships and Acquisitions

 MediaOne Group Merger

  In April 1998, Cellular completed the acquisition of the U.S. cellular business and the 25% PrimeCo interest of MediaOne Group, Inc. AirTouch issued approximately 59.4 million shares of common stock having a fair market value of $2.9 billion on the date of issuance, approximately $1.6 billion of dividend-bearing preferred stock with a 5.143% coupon, assumed approximately $1.4 billion of debt associated with the acquired businesses, and granted MediaOne Group, Inc. registration rights with respect to the common stock and preferred stock issued. No cash was acquired or paid in this transaction. In September 1998, MediaOne Group, Inc. returned approximately 0.1 million shares of common stock to AirTouch as a purchase price adjustment.

  The MediaOne Group merger was accounted for using the purchase method of accounting. There were approximately $2.5 billion of identifiable intangible assets, which primarily included FCC licenses of approximately $2.0 billion and customer lists of approximately $0.4 billion. A deferred income tax liability of approximately $1.0 billion was also recorded. The excess of the aggregate purchase price over the final appraised fair value of the net assets acquired, plus the deferred income tax liability, resulted in total goodwill of approximately $2.5 billion. The identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives. Goodwill is amortized over 40 years. The U.S. cellular business and the 25% PrimeCo interest of MediaOne Group, Inc. were contributed by AirTouch to Cellular.

  The following unaudited pro forma summary presents the Companies' combined results of operations as if the MediaOne Group merger occurred as of the beginning of each period, after giving effect to certain adjustments including amortization of goodwill and identifiable intangible assets, additional equity losses of PrimeCo and related income tax effects.

                                                                   For the Year
                                                                       Ended
                                                                   December 31,
                                                                   -------------
                                                                    1997   1998
                                                                   ------ ------
                                                                    (Dollars in
                                                                     millions)

   Operating revenues............................................. $4,447 $4,793
   Net income.....................................................    326    345

 Vodafone AirTouch Merger

  On June 30, 1999 (the "Closing Date"), AirTouch completed its merger with Vodafone and became a wholly owned subsidiary of Vodafone (the "Merger"). Under the terms of the Merger, owners of AirTouch common stock received five Vodafone ordinary shares in the form of 0.5 of a Vodafone American Depositary Share and $9 in cash, without interest, for each share of AirTouch common stock held at closing. As a result of the Merger, Vodafone was renamed "Vodafone AirTouch Plc."

  In accordance with SEC Staff Accounting Bulletin No. 73, "Push Down Basis of Accounting Required in Certain Limited Circumstances," (SAB No. 73), the Combined Balance Sheet at December 31, 1999 reflects the new basis of accounting arising from the Merger. Under the purchase method of accounting, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values on the Closing Date. The purchase price allocated to the Companies at the Closing Date was $43.3 billion. The purchase price allocation is set out in the table below.

           VODAFONE AIRTOUCH PLC--U.S. CELLULAR AND PAGING OPERATIONS

                                                           Estimated Fair Values
                                                               June 30, 1999
                                                           ---------------------
                                                           (Dollars in millions)

   Net assets acquired....................................        $ 3,131
   Identifiable intangible assets:
     Licenses.............................................         23,073
     Customer lists.......................................          2,819
     Goodwill.............................................         14,231
                                                                  -------
       Total allocated purchase price.....................        $43,254
                                                                  =======

  Certain amounts of identifiable intangible assets, their related deferred tax liabilities and goodwill have been allocated to equity investments. These amounts are reflected in the balance sheet within "Investments in unconsolidated wireless systems."

 CommNet Cellular Inc. ("CommNet")

  In July 1999, Vodafone announced it had entered into an agreement to acquire the entire issued share capital of CommNet for a total consideration of approximately $1,364 million, being $764 million in cash and assumed debt of approximately $600 million. On September 30, 1999, CommNet's total assets were approximately $487 million and total liabilities were approximately $791 million. For the year ended September 30, 1999, CommNet had revenues of approximately $211 million and operating income of approximately $66 million. The transaction, which is not significant in respect to Cellular's operations, closed in January 2000. Cellular accounted for this transaction under the purchase method of accounting. Total intangible assets of approximately $1,427 million, which include primarily customer lists, FCC licenses and goodwill, are being amortized over their estimated useful lives ranging from 4.5 to 40 years. Goodwill includes an amount of $158 million, resulting from the recognition of deferred tax liability.

 Wireless Alliance with Bell Atlantic

  On April 3, 2000, Vodafone and Bell Atlantic Corp. combined their U.S. Cellular, PCS, and paging businesses. This venture, Verizon Wireless, offers nationwide wireless services. As of April 3, 2000, Vodafone has an interest of approximately 65% in Verizon Wireless, but voting control rests with Bell Atlantic Corp. Pursuant to an agreement dated September 21, 1999, GTE's U.S. wireless operations will be contributed to the venture when its merger with Bell Atlantic Corp. is completed. This merger with GTE will close July of 2000. After the GTE wireless operations have been contributed, Vodafone's interest in the joint venture will be 45%.

G. Intangible Assets

  Intangible assets consisted of:


                                                             For the Year Ended
                                                                December 31,
                                                             ------------------
                                                               1998     1999
                                                             ------------------
                                                                (Dollars in
                                                                 millions)

   Goodwill................................................. $  4,510 $  12,234
   FCC licenses.............................................    3,798    19,462
   Other....................................................      625     2,507
                                                             -------- ---------
                                                                8,933    34,203
   Less: accumulated amortization...........................      612       645
                                                             -------- ---------
     Total intangible assets, net........................... $  8,321 $  33,558
                                                             ======== =========

           VODAFONE AIRTOUCH PLC--U.S. CELLULAR AND PAGING OPERATIONS

  Amortization expense for the six months ended December 31, 1999 was $645 million based on the new asset bases arising from the Merger, as discussed in Note F, "Partnerships and Acquisitions--Vodafone AirTouch Merger." Amortization expense for the years ended December 31, 1997 and 1998 and for the six months ended June 30, 1999 was $111 million, $286 million and $172 million, respectively.

H. Related Party Transactions

  The Companies provided wireless services to its parent and other affiliates. The amount of revenues recorded for such services is not material.

  AirTouch provides the Companies with certain administrative services including corporate, legal, treasury and other infrastructure costs. Service costs specifically attributable to the Companies are directly charged to the Companies. Other service costs and corporate charges are allocated to the Companies using bases that AirTouch or Vodafone management considered to be a reasonable reflection of the utilization of services provided. The Companies recorded general and administrative expenses for services provided by affiliates in the amount of $32 million, $28 million, $20 million and $26 million for the years ended December 31, 1997 and 1998 and for the six months ended June 30, 1999, and December 31, 1999, respectively. Effective July 1, 1999 such services were provided by Vodafone.

  AirTouch manages a centralized cash account for its subsidiary companies. AirTouch pays or charges interest to the individual entities that comprise the Companies based on AirTouch's average borrowing rate, on amounts due from or to AirTouch. Interest expense totaled $54 million, $67 million, $30 million and $15 million for the years ended December 31, 1997 and 1998 and for the six months ended June 30, 1999, and December 31, 1999, respectively. Interest income was $16 million, $21 million, $5 million and $3 million for the years ended December 31, 1997 and 1998 and for the six months ended June 30, 1999 and December 31, 1999, respectively.

  Balance due to affiliates was $1,033 million and $475 million at December 31, 1998 and 1999, respectively and is recorded in amounts due to related parties in the accompanying balance sheet.

I. Income Taxes

  The Companies are included in the consolidated tax return of AirTouch. See Note A, "Summary of Significant Accounting Policies." The components of income tax (benefit) expense were:

                                                For the
                                                 Year
                                                 Ended
                                               December      For the 6 Months
                                                  31,              Ended
                                               ----------  ---------------------
                                                           June 30, December 31,
                                               1997  1998    1999       1999
                                               ----  ----  -------- ------------
                                                    (Dollars in millions)
   Current
     Federal.................................. $148  $227    $138      $  77
     State and other taxes....................   61    72      40         21
                                               ----  ----    ----      -----
       Total current..........................  209   299     178         98
                                               ----  ----    ----      -----
   Deferred:
     Federal..................................   42    (6)      4       (114)
     State and other taxes....................  (11)   21      (9)       (41)
                                               ----  ----    ----      -----
       Total deferred.........................   31    15      (5)      (155)
                                               ----  ----    ----      -----
       Total income taxes..................... $240  $314    $173      $ (57)
                                               ====  ====    ====      =====

           VODAFONE AIRTOUCH PLC--U.S. CELLULAR AND PAGING OPERATIONS

  Significant components of the combined deferred tax liabilities and assets were:


                                                               For the Year
                                                              Ended December
                                                                   31,
                                                              ---------------
                                                               1998    1999
                                                              ------  -------
                                                               (Dollars in
                                                                millions)
   Deferred tax liabilities:
     Amortization............................................ $1,490  $ 9,935
     Depreciation............................................    275      507
     Investments in U.S. partnerships........................     74    1,814
                                                              ------  -------
       Total.................................................  1,839   12,256
   Deferred tax assets:
     Net operating loss carryforward.........................    --        64
     Accruals deductible when paid...........................     30       42
     Accounts receivable.....................................     18        9
     Other...................................................      8       12
                                                              ------  -------
       Total.................................................     56      127
   Less: valuation allowance.................................    --       --
                                                              ------  -------
       Total net.............................................     56      127
                                                              ------  -------
       Total deferred taxes.................................. $1,783  $12,129
                                                              ======  =======
   Current................................................... $  (26) $   (97)
   Noncurrent................................................  1,809   12,226
                                                              ------  -------
       Net deferred tax liabilities recorded in Combined
        Balance Sheets....................................... $1,783  $12,129
                                                              ======  =======


  The Companies believe it is more likely than not that they will generate future taxable income sufficient to fully realize future benefits from the net deferred tax assets of $127 million. The Companies generated a net operating loss ("NOL") of $182 million during the 12-month period ended December 31, 1999. The NOL carryforward period expires in 2019.

  The differences each period between the statutory federal income tax rate and the effective income tax rate were:

                                              For the
                                               Year
                                               Ended
                                             December           For the 6
                                                31,           Months Ended
                                             -----------  ---------------------
                                                          June 30, December 31,
                                             1997   1998    1999       1999
                                             ----   ----  -------- ------------
   Statutory federal income tax rate.......  35.0%  35.0%   35.0%     (35.0%)
   Increase (decrease) in taxes resulting
    from
     State income taxes, net of federal tax
      benefit..............................   5.6%   5.3%    5.8%      (7.7%)
     Nondeductible amortization............   2.7%   5.8%    7.2%      11.7%
     Other.................................  (0.4%)  1.2%    0.3%      (1.4%)
                                             ----   ----    ----      -----
   Effective income tax rate...............  42.9%  47.3%   48.3%     (32.4%)
                                             ====   ====    ====      =====

           VODAFONE AIRTOUCH PLC--U.S. CELLULAR AND PAGING OPERATIONS

J. Employee Benefits

 Defined Contribution Plan

  AirTouch sponsors a defined contribution plan (the "Retirement Plan"), which covers substantially all full-time employees. The Companies base their contributions to the Retirement Plan on a percentage of pay and on matching a portion of employee contributions. The related expense was $25 million, $33 million, $27 million and $27 million for the years ended December 31, 1997 and 1998, and for the six months ended June 30, 1999 and December 31, 1999, respectively.

 Defined Benefit Pension Plan and Other Post Retirement Benefits

  AirTouch maintains a defined benefit plan (the "Pension Plan"). Individuals of the Companies who were employees at December 31, 1986, and transferees from Pacific Telesis Group, receive pension, death and survivor benefits based on a percentage of their final five-year average pay and years of service. In 1986, AirTouch discontinued the accrual of service credit for the Pension Plan's participants. Thus, pension benefits only increase as a participant's compensation increases. The Pension Plan's assets are primarily composed of mutual and index funds.


  AirTouch provides medical and dental benefits for eligible retired employees of the Companies and their eligible dependents and also provide life insurance benefits to eligible retired employees (the "Postretirement Plan"), AirTouch retains the right, subject to existing agreements and applicable legal requirements, to amend or eliminate these post retirement benefits.

  The Companies' combined financial statements include pension and post retirement benefit charges based on allocations from AirTouch. The allocations are primarily based on actuarial determinations. The charges include current and prior service obligations. The Companies believe that the allocation method is reasonable.

  The expense allocated to the Companies in relation to the Pension Plans and the Postretirement Plan was not material for the years ended December 31, 1997 and 1998 and for the six months ended June 30, 1999 and December 31, 1999.

K. Commitments and Contingencies

 Contingencies

  The Companies are parties to various legal proceedings in the ordinary course of business. The Companies believe that the ultimate outcome of these matters will not have a material adverse impact on its financial position, results of operations or cash flows.

 Lease Commitments

  The Companies lease various facilities and equipment under non-cancelable lease arrangements. Most leases contain renewal options for varying periods. Related rent expense was $70 million, $91 million, $52 million, and $53 million for the years ended December 31, 1997 and 1998 and for the six months ended June 30, 1999 and December 31, 1999, respectively.

           VODAFONE AIRTOUCH PLC--U.S. CELLULAR AND PAGING OPERATIONS

  At December 31, 1999, future minimum lease payments under noncancellable operating leases with an initial term of one year or more were:

                                                           (Dollars in millions)
   2000...................................................         $ 95
   2001...................................................           80
   2002...................................................           70
   2003...................................................           62
   2004...................................................           59
   Thereafter.............................................          209
                                                                   ----
     Total minimum lease payments.........................         $575
                                                                   ====

 Other Commitments

  At December 31, 1999, the Companies were committed to spend $469 million for the acquisition of property, plant and equipment and the purchase of cellular equipment and other items.

L. Other Current Liabilities

  Other current liabilities consisted of:

                                                              December 31,
                                                          ---------------------
                                                             1998       1999
                                                          ---------- ----------
                                                          (Dollars in millions)
   Accrued liabilities................................... $      199 $      259
   Advanced billing and customer deposits................        111        160
   Accrued income taxes..................................         51        --
   Sales and property taxes payable......................         70         71
   Accrued compensation and benefits.....................         91         79
   Other.................................................         42         19
                                                          ---------- ----------
     Total other current liabilities..................... $      564 $      588
                                                          ========== ==========

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of PrimeCo Personal Communications, L.P.:

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, partners' capital and of cash flows present fairly, in all material respects, the financial position of PrimeCo Personal Communications, L.P. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
Dallas, Texas
February 14, 2000

                     PRIMECO PERSONAL COMMUNICATIONS, L.P.

                          CONSOLIDATED BALANCE SHEETS
                             (Dollars in millions)


                                                    December 31,  At March 31,
                                                    ------------- ------------
                                                     1998   1999      2000
                                                    ------ ------ ------------
                                                                  (unaudited)
Assets
Current assets
  Cash and cash equivalents........................ $   10 $   25    $   24
  Accounts receivable, trade, net of allowance for
   doubtful accounts of $10, $23 and $23
   (unaudited), respectively.......................     52     74        83
  Accounts receivable, other.......................     49     32        42
  Inventory........................................     61     67        47
  Prepaid expenses.................................     14     10         9
  Other............................................    --       1         1
                                                    ------ ------    ------
    Total current assets...........................    186    209       206
PCS Licenses, net of accumulated amortization of
 $60, $85, and $92 (unaudited), respectively.......  1,041    994       987
Microwave relocation, net of accumulated
 amortization of $10, $14 and $16 (unaudited),
 respectively......................................    175    164       163
Property, plant and equipment, net.................  1,388  1,491     1,597
Construction in progress...........................    110    159        83
Other..............................................      8      5         5
                                                    ------ ------    ------
    Total assets................................... $2,908 $3,022    $3,041
                                                    ====== ======    ======
Liabilities and Partners' Capital
Current liabilities
  Current installments of capital leases........... $   37 $   39    $   40
  Accounts payable and accrued expenses............    260    434       325
  Note payable to vendor...........................    189    --        --
  Microwave relocation obligations.................      9     10        10
  Due to affiliates................................      3    --        --
  Accrued compensation.............................     23     17        17
  Taxes, other than income.........................     25     35        34
                                                    ------ ------    ------
    Total current liabilities......................    546    535       426
Capital lease obligations, noncurrent..............    242    221       215
Microwave relocation obligations, noncurrent.......      4      1       --
Minority interest in consolidated partnerships.....    109    126       131
Other noncurrent liabilities.......................     33     37        29
Commitments and contingencies (Notes 4, 5 and 8)
Partners' capital..................................  1,974  2,102     2,240
                                                    ------ ------    ------
    Total liabilities and partners' capital........ $2,908 $3,022    $3,041
                                                    ====== ======    ======


  The accompanying notes are an integral part of these consolidated financial statements.

                     PRIMECO PERSONAL COMMUNICATIONS, L.P.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             (Dollars in millions)

                                                               For the three
                                       For the Years Ended     months ended
                                           December 31,          March 31,
                                       ----------------------  --------------
                                        1997    1998    1999    1999    2000
                                       ------  ------  ------  ------  ------
                                                                (Unaudited)
Revenues and sales
  Service revenues.................... $  139  $  407  $  697  $  150  $  214
  Product sales.......................     68      95     129      36      30
  Other...............................      1       7      14       2       6
                                       ------  ------  ------  ------  ------
    Total revenues and sales..........    208     509     840     188     250
                                       ------  ------  ------  ------  ------
Costs and expenses
  Cost of service.....................     10      16      19       4       6
  Cost of products sold...............     70      98     125      35      30
  Operating expenses..................    469     606     747     196     207
  Depreciation and amortization.......    138     196     244      57      69
                                       ------  ------  ------  ------  ------
    Total costs and expenses..........    687     916   1,135     292     312
                                       ------  ------  ------  ------  ------
    Loss from operations..............   (479)   (407)   (295)   (104)    (62)
Interest expense, less capitalized
 interest of $0, $6, and $2
 respectively.........................    (19)    (19)    (15)     (4)     (4)
Interest income.......................      1       2       1     --        1
Other income (expense)................     (2)      1      (3)    --      --
Gain (loss) on disposal of assets.....    --      (17)     23      25     --
                                       ------  ------  ------  ------  ------
    Loss before minority interest in
     losses of consolidated
     partnerships.....................   (499)   (440)   (289)    (83)    (65)
Minority interest in losses of
 consolidated partnerships............     29      22      14       6       4
                                       ------  ------  ------  ------  ------
    Net loss.......................... $ (470) $ (418) $ (275) $  (77) $  (61)
                                       ======  ======  ======  ======  ======


  The accompanying notes are an integral part of these consolidated financial statements.

                     PRIMECO PERSONAL COMMUNICATIONS, L.P.

                  CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
                             (Dollars in millions)

                               PCSCO       PCS Nucleus,
                            Partnership        L.P.         Total
                          --------------- --------------- Partners'
                          General Limited General Limited  Capital
                          ------- ------- ------- ------- ---------

Balance, January 1,
 1997...................   $282    $422    $282    $422    $1,408
Partner contributions...    174     262     174     262       872
Partner distributions...     (4)     (7)     (4)     (6)      (21)
Net loss................    (94)   (141)    (94)   (141)     (470)
                           ----    ----    ----    ----    ------
Balance, December 31,
 1997...................    358     536     358     537     1,789
Partner contributions...    121     181     121     180       603
Net loss................    (84)   (125)    (84)   (125)     (418)
                           ----    ----    ----    ----    ------
Balance, December 31,
 1998...................    395     592     395     592     1,974
Partner contributions...     96     145      97     145       483
Partner distributions...    (16)    (24)    (16)    (24)      (80)
Net loss................    (55)    (82)    (56)    (82)     (275)
                           ----    ----    ----    ----    ------
Balance, December 31,
 1999...................    420     631     420     631     2,102
Partner contributions
 (Unaudited)............     40      59      40      60       199
Partner distributions
 (Unaudited)............    --      --      --      --        --
Net loss (Unaudited)....    (12)    (18)    (12)    (19)      (61)
                           ----    ----    ----    ----    ------
Balance, March 31, 2000
 (Unaudited)............   $448    $672    $448    $672    $2,240
                           ====    ====    ====    ====    ======


  The accompanying notes are an integral part of these consolidated financial statements.

                     PRIMECO PERSONAL COMMUNICATIONS, L.P.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in millions)


                                                                 For the three
                                         For the Years Ended     months ended
                                             December 31,          March 31,
                                         ----------------------  --------------
                                          1997    1998    1999    1999    2000
                                         ------  ------  ------  ------  ------
                                                                  (Unaudited)
Cash flows from operating activities
 Net loss............................... $ (470) $ (418) $ (275) $  (77) $  (61)
 Adjustments to reconcile net loss to
  net cash used in operating activities
  Depreciation and amortization.........    138     197     244      57      69
  Bad debt expense......................      7      14      24       8       7
  (Gain) loss on disposal of assets.....    --       17     (23)    (25)    --
  Loss on note receivable...............      2     --      --      --      --
  Minority interest in losses of
   consolidated partnership.............    (29)    (22)    (14)     (6)     (4)
  Changes in assets and liabilities
    Accounts receivable, trade..........    (30)    (38)    (48)    (23)    (16)
    Inventory...........................     29     (26)     (7)     12      20
    Prepaid assets......................     (2)     (6)      5       3       1
    Other assets........................      4     (32)     14      16     (10)
    Accounts payable and accrued
     expenses...........................     12      44      82       4     (22)
    Accrued compensation................      2       7      (5)     (5)     (1)
    Taxes, other than income............      8      10      11       2      (1)
    Other noncurrent liabilities........     10      11      11     --       (7)
                                         ------  ------  ------  ------  ------
     Net cash provided by (used in)
      operating activities..............   (319)   (242)     19     (34)    (25)
                                         ------  ------  ------  ------  ------
Cash flows from investing activities
 Payments for microwave relocation......    (69)    (22)     (4)     (2)    --
 Recoveries of microwave relocation
  costs.................................      4       4      10       4     --
 Proceeds from sale of property and
  equipment.............................    --      --        2     --      --
 Additions to property, plant and
  equipment.............................   (536)   (408)   (254)    (20)   (172)
 Proceeds from sale of MTA..............    --      --       84      84     --
                                         ------  ------  ------  ------  ------
     Net cash provided by (used in)
      investing activities..............   (601)   (426)   (162)     66    (172)
                                         ------  ------  ------  ------  ------
Cash flows from financing activities
 Partner contributions..................    873     602     483     278     199
 Partner distributions..................    (21)    --      (80)    (80)    --
 Advances from (repayments to) partners,
  net...................................     (5)      2      (3)    --      --
 Proceeds from minority interest
  owners................................     63      34      31      14      10
 Proceeds from capital leases...........     40     --        1     --      --
 Reductions of capital leases...........    (30)    (34)    (37)     (7)    (11)
 Payment of note payable to vendor......    --      --     (189)   (189)    --
 Increase (decrease) in overdraft
  payable to bank.......................     23      45     (48)    (52)     (2)
                                         ------  ------  ------  ------  ------
     Net cash provided by (used in)
      financing activities..............    943     649     158     (36)    196
                                         ------  ------  ------  ------  ------
Increase (decrease) in cash and cash
 equivalents............................     23     (19)     15      (4)     (1)
Cash and cash equivalents, beginning of
 period.................................      6      29      10      10      25
                                         ------  ------  ------  ------  ------
Cash and cash equivalents, end of
 period................................. $   29  $   10  $   25  $    6  $   24
                                         ======  ======  ======  ======  ======


Supplemental disclosure in Note 11.

  The accompanying notes are an integral part of these consolidated financial statements.

                     PRIMECO PERSONAL COMMUNICATIONS, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Activities

  PrimeCo Personal Communications, L.P., formerly PCS PrimeCo, L.P., ("PrimeCo" or "the Partnership") was formed on October 20, 1994 as a Delaware limited partnership for the purpose of acquiring licenses issued by the Federal Communications Commission ("FCC") pursuant to Subpart E of Part 24 of the FCC Rules ("PCS License") and to design, build, own and operate broadband personal communications services ("PCS Business"). The Partnership will continue through 2014 unless dissolved by the Partners under dissolution provisions outlined in the partnership agreement.

  PCSCO Partnership (a wholly owned affiliate of Bell Atlantic Corporation) and PCS Nucleus, L.P. (a wholly owned affiliate of AirTouch Communications, Inc.), collectively, the "Partners," each hold a 20% general and 30% limited interest in the Partnership.

  On May 8, 1995, PrimeCo entered into three limited partnership agreements ("MTA Partnerships") with Texas Utilities Communications, Inc. ("TUC") for the purpose of operating PCS Businesses in the Dallas-Ft. Worth, San Antonio and Houston major trading areas ("Texas MTAs"). PrimeCo holds a majority interest of 80% in each MTA partnership comprised of 1% general partner and 79% limited partner interest. TUC holds a 20% minority ownership interest in each of the Texas MTAs.

  The consolidated financial statements include the accounts of PrimeCo and the Texas MTAs. The 20% interest of the Texas MTAs and the losses therefrom have been reflected as "Minority interest in consolidated partnerships" and "Minority interest in losses of consolidated partnerships." Significant intercompany balances and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

  The following is a summary of significant accounting policies:

 Cash and cash equivalents

  Cash equivalents consist primarily of highly liquid investments with minimal interest rate risk and original maturities of 90 days or less at the date of acquisition. The balance is stated at cost, which approximates fair value and is principally concentrated in institutional money market accounts. Book overdrafts are classified with accounts payable.

 Inventory

  Inventory consists of handsets and related accessories. Inventories purchased for resale are carried at the lower of cost (determined using weighted average) or market. Market is determined using replacement cost in accordance with industry standards.

 Licenses and microwave relocation

  PCS Licenses include costs incurred to acquire FCC licenses on frequency blocks A and B in the 1850-1990 MHz radio frequency bands.

  The PCS licenses are issued conditionally for ten years. Historically, the FCC has granted license renewals providing the licensees have complied with applicable rules, policies and the Communications Act of 1934, as amended. PrimeCo believes it has complied with and intends to continue to comply with these rules and policies.

                     PRIMECO PERSONAL COMMUNICATIONS, L.P.

  Microwave relocation includes costs incurred to relocate incumbent microwave links affecting PrimeCo's licensed frequencies.

  PrimeCo amortizes the cost of the PCS Licenses and microwave relocation costs on a straight-line basis over a 40 year life.

 Revenue recognition

  PrimeCo records service revenues for the amount of communications services rendered, primarily measured by billable minutes of traffic in addition to a monthly charge for access and features, after deducting a reserve for fraudulent unauthorized use or subscriber fraud.

  Equipment sales consist of revenues from the sales of digital phones and related accessories. Such sales are not considered a primary part of PrimeCo's personal communications business. Upon shipment of products to unaffiliated customers, PrimeCo recognizes sales and related costs and expenses. PrimeCo has established programs which, under specified conditions, enable customers to return products.

  Customer accounts are monitored through an aging process that addresses the customer credit class and number of days the balance is outstanding. A reserve for uncollectible accounts is recorded based on historical accounts receivable agings and write-offs and is further evaluated as a percentage of recorded revenues. When a customer account is determined uncollectible, it is written-off.

 Property, plant and equipment

  Property, plant and equipment are recorded at cost. These costs include cell site acquisition, site development, network and switch hardware, capitalized interest, and engineering and overhead. Depreciation is recorded on a straight-line basis over the following estimated useful lives: buildings, 20 years, plant and other equipment, 3 to 15 years. Leasehold improvements are depreciated over the shorter of the remaining term of the lease or the estimated useful life of the improvement. When depreciable assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gains or losses on disposition are recognized in income. Repair and maintenance costs are charged to expense when incurred; significant renewals and betterments are capitalized.

 Software development costs

  Specific expenditures directly related to development projects for internal-use software are capitalized and amortized over their estimated useful life. Costs incurred in the preliminary project stage of development (prior to technological feasibility) are expensed as incurred.

  Initial operating systems software is capitalized and amortized over the life of the related hardware. Initial network application software is capitalized and amortized over three years.

  Capitalized computer software of approximately $217 million and $307 million at December 31, 1998 and 1999, respectively, is recorded in property, plant and equipment. PrimeCo amortized computer software costs of approximately $17 million, $23 million and $39 million for the periods ended December 31, 1997, 1998 and 1999, respectively.

 Foreign currency

  PrimeCo has entered into forward exchange contracts to hedge foreign currency transactions. PrimeCo's forward exchange contracts do not subject PrimeCo to risk from exchange rate movements

                     PRIMECO PERSONAL COMMUNICATIONS, L.P.

because gains and losses on such contracts offset losses and gains, respectively, on the Japanese yen denominated portion of its capital lease obligations. PrimeCo had approximately $119 million and $126 million of foreign exchange contracts outstanding relating to foreign currency denominated capital lease obligations at December 31, 1998 and 1999, respectively. The forward exchange contracts generally require PrimeCo to exchange U.S. dollars for foreign currencies at maturity, at rates agreed to at inception of the contracts.

  Credit risk associated with concentrations can arise when changes in economic, industry or geographic factors affect groups of counterparties with similar characteristics, whose aggregate credit exposure is significant to PrimeCo's total credit exposure. The current volatility in the Asian markets creates an unfavorable environment for the counterparties to the exchange contracts to fulfill their obligations to deliver the contracted currencies. Accordingly, PrimeCo could be at risk for any currency related fluctuations if the counterparties do not contractually comply. Should the counterparties not comply, the ultimate impact, if any, will be a function of the difference in cost of acquiring yen at the time of delivery versus the contractually agreed upon price.

  The aggregate hedge payable (receivable) and capital lease receivable (payable) as of December 31, 1998 and 1999 is $3 million and ($9) million, respectively. The associated gain and (loss) on the hedging activities, which has been netted in the statements of operations against capital lease (gains) and losses for the years ended December 31, 1997, 1998 and 1999 is ($12) million, $15 million and $12 million, respectively.

 Income taxes

  The results of operations of PrimeCo will be included in the income tax returns of the partners. Accordingly, no provision for income taxes is recorded in the accompanying financial statements.

 Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

 Advertising costs

  Advertising costs included in operating expenses are expensed as incurred. Advertising expenses totaled approximately $193 million, $216 million and $277 million in 1997, 1998 and 1999, respectively. These costs include handset subsidy expenses of $108 million, $132 million and $147 million in 1997, 1998 and 1999, respectively.

                     PRIMECO PERSONAL COMMUNICATIONS, L.P.

3. Property, Plant and Equipment

  Property, plant and equipment consists of the following at December 31, 1998 and 1999:

                                                                  1998    1999
                                                                 ------  ------
                                                                  (Dollars in
                                                                   millions)
   Land, buildings and leasehold improvements................... $   37  $   45
   Network equipment............................................  1,453   1,699
   Data processing..............................................    137     188
   Furniture and fixtures.......................................     36      39
                                                                 ------  ------
                                                                  1,663   1,971
   Accumulated depreciation and amortization....................   (275)   (480)
                                                                 ------  ------
     Total...................................................... $1,388  $1,491
                                                                 ======  ======

  Network equipment with a cost of approximately $336 million and $348 million at December 31, 1998 and December 31, 1999, respectively, is subject to capital lease obligations.

  During 1998 the Partnership exchanged certain network assets in the following
MTAs: Dallas, San Antonio, Chicago, and Milwaukee. The transaction was accounted for as a non-monetary exchange in accordance with Accounting Principle Board Opinion Number 29. In connection with this transaction, there was an approximate loss of $16.5 million relating to impairment of assets that were not subject to the exchange and certain noncapitalizable costs relating to the exchange.

4. Leases

 Capital leases

  During 1996 and 1997, PrimeCo entered into a series of sale/leaseback transactions for a portion of its network equipment. The sale/leasebacks were accounted for as financings, wherein the property remains on the books and a capital lease obligation is recorded for the proceeds received. The underlying amounts due under these leases have been guaranteed by the partners. There was no gain or loss associated with the transactions. Future minimum payments under these and other capital lease obligations, a portion of which are payable in Japanese yen, less imputed interest, are as follows:

   Years                                                  (Dollars in millions)
   -----                                                  ---------------------
   2000................................................................... $ 48
   2001...................................................................   48
   2002...................................................................   52
   2003...................................................................   62
   2004...................................................................   85
   Thereafter.............................................................   41
                                                                           ----
     Total minimum lease payments.........................................  336
   Less--Imputed interest.................................................  (76)
                                                                           ----
     Present value of minimum lease payments..............................  260
   Less--Current installments.............................................  (39)
                                                                           ----
     Long-term capital lease obligations at December 31, 1999............. $221
                                                                           ====

                     PRIMECO PERSONAL COMMUNICATIONS, L.P.

 Operating leases

  PrimeCo also has various operating leases, primarily related to rentals for towers, sites, stores and offices. At December 31, 1999, the aggregate minimum rental commitments under noncancellable operating leases for the periods shown are as follows:

   Years                                                   (Dollars in millions)
   -----                                                   ---------------------
   2000...................................................         $ 49
   2001...................................................           48
   2002...................................................           44
   2003...................................................           39
   2004...................................................           38
   Thereafter.............................................           87
                                                                   ----
     Total................................................         $305
                                                                   ====

  Rental expense was approximately $36 million, $52 million and $54 million in 1997, 1998 and 1999, respectively.

5. Commitments and Contingencies

 Litigation

  PrimeCo is involved in various claims and legal proceedings of a nature considered normal to its business. Management believes that these will not have a material effect on the Partnership's operating results or financial position.

 Vendor Agreements

  PrimeCo has an agreement with its equipment supplier with regards to equipment costs, payment terms and available credits. This equipment supplier is the primary provider for the Partnership's network equipment. Vendor credits were made available to PrimeCo based upon the volume of equipment purchased in accordance with the agreements. PrimeCo has an estimated minimum purchase commitment of $185.2 million to be paid during 2000. The vendor's sole remedy in the case of non-compliance is a reduction in 2000 and thereafter of purchase discounts.

  PrimeCo has also entered into agreements with several companies to provide PrimeCo with products and services to be used in its normal operations. The minimum payments for these agreements are approximately $13 million in 2000, $4 million in 2001, and $5 million in 2002.

Microwave relocation costs

  The FCC requires PCS License holders to compensate incumbents for relocating to new frequencies. PrimeCo has incurred approximately $198 million and $196 million in aggregate microwave relocation costs as of December 31, 1998 and 1999, respectively.

  PrimeCo is legally entitled to partial recoveries of these amounts in the future as other PCS providers establish service requiring clearance of the same microwave links; however, the aggregate recovery cannot be reasonably estimated. Amounts received with respect to these recoveries are recorded as a reduction to the related asset account.

                     PRIMECO PERSONAL COMMUNICATIONS, L.P.

Recoverability of assets and network expansion

  The realization of PrimeCo's assets is dependent upon continued financial support from its partners and successful implementation of its business strategy. PrimeCo will continue to incur significant expenditures in connection with expanding and improving its coverage areas. The Partners have committed $380 million in funding for 2000 capital and operating expenditures. In addition, they have provided letters of support to the Partnership which ensure, up to the respective partners proportionate share of ownership, that financial support necessary to meet all cash flow requirements will be provided to PrimeCo for the twelve-month period ending January 1, 2001.

  On September 21, 1999, the Partners of PrimeCo entered into an agreement that contemplates, among other things, the combination of certain assets, including the assets of PrimeCo. At this time, management is unable to predict the precise effect of this agreement on PrimeCo.

6. Related Party Transactions

  During 1997, 1998 and 1999, each partner paid certain costs on behalf of PrimeCo. Such payments amounted to approximately $15 million, $11 million and $4 million during 1997, 1998 and 1999, respectively. Amounts payable to the partners amounted to approximately $0 and $3 million at December 31, 1999 and 1998, respectively.


7. Employee Benefits

  Effective September 1, 1995, the Partnership established a defined contribution profit sharing employee savings plan under Section 401(k) of the Internal Revenue Code (the "401(k) Plan") for all employees of PrimeCo. PrimeCo received a favorable determination letter confirming the 401(k) Plan's qualification from the Internal Revenue Service during 1996.

  Employees may elect to contribute up to 16% of their annual compensation. PrimeCo will match employee contributions up to 4% of compensation and, at its discretion, may elect to make additional contributions under the profit sharing provisions of the 401(k) Plan. Total expenses related to the 401(k) Plan for the years ended December 31, 1997, 1998 and 1999 amounted to approximately $4 million, $2 million and $3 million, respectively.

8. Short term borrowing and Credit Facilities

  Effective March 18, 1998, PrimeCo entered into a discretionary $16 million line of credit with The Chase Manhattan Bank. The line of credit was increased to $20 million on September 30, 1998. The line of credit expired December 31, 1999; an application to extend until December 31, 2000 is pending. As of December 31, 1999, no amount is outstanding.

  Mellon Bank, NA issued a discretionary $5 million line of credit effective January 23, 1997, to PrimeCo. As of January 2000, the line of credit was cancelled.

  On December 18, 1998, PrimeCo entered into a short term note payable with one of its primary vendors. There was approximately $189 million outstanding on the note as of December 31, 1998, with a 6% interest rate. The note was paid in full in January 1999.

                     PRIMECO PERSONAL COMMUNICATIONS, L.P.

9. Fair Value of Financial Instruments

  The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

  Amounts payable related to foreign currency forward contracts, which are used to hedge foreign commitments, are recorded at fair value based on currency exchange rates in effect at the balance sheet date;

  Capital lease and microwave relocation obligations approximate fair value based on interest rates for similar transactions.

10. Sale of MTA

  On January 25, 1999, PrimeCo sold, to an unrelated third party, the PCS license with respect to the Hawaii MTA, and other specified assets relating to the business of building out, owning, operating, and maintaining a PCS system in the Hawaii MTA, and providing PCS services to customers therein. The total proceeds were $73 million, plus reimbursement of certain costs, including all capital expenditures and operating expenses since January 1, 1998, of approximately $12 million. A gain on the sale of $25 million was recognized, which included the reimbursement for 1998 operating expenses.

11. Supplemental Data to Consolidated Statements of Cash Flows


                                                                 Years Ended
                                                                 December 31,
                                                                --------------
                                                                1997 1998 1999
                                                                ---- ---- ----
                                                                 (Dollars in
                                                                  millions)
   Interest paid was as follows
     Interest paid............................................. $ 14 $ 15 $ 20
                                                                ==== ==== ====
   Noncash investing activities were as follows
     Additions to property, plant and equipment................ $ 84 $ 19 $116
                                                                ==== ==== ====
   Note payable to vendor in exchange for equipment............ $  0 $189 $  0
                                                                ==== ==== ====
   Reductions and credits to property, plant and equipment..... $149 $ 11 $ 12
                                                                ==== ==== ====
   Addition to microwave relocation obligations................ $ 23 $  4 $  3
                                                                ==== ==== ====
   Additions to (reductions of) microwave relocation
    receivables................................................ $  9 $  0 $  5
                                                                ==== ==== ====


12. Subsequent Events

  The TUC 20% minority ownership interests in the Texas MTAs were purchased by two limited liability companies which are wholly owned subsidiaries of the Partners. This transaction closed on January 6, 2000.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Chicago SMSA Limited Partnership,
CyberTel Cellular Telephone Company,
CyberTel RSA Cellular Limited Partnership, and Illinois SMSA Limited Partnership:

We have audited the accompanying combined statements of operations, changes in partners' capital, and cash flows of CHICAGO SMSA LIMITED PARTNERSHIP, CYBERTEL CELLULAR TELEPHONE COMPANY, CYBERTEL RSA CELLULAR LIMITED PARTNERSHIP, AND ILLINOIS SMSA LIMITED PARTNERSHIP for the nine months ended September 30, 1999. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Chicago SMSA Limited Partnership, CyberTel Cellular Telephone Company, CyberTel RSA Cellular Limited Partnership, and Illinois SMSA Limited Partnership, and the results of their operations and their cash flows for the nine months ended September 30, 1999 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP
Atlanta, Georgia
July 17, 2000

                       CHICAGO SMSA LIMITED PARTNERSHIP,
                      CYBERTEL CELLULAR TELEPHONE COMPANY,
                   CYBERTEL RSA CELLULAR LIMITED PARTNERSHIP,
                     AND ILLINOIS SMSA LIMITED PARTNERSHIP

                        COMBINED STATEMENT OF OPERATIONS

                    For the period ended September 30, 1999
                                 (in millions)


Revenues
  Service................................................................. $611
  Equipment...............................................................   33
  Other...................................................................    9
                                                                           ----
    Total revenues........................................................  653

Operating expenses
  Sales and marketing.....................................................  244
  Network costs...........................................................  109
  Operation support costs.................................................   75
  General and administrative..............................................   40
  Amortization............................................................    2
                                                                           ----
    Total operating expenses..............................................  470
                                                                           ----
Operating income..........................................................  183
Other income (expense)
  Minority interest.......................................................   (3)
  Interest income.........................................................    2
  Other...................................................................    1
                                                                           ----
Net income................................................................ $183
                                                                           ====



   The accompanying notes are an integral part of these financial statements.

                       CHICAGO SMSA LIMITED PARTNERSHIP,
                      CYBERTEL CELLULAR TELEPHONE COMPANY,
                   CYBERTEL RSA CELLULAR LIMITED PARTNERSHIP,
                     AND ILLINOIS SMSA LIMITED PARTNERSHIP

                    COMBINED STATEMENTS OF PARTNERS' CAPITAL
                                 (in millions)


Balance, December 31, 1998............................................... $ 497
  Net income.............................................................   183
  Capital distributions..................................................  (203)
                                                                          -----
Balance, September 30, 1999.............................................. $ 477
                                                                          =====




   The accompanying notes are an integral part of these financial statements.

                       CHICAGO SMSA LIMITED PARTNERSHIP,
                      CYBERTEL CELLULAR TELEPHONE COMPANY,
                   CYBERTEL RSA CELLULAR LIMITED PARTNERSHIP,
                     AND ILLINOIS SMSA LIMITED PARTNERSHIP

                        COMBINED STATEMENTS OF CASH FLOW

            For the nine-month period ended September 30, 1999

                                 (in millions)

Cash flows from operating activities
  Net income............................................................. $ 183
  Adjustments to reconcile net income to net cash provided by operations:
    Depreciation and amortization........................................    69
    Bad debt expense.....................................................    12
    Change in current assets.............................................     0
    Change in current liabilities........................................    31
    Other................................................................   (17)
                                                                          -----
      Net cash provided by operating activities..........................   278
                                                                          -----
Cash flows from investing activities
  Capital expenditures...................................................   (98)
                                                                          -----
      Net cash used in investing activities..............................   (98)
                                                                          -----
Cash flow from financing activities
  Retirement of long-term debt...........................................    (2)
  Capital distributions..................................................  (203)
  Change in due from general partner.....................................    25
                                                                          -----
      Net cash used in financing activities..............................  (180)
                                                                          -----
Net increase in cash and cash equivalents................................   --
Cash and cash equivalents, beginning of period...........................   --
                                                                          -----
Cash and cash equivalents, end of period................................. $ --
                                                                          =====


   The accompanying notes are an integral part of these financial statements.

                       CHICAGO SMSA LIMITED PARTNERSHIP,
                      CYBERTEL CELLULAR TELEPHONE COMPANY,
                   CYBERTEL RSA CELLULAR LIMITED PARTNERSHIP,
                     AND ILLINOIS SMSA LIMITED PARTNERSHIP

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1. Organization and Nature of Business

  The accompanying financial statements present the combined financial statements of Chicago SMSA Limited Partnership ("Chicago SMSA"), CyberTel Cellular Telephone Company ("CCTC"), CyberTel RSA Cellular Limited Partnership ("CyberTel RSA"), and Illinois SMSA Limited Partnership ("Illinois SMSA"), collectively, the "Partnerships."

  The Partnerships provide cellular services for different regions within the United States. Chicago SMSA provides analog and digital cellular service in the Chicago, Illinois and Gary, Indiana metropolitan areas. CCTC provides analog and digital cellular service in the St. Louis metropolitan area and various rural portions of Missouri. CyberTel RSA provides cellular service in the Columbia metropolitan area and various rural portions of Missouri. Illinois SMSA provides analog and digital cellular service in the Springfield, Champaign-Urbana, Bloomington-Normal, Decatur and Danville-Matton metropolitan areas. In addition to providing local cellular service, the Partnerships purchase long distance services from Ameritech Communications, Inc., and resell these services to their cellular customers.

  The partners of Chicago SMSA are Ameritech Mobile Phone Service of Chicago, Inc. ("AMPSC"), a wholly-owned subsidiary of Ameritech Mobile Communications, Inc. ("AMCI"), which is wholly owned by Ameritech Corporation ("Ameritech"); and ALLTEL Communications, Inc. ("ALLTEL").

  The partners' ownership percentages in Chicago SMSA were as follows as of September 30, 1999:

   AMPSC general interest................................................ 40.0%
   AMPSC limited interest................................................ 55.0%
   ALLTEL limited interest...............................................  5.0%

  The partners of CCTC are CyberTel Corporation and Gensub, Inc. ("Gensub"), wholly-owned subsidiaries of CyberTel Financial Corporation, which is wholly-owned by AMCI and Cellular Mobile Systems of Missouri, Inc. ("Cellular
Mobile").

  The partners' ownership percentages in CCTC were as follows as of September
30, 1999:

   CyberTel Corporation.................................................. 77.5%
   Cellular Mobile....................................................... 15.0%
   Gensub................................................................  7.5%

  The partners of CyberTel RSA are CyberTel Corporation and CyberTel Cellular
Management Company ("CTMC"), a wholly-owned subsidiary of CyberTel Inc.

  The partners' ownership percentages of CyberTel RSA were as follows as of September 30, 1999:

   CyberTel Corporation.................................................. 50.5%
   CyberTel Cellular Management Company.................................. 49.5%

  The partners of Illinois SMSA are Ameritech Mobile Phone Service of Illinois,
Inc. (AMPSI or General Partner), a wholly-owned subsidiary of AMCI; AMCI; U.S.
West New Vector Group, Inc. (New Vector); and Midwest Cellular Associates
(Midwest).

                       CHICAGO SMSA LIMITED PARTNERSHIP,
                      CYBERTEL CELLULAR TELEPHONE COMPANY,
                   CYBERTEL RSA CELLULAR LIMITED PARTNERSHIP,
                     AND ILLINOIS SMSA LIMITED PARTNERSHIP

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)


  The partners' ownership percentages of Illinois SMSA were as follows as of September 30, 1999:

   AMPSI general interest.............................................. 46.364%
   AMCI limited interest............................................... 13.636%
   New Vector limited interest......................................... 12.647%
   Midwest limited interest............................................ 27.353%

  Illinois SMSA has a 61.36% controlling interest in Illinois RSA 6&7 Limited Partnership (RSA 6&7). Chicago SMSA and Illinois SMSA each own a 20 percent interest in the Illinois Valley Cellular RSA 2-III Partnership. This partnership was formed to fund, establish and provide cellular service within a portion of the Illinois RSA 2 Cellular Geographic Service Area.

  On April 1999, GTE Corporation ("GTE") announced that it, along with Georgetown Partners, a private investment firm, had agreed to acquire Ameritech Corporation's interests in the Chicago, St. Louis and Central Illinois cellular properties for $3.27 billion in cash. In October 1999, SBC Communications, Inc.
(SBC) acquired Ameritech and GTE subsequently completed the acquisition of these properties. The unit formed by these operations is 92.725% owned by GTE and 7.275% owned by Davenport, a Partnership wholly owned by Georgetown Partners.

2. Summary of Significant Accounting Policies

 Basis of presentation

  The Partnerships prepare their financial statements in accordance with accounting principles generally accepted in the United States which require that management make estimates and assumptions that affect reported amounts. Actual results could differ from these estimates.

 Principles of combination

  The accompanying financial statements present the combined results of operations of the Partnerships for the nine months ended September 30, 1999. All significant intercompany balances and transactions have been eliminated in combination.

 Revenue recognition

  The Partnerships earn service revenues primarily by providing access to the cellular network (access revenue) and for usage of the cellular network (airtime and toll revenues). Access revenues are recognized when earned. Airtime (including roaming) and toll revenues are recognized when the services are rendered. Other service revenues are recognized after services are performed or rendered and include custom calling feature and other revenues. Equipment sales are recognized upon delivery of the equipment to the customer. Other revenues include landline call termination revenues and paging revenues, which are recognized when services are rendered, and Universal Service Fund billings that are collected from the customer and remitted to the appropriate authority.

                       CHICAGO SMSA LIMITED PARTNERSHIP,
                      CYBERTEL CELLULAR TELEPHONE COMPANY,
                   CYBERTEL RSA CELLULAR LIMITED PARTNERSHIP,
                     AND ILLINOIS SMSA LIMITED PARTNERSHIP

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

 Operating expenses

  Operating expenses include expenses incurred directly by the Partnerships, as well as an allocation of administrative expenses and other costs incurred by the general partners. Refer to Note 5 for additional discussion of allocated and affiliated expenses.

 Advertising costs

  The Partnerships expense the cost of advertising as incurred. Advertising expense was $29.5 million for the nine months ended September 30, 1999.

 Due from general partner

  Pursuant to the terms of the partnership agreements, the General Partner is reimbursed by the Partnerships for any reasonable and necessary expenses, as defined in these agreements, incurred by the general partner or its affiliates on behalf of the partnerships. See Note 5 for further discussion.

  The receivable from the general partner represents cumulative net balance of amounts owed by the general partner. Interest is earned on the average monthly receivable balance at the federal funds rate plus .5% (which ranged from 5.05% to 5.67%).

 Income taxes

  According to the Internal Revenue Code and applicable state statutes, income and expenses are not separately taxable to the Partnerships, but rather accrue directly to the partners. Accordingly, no provision for income taxes is made in the accompanying financial statements.

 Inventories

  Inventories include cellular telephone equipment and are stated at the lower of cost or market, with cost determined on a first-in, first-out basis.

 Property and equipment

  Property and equipment are recorded at cost. The Partnerships record depreciation using the straight-line method over the estimated useful lives of the assets, which are primarily 15 years for buildings and towers, three to ten years for cell and switching equipment, and three to ten years for furniture and fixtures and other equipment. When property is retired, the cost of the property and the related accumulated depreciation are removed from the balance sheet and any gain or loss on the transaction is included in income.

  Assets under construction represent costs incurred for the construction of cell sites and includes network engineering and capitalized interest. When these assets are placed in service, the costs are recorded to the appropriate property and equipment accounts and depreciation begins. Depreciation expense for the nine months ended September 30, 1999 was $66.8 million.

                       CHICAGO SMSA LIMITED PARTNERSHIP,
                      CYBERTEL CELLULAR TELEPHONE COMPANY,
                   CYBERTEL RSA CELLULAR LIMITED PARTNERSHIP,
                     AND ILLINOIS SMSA LIMITED PARTNERSHIP

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

 Deferred charges and other assets, net

  Deferred charges primarily includes the unamortized costs of phone equipment used as part of a sales promotion effort. The promotion allows the customer either limited free service or free or discounted phone equipment in exchange for a one to three year contract. For those customers choosing the phone equipment discount option, the discount is deferred and amortized over the length of the customers' service contracts.

  Other assets, net, consists of the long-term portion of deferred charges, intangibles associated with certain acquisitions, and the investments in Illinois RSA-2. The intangibles are being amortized over 5-40 years. The investments are being accounted for under the equity method.

 Long-lived assets

  The Partnerships periodically review the values assigned to long-lived assets such as intangibles, deferred charges, and property and equipment, to determine whether any impairments exist that are other than temporary. Management believes that the long-lived assets in the accompanying balance sheet are appropriately valued.

 Credit risk

  The Partnerships' accounts receivable subject the Partnerships to credit risk, as collateral is generally not required. The Partnerships' risk of loss is limited due to advance billings to certain customers for services and the ability to terminate access on delinquent accounts. The concentration of credit risk is mitigated by the large number of customers comprising the customer base. The carrying amount of the Partnerships' receivables approximates their fair value.

 Sources of supplies

  The Partnerships rely on local and long-distance telephone companies and other companies to provide certain communication services. Although management feels alternative telecommunications facilities could be found in a timely manner, any disruption of these services could potentially have an adverse effect on operating results.

  Although the Partnerships attempt to maintain multiple vendors for each required product, its inventory and equipment, which are important components of its operations, are each currently acquired from only a few sources. If the suppliers are unable to meet the Partnerships' needs as it builds out its network infrastructure and sells service and equipment, delays and increased costs in the expansion of the Partnerships' network infrastructure or losses of potential customers could result, which would adversely affect operating results.

3. Commitments and Contingencies

 Leases

  The Partnerships lease certain facilities and equipment used in operations under long-term operating leases. These leases have options for renewal with provisions for increased rent upon

                       CHICAGO SMSA LIMITED PARTNERSHIP,
                      CYBERTEL CELLULAR TELEPHONE COMPANY,
                   CYBERTEL RSA CELLULAR LIMITED PARTNERSHIP,
                     AND ILLINOIS SMSA LIMITED PARTNERSHIP

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

renewal. Rent expense for the nine months ended September 30, 1999 was $9.4 million and is included in sales and marketing costs, operation support costs, network costs, and general and administrative costs in the accompanying statement of operations.

  As of September 30, 1999, future minimum lease payments under noncancellable operating leases with initial or remaining periods in excess of one year were as follows (in millions):


   2000..................................................................... $13
   2001.....................................................................  12
   2002.....................................................................  10
   2003.....................................................................   9
   2004.....................................................................   8
   Thereafter...............................................................  21
                                                                             ---
     Total.................................................................. $73
                                                                             ===


 Contingencies

  The Company is subject to several proceedings, including class actions, arising out of the conduct of its business. These proceedings primarily involve commercial transactions, including unfair trade practices and include:

  Ameritech Corporation and Ameritech Mobile Communications, Inc., Plaintiff/Counter-defendants v. Computer Systems Solutions, Inc.,
Defendant/Counter-plaintiff, Case No. 97 C 7932, United States District Court, Northern District of Illinois.

  Bradley S. Joiner, et al v. Ameritech Mobile Communications, Inc. Case No. 96-L-121, Circuit Court for the Third Judicial Circuit, Madison County, Illinois.

  Judith Bobalik, Terrance Purcell, Howard Jongsma, Paul and Debra Haynes v. Ameritech Mobile Communications, Inc. and Village of Chicago Heights, Case No. 96 CH 4130, Circuit Court, Cook County, Illinois.

  Wendy Marshall on behalf of herself and all others similarly situated v. Ameritech Mobile Communications, Inc., Case No. 97-L-141, Circuit Court for the Third Judicial Circuit, Madison County, Illinois.

  The ultimate outcomes of the preceding litigation cannot be determined at the present time. Accordingly, no provision for any liability that might result from these matters has been made in the accompanying financial statements.

  The Partnerships are subject to litigation related to matters arising in the normal course of business. The Partnerships are not aware of any other asserted or pending claims that could potentially have a material adverse effect on the Partnerships' financial position, cash flows or results of operations.

                       CHICAGO SMSA LIMITED PARTNERSHIP,
                      CYBERTEL CELLULAR TELEPHONE COMPANY,
                   CYBERTEL RSA CELLULAR LIMITED PARTNERSHIP,
                     AND ILLINOIS SMSA LIMITED PARTNERSHIP

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

4. Related-Party Transactions

  All transactions of the Partnerships are authorized by the general partners. Many management and administrative services are performed by Ameritech Mobile Communications, Inc. Services provided to the Partnerships include support in major functional areas such as accounting, information and cash management, human resources, legal, marketing, billing, and technology planning. Costs attributable to these support functions are included in sales and marketing, operations support, network, and general and administrative costs in the accompanying statement of operations. These costs, along with services provided by the general partners, are allocated to the Partnerships based on various factors which are modified periodically to more closely align costs with services received. The costs for such expenses were approximately $89.2 million.

  The general partner either advances funds to or borrows funds from the Partnerships. Funds advanced to the Partnerships are used to cover construction and working capital requirements. The advances and borrowings are netted and are reflected in due from general partner in the accompanying balance sheet. Interest is calculated on this balance as described in Note 2.

  The subsidiary partnerships purchase facility and long-distance services from Ameritech subsidiaries. The costs of such expenses were not material for the period presented.

                           [LOGO of Verizonwireless]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.


                                                                       Amount
                                                                     To Be Paid
                                                                     ----------
   Registration fee................................................. $1,320,000
   NASD filing fee..................................................     30,500
   Stock exchange listing fees......................................    250,000
   Transfer agent's fees............................................          *
   Printing and engraving expenses..................................          *
   Legal fees and expenses..........................................          *
   Accounting fees and expenses.....................................          *
   Blue Sky fees and expenses.......................................     10,000
   Miscellaneous....................................................          *
                                                                     ----------
     Total.......................................................... $        *
                                                                     ==========

--------
*  To be filed by amendment.

  Each of the amounts set forth above, other than the registration fee and the NASD filing fee, is an estimate.


Item 14. Indemnification of Directors and Officers.

  Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.
Section 10.1 of the Registrant's Bylaws provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

  Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Certificate of Incorporation provides for such limitation of liability.

  The Registrant expects to maintain standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

  The proposed form of Underwriting Agreement filed as Exhibit 1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

   The partnership agreement provides that the Registrant's officers, in their capacity as officers of Cellco Partnership, will be indemnified against any liability incurred in connection with any proceeding in which the officer is involved by reason of serving as an officer of the partnership, except (1) where indemnification is prohibited by law or has been finally determined to be unlawful, (2) where the conduct has been finally determined to constitute gross negligence, bad faith, reckless conduct, intentional misconduct or a knowing violation of law sufficient in the circumstances to bar indemnification, (3) where the conduct has been finally determined to violate Section 2.9 or Section
5.1 of the partnership agreement, (4) where the conduct has been finally determined to have been an action other than an action in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the partnership and, with respect to criminal proceedings, had no reasonable cause to believe the action was unlawful, and (5) where the conduct has been finally determined to be based upon a personal benefit to which the officer is not legally entitled.


Item 15. Recent Sales of Unregistered Securities.

  Since August 1997, the Registrant has sold the following securities without registration under the Securities Act of 1933:



    1. In August 2000, we issued 100 shares of our common stock to a subsidiary of Verizon Communications in reliance upon the exemption provided by Section 4(2) of the Securities Act.


    2. Prior to the offering, we will issue 900 shares of our Class B common stock to subsidiaries of Verizon Communications and 1000 shares of our Class C common stock to subsidiaries of Vodafone in reliance upon the exemption provided by Section 4(2) of the Securities Act.



Item 16. Exhibits and Financial Statement Schedules.

  (a) The following exhibits are filed as part of this Registration Statement:


 Exhibit
 Number                                Description
 -------                               -----------
  1      Form of Underwriting Agreement*
  3.1    Certificate of Incorporation*
  3.2    By-Laws*
  4.1    Form of Common Stock Certificate*
  4.2    Credit Agreement dated as of April 3, 2000 among Cellco Partnership, the lenders party thereto and The Chase Manhattan Bank and Citibank,
         N.A., as co-administrative agents
  4.2.1  Amendment No. 1 dated as of June 21, 2000 to the Credit Agreement
  4.2.2  Amendment No. 2 dated as of April 24, 2001 to the Credit Agreement
  5      Opinion of Davis Polk & Wardwell*
 10.1    U.S. Wireless Alliance Agreement dated September 21, 1999
         (incorporated by reference to Bell Atlantic Corporation Form 10-Q for quarter ended September 30, 1999)
 10.2    Amendment to U.S. Wireless Alliance Agreement dated as of April 3,
         2000+
 10.3    Amended and Restated Cellco Partnership Agreement dated as of April 3,
         2000+
 10.3.1  Second Amended and Restated Cellco Partnership Agreement*
 10.4    Investment Agreement dated as of April 3, 2000 among Vodafone AirTouch
         Plc, Bell Atlantic Corporation and Cellco Partnership+
 10.4.1  Amended and Restated Investment Agreement*
 10.5    Settlement Strategy Agreement dated as of September 21, 1999 by and between Vodafone AirTouch Plc and Bell Atlantic Corporation+
 10.6    Amendment to Settlement Strategy Agreement dated as of April 3, 2000+
 10.7    Form of Indemnity Agreement related to dispositions of conflicted systems+

 Exhibit
 Number                                Description
 -------                               -----------
  10.8   Secondment Agreement among Vodafone AirTouch Plc, Bell Atlantic
         Corporation and Cellco Partnership+

  10.9   Bell Atlantic Stock Option Program

  10.10 Software Assignment and License Agreement dated as of April 3, 2000 between AirTouch Communications, Inc. and Cellco Partnership

  10.11  Intellectual Property Assignment dated as of April 3, 2000 between
         AirTouch Communications, Inc. and Cellco Partnership

  10.12  Patent License Agreement dated as of April 3, 2000 between AirTouch
         Communications, Inc. and Cellco Partnership

  10.13  Transition Services Agreement dated as of April 3, 2000 between
         Vodafone AirTouch Plc and Cellco Partnership+

  10.14  Patent License Agreement dated as of April 3, 2000 between Bell
         Atlantic Cellular Holdings, L.P. and NYNEX PCS Inc. (collectively,
         "Licensors"), and Cellco Partnership

  10.15 Trademark and Domain License Agreement dated as of April 3, 2000 between Licensors and Cellco Partnership

  10.16 Trademark and Domain License Agreement dated as of April 3, 2000 between Licensors and Cellco Partnership

  10.17 Trademark and Domain License Agreement dated as of April 3, 2000 between Licensors and Cellco Partnership

  10.18 Trademark and Domain Name License Agreement dated as of April 3, 2000 between AirTouch Communications, Inc. and Cellco Partnership

  10.19 Verizon Wireless Executive Savings Plan, as amended and restated, effective January 1, 2001

  10.20 Bell Atlantic Senior Management Income Deferral Plan (incorporated by reference to Bell Atlantic Corporation Form 10-K for the year ended
         December 31, 1999)

  10.21  Bell Atlantic NYNEX Mobile Executive Transition and Retention
         Retirement Plan, as amended and restated, effective May 19, 2000

  10.22 AirTouch Communications Deferred Compensation Plan, as amended and restated, effective as of June 1, 1998

  10.23  Employment contract dated Sept. 29, 2000 between Dennis Strigl and
         Verizon Wireless Inc.

  10.24  Employment agreements between Edward Langston and Vodafone Group
         (dated May 17, 1994 between Vodapage Limited and Edward Langston, as supplemented on January 2, 1998 by Vodafone Group Services Limited and on December 15, 1999 by Vodafone AirTouch Group Services Limited)

  10.25  Employment agreement effective as of April 3, 2000 between Lowell
         McAdam and Cellco Partnership

  10.26  Employment agreement effective as of April 3, 2000 between Richard
         Lynch and Cellco Partnership

  10.27  Employment agreement effective as of April 3, 2000 between S. Mark
         Tuller and Cellco Partnership

  10.28  Stock Purchase Agreement among Ameritech Mobile Communications, Inc.,
         Cybertel Financial Corporation, GTE Consumer Services Incorporated and
         GTE Corporation dated as of April 2, 1999

 Exhibit
 Number                                Description
 -------                               -----------
  10.29  Stock Purchase Agreement among Ameritech Mobile Communications, Inc.,
         GTE Consumer Services Incorporated and GTE Corporation dated as of
         April 2, 1999

  10.30  Transaction Agreement dated as of November 14, 2000 among Price
         Communications Corporation, Price Communications Cellular Inc., Price
         Communications Cellular Holdings, Inc., Price Communications Wireless,
         Inc., Verizon Wireless Inc., Cellco Partnership and VWI Acquisition
         Corporation (Filed as Exhibit 10.9 to Price Communications
         Corporation's Annual Report on Form 10-K for 2000 and incorporated by reference herein)

  10.31  Vodafone Group Pension Scheme Second Definitive Deed and Rules dated
         May 28, 1999

  10.32  Rules of Vodafone Group 1998 Company Share Option Scheme (July 1998,
         Final Version)

  10.33  Vodafone Group Profit Sharing Scheme Trust Deed dated September 29,
         1992

  10.34 Vodafone Group Vodafone Group Profit Sharing Scheme Supplemental Deed to the Trust Deed dated March 27, 1988

  10.35  Rules of the Vodafone Group 1998 Executive Share Option Scheme (July
         1998, Final Version)

  10.36 The Rules of the Vodafone Group Plc Share Option Scheme, as approved on September 14, 1988 and amended from time to time

  10.37  Employee Benefit Plan Assumption Agreement by and between Cellco
         Partnership d/b/a Verizon Wireless and Verizon Wireless Inc.*

  10.38  Definitive Agreement between Cellco Partnership and Lucent
         Technologies Inc. dated March 16, 2001**

  10.39 2000 Verizon Wireless Long-Term Incentive Plan as amended and restated effective July 10, 2000.

  10.40  Vodafone Group Long-Term Incentive Plan
  16     Letter of PricewaterhouseCoopers LLP re change in certifying accountant
  21     Subsidiaries of the Registrant
  23.1   Consent of Deloitte & Touche LLP
  23.2   Consent of PricewaterhouseCoopers LLP
  23.3   Consent of Arthur Andersen LLP
  23.4   Consent of Davis Polk & Wardwell (included in Exhibit 5)
  24.1   Power of Attorney (included on signature page)*



--------
* To be filed by amendment

+ Previously filed




** Confidential materials appearing in this document have been omitted and filed separately with the Securities and Exchange Commission in accordance with the Securities Act of 1933, as amended, and Rule 406 promulgated thereunder. Omitted information has been replaced with asterisks.


  (b) No financial statement schedules are required to be filed as part of this Registration Statement.

Item 17. Undertakings

  The undersigned hereby undertakes:

  (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (c) The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Bedminster, State of New Jersey, on the 8th day of November 2001.


                                          Verizon Wireless Inc.

                                             /s/ Dennis F. Strigl

                                          By __________________________________
                                             Name: Dennis F. Strigl

                                             Title:President and Chief
                                             Executive Officer




  Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



              Signature                          Title                   Date
              ---------                          -----                   ----

         /s/ Dennis F. Strigl          Director and Principal      November 8, 2001
______________________________________  Executive Officer
           Dennis F. Strigl

         /s/ Edward Langston           Principal Financial and     November 8, 2001
______________________________________  Accounting Officer
           Edward Langston

                                 EXHIBIT INDEX


 Exhibit
 Number                                Description
 -------                               -----------
  1      Form of Underwriting Agreement*
  3.1    Certificate of Incorporation*
  3.2    By-Laws*
  4.1    Form of Common Stock Certificate*
  4.2    Credit Agreement dated as of April 3, 2000 among Cellco Partnership, the lenders party thereto and The Chase Manhattan Bank and Citibank,
         N.A., as co-administrative agents
  4.2.1  Amendment No. 1 dated as of June 21, 2000 to the Credit Agreement
  4.2.2  Amendment No. 2 dated as of April 24, 2001 to the Credit Agreement
  5      Opinion of Davis Polk & Wardwell*
 10.1    U.S. Wireless Alliance Agreement dated September 21, 1999
         (incorporated by reference to Bell Atlantic Corporation Form 10-Q for quarter ended September 30, 1999)
 10.2    Amendment to U.S. Wireless Alliance Agreement dated as of April 3,
         2000+
 10.3    Amended and Restated Cellco Partnership Agreement dated as of April 3,
         2000+
 10.3.1  Second Amended and Restated Cellco Partnership Agreement*
 10.4    Investment Agreement dated as of April 3, 2000 among Vodafone AirTouch
         Plc, Bell Atlantic Corporation and Cellco Partnership+
 10.4.1  Amended and Restated Investment Agreement*
 10.5    Settlement Strategy Agreement dated as of September 21, 1999 by and between Vodafone AirTouch Plc and Bell Atlantic Corporation+
 10.6    Amendment to Settlement Strategy Agreement dated as of April 3, 2000+
 10.7    Form of Indemnity Agreement related to dispositions of conflicted systems+
 10.8    Secondment Agreement among Vodafone AirTouch Plc, Bell Atlantic
         Corporation and Cellco Partnership+
 10.9    Bell Atlantic Stock Option Program
 10.10   Software Assignment and License Agreement dated as of April 3, 2000 between AirTouch Communications, Inc. and Cellco Partnership
 10.11   Intellectual Property Assignment dated as of April 3, 2000 between
         AirTouch Communications, Inc. and Cellco Partnership
 10.12   Patent License Agreement dated as of April 3, 2000 between AirTouch
         Communications, Inc. and Cellco Partnership
 10.13   Transition Services Agreement dated as of April 3, 2000 between
         Vodafone AirTouch Plc and Cellco Partnership+
 10.14   Patent License Agreement dated as of April 3, 2000 between Bell
         Atlantic Cellular Holdings, L.P. and NYNEX PCS Inc. (collectively,
         "Licensors"), and Cellco Partnership
 10.15   Trademark and Domain License Agreement dated as of April 3, 2000 between Licensors and Cellco Partnership
 10.16   Trademark and Domain License Agreement dated as of April 3, 2000 between Licensors and Cellco Partnership
 10.17   Trademark and Domain License Agreement dated as of April 3, 2000 between Licensors and Cellco Partnership
 10.18   Trademark and Domain Name License Agreement dated as of April 3, 2000 between AirTouch Communications, Inc. and Cellco Partnership
 10.19   Verizon Wireless Executive Savings Plan, as amended and restated, effective January 1, 2001

 10.20 Bell Atlantic Senior Management Income Deferral Plan (incorporated by reference to Bell Atlantic Corporation Form 10-K for the year ended
         December 31, 1999)

 Exhibit
 Number                                Description
 -------                               -----------
  10.21  Bell Atlantic NYNEX Mobile Executive Transition and Retention
         Retirement Plan, as amended and restated, effective May 19, 2000

  10.22 AirTouch Communications Deferred Compensation Plan, as amended and restated, effective as of June, 1998

  10.23 Employment agreement dated September 29, 2000 between Dennis F. Strigl and Verizon Wireless Inc.

  10.24  Employment agreements between Edward Langston and Vodafone Group
         (dated May 17, 1994 between Vodapage Limited and Edward Langston, as supplemented on January 2, 1998 by Vodafone Group Services Limited and on December 15, 1999 by Vodafone AirTouch Group Services Limited)

  10.25  Employment agreement effective as of April 3, 2000 between Lowell C.
         McAdam and Cellco Partnership

  10.26  Employment agreement effective as of April 3, 2000 between Richard J.
         Lynch and Cellco Partnership

  10.27  Employment agreement effective as of April 3, 2000 between S. Mark
         Tuller and Cellco Partnership

  10.28  Stock Purchase Agreement among Ameritech Mobile Communications, Inc.,
         Cybertel Financial Corporation, GTE Consumer Services Incorporated and
         GTE Corporation dated as of April 2, 1999

  10.29  Stock Purchase Agreement among Ameritech Mobile Communications, Inc.,
         GTE Consumer Services Incorporated and GTE Corporation dated as of
         April 2, 1999

  10.30  Transaction Agreement dated as of November 14, 2000 among Price
         Communications Corporation, Price Communications Cellular Inc., Price
         Communications Cellular Holdings, Inc., Price Communications Wireless,
         Inc., Verizon Wireless Inc., Cellco Partnership and VWI Acquisition
         Corporation (Filed as Exhibit 10.9 to Price Communications
         Corporation's Annual Report on Form 10-K for 2000 and incorporated by reference herein)

  10.31  Vodafone Group Pension Scheme Second Definitive Deed and Rules dated
         May 28, 1999

  10.32  Rules of the Vodafone Group 1998 Company Share Option Scheme (July
         1998, Final Version)

  10.33  Vodafone Group Profit Sharing Scheme Trust Deed dated September 29,
         1992

  10.34  Vodafone Group Profit Sharing Scheme Supplemental Deed to the Trust
         Deed dated March 27, 1998

  10.35  Rules of the Vodafone Group 1998 Executive Share Option Scheme (July
         1998, Final Version)

  10.36 The Rules of the Vodafone Group Plc Share Option Scheme, as approved on September 14, 1988 and amended from time to time

  10.37  Employee Benefit Plan Assumption Agreement by and between Cellco
         Partnership d/b/a Verizon Wireless and Verizon Wireless Inc.*

  10.38  Definitive Agreement between Cellco Partnership and Lucent
         Technologies Inc. dated March 16, 2001**

  10.39 2000 Verizon Wireless Long-Term Incentive Plan, as amended and restated effective July 10, 2000

  10.40  Vodafone Group Long Term Incentive Plan

 Exhibit
 Number                           Description
 -------                          -----------
  16     Letter of PricewaterhouseCoopers LLP re change in certifying accountant
  21     Subsidiaries of the Registrant
  23.1   Consent of Deloitte & Touche LLP
  23.2   Consent of PricewaterhouseCoopers LLP
  23.3   Consent of Arthur Andersen LLP
  23.4   Consent of Davis Polk & Wardwell (included in Exhibit 5)
  24.1   Power of Attorney (included on signature page)



--------
* To be filed by amendment

+ Previously filed




** Confidential materials appearing in this document have been omitted and filed separately with the Securities and Exchange Commission in accordance with the Securities Act of 1933, as amended, and Rule 406 promulgated thereunder. Omitted information has been replaced with asterisks.